WADDELL & REED Investments

# Annual Report

June 30, 2016

| | Ticker | | | |
|---|---|---|---|---|
| | Class A | Class B | Class C | Class Y |
| **EQUITY FUNDS** | | | | |
| Waddell & Reed Advisors Accumulative Fund | UNACX | WAABX | WAACX | WAAYX |
| Waddell & Reed Advisors Asset Strategy Fund | UNASX | WBASX | WCASX | WYASX |
| Waddell & Reed Advisors Continental Income Fund | UNCIX | WACBX | WACCX | WACYX |
| Waddell & Reed Advisors Core Investment Fund | UNCMX | UNIBX | WCCIX | UNIYX |
| Waddell & Reed Advisors Dividend Opportunities Fund | WDVAX | WDVBX | WDVCX | WDVYX |
| Waddell & Reed Advisors Energy Fund | WEGAX | WEGBX | WEGCX | WEGYX |
| Waddell & Reed Advisors Global Growth Fund | UNCGX | WAIBX | WAICX | WAIYX |
| Waddell & Reed Advisors New Concepts Fund | UNECX | UNEBX | WNCCX | UNEYX |
| Waddell & Reed Advisors Science and Technology Fund | UNSCX | USTBX | WCSTX | USTFX |
| Waddell & Reed Advisors Small Cap Fund | UNSAX | WRSBX | WSCCX | WRSYX |
| Waddell & Reed Advisors Tax-Managed Equity Fund | WTEAX | WBTMX | WCTMX | WATMX |
| Waddell & Reed Advisors Value Fund | WVAAX | WVABX | WVACX | WVAYX |
| Waddell & Reed Advisors Vanguard Fund | UNVGX | WRVBX | WAVCX | WAVYX |

Waddell & Reed Investments refers to the investment management services offered by Waddell & Reed Investment Management Company, the investment manager of the Waddell & Reed Advisors Funds, distributed by Waddell & Reed

# CONTENTS

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Waddell & Reed Advisors Funds prospectus, or summary prospectus, and current performance information, including current Lipper ranking information.



Henry J. Herrmann, CFA

JUNE 30, 2016 (UNAUDITED)

## Dear Shareholder,

Across the fiscal year, investors have endured a range of issues that have triggered stock market volatility. Concerns about global economic growth, interest rates, fluctuation in oil prices and a U.S. presidential election explain the headwinds.

Financial markets dislike uncertainty. We believe that the roller coaster ride in stocks is not finished; volatility is likely to continue. Regardless, we still expect moderate positive returns for the year.

Despite the uncertain backdrop, the U.S. economic expansion has continued. The U.S. is the relative bright spot, supported primarily by the U.S. consumer, who is benefitting from lower energy prices, lower inflation in general and an improved labor market. Demand for cars, homes and furnishings is strong.

When interest rates in the U.S. will rise and by how much remains an area of focus for the financial markets. Investors reacted negatively when the Federal Reserve raised rates slightly in December and seemed to imply more increases were likely. However, global economic concerns, fueled in June by Britain's vote to leave the European Union, altered the timetable. Future rate increases will be slow to develop. Job growth, inflation and international developments will be the most important determinants of central bank policy.

Overseas, the European Central Bank and Bank of Japan are actively engaged in aggressive easing. As yet, these steps are not leading to strengthening economic activity.

China, in the face of economic softening, has turned toward more aggressive stimulus. We believe moderate economic acceleration is likely in China in 2016, which should be beneficial to broader global growth.

While challenges remain, we do see potential catalysts for growth in several areas and industries and our team continues to seek investment opportunities around the globe.

## Economic Snapshot

|  | 6/30/2016 | 6/30/2015 |
|---|---|---|
| S&P 500 Index | 2,098.86 | 2,063.11 |
| MSCI EAFE Index | 1,608.45 | 1,842.46 |
| 10-Year Treasury Yield | 1,49% | 2.35% |
| U.S. unemployment rate | 4.90% | 5.30% |
| 30-year fixed mortgage rate | 3.48% | 4.02% |
| Oil price per barrel | $ 48.33 | $ 59.47 |

*Sources: Bloomberg, U.S. Department of Labor, MBA, CME*

*All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.*

Respectfully,

*Henry J Herrmann*

Henry J. Herrmann, CFA
President

**The opinions expressed in this letter are those of the President of the Waddell & Reed Advisors Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.**

(UNAUDITED)

## Expense Example

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, exchange fees and account fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2016.

## Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. Fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Savings Incentive Match Plan for Employees (SIMPLE) IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $18 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. With limited exceptions, for Class A and Class C shares, if your Fund account balance is below $650 on the Friday prior to the last full week of September of each year, the account will be assessed an account fee of $20. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

## Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), exchange fees or account fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 7 to the Financial Statements for further information.

| Fund | Actual[1] | | | Hypothetical[2] | | | Annualized Expense Ratio Based on the Six-Month Period |
|---|---|---|---|---|---|---|---|
| | Beginning Account Value 12-31-15 | Ending Account Value 6-30-16 | Expenses Paid During Period* | Beginning Account Value 12-31-15 | Ending Account Value 6-30-16 | Expenses Paid During Period* | |
| Accumulative Fund | | | | | | | |
| Class A | $1,000 | $986.20 | $ 5.36 | $1,000 | $ 1,019.44 | $ 5.45 | 1.09% |
| Class B** | $1,000 | $980.20 | $11.29 | $1,000 | $ 1,013.45 | $11.48 | 2.29% |
| Class C | $1,000 | $980.60 | $10.20 | $1,000 | $ 1,014.52 | $10.37 | 2.08% |
| Class Y | $1,000 | $987.50 | $ 4.17 | $1,000 | $1,020.63 | $ 4.24 | 0.85% |
| Asset Strategy Fund | | | | | | | |
| Class A | $1,000 | $974.20 | $ 5.73 | $1,000 | $ 1,019.04 | $ 5.86 | 1.17% |
| Class B** | $1,000 | $967.90 | $11.22 | $1,000 | $ 1,013.46 | $11.48 | 2.29% |
| Class C | $1,000 | $970.60 | $10.05 | $1,000 | $ 1,014.70 | $10.27 | 2.04% |
| Class Y | $1,000 | $975.60 | $ 4.15 | $1,000 | $1,020.66 | $ 4.24 | 0.84% |

*See footnotes on page 6.*

# ILLUSTRATION OF FUND EXPENSES

## WADDELL & REED ADVISORS FUNDS

(UNAUDITED)

| Fund | Actual[1] Beginning Account Value 12-31-15 | Actual[1] Ending Account Value 6-30-16 | Actual[1] Expenses Paid During Period* | Hypothetical[2] Beginning Account Value 12-31-15 | Hypothetical[2] Ending Account Value 6-30-16 | Hypothetical[2] Expenses Paid During Period* | Annualized Expense Ratio Based on the Six-Month Period |
|---|---|---|---|---|---|---|---|
| **Continental Income Fund** | | | | | | | |
| Class A | $1,000 | $ 998.90 | $ 5.80 | $1,000 | $1,019.09 | $ 5.86 | 1.16% |
| Class B** | $1,000 | $ 993.50 | $ 11.36 | $1,000 | $1,013.50 | $ 11.48 | 2.29% |
| Class C | $1,000 | $ 994.60 | $10.07 | $1,000 | $ 1,014.81 | $ 10.17 | 2.02% |
| Class Y | $1,000 | $1,000.40 | $ 4.30 | $1,000 | $1,020.57 | $ 4.34 | 0.86% |
| **Core Investment Fund** | | | | | | | |
| Class A | $1,000 | $ 995.10 | $ 5.19 | $1,000 | $1,019.64 | $ 5.25 | 1.05% |
| Class B** | $1,000 | $ 988.30 | $ 11.04 | $1,000 | $1,013.78 | $ 11.18 | 2.23% |
| Class C | $1,000 | $ 990.50 | $10.05 | $1,000 | $1,014.75 | $ 10.17 | 2.03% |
| Class Y | $1,000 | $ 995.10 | $ 3.89 | $1,000 | $1,020.93 | $ 3.94 | 0.79% |
| **Dividend Opportunities Fund** | | | | | | | |
| Class A | $1,000 | $1,023.10 | $ 6.37 | $1,000 | $ 1,018.61 | $ 6.36 | 1.26% |
| Class B** | $1,000 | $1,016.80 | $12.10 | $1,000 | $1,012.84 | $12.08 | 2.42% |
| Class C | $1,000 | $1,018.70 | $10.40 | $1,000 | $1,014.52 | $10.37 | 2.08% |
| Class Y | $1,000 | $1,024.30 | $ 4.55 | $1,000 | $1,020.33 | $ 4.55 | 0.91% |
| **Energy Fund** | | | | | | | |
| Class A | $1,000 | $ 1,161.00 | $ 8.86 | $1,000 | $1,016.68 | $ 8.27 | 1.65% |
| Class B** | $1,000 | $ 1,152.30 | $ 17.11 | $1,000 | $1,008.94 | $15.97 | 3.20% |
| Class C | $1,000 | $ 1,155.80 | $14.01 | $1,000 | $ 1,011.86 | $13.08 | 2.62% |
| Class Y | $1,000 | $ 1,164.30 | $ 5.95 | $1,000 | $1,019.32 | $ 5.55 | 1.12% |
| **Global Growth Fund** | | | | | | | |
| Class A | $1,000 | $ 940.20 | $ 6.79 | $1,000 | $ 1,017.89 | $ 7.06 | 1.40% |
| Class B** | $1,000 | $ 932.70 | $13.63 | $1,000 | $ 1,010.73 | $ 14.18 | 2.84% |
| Class C | $1,000 | $ 934.00 | $12.28 | $1,000 | $ 1,012.16 | $12.78 | 2.56% |
| Class Y | $1,000 | $ 942.10 | $ 4.95 | $1,000 | $1,019.73 | $ 5.15 | 1.03% |
| **New Concepts Fund** | | | | | | | |
| Class A | $1,000 | $1,019.60 | $ 6.97 | $1,000 | $ 1,017.98 | $ 6.96 | 1.39% |
| Class B** | $1,000 | $1,015.60 | $12.80 | $1,000 | $ 1,012.16 | $12.78 | 2.55% |
| Class C | $1,000 | $1,016.40 | $11.90 | $1,000 | $1,013.08 | $ 11.88 | 2.37% |
| Class Y | $1,000 | $1,022.40 | $ 5.16 | $1,000 | $1,019.78 | $ 5.15 | 1.02% |
| **Science and Technology Fund** | | | | | | | |
| Class A | $1,000 | $ 903.20 | $ 6.19 | $1,000 | $1,018.39 | $ 6.56 | 1.30% |
| Class B** | $1,000 | $ 897.80 | $11.48 | $1,000 | $1,012.79 | $12.18 | 2.43% |
| Class C | $1,000 | $ 898.60 | $ 11.11 | $1,000 | $ 1,013.21 | $ 11.78 | 2.34% |
| Class Y | $1,000 | $ 904.60 | $ 4.76 | $1,000 | $1,019.86 | $ 5.05 | 1.01% |

*See footnotes on page 6.*

(UNAUDITED)

| Fund | Actual[1] | | | Hypothetical[2] | | | Annualized Expense Ratio Based on the Six-Month Period |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | Beginning Account Value 12-31-15 | Ending Account Value 6-30-16 | Expenses Paid During Period* | Beginning Account Value 12-31-15 | Ending Account Value 6-30-16 | Expenses Paid During Period* | |
| Small Cap Fund | | | | | | | |
| Class A | $1,000 | $1,033.80 | $ 7.32 | $1,000 | $ 1,017.66 | $ 7.26 | 1.45% |
| Class B** | $1,000 | $1,027.60 | $12.88 | $1,000 | $ 1,012.17 | $12.78 | 2.55% |
| Class C | $1,000 | $1,028.40 | $ 11.56 | $1,000 | $ 1,013.44 | $ 11.48 | 2.30% |
| Class Y | $1,000 | $1,035.50 | $ 5.29 | $1,000 | $ 1,019.70 | $ 5.25 | 1.04% |
| Tax-Managed Equity Fund | | | | | | | |
| Class A | $1,000 | $ 962.50 | $ 5.30 | $1,000 | $ 1,019.47 | $ 5.45 | 1.09% |
| Class B** | $1,000 | $ 957.50 | $10.57 | $1,000 | $ 1,014.09 | $10.88 | 2.17% |
| Class C | $1,000 | $ 958.20 | $ 9.60 | $1,000 | $ 1,015.11 | $ 9.87 | 1.96% |
| Class Y[3] | $1,000 | $ 985.80 | $ 0.40 | $1,000 | $ 1,021.16 | $ 3.74 | 0.74% |
| Value Fund | | | | | | | |
| Class A | $1,000 | $ 982.20 | $ 6.14 | $1,000 | $ 1,018.63 | $ 6.26 | 1.25% |
| Class B** | $1,000 | $ 976.30 | $ 11.96 | $1,000 | $ 1,012.73 | $12.18 | 2.44% |
| Class C | $1,000 | $ 978.20 | $10.39 | $1,000 | $ 1,014.34 | $10.58 | 2.12% |
| Class Y | $1,000 | $ 983.10 | $ 4.46 | $1,000 | $ 1,020.41 | $ 4.55 | 0.90% |
| Vanguard Fund | | | | | | | |
| Class A | $1,000 | $ 957.50 | $ 5.58 | $1,000 | $ 1,019.18 | $ 5.75 | 1.14% |
| Class B** | $1,000 | $ 950.20 | $ 11.31 | $1,000 | $ 1,013.27 | $11.68 | 2.33% |
| Class C | $1,000 | $ 952.90 | $10.25 | $1,000 | $ 1,014.32 | $10.58 | 2.12% |
| Class Y | $1,000 | $ 959.10 | $ 4.21 | $1,000 | $1,020.60 | $ 4.34 | 0.86% |

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended June 30, 2016, and divided by 366.

**These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

(3)Actual inception date for the share class is 6-10-16 (the date on which shares were first acquired by shareholders). The calculations are based on 21 days in the period ended June 30, 2016.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads or exchange fees.

(UNAUDITED)



Barry M. Ogden

*Below, Barry M. Ogden, CFA, CPA, portfolio manager of Waddell & Reed Advisors Accumulative Fund, discuss positioning, performance and results for the fiscal year ended June 30, 2016. Mr. Ogden has managed the Fund since 2004 and has 22 years of industry experience.*

### Fiscal Year Performance

For the 12 Months Ended June 30, 2016

| | |
|---|---|
| Waddell & Reed Advisors Accumulative Fund (Class A shares at net asset value) | −3.99% |
| Waddell & Reed Advisors Accumulative Fund (Class A shares including sales charges) | −9.49% |
| Benchmark(s) and/or Lipper Category | |
| S&P 500 Index<br>(generally reflects the performance of large- and medium-sized U.S. stocks) | 3.99% |
| Lipper Multi-Cap Core Funds Universe Average<br>(generally reflects the performance of the universe of funds with similar investment objectives) | −2.30% |

*Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.*

## Key drivers

As we look back over the past fiscal year ended June 30, 2016, the Fund's relative performance has not been as strong as we would have liked. Many of the names that performed well for the Fund over the previous 12-month fiscal period, started to lag as investors rotated into many of the down and out sectors — energy, industrials, utilities and telecommunications. Unfortunately, we were underrepresented in many of those sectors and preferred to stick with overweight positions in health care, consumer discretionary and consumer staples. This proved however to be the wrong decision, at least for the fiscal period ended June 30, 2016.

## Contributors and detractors over the period

The Fund underperformed the index and peer group for the fiscal period ended June 30, 2016. We saw a massive rotation into several sectors we were underrepresented in during the past 12-month fiscal year. Specifically, investors flocked into energy, utilities and telecommunications, especially early in 2016 and this hurt the Fund's relative performance. Ultimately, the bulk of the Fund's underperformance during the period occurred in health care, one of the sectors where we had sizeable weights within the portfolio. Over the past few years, health care has generated strong absolute and relative performance and it's an area we think will continue to be a winner over the long-term. This past fiscal year was marred by political headlines and bantering about drug price inflation and price gouging by several companies. This spilled over into the broader group and resulted in compressed multiples and estimate cuts. We still believe in the aging demographics, drug innovation, therapeutic treatment improvements and ongoing consolidation and anticipate that the sector will regain some momentum as soon as the pricing issues subside a bit or we get some consolidation to reenergize investors back into the group.

Several of the Fund's top performers during the period were within the technology sector. We were in total underweight technology, but had several strong performers that helped minimize the underweight stance. Specifically, Alphabet (previously known as Google), Facebook and Microsoft all returned good performance during this past 12-month period and we believe each one of these investments have plenty of runway left in front of them as they continue to expand their leadership positions in their respective areas.

Alphabet has become synonymous with internet search, both on mobile and desktop devices. The company is now an integral part of how people move around the internet to make retail purchases, search for restaurants and movie times and perform countless other daily tasks. Its valuation is still very compelling, in our opinion, and we suspect it is one of the leaders in the race to market a semi or fully automated driverless car.

Facebook dominates the mobile advertising environment and it still garners a relatively small share of total advertising spending. We believe in the company's ability to stay relevant with consumers and advertisers is cemented for the near term. Its consistency of revenue, earnings and free cash flow make this a holding that we think will be a part of the portfolio for some time to come.

With Microsoft, we have a situation whereby new management is making a lot of changes within the company, cutting costs, delivering on expectations, etc. The company is also exposed to one of the fastest growing verticals around, "Cloud computing technology," one of only several big players that have the scale and expertise to offer solutions to businesses and this trend is just getting started. While we believe Microsoft may never grow as fast as Alphabet or Facebook, the company's valuation is attractive relative to the earnings and free cash flow being generated.

(UNAUDITED)

During the past fiscal year, the Fund had several companies get taken out or bid up and thus this helped our relative and overall performance. Unfortunately, this past 12-month fiscal period we have seen a lot of smoke in some names, but no fire. We still believe that we will see or could see several of our holdings get acquired in 2016. With the debt markets and funding costs at historical lows, companies are still on the prowl for well run, good businesses in attractive industries. We suspect several of our names within food and beverage as well as health care could see some activity over the remainder of the fiscal period and we're optimistic we may see several merger and acquisition deals announced.

One contributor to Fund performance included the use of derivatives during the fiscal period. The Fund bought some downside protection in the form of S&P 500 puts to cover its position. This protection was essentially insurance in case there were significant declines in the equity markets that would impact the Fund.

## Portfolio strategy and construction

As a reminder, the Fund's strategy and focus remains the same as it has been for many years now. We are constantly trying to build a portfolio of stocks and, more importantly companies that we think are well positioned not only for the next several quarters, but over an extended period of time. We seek out and invest in companies that we believe are able to differentiate themselves with a product, a brand, a technological advantage or a franchise of products that give them an advantage over their competitors. Many of the Fund's largest holdings have been core positions for many years and that's because we believe they are competitively advantaged.

## Outlook

As most of you know, the end of the fiscal period was marred by the U.K.'s Brexit vote for the country to leave the European Union. This was literally the shock of all shocks and sent the market into a tailspin. The vote in favor of UK's exit from the European Union caught many investors by surprise. Fortunately, the sell-off has appeared to prove temporary and the broader markets are setting new all-time highs, something many investors wouldn't have believed the day following the Brexit vote.

Clearly, one of the most important variables we have been watching and will continue to monitor is the Federal Reserve (Fed) and how it will handle interest rates for the remainder of 2016. As it stands today, it looks like the multi-rate hike everybody was positioned for this calendar year, has been reduced to a one and done mentality. Investors appear to be far less worried about the impact that another 25 basis point interest rate hike would have on the markets. If the economy is strong enough that the Fed has to raise rates, then that could be seen as a positive over the near-term since there is much uncertainty around the world about the underlying health of the global economy. The Fed has been deliberate if nothing else in raising rates and we don't believe the Fed will err on the side of moving too early given it doesn't want to make a mistake that would erase so much of what it has been trying to accomplish over the past few years.

Overall, we're feeling better about the U.S. economic backdrop, especially relative to other parts of the globe and the reach for safety and yield is driving flows into domestic markets. This should result in money seeking out higher quality investments here in the U.S. and we would hope to capitalize on this pendulum swinging in the Fund's favor. Valuations in general are reasonable, access to capital is wide open again and companies are aggressively returning cash to shareholders via share buybacks and dividends. The caveat is that markets are hitting all-time highs and it's probably not prudent to chase after this bull market that has now entered its seventh year. Rather, we believe we should look for intermittent pullbacks to put money to work, and that's exactly what we're hoping to do for the upcoming fiscal year.

**Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.**

**Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investments.**

**The use of derivatives presents several risks, including the risk that these instruments may change in value in a manner that adversely affects the Fund's NAV and the risk that fluctuations in the value of the derivatives may not correlate with securities markets or the underlying asset upon which the derivative's value is based. These and other risks are more fully described in the Fund's prospectus. These and other risks are more fully described in the Fund's prospectus.**

**The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The portfolio manager's view is subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

**The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of Waddell & Reed Advisors Accumulative Fund's performance.**

# PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF JUNE 30, 2016 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Stocks | 94.5% |
| Health Care | 19.8% |
| Consumer Discretionary | 17.6% |
| Consumer Staples | 16.4% |
| Information Technology | 13.7% |
| Financials | 9.9% |
| Industrials | 7.7% |
| Energy | 6.3% |
| Materials | 1.8% |
| Utilities | 0.9% |
| Telecommunication Services | 0.4% |
| Purchased Options | 0.0% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 5.5% |

## Lipper Rankings

| Category: Lipper Multi-Cap Core Funds | Rank | Percentile |
|---|---|---|
| 1 Year | 464/709 | 66 |
| 3 Year | 73/621 | 12 |
| 5 Year | 239/547 | 44 |
| 10 Year | 144/354 | 41 |

*Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.*

## Top 10 Equity Holdings

| Company | Sector | Industry |
|---|---|---|
| Apple, Inc. | Information Technology | Technology Hardware, Storage & Peripherals |
| Microsoft Corp. | Information Technology | Systems Software |
| Allergan plc | Health Care | Pharmaceuticals |
| Walt Disney Co. (The) | Consumer Discretionary | Movies & Entertainment |
| Comcast Corp., Class A | Consumer Discretionary | Cable & Satellite |
| General Electric Co. | Industrials | Industrial Conglomerates |
| Union Pacific Corp. | Industrials | Railroads |
| Shire Pharmaceuticals Group plc ADR | Health Care | Pharmaceuticals |
| JPMorgan Chase & Co. | Financials | Other Diversified Financial Services |
| Procter & Gamble Co. (The) | Consumer Staples | Household Products |

*See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.*

*+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

2016   ANNUAL REPORT   9

# COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT ACCUMULATIVE FUND

(UNAUDITED)



| | | |
|---|---|---|
| —— Accumulative Fund, Class A Shares[1] | ................................................ | $17,899 |
| ----- S&P 500 Index | ................................................ | $20,465 |

*Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.*

(1)*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

| Average Annual Total Return[2] | Class A[3] | Class B[4] | Class C | Class Y |
|---|---|---|---|---|
| 1-year period ended 6-30-16 | -9.49% | -8.41% | -4.97% | -3.81% |
| 5-year period ended 6-30-16 | 8.77% | 8.55% | 8.97% | 10.33% |
| 10-year period ended 6-30-16 | 5.99% | 5.63% | 5.56% | 6.91% |

(2)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.*

(3)*Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4)*Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.*

*Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.*

SCHEDULE OF INVESTMENTS ACCUMULATIVE FUND *(in thousands)*

JUNE 30, 2016

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Consumer Discretionary** | | |
| **Apparel Retail – 0.7%** | | |
| Limited Brands, Inc. | 145 | $ 9,734 |
| **Apparel, Accessories & Luxury Goods – 1.4%** | | |
| lululemon athletica, Inc. (A)(B) | 125 | 9,233 |
| Under Armour, Inc., Class A (A) | 165 | 6,621 |
| Under Armour, Inc., Class C (A) | 111 | 4,032 |
| | | 19,886 |
| **Broadcasting – 1.2%** | | |
| CBS Corp., Class B | 320 | 17,421 |
| **Cable & Satellite – 1.7%** | | |
| Comcast Corp., Class A | 375 | 24,446 |
| **Casinos & Gaming – 0.1%** | | |
| Penn National Gaming, Inc. (A) | 130 | 1,813 |
| **Footwear – 0.8%** | | |
| NIKE, Inc., Class B (B) | 150 | 8,280 |
| Skechers USA, Inc. (A) | 80 | 2,378 |
| | | 10,658 |
| **Home Improvement Retail – 0.9%** | | |
| Home Depot, Inc. (The) | 100 | 12,769 |
| **Hotels, Resorts & Cruise Lines – 0.3%** | | |
| Norwegian Cruise Line Holdings Ltd. (A) | 115 | 4,590 |
| **Internet Retail – 1.2%** | | |
| Amazon.com, Inc. (A)(B) | 10 | 7,156 |
| TripAdvisor, Inc. (A) | 140 | 9,002 |
| | | 16,158 |
| **Leisure Facilities – 1.3%** | | |
| Vail Resorts, Inc. | 130 | 17,970 |
| **Movies & Entertainment – 2.8%** | | |
| AMC Entertainment Holdings, Inc., Class A | 185 | 5,108 |
| Twenty-First Century Fox, Inc., Class A | 375 | 10,144 |
| Walt Disney Co. (The) | 250 | 24,455 |
| | | 39,707 |
| **Restaurants – 5.2%** | | |
| McDonalds Corp. | 168 | 20,157 |
| Panera Bread Co., Class A (A) | 80 | 16,955 |
| Starbucks Corp. | 300 | 17,136 |
| YUM! Brands, Inc. (B) | 235 | 19,486 |
| | | 73,734 |
| Total Consumer Discretionary – 17.6% | | 248,886 |
| **Consumer Staples** | | |
| **Brewers – 1.3%** | | |
| Anheuser-Busch InBev S.A. ADR (B) | 135 | 17,777 |
| **Food Distributors – 0.5%** | | |
| U.S. Foods Holding Corp. (A) | 300 | 7,272 |
| **Food Retail – 0.5%** | | |
| Whole Foods Market, Inc. | 240 | $ 7,685 |
| **Household Products – 2.0%** | | |
| Church & Dwight Co., Inc. | 65 | 6,688 |
| Procter & Gamble Co. (The) | 260 | 22,014 |
| | | 28,702 |
| **Hypermarkets & Super Centers – 1.6%** | | |
| Costco Wholesale Corp. (B) | 140 | 21,986 |
| **Packaged Foods & Meats – 7.0%** | | |
| Blue Buffalo Pet Products, Inc. (A) | 150 | 3,501 |
| General Mills, Inc. | 155 | 11,055 |
| Hain Celestial Group, Inc. (The) (A) | 210 | 10,447 |
| Hershey Foods Corp. (B) | 110 | 12,478 |
| Kellogg Co. | 140 | 11,431 |
| Kraft Foods Group, Inc. | 180 | 15,926 |
| Lance, Inc. | 115 | 3,897 |
| Mead Johnson Nutrition Co. | 205 | 18,604 |
| Mondelez International, Inc., Class A | 250 | 11,378 |
| | | 98,717 |
| **Soft Drinks – 2.7%** | | |
| Coca-Cola Co. (The) | 430 | 19,492 |
| PepsiCo, Inc. | 175 | 18,539 |
| | | 38,031 |
| **Tobacco – 0.8%** | | |
| Philip Morris International, Inc. | 110 | 11,189 |
| Total Consumer Staples – 16.4% | | 231,359 |
| **Energy** | | |
| **Integrated Oil & Gas – 1.5%** | | |
| Exxon Mobil Corp. | 225 | 21,092 |
| **Oil & Gas Equipment & Services – 2.5%** | | |
| Halliburton Co. (B) | 390 | 17,663 |
| Schlumberger Ltd. | 225 | 17,793 |
| | | 35,456 |
| **Oil & Gas Exploration & Production – 2.3%** | | |
| ConocoPhillips | 500 | 21,800 |
| Noble Energy, Inc. | 300 | 10,761 |
| | | 32,561 |
| Total Energy – 6.3% | | 89,109 |
| **Financials** | | |
| **Diversified Banks – 2.6%** | | |
| Bank of America Corp. | 1,100 | 14,597 |
| Wells Fargo & Co. | 465 | 22,009 |
| | | 36,606 |
| **Investment Banking & Brokerage – 1.5%** | | |
| Goldman Sachs Group, Inc. (The) (B) | 85 | 12,629 |
| Morgan Stanley | 367 | 9,522 |
| | | 22,151 |
| **Multi-Line Insurance – 1.3%** | | |
| American International Group, Inc. | 350 | $ 18,512 |
| **Other Diversified Financial Services – 2.9%** | | |
| Citigroup, Inc. | 440 | 18,651 |
| JPMorgan Chase & Co. | 355 | 22,060 |
| | | 40,711 |
| **Regional Banks – 1.6%** | | |
| PNC Financial Services Group, Inc. (The) | 175 | 14,243 |
| Signature Bank (A) | 65 | 8,120 |
| | | 22,363 |
| Total Financials – 9.9% | | 140,343 |
| **Health Care** | | |
| **Biotechnology – 7.0%** | | |
| ACADIA Pharmaceuticals, Inc. (A) | 345 | 11,199 |
| Alexion Pharmaceuticals, Inc. (A) | 80 | 9,341 |
| Biogen, Inc. (A) | 60 | 14,509 |
| BioMarin Pharmaceutical, Inc. (A) | 120 | 9,336 |
| Celgene Corp. (A) | 100 | 9,863 |
| Gilead Sciences, Inc. | 225 | 18,769 |
| Incyte Corp. (A) | 125 | 9,998 |
| Vertex Pharmaceuticals, Inc. (A) | 190 | 16,344 |
| | | 99,359 |
| **Health Care Equipment – 1.3%** | | |
| DexCom, Inc. (A) | 105 | 8,329 |
| Edwards Lifesciences Corp. (A)(B) | 105 | 10,472 |
| EndoChoice Holdings, Inc. (A) | 60 | 294 |
| | | 19,095 |
| **Health Care Facilities – 1.3%** | | |
| Acadia Healthcare Co., Inc. (A) | 178 | 9,880 |
| Universal Health Services, Inc., Class B | 60 | 8,046 |
| | | 17,926 |
| **Health Care Services – 0.2%** | | |
| Diplomat Pharmacy, Inc. (A) | 80 | 2,800 |
| **Health Care Technology – 1.0%** | | |
| Cerner Corp. (A) | 240 | 14,064 |
| **Pharmaceuticals – 9.0%** | | |
| Allergan plc (A)(B) | 110 | 25,420 |
| Aratana Therapeutics, Inc. (A) | 80 | 505 |
| Bristol-Myers Squibb Co. | 260 | 19,123 |
| Jazz Pharmaceuticals plc (A) | 150 | 21,196 |
| Pfizer, Inc. | 400 | 14,084 |
| Revance Therapeutics, Inc. (A) | 240 | 3,264 |
| Shire Pharmaceuticals Group plc ADR | 120 | 22,090 |
| Teva Pharmaceutical Industries Ltd. ADR (B) | 420 | 21,097 |
| | | 126,779 |
| Total Health Care – 19.8% | | 280,023 |

ACCUMULATIVE FUND *(in thousands)*

JUNE 30, 2016

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Industrials | | |
| Aerospace & Defense – 0.6% | | |
| Rockwell Collins, Inc. | 105 | $ 8,940 |
| Air Freight & Logistics – 0.9% | | |
| FedEx Corp. | 85 | 12,901 |
| Construction Machinery & Heavy Trucks – 0.4% | | |
| Westinghouse Air Brake Technologies Corp. | 90 | 6,321 |
| Industrial Conglomerates – 1.7% | | |
| General Electric Co. (C) | 755 | 23,767 |
| Railroads – 4.0% | | |
| Canadian Pacific Railway Ltd. (B) | 101 | 12,982 |
| Kansas City Southern | 230 | 20,721 |
| Union Pacific Corp. (B) | 260 | 22,685 |
| | | 56,388 |
| Trading Companies & Distributors – 0.1% | | |
| Beacon Roofing Supply, Inc. (A) | 24 | 1,108 |
| Total Industrials – 7.7% | | 109,425 |
| Information Technology | | |
| Communications Equipment – 1.1% | | |
| Cisco Systems, Inc. | 550 | 15,779 |
| Data Processing & Outsourced Services – 2.0% | | |
| MasterCard, Inc., Class A | 90 | 7,925 |
| Visa, Inc., Class A (B) | 275 | 20,397 |
| | | 28,322 |
| Internet Software & Services – 2.3% | | |
| Facebook, Inc., Class A (A) | 150 | 17,142 |
| Shopify, Inc., Class A (A) | 220 | 6,767 |
| Twitter, Inc. (A) | 530 | 8,963 |
| | | 32,872 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Semiconductors – 3.2% | | |
| Intel Corp. | 435 | $ 14,268 |
| NXP Semiconductors N.V. (A) | 185 | 14,493 |
| Texas Instruments, Inc. | 260 | 16,289 |
| | | 45,050 |
| Systems Software – 2.5% | | |
| Microsoft Corp. (B) | 685 | 35,051 |
| Technology Hardware, Storage & Peripherals – 2.6% | | |
| Apple, Inc. | 380 | 36,328 |
| Total Information Technology – 13.7% | | 193,402 |
| Materials | | |
| Specialty Chemicals – 1.8% | | |
| Ecolab, Inc. | 50 | 5,930 |
| Sherwin-Williams Co. (The) (B) | 65 | 19,089 |
| | | 25,019 |
| Total Materials – 1.8% | | 25,019 |
| Telecommunication Services | | |
| Alternative Carriers – 0.4% | | |
| Zayo Group Holdings, Inc. (A) | 230 | 6,424 |
| Total Telecommunication Services – 0.4% | | 6,424 |
| Utilities | | |
| Electric Utilities – 0.9% | | |
| Duke Energy Corp. | 145 | 12,439 |
| Total Utilities – 0.9% | | 12,439 |
| TOTAL COMMON STOCKS – 94.5% | | $1,336,429 |
| (Cost: $1,196,299) | | |

| PURCHASED OPTIONS | Number of Contracts (Unrounded) | Value |
|---|---|---|
| Hershey Foods Corp., Call $100.00, Expires 7–15–16 | 350 | $ 501 |
| Limited Brands, Inc., Call $95.50, Expires 8–19–16 | 250 | 1 |
| MasterCard, Inc., Class A, Call $100.00, Expires 7–15–16 | 150 | —* |
| Procter & Gamble Co. (The), Call $85.00, Expires 8–19–16 | 175 | 22 |
| TOTAL PURCHASED OPTIONS – 0.0% | | $ 524 |
| (Cost: $117) | | |

| SHORT-TERM SECURITIES | Principal | |
|---|---|---|
| Commercial Paper (D) – 1.8% | | |
| Archer Daniels Midland Co., 0.400%, 7–22–16 | $5,000 | 4,999 |
| Army & Air Force Exchange Service, 0.360%, 7–14–16 | 5,000 | 4,999 |
| J.M. Smucker Co. (The), 0.620%, 7–6–16 | 4,000 | 4,000 |
| Kroger Co. (The), 0.600%, 7–5–16 | 5,000 | 4,999 |
| Northern Illinois Gas Co., 0.420%, 7–1–16 | 5,681 | 5,681 |
| | | 24,678 |
| Master Note – 0.2% | | |
| Toyota Motor Credit Corp., 0.590%, 7–6–16 (E) | 2,993 | 2,993 |
| TOTAL SHORT-TERM SECURITIES – 2.0% | | $ 27,671 |
| (Cost: $27,672) | | |
| TOTAL INVESTMENT SECURITIES – 96.5% | | $1,364,624 |
| (Cost: $1,224,088) | | |
| CASH AND OTHER ASSETS, NET OF LIABILITIES – 3.5% | | 49,493 |
| NET ASSETS – 100.0% | | $ 1,414,117 |

Notes to Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of securities with an aggregate value of $85,590 are held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(C)All or a portion of securities with an aggregate value of $1,024 have been pledged as collateral on open futures contracts.

(D)Rate shown is the yield to maturity at June 30, 2016.

(E)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2016. Date shown represents the date that the variable rate resets.

## SCHEDULE OF INVESTMENTS ACCUMULATIVE FUND *(in thousands)*

JUNE 30, 2016

The following futures contracts were outstanding at June 30, 2016 (contracts unrounded):

| Description | Type | Expiration Date | Number of Contracts | Value | Unrealized Depreciation |
|---|---|---|---|---|---|
| E-mini S&P 500 Index | Short | 9–16–16 | 140 | $(14,631) | $(190) |

The following written options were outstanding at June 30, 2016 (contracts and exercise prices unrounded):

| Underlying Security | Counterparty, if OTC | Type | Number of Contracts | Expiration Month | Exercise Price | Premium Received | Value |
|---|---|---|---|---|---|---|---|
| Allergan plc | N/A | Call | 100 | July 2016 | $250.00 | $ 35 | $ (18) |
| Alphabet, Inc., Class C | N/A | Put | 100 | July 2016 | 665.00 | 47 | (25) |
| | N/A | Put | 50 | July 2016 | 630.00 | 26 | (23) |
| Amazon.com, Inc. | N/A | Put | 50 | July 2016 | 675.00 | 30 | (32) |
| | N/A | Put | 50 | July 2016 | 620.00 | 29 | (31) |
| | N/A | Call | 50 | July 2016 | 790.00 | 45 | (38) |
| | N/A | Call | 50 | July 2016 | 800.00 | 26 | (30) |
| Anheuser-Busch InBev S.A. ADR | N/A | Put | 150 | July 2016 | 125.00 | 30 | (8) |
| | N/A | Call | 200 | July 2016 | 130.00 | 37 | (66) |
| | N/A | Call | 150 | August 2016 | 135.00 | 39 | (50) |
| Canadian Pacific Railway Ltd. | N/A | Put | 200 | July 2016 | 125.00 | 37 | (28) |
| | N/A | Put | 100 | July 2016 | 130.00 | 22 | (33) |
| | N/A | Call | 100 | July 2016 | 130.00 | 16 | (21) |
| | N/A | Put | 100 | September 2016 | 130.00 | 88 | (75) |
| | N/A | Call | 150 | September 2016 | 155.00 | 19 | (8) |
| Celgene Corp. | Societe Generale Bank | Put | 300 | July 2016 | 94.50 | 25 | (20) |
| Costco Wholesale Corp. | N/A | Call | 100 | August 2016 | 157.50 | 32 | (31) |
| | N/A | Put | 100 | October 2016 | 135.00 | 20 | (13) |
| | N/A | Call | 100 | October 2016 | 165.00 | 21 | (27) |
| | N/A | Call | 150 | January 2017 | 175.00 | 16 | (27) |
| Edwards Lifesciences Corp. | N/A | Call | 150 | July 2016 | 105.00 | 19 | (7) |
| FedEx Corp. | N/A | Put | 150 | July 2016 | 152.50 | 21 | (31) |
| | N/A | Put | 150 | July 2016 | 148.00 | 30 | (23) |
| | N/A | Put | 12 | August 2016 | 140.00 | 1 | (1) |
| Goldman Sachs Group, Inc. (The) | N/A | Call | 100 | July 2016 | 162.50 | 12 | (4) |
| Halliburton Co. | N/A | Call | 400 | July 2016 | 46.50 | 27 | (41) |
| Hershey Foods Corp. | N/A | Call | 475 | July 2016 | 110.00 | 20 | (262) |
| Home Depot, Inc. (The) | N/A | Put | 200 | August 2016 | 121.00 | 17 | (17) |
| Limited Brands, Inc. | N/A | Put | 250 | August 2016 | 78.00 | 48 | (297) |
| lululemon athletica, Inc. | N/A | Put | 300 | September 2016 | 57.50 | 32 | (19) |
| | N/A | Call | 200 | September 2016 | 85.00 | 15 | (23) |
| MasterCard, Inc., Class A | N/A | Put | 150 | July 2016 | 90.00 | 10 | (42) |
| McDonalds Corp. | N/A | Put | 175 | August 2016 | 120.00 | 50 | (50) |
| Microsoft Corp. | N/A | Call | 350 | September 2016 | 55.00 | 23 | (20) |
| NXP Semiconductors N.V. | N/A | Put | 200 | July 2016 | 85.00 | 20 | (139) |
| Procter & Gamble Co. (The) | N/A | Put | 175 | August 2016 | 75.00 | 12 | (4) |
| Schlumberger Ltd. | N/A | Put | 150 | July 2016 | 76.50 | 10 | (4) |
| Sherwin-Williams Co. (The) | N/A | Call | 100 | August 2016 | 310.00 | 23 | (31) |
| | N/A | Call | 100 | September 2016 | 330.00 | 20 | (9) |
| Shire Pharmaceuticals Group plc ADR | N/A | Put | 150 | July 2016 | 175.00 | 31 | (24) |
| Union Pacific Corp. | N/A | Call | 200 | July 2016 | 88.50 | 12 | (10) |
| | N/A | Put | 200 | July 2016 | 82.50 | 16 | (7) |
| | N/A | Call | 200 | August 2016 | 92.00 | 16 | (18) |
| Visa, Inc., Class A | N/A | Put | 200 | July 2016 | 72.50 | 15 | (32) |
| | N/A | Call | 200 | July 2016 | 81.50 | 17 | (6) |
| Whole Foods Market, Inc. | N/A | Put | 200 | July 2016 | 32.00 | 10 | (12) |
| YUM! Brands, Inc. | N/A | Call | 150 | July 2016 | 87.50 | 14 | (8) |
| | | | | | | $1,181 | $(1,745) |

SCHEDULE OF INVESTMENTS ACCUMULATIVE FUND *(in thousands)*

JUNE 30, 2016

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | $1,336,429 | $ — | $— |
| Purchased Options | 523 | 1 | — |
| Short-Term Securities | — | 27,671 | — |
| Total | $1,336,952 | $27,672 | $— |
| **Liabilities** | | | |
| Futures Contracts | $ 190 | $ — | $— |
| Written Options | $ 1,305 | $ 440 | $— |

During the year ended June 30, 2016, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
OTC = Over the Counter

See Accompanying Notes to Financial Statements.

14 ANNUAL REPORT 2016



Michael L. Avery



Chace Brundige



Cynthia P. Prince-Fox

*Below, Michael L. Avery, Cynthia P. Prince-Fox and Chace Brundige, CFA, portfolio managers of Waddell & Reed Advisors Asset Strategy Fund, discuss positioning, performance and results for the fiscal year ended June 30, 2016. Mr. Avery has managed the Fund for 19 years and has 37 years of industry experience. Mr. Avery retired from the firm effective June 30, 2016. Ms. Prince-Fox and Mr. Brundige became portfolio managers on the Fund on August 4, 2014. Ms. Prince-Fox has 33 years of industry experience and Mr. Brundige has 23 years of industry experience.*

**Fiscal Year Performance**

For the 12 Months Ended June 30, 2016

| | |
|---|---|
| Asset Strategy Fund (Class A shares at net asset value) | –10.59% |
| Asset Strategy Fund (Class A shares including sales charges) | –15.71% |
| Benchmark(s) and/or Lipper Category | |
| S&P 500 Index<br>(generally reflects the performance of large- and medium-sized U.S. stocks) | 3.99% |
| Barclays U.S. Aggregate Bond Index<br>(generally reflects the performance of most U.S.-traded investment grade bonds) | 6.00% |
| Barclays U.S. Treasury Bills: 1-3 Month Index<br>(generally reflects the performance of investment-grade Treasury bills, representing cash) | 0.14% |
| Lipper Alternative Global Macro Funds Universe Average<br>(generally reflects the performance of the universe of funds with similar investment objectives) | –2.65% |

*Multiple indexes are shown because the Fund invests in multiple asset classes.*

*Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.*

## An environment of uncertainty, volatility

Fear seemed to be the operative word in global equity, fixed income and currency markets, with significant volatility throughout the fiscal year. That volatility came to a head in August 2015 after the Chinese yuan devaluation, again in January 2016 following the U.S. Federal Reserve (Fed) 0.25 percentage point interest rate hike, and after the June 23 referendum in the U.K. in which voters approved a proposal to leave the European Union — the so-called "Brexit."

It is impossible to fully know the amount of leverage amassed in the global financial system, although we know there has been massive buildup in debt on emerging market country balance sheets — corporates and sovereigns alike. We think this is not a great recipe and we believe the magnitude of the global impact is one of the most important questions facing investors today. Growth scares such as those seen during the fiscal year typically gain potency in a highly levered, low-growth world.

The U.S. Treasury 10-year yield began the fiscal year near its 2015 peak at around 2.35%, fell to about 1.66% in February 2016, recovered somewhat and then declined further, ending the fiscal year at 1.47%. In equities, the S&P 500 Index started the fiscal year at 2063 and was at 2099 on June 30, but had four swings of more than 10% in between.

The U.S. dollar continued the strengthening trend that began mid-2014 through most of the first half of the fiscal year, rallying broadly against developed market currencies. By the end of 2015, however, it began a softer trend that continued until May. The yen was on a rallying trend in the second half of the fiscal year, despite the Bank of Japan moving to a negative interest rate policy in January with the intent of weakening the currency. The euro moved off its lows of November 2015 and onto a slightly stronger, but volatile trajectory during the second half of the fiscal year, even as the European Central Bank (ECB) continued to cut rates and expand its quantitative easing (QE) facility. In March, the ECB announced its Corporate Sector Purchase Program — moving beyond suppression of the "risk-free" rate in the euro and into compression of credit spreads. The euro lost ground after the Brexit vote, based on uncertainty about what the U.K.'s departure would mean for Europe's broader economy. The U.S. dollar also broadly rose versus emerging market currencies during the first half of the fiscal year, although there was some easing in that trade beginning in the first quarter of 2016. By the second quarter of 2016, it had begun to reaccelerate, with commodity currencies bearing the brunt of the move. If the dollar continues to appreciate, we believe China could devalue its currency again.

Commodity prices were broadly softer in the first half of the fiscal year and began to stabilize in the second half, although they again were more volatile leading up to the Brexit vote. West Texas Intermediate crude oil prices (the U.S. benchmark) found a floor, closing below $27 in February then rebounding above $51 in June on reduced supply expectations and continued demand growth. Inflation expectations continue to look well contained, although the consumer price index has trended slightly higher because of energy and, to a lesser extent, rents.

Fed funds futures had an interest rate hike priced in from the Fed during the first half of the fiscal year, although the odds were lower after Greece's "No" vote in its July 2015 referendum on austerity and debt relief, and following the market correction after China's yuan devaluation. In spite of increasingly volatile markets, the Fed raised its base rate by 0.25% at its December 2015 meeting and prompted market speculation about when the next rate hike would follow. That speculation eased during the first quarter weakness and nearly disappeared after the Brexit vote. As of the end of the fiscal year, markets had completely priced out a July rate hike and put the odds of rates going higher at less than 25% until at least the second half of 2017.

Global growth came in around 3.2% in 2015 and we expect it to be slightly below that in 2016 at 3.0%. We think gross domestic product (GDP) in emerging market economies will continue to outpace that of the developed world, growing 3.5-4.0%. The U.S. is likely to continue to lead developed economies, although at what we think will be an anemic 2.0% annual rate. Growth in the Eurozone is likely to remain positive in 2016, slightly above 1%, and Japan barely so; our forecast for Japan's GDP is 0.3%. Neither region has been able to show much acceleration in growth despite monetary accommodation and now have the added headwinds of consequences from Brexit in Europe and a rallying currency coupled with soft domestic demand in Japan. The expectation at the end of the fiscal year was that Japan during the summer would likely announce some sort of fiscal stimulus package, such as "helicopter money," meaning central bank funding of government spending. We believe the ongoing trends of slower growth and rising debt will continue to magnify the effects of slight changes in the markets' assumptions for global growth.

## Cautious approach to the year

The Fund reported a negative return for the fiscal year while its all-equities S&P 500 Index benchmark showed a positive return. The Fund's return also was below the negative return of its Lipper peer group average. While we are particularly disappointed with these results we are confident in our investment process and believe our long-term results will continue to bear out over time.

As the fiscal year began, we maintained a somewhat cautious outlook on the markets. This was broadly based on the belief that we remained in a challenging environment of global overcapacity and low demand as well as uncertainty on how markets would react to the potential for higher rates. We continued the process of increasing exposure to the U.S. since we believed it was the best relatively positioned region globally.

Areas of focus during the year included: better-positioned U.S. consumers with cleaner balance sheets, the benefit to consumers of lower energy prices and an improving labor market; an improving housing market helped by marginally improved confidence among Millennials; growing numbers of emerging market consumers and where their money would be spent; and technology that provided companies with improving efficiencies and productivity and certain vendors with improved long-term returns afforded by the Cloud model.

Beginning in the summer of 2015, global growth fears began to crystalize and had a negative impact on the Fund, which had both direct and indirect exposure to emerging markets (albeit lower than one year prior). We began to position the Fund more defensively in response to some of these market gyrations and fears about the timing of the Fed's rate hike by increasing our weighting in cash and U.S. Treasuries.

Our weighting in U.S. Treasury-related securities averaged around 8% during the fiscal year based on our desire for a more liquid portfolio (in addition to owning cash and gold bullion) and assets that provided a yield. Taken together, our allocation to Treasuries was a small detractor from performance during the year.

Our cash allocation averaged about 20% during the year, which reduced relative performance when equity markets rebounded during the fourth quarter of 2015 and bounced off the mid-February trough to rally through the end of the fiscal year.

Gold has been a long-term holding in the Fund and one that we view as a currency with a stable "printing press," especially relative to those fiat currencies we may seek to hedge. We began the fiscal year with a reduced 3% gold bullion position as we grew concerned about the effects of the potential for rising bond yields and the end of QE in the U.S. We increased our allocation in early 2016; to us, the large fluctuations within the market were evidence of global growth concerns and potential for an eventual increase in money printing. Increasing talk of the use of "helicopter money" globally during the second half of the fiscal year underscored that point. In the portfolio, gold had an average weight of just over 4% and was the highest contributing asset class to performance for the fiscal year.

The Fund averaged just over 50% in equities during the fiscal year. Relative to the index, the names in the Fund that detracted from performance for the year were primarily in the consumer discretionary, energy, and information technology sectors. As we repositioned the Fund to be more defensive, we reduced some of our exposure to names in these sectors where we had less confidence in their ability to withstand what we considered a shaky environment while tilting our energy weighting toward low-cost producers and service companies and away from the more defensive downstream segment, i.e. refiners. We maintained exposure to companies that we believe have stronger prospects for growth. We also increased our exposure to companies closely tied to the domestic economy, which had been oversold.

We continue to suffer from the emphasis on low-volatility strategies and the outperformance of "bond proxies" within U.S. equities — those stocks most-correlated with the 10-year Treasury yield. Those stocks have attained relative valuations rarely seen in history while their growth counterparts have become cheap in comparison. We are hesitant to capitulate and believe the relative tailwind these stocks have felt is unlikely to continue indefinitely. We see greater relative value in solid growth stocks with attractive free cash flow yields.

Several of the Fund's private investments were detractors from relative performance versus the benchmark index. In addition, debt and equity positions in one investment were sold in fourth-quarter 2015 and another position was sold in first-quarter 2016. The total value of the remaining private securities represented 6.3% of net assets in the Fund at June 30, 2016.

During the year, we opportunistically employed hedging strategies in response to expected market volatility. That protection was helpful to relative performance during the large market selloffs in August 2015 and early 2016. During the balance of first-quarter 2016, we wound down most of those strategies. We believe defensive positioning through derivatives is currently expensive on a historical basis. Instead, we have chosen to add liquidity to the portfolio through our allocations to cash, U.S. Treasuries, and gold which we look to opportunistically reinvest in the market as pullbacks occur.

## Central bank policy risk

Looking ahead, we think the unintended consequences associated with global central bank policies are a primary risk for the markets and we expect to see increased volatility as central bankers attempt to reconcile a number of uncertainties. Those headwinds include a relatively stronger U.S. economy, but concern regarding the timing of additional rate hikes; the fading effects of easier monetary policy combined with slow growth and mounting global leverage, the uncertainty related to the Brexit negotiations and potential contagion from that event into the remaining EU countries, and China's growth prospects — although that country's economic data have solidified somewhat recently in response to fiscal policy changes to stimulate investment areas within infrastructure, accompanied by renewed debt expansion.

We believe these headwinds will present a challenge to top-line growth for industries and companies. As such, we remain focused on where in the world we think growth will occur. Many of our holdings from last year remain core holdings in 2016. Our highest conviction names fall into the secular growth category with strong balance sheets that offer optionality of share repurchases, dividends, or acquisitions, along with certain cyclical energy companies.

Emerging market consumers have had a prominent role within the portfolio since the financial crisis — particularly in China — and we continue to believe in their long-term growth as the rise in discretionary income is likely to continue to eclipse that of their developed market counterparts. However, we believe the growth rate for consumption will be slower and, from here, more dependent on structural reforms. In addition, multinationals are seeing increased competition from local companies as quality improves.

Absent a perceived policy mistake (monetary or fiscal) or global shock, the search for yield in a low and negative interest rate environment around the globe likely persists. Equity markets could continue to experience volatility as "safety" outperforms and funds flow to fixed income strategies and, within equities, from active to passive strategies. Meanwhile, U.S. bond markets are contending with an influx of foreign flows given desirable yields relative to the rest of the world. The U.S. Treasury 10-year hit a record low yield at the end of June. To us, the spread compression in fixed income in such a backdrop is an indication of overvalue. As a result, equities continue to have the largest weighting within the Fund, albeit at lower levels than a year ago. As a portfolio distinguished by its flexibility to make larger, high-conviction allocations when warranted, we can't help but be wary of the stubbornly persistent headwinds facing the global economy and capital markets.

We recognize our relatively more defensive allocation in the face of rising equity markets may frustrate some shareholders. The increased number of market and economic risks suggest caution as a prudent guide, but we remain ready to act at such time when those risks and rewards become more balanced. The Fund changes as the market environment in which we invest changes; it is the hallmark of our flexibility. What remains steadfast is the process we utilize to manage investor money.

(UNAUDITED)

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

The Fund may allocate from 0 to 100% of its assets between stocks, bonds and short-term instruments of issuers around the globe and in investments with exposure to various foreign countries. The Fund may also invest in precious metals.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets. The value of the Fund's investments, as measured in U.S. dollars, may be unfavorably affected by changes in foreign currency exchange rates and exchange control regulations.

Fixed-income securities are subject to interest-rate risk and, as such, the net asset value of the Fund may fall as interest rates rise. Investing in high-income securities may carry a greater risk of nonpayment of interest or principal than higher-rated bonds.

The Fund may focus its investments in certain regions or industries, thereby increasing its potential vulnerability to market volatility.

The Fund may seek to hedge market risk on various securities, manage and/or increase exposure to certain securities, companies, sectors, markets, foreign currencies and/or precious metals and seek to hedge certain event risks on positions held by the Fund via the use of derivative instruments. Such investments involve additional risks, as the fluctuations in the values of the derivatives may not correlate perfectly with the overall securities markets or with the underlying asset from which the derivative's value is derived.

Investing in commodities is generally considered speculative because of the significant potential for investment loss due to cyclical economic conditions, sudden political events, and adverse international monetary policies. Markets for commodities are likely to be volatile and the Fund may pay more to store and accurately value its commodity holdings than it does with the Fund's other holdings.

These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The indexes noted are unmanaged, include reinvested dividends and do not include fees. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Asset Strategy Fund's performance.

# PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF JUNE 30, 2016 (UNAUDITED)

## Asset Allocation

| | |
|---|---:|
| Stocks | 49.8% |
| Information Technology | 10.3% |
| Consumer Discretionary | 8.9% |
| Health Care | 8.6% |
| Consumer Staples | 6.3% |
| Financials | 5.8% |
| Energy | 5.5% |
| Industrials | 3.0% |
| Materials | 1.4% |
| Bullion (Gold) | 6.8% |
| Purchased Options | 0.0% |
| Bonds | 19.5% |
| United States Government and Government Agency Obligations | 14.7% |
| Corporate Debt Securities | 4.8% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 23.9% |

## Lipper Rankings

| Category: Lipper Alternative Global Macro Funds | Rank | Percentile |
|---|---|---|
| 1 Year | 301/331 | 91 |
| 3 Year | 178/259 | 69 |
| 5 Year | 92/171 | 54 |
| 10 Year | 2/53 | 4 |

*Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.*

## Country Weightings

| | |
|---|---:|
| North America | 53.6% |
| United States | 53.6% |
| Europe | 10.1% |
| United Kingdom | 6.3% |
| Other Europe | 3.8% |
| Bullion (Gold) | 6.8% |
| Pacific Basin | 4.9% |
| Other | 0.7% |
| Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Purchased Options | 23.9% |

## Top 10 Equity Holdings

| Company | Country | Sector | Industry |
|---|---|---|---|
| Kraft Foods Group, Inc. | United States | Consumer Staples | Packaged Foods & Meats |
| Microsoft Corp. | United States | Information Technology | Systems Software |
| Halliburton Co. | United States | Energy | Oil & Gas Equipment & Services |
| Adobe Systems, Inc. | United States | Information Technology | Application Software |
| Home Depot, Inc. (The) | United States | Consumer Discretionary | Home Improvement Retail |
| Pfizer, Inc. | United States | Health Care | Pharmaceuticals |
| Intuit, Inc. | United States | Information Technology | Application Software |
| JPMorgan Chase & Co. | United States | Financials | Other Diversified Financial Services |
| Chipotle Mexican Grill, Inc., Class A | United States | Consumer Discretionary | Restaurants |
| Allergan plc | United States | Health Care | Pharmaceuticals |

*See your advisor or www.waddell.com for more information on the Fund's most recent published Top 10 Equity Holdings.*

*+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

# COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT ASSET STRATEGY FUND



| | |
|---|---|
| Asset Strategy Fund, Class A Shares[1] | $16,396 |
| S&P 500 Index | $20,465 |
| Barclays U.S. Aggregate Bond Index | $16,497 |
| Barclays U.S. Treasury Bills: 1-3 Month Index | $11,004 |

*Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.*

(1) *The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

| Average Annual Total Return[2] | Class A[3] | Class B[4] | Class C | Class Y |
|---|---|---|---|---|
| 1-year period ended 6-30-16 | -15.71% | -15.15% | -11.32% | -10.40% |
| 5-year period ended 6-30-16 | 0.39% | 0.41% | 0.76% | 1.89% |
| 10-year period ended 6-30-16 | 5.07% | 4.93% | 4.84% | 6.00% |

(2) *Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.*

(3) *Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4) *Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.*

*Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.*

CONSOLIDATED SCHEDULE OF INVESTMENTS ASSET STRATEGY FUND *(in thousands)*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Consumer Discretionary** | | |
| Auto Parts & Equipment – 1.5% | | |
| Continental AG (A) | 86 | $ 16,293 |
| Delphi Automotive plc | 269 | 16,833 |
| | | 33,126 |
| Automobile Manufacturers – 0.4% | | |
| Suzuki Motor Corp. (A) | 300 | 8,132 |
| Cable & Satellite – 1.3% | | |
| Comcast Corp., Class A | 449 | 29,264 |
| Home Improvement Retail – 1.4% | | |
| Home Depot, Inc. (The) (B) | 251 | 32,025 |
| Internet Retail – 1.1% | | |
| Amazon.com, Inc. (C) | 34 | 24,058 |
| Leisure Facilities – 0.0% | | |
| Circuit of the Americas LLC, Class B (C)(D) | —* | — |
| Leisure Products – 1.4% | | |
| Media Group Holdings LLC, Series H (C)(D)(E)(F) | 73 | 3,637 |
| Media Group Holdings LLC, Series I (C)(D)(E)(F) | 43 | 14,876 |
| Media Group Holdings LLC, Series T (C)(D)(E)(F) | 9 | 12,180 |
| | | 30,693 |
| Movies & Entertainment – 0.0% | | |
| Delta Topco Ltd. (C)(E) | 104,001 | —* |
| Restaurants – 1.4% | | |
| Chipotle Mexican Grill, Inc., Class A (C) | 79 | 31,617 |
| Tires & Rubber – 0.4% | | |
| Bridgestone Corp. (A) | 302 | 9,690 |
| Total Consumer Discretionary – 8.9% | | 198,605 |
| **Consumer Staples** | | |
| Brewers – 1.2% | | |
| InBev N.V. (A) | 195 | 25,747 |
| Hypermarkets & Super Centers – 0.6% | | |
| Costco Wholesale Corp. | 89 | 13,945 |
| Packaged Foods & Meats – 2.0% | | |
| Kraft Foods Group, Inc. | 489 | 43,222 |
| Soft Drinks – 1.1% | | |
| Coca-Cola Co. (The) | 545 | 24,714 |
| Tobacco – 1.4% | | |
| ITC Ltd. (A) | 1,081 | 5,918 |
| Philip Morris International, Inc. | 250 | 25,379 |
| | | 31,297 |
| Total Consumer Staples – 6.3% | | 138,925 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Energy** | | |
| Oil & Gas Equipment & Services – 2.8% | | |
| Halliburton Co. (B) | 834 | $ 37,767 |
| Schlumberger Ltd. | 315 | 24,926 |
| | | 62,693 |
| Oil & Gas Exploration & Production – 2.7% | | |
| Cabot Oil & Gas Corp. | 103 | 2,656 |
| EOG Resources, Inc. | 301 | 25,118 |
| Noble Energy, Inc. | 692 | 24,808 |
| Pioneer Natural Resources Co. | 51 | 7,651 |
| | | 60,233 |
| Total Energy – 5.5% | | 122,926 |
| **Financials** | | |
| Diversified Banks – 1.4% | | |
| Axis Bank Ltd. (A) | 1,919 | 15,251 |
| Banca Intesa S.p.A. (A) | 6,297 | 11,993 |
| Kabushiki Kaisha Mitsubishi Tokyo Financial Group (A) | 787 | 3,529 |
| | | 30,773 |
| Life & Health Insurance – 1.3% | | |
| AIA Group Ltd. (A) | 4,726 | 28,423 |
| Other Diversified Financial Services – 2.6% | | |
| Citigroup, Inc. (B) | 626 | 26,526 |
| JPMorgan Chase & Co. | 512 | 31,809 |
| | | 58,335 |
| Property & Casualty Insurance – 0.5% | | |
| Berkshire Hathaway, Inc., Class B (C) | 80 | 11,626 |
| Total Financials – 5.8% | | 129,157 |
| **Health Care** | | |
| Biotechnology – 2.0% | | |
| Alexion Pharmaceuticals, Inc. (C) | 129 | 15,046 |
| Amgen, Inc. | 190 | 28,836 |
| | | 43,882 |
| Health Care Equipment – 0.7% | | |
| Medtronic plc | 170 | 14,768 |
| Managed Health Care – 0.8% | | |
| Anthem, Inc. | 137 | 17,994 |
| Pharmaceuticals – 5.1% | | |
| Allergan plc (C) | 130 | 30,146 |
| Bristol-Myers Squibb Co. | 274 | 20,123 |
| Pfizer, Inc. | 908 | 31,978 |
| Shire Pharmaceuticals Group plc ADR | 88 | 16,236 |
| Teva Pharmaceutical Industries Ltd. ADR | 324 | 16,265 |
| | | 114,748 |
| Total Health Care – 8.6% | | 191,392 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Industrials** | | |
| Aerospace & Defense – 1.2% | | |
| Lockheed Martin Corp. (B) | 108 | $ 26,703 |
| Construction & Engineering – 0.7% | | |
| Larsen & Toubro Ltd. (A) | 631 | 14,042 |
| Industrial Conglomerates – 1.1% | | |
| General Electric Co. | 795 | 25,033 |
| Total Industrials – 3.0% | | 65,778 |
| **Information Technology** | | |
| Application Software – 2.9% | | |
| Adobe Systems, Inc. (B)(C) | 335 | 32,107 |
| Intuit, Inc. | 286 | 31,954 |
| | | 64,061 |
| Data Processing & Outsourced Services – 1.6% | | |
| FleetCor Technologies, Inc. (C) | 74 | 10,649 |
| Visa, Inc., Class A (B) | 334 | 24,802 |
| | | 35,451 |
| Internet Software & Services – 2.4% | | |
| Alibaba Group Holding Ltd. ADR (C) | 248 | 19,692 |
| Alphabet, Inc., Class A (B)(C) | 40 | 28,282 |
| Facebook, Inc., Class A (C) | 51 | 5,828 |
| | | 53,802 |
| IT Consulting & Other Services – 1.3% | | |
| Cognizant Technology Solutions Corp., Class A (C) | 504 | 28,835 |
| Semiconductors – 0.3% | | |
| Micron Technology, Inc. (C) | 551 | 7,582 |
| Systems Software – 1.8% | | |
| Microsoft Corp. | 774 | 39,589 |
| Total Information Technology – 10.3% | | 229,320 |
| **Materials** | | |
| Diversified Metals & Mining – 0.8% | | |
| BHP Billiton plc (A) | 553 | 7,003 |
| Rio Tinto plc (A) | 378 | 11,739 |
| | | 18,742 |
| Paper Products – 0.6% | | |
| International Paper Co. | 304 | 12,875 |
| Total Materials – 1.4% | | 31,617 |
| TOTAL COMMON STOCKS – 49.8% | | $1,107,720 |
| (Cost: $1,126,627) | | |

| PURCHASED OPTIONS | Number of Contracts (Unrounded) | Value |
|---|---|---|
| Facebook, Inc., Class A, Call $130.00, Expires 7–15–16, OTC (Ctrpty: Deutsche Bank AG) . . . . . . . . . . . . . . . . . | 1,569 | $ 4 |
| NIKE, Inc., Class B, Call $65.00, Expires 10–21–16, OTC (Ctrpty: Citibank N.A.) . . . . | 5,015 | 108 |
| Parker-Hannifin Corp., Call $125.00, Expires 8–19–16, OTC (Ctrpty: UBS AG) . . . . . . . . | 785 | 14 |
| PPG Industries, Inc., Call $125.00, Expires 8–19–16, OTC (Ctrpty: JPMorgan Chase Bank N.A.) . . . . . . . . . . . . | 523 | 1 |
| Union Pacific Corp., Call $92.50, Expires 8–19–16, OTC (Ctrpty: JPMorgan Chase Bank N.A.) . . . . . . . . . . . | 1,465 | 153 |
| **TOTAL PURCHASED OPTIONS – 0.0%** | | **$ 280** |

(Cost: $1,670)

| CORPORATE DEBT SECURITIES | Principal | |
|---|---|---|
| Consumer Discretionary | | |
| Leisure Facilities – 0.1% | | |
| Circuit of the Americas LLC, Series D, 0.000%, 12–31–20 (D)(G) . . . | $ 7,285 | 2,253 |
| Movies & Entertainment – 4.7% | | |
| Delta Topco Ltd., 10.000%, 11–24–60 (E)(H) . . . | 105,532 | 103,913 |
| **Total Consumer Discretionary – 4.8%** | | **106,166** |
| **TOTAL CORPORATE DEBT SECURITIES – 4.8%** | | **$106,166** |

(Cost: $111,618)

### UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

| | Principal | Value |
|---|---|---|
| Mortgage-Backed Obligations – 0.0% | | |
| Federal Home Loan Mortgage Corp. Agency REMIC/CMO: | | |
| 5.500%, 3–15–23 (I) . . . . . . . | 113 | 7 |
| 5.500%, 10–15–25 (I) . . . . . . | 892 | 108 |
| 5.500%, 5–15–33 (I) . . . . . . . | 475 | 90 |
| 6.000%, 11–15–35 (I) . . . . . . | 353 | 79 |

### UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)

| | Principal | Value |
|---|---|---|
| Mortgage-Backed Obligations (Continued) | | |
| Federal National Mortgage Association Agency REMIC/CMO: | | |
| 5.500%, 6–25–23 (I) . . . . . . . . | $ 223 | $ 25 |
| 5.500%, 8–25–33 (I) . . . . . . . . | 501 | 68 |
| 5.500%, 12–25–33 (I) . . . . . . . . | 174 | 3 |
| 5.500%, 4–25–34 (I) . . . . . . . . | 694 | 132 |
| 5.500%, 11–25–36 (I) . . . . . . . . | 804 | 141 |
| Government National Mortgage Association Agency REMIC/CMO, | | |
| 5.500%, 7–20–35 (I) . . . . . . . . | 310 | 69 |
| | | 722 |
| **TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.0%** | | **$ 722** |

(Cost: $721)

### UNITED STATES GOVERNMENT OBLIGATIONS

| | Principal | Value |
|---|---|---|
| Treasury Inflation Protected Obligations – 1.2% | | |
| U.S. Treasury Notes: | | |
| 0.125%, 4–15–21 . . . . . . . . . . . | 8,904 | 9,125 |
| 0.625%, 1–15–26 . . . . . . . . . . | 16,477 | 17,354 |
| | | 26,479 |
| Treasury Obligations – 13.5% | | |
| U.S. Treasury Bonds: | | |
| 2.250%, 11–15–25 . . . . . . . . . . | 42,443 | 45,306 |
| 2.875%, 8–15–45 . . . . . . . . . . | 27,163 | 30,509 |
| 3.000%, 11–15–45 . . . . . . . . . . | 22,907 | 26,362 |
| 2.500%, 2–15–46 . . . . . . . . . . | 24,336 | 25,364 |
| U.S. Treasury Notes: | | |
| 1.625%, 7–31–20 . . . . . . . . . . | 19,509 | 20,065 |
| 1.750%, 12–31–20 (B) . . . . . . . . | 18,881 | 19,533 |
| 1.375%, 1–31–21 (B) . . . . . . . . . | 47,906 | 48,763 |
| 2.000%, 8–15–25 . . . . . . . . . . . | 58,816 | 61,518 |
| 1.625%, 2–15–26 . . . . . . . . . . | 22,794 | 23,065 |
| | | 300,485 |
| **TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 14.7%** | | **$326,964** |

(Cost: $313,083)

| | Troy Ounces | Value |
|---|---|---|
| BULLION – 6.8% | | |
| Gold . . . . . . . . . . . . . . . . . . . . . . | 115 | 152,243 |

(Cost: $141,109)

| SHORT-TERM SECURITIES | Principal | Value |
|---|---|---|
| Commercial Paper (J) – 19.0% | | |
| Baxter International, Inc.: | | |
| 0.630%, 7–6–16 . . . . . . . . . . . . . | $ 5,000 | $ 4,999 |
| 0.730%, 7–11–16 . . . . . . . . . . . . | 11,000 | 10,997 |
| Becton Dickinson & Co.: | | |
| 0.730%, 7–11–16 . . . . . . . . . . . . | 7,950 | 7,948 |
| 0.730%, 7–12–16 . . . . . . . . . . . . | 5,000 | 4,999 |
| 0.740%, 7–13–16 . . . . . . . . . . . . | 9,000 | 8,998 |
| 0.760%, 7–27–16 . . . . . . . . . . . . | 11,814 | 11,807 |
| Bemis Co., Inc., | | |
| 0.710%, 7–8–16 . . . . . . . . . . . . . | 5,000 | 4,999 |
| BMW U.S. Capital LLC (GTD by BMW AG), | | |
| 0.390%, 7–13–16 . . . . . . . . . . . . | 9,000 | 8,999 |
| BorgWarner, Inc.: | | |
| 0.700%, 7–6–16 . . . . . . . . . . . . . | 10,000 | 9,999 |
| 0.670%, 7–12–16 . . . . . . . . . . . . | 10,000 | 9,998 |
| Campbell Soup Co., | | |
| 0.750%, 7–21–16 . . . . . . . . . . . . | 13,000 | 12,994 |
| Caterpillar Financial Services Corp. (GTD by Caterpillar, Inc.), | | |
| 0.470%, 7–26–16 . . . . . . . . . . . . | 10,000 | 9,997 |
| CVS Health Corp., | | |
| 0.630%, 7–1–16 . . . . . . . . . . . . . | 10,000 | 10,000 |
| DTE Energy Co. (GTD by Detroit Edison Co.), | | |
| 0.750%, 7–18–16 . . . . . . . . . . . . | 15,530 | 15,524 |
| Emerson Electric Co., | | |
| 0.410%, 7–8–16 . . . . . . . . . . . . . | 5,000 | 5,000 |
| GlaxoSmithKline Finance plc (GTD by GlaxoSmithKline plc), | | |
| 0.390%, 7–14–16 . . . . . . . . . . . . | 7,000 | 6,999 |
| Harley-Davidson Financial Services (GTD by Harley-Davidson Credit Corp.): | | |
| 0.700%, 7–7–16 . . . . . . . . . . . . . | 10,000 | 9,999 |
| 0.730%, 7–12–16 . . . . . . . . . . . . | 10,000 | 9,998 |
| 0.740%, 7–14–16 . . . . . . . . . . . . | 15,000 | 14,996 |
| 0.750%, 7–22–16 . . . . . . . . . . . . | 10,000 | 9,995 |
| J.M. Smucker Co. (The), | | |
| 0.620%, 7–6–16 . . . . . . . . . . . . . | 7,000 | 6,999 |
| John Deere Canada ULC (GTD by Deere & Co.): | | |
| 0.390%, 7–11–16 . . . . . . . . . . . . | 10,000 | 9,999 |
| 0.470%, 7–26–16 . . . . . . . . . . . . | 8,000 | 7,997 |
| John Deere Financial Ltd. (GTD by John Deere Capital Corp.), | | |
| 0.490%, 8–3–16 . . . . . . . . . . . . . | 15,000 | 14,993 |
| Kellogg Co., | | |
| 0.700%, 7–1–16 . . . . . . . . . . . . . | 6,000 | 6,000 |
| Kroger Co. (The), | | |
| 0.570%, 7–1–16 . . . . . . . . . . . . . | 2,743 | 2,743 |
| Malayan Banking Berhad (GTD by Wells Fargo Bank N.A.), | | |
| 0.430%, 7–26–16 . . . . . . . . . . . . | 20,000 | 19,994 |
| Mattel, Inc., | | |
| 0.730%, 7–11–16 . . . . . . . . . . . . | 15,000 | 14,997 |
| McCormick & Co., Inc., | | |
| 0.600%, 7–5–16 . . . . . . . . . . . . . | 10,000 | 9,999 |
| Mondelez International, Inc.: | | |
| 0.650%, 7–5–16 . . . . . . . . . . . . . | 15,000 | 14,998 |
| 0.760%, 7–26–16 . . . . . . . . . . . . | 10,000 | 9,994 |

CONSOLIDATED SCHEDULE OF INVESTMENTS ASSET STRATEGY FUND *(in thousands)*

JUNE 30, 2016

| SHORT-TERM SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Commercial Paper (J) (Continued) | | |
| NBCUniversal Enterprise, Inc., | | |
| 0.750%, 7–20–16 | $10,000 | $ 9,996 |
| Novartis Finance Corp. (GTD by Novartis AG), | | |
| 0.360%, 7–1–16 | 10,000 | 10,000 |
| Novartis Securities Investment Ltd. (GTD by Novartis AG), | | |
| 0.480%, 8–9–16 | 7,000 | 6,996 |
| River Fuel Co. #2, Inc. (GTD by Bank of Nova Scotia), | | |
| 0.460%, 7–29–16 | 5,993 | 5,991 |
| Rockwell Automation, Inc., | | |
| 0.630%, 7–11–16 | 9,000 | 8,998 |
| Shell International Finance B.V. (GTD by Royal Dutch Shell plc): | | |
| 0.510%, 7–1–16 | 5,000 | 5,000 |
| 0.320%, 7–11–16 | 14,000 | 13,999 |
| United Technologies Corp., | | |
| 0.730%, 7–11–16 | 10,000 | 9,998 |
| Virginia Electric and Power Co.: | | |
| 0.660%, 7–7–16 | 9,000 | 8,999 |
| 0.650%, 7–21–16 | 10,000 | 9,996 |
| 0.660%, 8–2–16 | 5,000 | 4,997 |
| W.W. Grainger, Inc., | | |
| 0.370%, 7–19–16 | 2,500 | 2,499 |
| Washington Gas Light Co., | | |
| 0.400%, 7–21–16 | $4,000 | $ 3,999 |
| Wisconsin Gas LLC: | | |
| 0.470%, 7–7–16 | 7,500 | 7,499 |
| 0.430%, 7–11–16 | 7,000 | 6,999 |
| | | 423,924 |
| Master Note – 0.1% | | |
| Toyota Motor Credit Corp., | | |
| 0.590%, 7–6–16 (K) | 2,394 | 2,394 |
| Municipal Obligations – 1.0% | | |
| Los Angeles CA Muni Impvt Lease Rev Notes, Ser B-1 (Taxable), | | |
| 0.420%, 7–14–16 | 2,535 | 2,535 |
| Muni Impvt Corp. of Los Angeles, Lease Rev, Ser B-1 (Taxable), (GTD by Wells Fargo Bank N.A.), | | |
| 0.420%, 7–14–16 | 11,265 | 11,265 |
| NY Dormitory Auth, Rev Bonds (Long Island Univ), Ser 2006A-2 (GTD by TD Bank N.A.), | | |
| 0.430%, 7–7–16 (K) | 8,130 | 8,130 |
| | | 21,930 |
| United States Government Agency Obligations – 3.5% | | |
| Overseas Private Investment Corp. (GTD by U.S. Government): | | |
| 0.360%, 7–6–16 (K) | $ 10,046 | $ 10,046 |
| 0.420%, 7–6–16 (K) | 20,400 | 20,400 |
| 0.360%, 7–7–16 (K) | 8,170 | 8,170 |
| 0.410%, 7–7–16 (K) | 19,325 | 19,325 |
| 0.420%, 7–7–16 (K) | 19,000 | 19,000 |
| | | 76,941 |
| TOTAL SHORT-TERM SECURITIES – 23.6% | | $ 525,189 |
| (Cost: $525,198) | | |
| TOTAL INVESTMENT SECURITIES – 99.7% | | $2,219,284 |
| (Cost: $2,220,026) | | |
| CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.3% | | 6,823 |
| NET ASSETS – 100.0% | | $2,226,107 |

Notes to Consolidated Schedule of Investments

*Not shown due to rounding.

(A)Listed on an exchange outside the United States.

(B)All or a portion of securities with an aggregate value of $2,151 are held in collateralized accounts for OTC derivatives collateral and is governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(C)No dividends were paid during the preceding 12 months.

(D)Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(E)Restricted securities. At June 30, 2016, the Fund owned the following restricted securities:

| Security | Acquisition Date(s) | Shares | Cost | Market Value |
|---|---|---|---|---|
| Delta Topco Ltd. | 1–23–12 to 6–15–12 | 104,001 | $ 49,084 | $ —* |
| Media Group Holdings LLC, Series H | 8–29–13 to 10–31–13 | 73 | 50,896 | 3,637 |
| Media Group Holdings LLC, Series I | 4–23–13 to 11–8–13 | 43 | 23,835 | 14,876 |
| Media Group Holdings LLC, Series T | 7–2–13 to 1–23–15 | 9 | 19,593 | 12,180 |
| | | Principal | | |
| Delta Topco Ltd., 10.000%, 11–24–60 | 4–1–12 to 1–1–15 | $105,532 | 106,431 | 103,913 |
| | | | $249,839 | $134,606 |

The total value of these securities represented 6.0% of net assets at June 30, 2016.

(F)Investment is owned by an entity that is treated as a corporation for U.S. tax purposes and is owned by the Fund and consolidated as described in Note 6 of the Notes to Financial Statements.

(G)Zero coupon bond.

(H)Payment-in-kind bonds.

(I)Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(J)Rate shown is the yield to maturity at June 30, 2016.

(K)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2016. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at June 30, 2016:

| | Currency to be Delivered | | Currency to be Received | Settlement Date | Counterparty | Unrealized Appreciation | Unrealized Depreciation |
|---|---|---|---|---|---|---|---|
| British Pound | 6,600 | U.S. Dollar | 8,890 | 7–25–16 | State Street Global Markets | $103 | $— |
| Euro | 23,300 | U.S. Dollar | 25,884 | 7–25–16 | State Street Global Markets | 7 | — |
| | | | | | | $ 110 | $— |

The following written options were outstanding at June 30, 2016 (contracts and exercise prices unrounded):

| Underlying Security | Counterparty, if OTC | Type | Number of Contracts | Expiration Month | Exercise Price | Premium Received | Value |
|---|---|---|---|---|---|---|---|
| Facebook, Inc., Class A | Deutsche Bank AG | Put | 1,046 | July 2016 | $ 110.00 | $ 213 | $ (60) |
| NIKE, Inc., Class B | Citibank N.A. | Put | 4,012 | October 2016 | 55.00 | 909 | (1,125) |
| Parker-Hannifin Corp. | UBS AG | Put | 523 | August 2016 | 105.00 | 168 | (141) |
| PPG Industries, Inc. | JPMorgan Chase Bank N.A. | Put | 523 | August 2016 | 105.00 | 115 | (220) |
| Union Pacific Corp. | JPMorgan Chase Bank N.A. | Put | 1,332 | August 2016 | 82.50 | 356 | (204) |
| | | | | | | $1,761 | $(1,750) |

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | | | |
| Consumer Discretionary | $ 133,797 | $ 34,115 | $ 30,693 |
| Consumer Staples | 107,260 | 31,665 | — |
| Energy | 122,926 | — | — |
| Financials | 69,961 | 59,196 | — |
| Health Care | 191,392 | — | — |
| Industrials | 51,736 | 14,042 | — |
| Information Technology | 229,320 | — | — |
| Materials | 12,875 | 18,742 | — |
| Total Common Stocks | $ 919,267 | $ 157,760 | $ 30,693 |
| Purchased Options | — | 280 | — |
| Corporate Debt Securities | — | 2,253 | 103,913 |
| United States Government Agency Obligations | — | 722 | — |
| United States Government Obligations | — | 326,964 | — |
| Bullion | 152,243 | — | — |
| Short-Term Securities | — | 525,189 | — |
| Total | $1,071,510 | $1,013,168 | $134,606 |
| Forward Foreign Currency Contracts | $ — | $ 110 | $ — |
| **Liabilities** | | | |
| Written Options | $ — | $ 1,750 | $ — |

During the year ended June 30, 2016, securities totaling $282,730 were transferred from Level 1 to Level 2. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on June 30, 2016. Transfers out of Level 1 represent the values as of the beginning of the reporting period.

JUNE 30, 2016

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

| | Common Stocks | Corporate Debt Securities |
|---|---|---|
| Beginning Balance 7–1–15 | $ 183,480 | $95,939 |
| Net realized gain (loss) | (2,744) | — |
| Net change in unrealized appreciation (depreciation) | (107,673) | (1,620) |
| Purchases | — | 9,594 |
| Sales | (42,370) | — |
| Amortization/Accretion of premium/discount | — | — |
| Transfers into Level 3 during the period | — | — |
| Transfers out of Level 3 during the period | — | — |
| Ending Balance 6–30–16 | $ 30,693 | $103,913 |
| Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 6–30–16 | $(108,637) | $ (1,620) |

Information about Level 3 fair value measurements:

| | Fair Value at 6-30-16 | Valuation Technique(s) | Unobservable Input(s) | Input Value(s) |
|---|---|---|---|---|
| **Assets** | | | | |
| Common Stocks | $ 12,180 | Discounted cash flows model | Long-term growth rate | 2.50% |
| | | | Weighted average cost of capital | 9.62 to 15.12% |
| | | | Illiquidity discount | 10% |
| | 14,876 | Transaction | Price | $344 |
| | | | Illiquidity discount | 2.5 to 10% |
| | 3,637 | Discounted cash flows model | Long-term growth rate | 2.5% |
| | | | Weighted average cost of capital | 40% |
| | | | Illiquidity discount | 10% |
| | | | Methodology Weighting | 75% |
| | | Discounted book value | Discount factor | 24% |
| | | | Illiquidity discount | 10% |
| | | | Methodology Weighting | 25% |
| Corporate Debt Securities | 103,913 | Discounted cash flows model | Long-term growth rate | 2.50% |
| | | | Weighted average cost of capital | 9.62% |
| | | | Illiquidity discount | 10% |

Significant increases (decreases) in long-term growth rate inputs or transaction price could result in a higher (lower) fair value measurement. However, significant increases (decreases) in weighted average cost of capital, discount factors, or illiquidity discount inputs could result in a lower (higher) fair value measurement.

During the year ended June 30, 2016, securities totaling $17,019 changed valuation techniques from discounted cash flows model to a transaction approach. The change in valuation techniques is primarily due to the discounted cash flows model no longer reflecting current market participant assumptions.

During the year ended June 30, 2016, securities totaling $33,299 changed valuation techniques from discounted book value to a blended methodology of discounted cash flows model and discounted book value. The change in valuation techniques is primarily due to the blended methodology more closely reflecting current market participant assumptions.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipt
CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
OTC = Over the Counter
REMIC = Real Estate Mortgage Investment Conduit

## Country Diversification

(as a % of net assets)

| | |
|---|---|
| United States | 53.6% |
| United Kingdom | 6.3% |
| India | 1.7% |
| Ireland | 1.4% |

## County Diversification (continued)

| | |
|---|---|
| Hong Kong | 1.3% |
| Belgium | 1.2% |
| Japan | 1.0% |
| Other Countries | 2.8% |
| Other+ | 30.7% |

+Includes gold bullion, options, cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

(UNAUDITED)



Matthew A. Hekman

*Below, Matthew A. Hekman, portfolio manager of the Waddell & Reed Advisors Continental Income Fund, discusses positioning, performance and results for the fiscal year ended June 30, 2016. He has managed the Fund since 2014 and has 18 years of industry experience.*

## Fiscal Year Performance

For the 12 Months Ended June 30, 2016

| | |
|---|---|
| Waddell & Reed Advisors Continental Income Fund (Class A shares at net asset value) | −2.29% |
| Waddell & Reed Advisors Continental Income Fund (Class A shares including sales charges) | −7.94% |
| Benchmark(s) and/or Lipper Category | |
| S&P 500 Index (generally reflects the performance of large- and medium-sized U.S. stocks) | 3.99% |
| Barclays U.S. Government/Credit Index (generally reflects the performance of securities in the bond market) | 6.70% |
| Lipper Mixed-Asset Target Allocation Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives) | −1.02% |

*Please note that Fund returns include applicable fees and expenses, whereas the index returns do not include any such fees. Multiple indexes are presented because the Fund invests in multiple assets classes. The performance discussion below is at net asset value.*

## Key drivers

The fiscal year that ended June 30, 2016 was one that saw an increasing amount of volatility as investors grappled with a sluggish global growth environment; the beginning of an interest rate cycle embarked upon by the U.S. Federal Reserve (Fed), which created substantial fluctuations in global currency markets; ongoing geopolitical unrest in Eurasia and the Middle East; and persistent deflationary forces from the basic materials sector headlined by oil and base metals. As a result, longer term interest rates, while volatile, declined over the course of the period and traditionally defensive sectors of the equity market performed well.

The Fund underperformed its peers in the Lipper Mixed-Asset Target Allocation Growth universe, posting a loss of 2.29% over the fiscal year. Relative underperformance was a result of a higher allocation to equities, which underperformed fixed income; poor stock selection in the equity portfolio; a shorter duration position in the fixed-income portfolio relative to the Barclays U.S. Government/Credit Index benchmark; and the cost of S&P 500 Index (Fund's equity benchmark) options used over the course of the period to protect against downside risk in the equity market. The Fund's equity benchmark was up 3.99% for the fiscal year. The Fund's fixed income benchmark was up 6.70% for the fiscal year.

## Contributors and detractors over the period

The equity portfolio declined approximately over the past 12-month period, trailing the benchmark return due predominately to stock selection. In particular, equity positions in materials and energy drove poor relative performance. In addition, the Fund was underweight utilities and telecommunications, which were the best performing sectors in the index. The Fund's relative underweight in financials, health care and energy was a positive contributor to relative performance. Strong stock selection in consumer staples and technology also had a positive impact.

The fixed-income portfolio advanced over the past 12-month period, which lagged the benchmark return due to the Fund's shorter duration and poor performance in convertible bonds with exposure to the health care and energy sectors. The portfolio has long been short duration relative to its benchmark given the absolute low level of interest rates. The portfolio is substantially overweight credit given the good health of corporate balance sheets and abundant liquidity available within the financial system, which helped to mitigate the underperformance from duration but was unable to make up the entire shortfall.

Top contributors to Fund performance came from the technology, consumer staples and energy sectors. Specifically, equity positions in Amazon.com (no longer a holding), Broadcom Corp., Constellation Brands, McDonald's Corp. (no longer a holding) and Newfield Exploration, in addition to holdings in Whiting Petroleum debt (no longer a holding) and Hess Corp. 8% convertible preferred stock were notable contributors.

In addition, equity positions in Johnson & Johnson, Crown Castle International Corp., Home Depot, Inc. and Medtronic plc. posted strong performance during the period. In most cases, we feel that the outlook for these companies continues to be promising. At Broadcom Corp., synergies from the Avago transaction coupled with strong demand for its products in wireless and cloud computing applications drive visible growth over the near term. At Constellation Brands, exceptional demand for its core beer portfolio and compelling gross margin expansion opportunities will continue to be a tailwind for earnings growth. At Home Depot, ongoing improvement in the home repair and remodel market here in the U.S. coupled with an emphasis on cost management has produced very strong results that we believe will prove sustainable. At Hess Corp., ongoing cyclical improvement in the balance between supply and demand for oil and its derivative products has led to higher oil prices, strengthening the outlook for the company's balance sheet and providing renewed optimism around the company's new project potential which has and will continue to lead to a higher enterprise value over time. At Newfield Exploration, this same cyclical recovery in oil prices and renewed optimism around North American shale with particular emphasis on the cost-competitiveness of the company's land position should lead to sustained cash flow growth in the years ahead, in our view.

Detractors to Fund performance included the use of derivatives during the fiscal period. In mid-February 2016, the Fund bought some downside protection in the form of S&P 500 puts to cover about 70% of the equity position. This protection was essentially insurance in case there were significant declines in the equity markets that would impact the Fund.

Other detractors to performance came from select holdings in the Fund's equity and fixed-income portfolios. Equity detractors were Freeport-McMoRan, Energy Transfer Partners and Plains GP Holdings (no longer holdings), Citigroup Inc. and Williams Sonoma. Fixed-income investment detractors were A. Schulman 6% Convertible Preferred, Allergan Plc. 5.5% Convertible Preferred and Teva Pharmaceuticals 7% Convertible Preferred. Freeport-McMoRan, Energy Transfer Partners and Plains GP Holdings shares fell as global commodity prices declined due to oversupply and weak demand. Citigroup Inc. shares declined as anxiety over global growth built, yield curves fell and flattened and international credit conditions deteriorated. Williams Sonoma underperformed due to poor execution in its logistics business and a growing threat from online peers in the home furnishing space. A. Schulman's enterprise value declined as global growth slowed and a recent acquisition proved to be poorly timed and poorly executed. Allergan and Teva Pharmaceuticals declined as uncertainty over health care regulation of merger and acquisition activity as well as drug pricing resulted in lower valuation multiples for the sector.

## Outlook

With multiple economic and political crosswinds buffeting global asset markets, it seems volatility is likely to remain at an elevated level. The balanced strategy has been making adjustments over the past fiscal year in reaction to the growing risks to economic growth and potential economic disruption resulting from the dramatic decline in commodities and interest rates. The targeted equity allocation was reduced from 70% to 55% over that time period with the remaining allocated to fixed income and cash. In the end, asset markets tend to follow corporate earnings and cash flows and unfortunately, the trends and outlook there have been disappointing. The quarter ended June 30, 2016, which will be reported over the next several weeks, is expected to continue this downward trend. It's this backdrop that explains the inability of risk markets to advance past their cycle-to-date peaks reached in the summer of 2015. It's also this anemic growth environment, coupled with recessionary economic conditions in several emerging market countries that have motivated central bankers around the globe to pursue unprecedented levels of monetary stimulus including various forms of Quantitative Easing and negative interest rates. To date, these measures have failed to ignite economic growth and yet, the determination of the central banks has to be respected. While we continue to monitor macroeconomic forces and trends, we maintain an emphasis on finding high quality, growing companies whose securities are trading at a reasonable valuation with visible catalysts to drive relative outperformance over the next 12-month fiscal period. This approach has served investors well over time, and our confidence in it has not waned.

**Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.**

**Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.**

**The use of derivatives presents several risks, including the risk that these instruments may change in value in a manner that adversely affects the Fund's NAV and the risk that fluctuations in the value of the derivatives may not correlate with securities markets or the underlying asset upon which the derivative's value is based. Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.**

**The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The portfolio manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

**The indexes noted are unmanaged, include reinvested dividends and do not include fees. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Continental Income Fund's performance.**

ALL DATA IS AS OF JUNE 30, 2016 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Stocks | 52.1% |
|     Health Care | 13.5% |
|     Information Technology | 9.7% |
|     Consumer Discretionary | 7.1% |
|     Financials | 6.8% |
|     Consumer Staples | 5.5% |
|     Energy | 3.8% |
|     Industrials | 2.9% |
|     Materials | 2.3% |
|     Telecommunication Services | 0.5% |
| Purchased Options | 0.0% |
| Bonds | 32.0% |
|     Corporate Debt Securities | 31.2% |
|     Loans | 0.7% |
|     United States Government and Government Agency Obligations | 0.1% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 15.9% |

## Lipper Rankings

| Category: Lipper Mixed-Asset Target Allocation Growth Funds | Rank | Percentile |
|---|---|---|
| 1 Year | 310/494 | 63 |
| 3 Year | 192/457 | 42 |
| 5 Year | 121/402 | 31 |
| 10 Year | 22/308 | 8 |

*Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.*

## Top 10 Equity Holdings

| Company | Sector | Industry |
|---|---|---|
| Carnival Corp. | Consumer Discretionary | Hotels, Resorts & Cruise Lines |
| Shire Pharmaceuticals Group plc ADR | Health Care | Pharmaceuticals |
| Comcast Corp., Class A | Consumer Discretionary | Cable & Satellite |
| Johnson & Johnson | Health Care | Pharmaceuticals |
| JPMorgan Chase & Co. | Financials | Other Diversified Financial Services |
| Crown Castle International Corp. | Financials | Specialized REITs |
| Allergan plc, Convertible Series A, 5.500% | Health Care | Pharmaceuticals |
| Mead Johnson Nutrition Co. | Consumer Staples | Packaged Foods & Meats |
| Broadcom Corp., Class A | Information Technology | Semiconductors |
| Teva Pharmaceutical Industries Ltd. ADR | Health Care | Pharmaceuticals |

*See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.*

*+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

# COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

## CONTINENTAL INCOME FUND



| | |
|---|---|
| Continental Income Fund, Class A Shares[1] | $18,516 |
| S&P 500 Index | $20,465 |
| Barclays U.S. Government/Credit Index | $16,640 |

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

| Average Annual Total Return[2] | Class A[3] | Class B[4] | Class C | Class Y |
|---|---|---|---|---|
| 1-year period ended 6-30-16 | -7.94% | -7.03% | -3.20% | -2.11% |
| 5-year period ended 6-30-16 | 6.05% | 5.95% | 6.37% | 7.61% |
| 10-year period ended 6-30-16 | 6.35% | 6.09% | 6.02% | 7.30% |

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS CONTINENTAL INCOME FUND *(in thousands)*

JUNE 30, 2016

| COMMON STOCKS | Shares | Value |
|---|---|---|
| Consumer Discretionary | | |
| Cable & Satellite – 1.5% | | |
| Comcast Corp., Class A | 366 | $ 23,827 |
| Casinos & Gaming – 0.8% | | |
| Las Vegas Sands, Inc. | 301 | 13,073 |
| Home Improvement Retail – 0.8% | | |
| Home Depot, Inc. (The) | 91 | 11,581 |
| Homefurnishing Retail – 1.0% | | |
| Williams-Sonoma, Inc. | 290 | 15,102 |
| Hotels, Resorts & Cruise Lines – 1.9% | | |
| Carnival Corp. | 649 | 28,686 |
| Movies & Entertainment – 1.1% | | |
| Twenty-First Century Fox, Inc. | 628 | 17,113 |
| Total Consumer Discretionary – 7.1% | | 109,382 |
| Consumer Staples | | |
| Brewers – 1.1% | | |
| Anheuser-Busch InBev S.A. ADR | 129 | 17,026 |
| Distillers & Vintners – 0.8% | | |
| Constellation Brands, Inc. | 76 | 12,537 |
| Packaged Foods & Meats – 3.6% | | |
| J.M. Smucker Co. (The) | 108 | 16,445 |
| Kraft Foods Group, Inc. | 193 | 17,077 |
| Mead Johnson Nutrition Co. | 243 | 22,043 |
| | | 55,565 |
| Total Consumer Staples – 5.5% | | 85,128 |
| Energy | | |
| Oil & Gas Equipment & Services – 1.1% | | |
| Schlumberger Ltd. | 206 | 16,298 |
| Oil & Gas Exploration & Production – 2.2% | | |
| Newfield Exploration Co. (A) | 398 | 17,588 |
| Noble Energy, Inc. | 462 | 16,576 |
| | | 34,164 |
| Total Energy – 3.3% | | 50,462 |
| Financials | | |
| Investment Banking & Brokerage – 1.0% | | |
| Morgan Stanley | 573 | 14,897 |
| Other Diversified Financial Services – 1.5% | | |
| JPMorgan Chase & Co. (B) | 374 | 23,209 |
| Regional Banks – 1.2% | | |
| PNC Financial Services Group, Inc. (The) | 231 | 18,801 |
| Specialized Finance – 1.2% | | |
| Intercontinental Exchange, Inc. | 73 | 18,634 |
| Specialized REITs – 1.5% | | |
| Crown Castle International Corp. | 219 | $ 22,163 |
| Total Financials – 6.4% | | 97,704 |
| Health Care | | |
| Biotechnology – 0.5% | | |
| Biogen, Inc. (A) | 30 | 7,134 |
| Health Care Equipment – 1.8% | | |
| DexCom, Inc. (A) | 118 | 9,393 |
| Medtronic plc | 215 | 18,621 |
| | | 28,014 |
| Health Care Services – 0.8% | | |
| Laboratory Corp. of America Holdings (A) | 98 | 12,701 |
| Managed Health Care – 2.0% | | |
| Anthem, Inc. | 137 | 17,941 |
| UnitedHealth Group, Inc. | 88 | 12,369 |
| | | 30,310 |
| Pharmaceuticals – 5.9% | | |
| Allergan plc (A) | 73 | 16,893 |
| Johnson & Johnson | 193 | 23,375 |
| Shire Pharmaceuticals Group plc ADR | 153 | 28,127 |
| Teva Pharmaceutical Industries Ltd. ADR | 427 | 21,463 |
| | | 89,858 |
| Total Health Care – 11.0% | | 168,017 |
| Industrials | | |
| Industrial Conglomerates – 1.0% | | |
| General Electric Co. | 493 | 15,529 |
| Railroads – 1.1% | | |
| Union Pacific Corp. | 200 | 17,441 |
| Total Industrials – 2.1% | | 32,970 |
| Information Technology | | |
| Application Software – 1.0% | | |
| Autodesk, Inc. (A) | 296 | 16,009 |
| Communications Equipment – 1.1% | | |
| Harris Corp. | 207 | 17,280 |
| Data Processing & Outsourced Services – 0.8% | | |
| FleetCor Technologies, Inc. (A) | 88 | 12,524 |
| IT Consulting & Other Services – 1.2% | | |
| Cognizant Technology Solutions Corp., Class A (A) | 325 | 18,609 |
| Semiconductor Equipment – 1.1% | | |
| Applied Materials, Inc. | 689 | 16,518 |
| Semiconductors – 3.1% | | |
| Broadcom Corp., Class A | 141 | $ 21,945 |
| Microchip Technology, Inc. | 251 | 12,726 |
| Texas Instruments, Inc. | 205 | 12,818 |
| | | 47,489 |
| Systems Software – 0.9% | | |
| Symantec Corp. | 638 | 13,096 |
| Technology Hardware, Storage & Peripherals – 0.5% | | |
| Apple, Inc. | 75 | 7,144 |
| Total Information Technology – 9.7% | | 148,669 |
| Materials | | |
| Diversified Chemicals – 1.3% | | |
| PPG Industries, Inc. | 194 | 20,153 |
| Paper Packaging – 0.1% | | |
| WestRock Co. | 38 | 1,462 |
| Paper Products – 0.4% | | |
| International Paper Co. | 147 | 6,234 |
| Total Materials — 1.8% | | 27,849 |
| TOTAL COMMON STOCKS – 46.9% | | $720,181 |
| (Cost: $590,386) | | |

| PREFERRED STOCKS | Shares | Value |
|---|---|---|
| Energy | | |
| Oil & Gas Exploration & Production – 0.5% | | |
| Hess Corp., 8.000%, Convertible | 107 | 8,063 |
| Total Energy – 0.5% | | 8,063 |
| Financials | | |
| Diversified Banks – 0.1% | | |
| First Republic Bank, Series G, 5.500% | 64 | 1,678 |
| Other Diversified Financial Services – 0.3% | | |
| Citigroup, Inc., 6.300% | 180 | 4,806 |
| Total Financials – 0.4% | | 6,484 |
| Health Care | | |
| Pharmaceuticals – 2.5% | | |
| Allergan plc, Convertible Series A, 5.500% | 27 | 22,089 |
| Teva Pharmaceutical Industries Ltd., Convertible, 7.000% | 19 | 15,854 |
| | | 37,943 |
| Total Health Care – 2.5% | | 37,943 |

JUNE 30, 2016

| PREFERRED STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Industrials** | | |
| **Environmental & Facilities Services – 0.8%** | | |
| Stericycle, Inc., 5.250% . . . . . . . | 135 | $ 11,229 |
| | | |
| Total Industrials – 0.8% | | 11,229 |
| **Materials** | | |
| **Commodity Chemicals – 0.5%** | | |
| A. Schulman, Inc., Convertible, 6.000% . . . . . . . . . . . . . . . . | 11 | 7,508 |
| | | |
| Total Materials – 0.5% | | 7,508 |
| **Telecommunication Services** | | |
| **Integrated Telecommunication Services – 0.5%** | | |
| Frontier Communications Corp., Convertible Series A, 11.125% . . . . . . . . . . . . . . . . | 86 | 8,158 |
| | | |
| Total Telecommunication Services – 0.5% | | 8,158 |
| | | |
| TOTAL PREFERRED STOCKS – 5.2% | | $79,385 |
| (Cost: $86,829) | | |

| PURCHASED OPTIONS | Number of Contracts (Unrounded) | |
|---|---|---|
| S&P 500 Index, Put $2,000.00, Expires 7–1–16 . . . . . . . . . | 1,098 | 11 |
| | | |
| TOTAL PURCHASED OPTIONS – 0.0% | | $ 11 |
| (Cost: $2,935) | | |

| CORPORATE DEBT SECURITIES | Principal | |
|---|---|---|
| **Consumer Discretionary** | | |
| **Auto Parts & Equipment – 0.0%** | | |
| Delphi Corp., 5.000%, 2–15–23 . . . . . . . . . | $ 808 | 856 |
| | | |
| **Automobile Manufacturers – 0.2%** | | |
| General Motors Co., 6.600%, 4–1–36 . . . . . . . . . . | 3,198 | 3,669 |
| | | |
| **Automotive Retail – 0.1%** | | |
| AutoZone, Inc., 3.125%, 4–21–26 . . . . . . . . | 1,600 | 1,641 |
| | | |
| **Broadcasting – 0.1%** | | |
| Discovery Communications LLC, 3.300%, 5–15–22 . . . . . . . . . | 900 | 910 |
| | | |
| **Cable & Satellite – 0.8%** | | |
| Comcast Corp. (GTD by Comcast Cable Communications and NBCUniversal), 3.150%, 3–1–26 . . . . . . . . . | 2,603 | 2,769 |
| Pearson Funding Five plc, 3.250%, 5–8–23 (C) . . . . . . . | 800 | 782 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Cable & Satellite** (Continued) | | |
| Time Warner, Inc. (GTD by Historic TW, Inc.), 2.950%, 7–15–26 . . . . . . . . . . . | $4,800 | $ 4,839 |
| Viacom, Inc.: | | |
| 2.500%, 9–1–18 . . . . . . . . . . . . . | 800 | 811 |
| 2.200%, 4–1–19 . . . . . . . . . . . . . | 1,300 | 1,306 |
| 2.750%, 12–15–19 . . . . . . . . . . . | 1,500 | 1,522 |
| | | 12,029 |
| **General Merchandise Stores – 0.1%** | | |
| Dollar General Corp.: | | |
| 4.125%, 7–15–17 . . . . . . . . . . . . . | 450 | 463 |
| 1.875%, 4–15–18 . . . . . . . . . . . . . | 750 | 758 |
| | | 1,221 |
| **Homebuilding – 0.1%** | | |
| Toll Brothers Finance Corp., 4.375%, 4–15–23 . . . . . . . . . . . | 1,000 | 985 |
| **Hotels, Resorts & Cruise Lines – 0.0%** | | |
| Hyatt Hotels Corp., 3.375%, 7–15–23 . . . . . . . . . . . | 250 | 253 |
| **Housewares & Specialties – 0.2%** | | |
| Newell Rubbermaid, Inc., 4.200%, 4–1–26 . . . . . . . . . . . . . | 2,700 | 2,928 |
| **Internet Retail – 0.1%** | | |
| Amazon.com, Inc., 2.600%, 12–5–19 . . . . . . . . . . . | 1,650 | 1,721 |
| **Publishing – 0.1%** | | |
| Thomson Reuters Corp., 3.350%, 5–15–26 . . . . . . . . . . . | 1,120 | 1,145 |
| **Specialty Stores – 0.2%** | | |
| GNC Holdings, Inc., Convertible, 1.500%, 8–15–20 (C) . . . . . . . . . . | 3,250 | 2,687 |
| | | |
| Total Consumer Discretionary – 2.0% | | 30,045 |
| **Consumer Staples** | | |
| **Brewers – 0.4%** | | |
| Anheuser-Busch InBev S.A./N.V., 2.650%, 2–1–21 . . . . . . . . . . . . . | 3,000 | 3,109 |
| Molson Coors Brewing Co., 3.000%, 7–15–26 . . . . . . . . . . . | 800 | 800 |
| SABMiller Holdings, Inc., 2.200%, 8–1–18 (C) . . . . . . . . . . | 1,800 | 1,829 |
| | | 5,738 |
| **Distillers & Vintners – 0.0%** | | |
| Beam, Inc., 1.750%, 6-15-18 . . . . . . . . . . . . . | 750 | 755 |
| **Drug Retail – 0.4%** | | |
| CVS Health Corp.: | | |
| 2.800%, 7–20–20 . . . . . . . . | 2,365 | 2,462 |
| 2.875%, 6–1–26 . . . . . . . . . . . . . | 2,240 | 2,289 |
| Walgreens Boots Alliance, Inc., 2.700%, 11–18–19 . . . . . . . . . . . | 1,050 | 1,085 |
| | | 5,836 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Food Distributors – 0.2%** | | |
| Campbell Soup Co., 2.500%, 8–2–22 . . . . . . . . . . . | $ 900 | $ 914 |
| ConAgra Foods, Inc., 1.900%, 1–25–18 . . . . . . . . . . . . | 2,373 | 2,392 |
| | | 3,306 |
| **Household Products – 0.0%** | | |
| Church & Dwight Co., Inc., 2.875%, 10–1–22 . . . . . . . . . . . | 250 | 258 |
| **Packaged Foods & Meats – 0.1%** | | |
| Mead Johnson Nutrition Co., 3.000%, 11–15–20 . . . . . . . . . . . | 1,200 | 1,254 |
| **Personal Products – 0.1%** | | |
| Estee Lauder Co., Inc. (The), 2.350%, 8–15–22 . . . . . . . . . . . | 1,200 | 1,236 |
| **Tobacco – 0.2%** | | |
| BAT International Finance plc, 2.750%, 6–15–20 (C) . . . . . . . . . | 2,400 | 2,489 |
| | | |
| Total Consumer Staples – 1.4% | | 20,872 |
| **Energy** | | |
| **Integrated Oil & Gas – 0.2%** | | |
| Chevron Corp., 2.954%, 5–16–26 . . . . . . . . . . . | 3,200 | 3,304 |
| **Oil & Gas Equipment & Services – 0.8%** | | |
| Brand Energy & Infrastructure Services, 8.500%, 12–1–21 (C) . . . . . . . . . . | 9,000 | 8,640 |
| Newpark Resources, Inc., Convertible, 4.000%, 10–1–17 . . . . . . . . . . . . . | 1,200 | 1,113 |
| Schlumberger Holding Corp., 2.350%, 12–21–18 (C) . . . . . . . . | 3,150 | 3,211 |
| | | 12,964 |
| **Oil & Gas Exploration & Production – 0.6%** | | |
| BP Capital Markets plc (GTD by BP plc): | | |
| 2.241%, 9–26–18 . . . . . . . . . . . | 2,850 | 2,910 |
| 2.315%, 2–13–20 . . . . . . . . . . . | 1,500 | 1,536 |
| Devon Energy Corp., 2.250%, 12–15–18 . . . . . . . . . . . | 1,500 | 1,489 |
| Occidental Petroleum Corp., 2.600%, 4–15–22 . . . . . . . . . . . | 1,500 | 1,537 |
| ONEOK Partners L.P., 3.200%, 9–15–18 . . . . . . . . . . . | 1,500 | 1,518 |
| | | 8,990 |
| **Oil & Gas Storage & Transportation – 1.0%** | | |
| Buckeye Partners L.P., 2.650%, 11–15–18 . . . . . . . . . . . | 3,050 | 3,072 |
| Hornbeck Offshore Services, Inc., Convertible, 1.500%, 9–1–19 . . . . . . . . . . . . . | 6,502 | 3,731 |
| Kinder Morgan Energy Partners L.P., 2.650%, 2–1–19 . . . . . . . . . . . . | 1,850 | 1,849 |

CONTINENTAL INCOME FUND *(in thousands)*

JUNE 30, 2016

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Oil & Gas Storage & Transportation (Continued) | | |
| Plains All American Pipeline L.P. and PAA Finance Corp.: | | |
| 2.600%, 12–15–19 | $ 1,250 | $ 1,218 |
| 4.650%, 10–15–25 | 2,000 | 2,020 |
| Williams Partners L.P., | | |
| 3.600%, 3–15–22 | 3,500 | 3,314 |
| | | 15,204 |
| Total Energy – 2.6% | | 40,462 |
| Financials | | |
| Asset Management & Custody Banks – 0.6% | | |
| Ares Capital Corp.: | | |
| 4.875%, 11–30–18 | 3,300 | 3,453 |
| 3.875%, 1–15–20 | 6,050 | 6,258 |
| | | 9,711 |
| Consumer Finance – 1.1% | | |
| American Express Co., | | |
| 4.900%, 12–29–49 | 3,200 | 3,045 |
| Capital One Bank USA N.A.: | | |
| 2.150%, 11–21–18 | 1,500 | 1,511 |
| 2.250%, 2–13–19 | 2,000 | 2,026 |
| Capital One N.A., | | |
| 2.400%, 9–5–19 | 2,100 | 2,134 |
| General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.), | | |
| 3.700%, 5–9–23 | 800 | 805 |
| Hyundai Capital America, | | |
| 2.875%, 8–9–18 (C) | 1,200 | 1,230 |
| SLM Corp., | | |
| 4.875%, 6–17–19 | 1,500 | 1,447 |
| Total System Services, Inc., | | |
| 2.375%, 6–1–18 | 3,900 | 3,930 |
| | | 16,128 |
| Diversified Banks – 7.1% | | |
| ABN AMRO Bank N.V., | | |
| 2.500%, 10–30–18 (C) | 3,000 | 3,070 |
| Australia & New Zealand Banking Group Ltd., | | |
| 4.400%, 5–19–26 (C) | 4,800 | 4,922 |
| Bank of America Corp.: | | |
| 2.000%, 1–11–18 | 2,100 | 2,114 |
| 8.000%, 7–29–49 | 5,400 | 5,366 |
| Bank of New York Mellon Corp. (The), | | |
| 2.100%, 1–15–19 | 3,000 | 3,067 |
| Bank of Nova Scotia (The): | | |
| 1.450%, 4–25–18 | 2,000 | 2,007 |
| 2.050%, 10–30–18 | 2,750 | 2,794 |
| Barclays plc, | | |
| 5.200%, 5–12–26 | 3,200 | 3,233 |
| BB&T Corp., | | |
| 2.050%, 5–10–21 | 4,000 | 4,058 |
| BNP Paribas S.A., | | |
| 2.450%, 3–17–19 | 2,600 | 2,655 |
| Commonwealth Bank of Australia, | | |
| 2.250%, 3–13–19 | 2,900 | 2,964 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Diversified Banks (Continued) | | |
| DBS Group Holdings Ltd., | | |
| 2.246%, 7–16–19 (C) | $5,250 | $ 5,328 |
| HSBC Holdings plc, | | |
| 3.400%, 3–8–21 | 3,750 | 3,864 |
| ING Bank N.V.: | | |
| 2.500%, 10–1–19 (C) | 3,500 | 3,571 |
| 2.450%, 3–16–20 (C) | 4,000 | 4,081 |
| 2.750%, 3–22–21 (C) | 6,400 | 6,615 |
| KeyBank N.A., | | |
| 2.500%, 12–15–19 | 2,500 | 2,564 |
| Lloyds Bank plc (GTD by Lloyds Banking Group plc), | | |
| 2.350%, 9–5–19 | 1,750 | 1,761 |
| Mizuho Bank Ltd., | | |
| 2.650%, 9–25–19 (C) | 3,500 | 3,596 |
| National Australia Bank Ltd., | | |
| 2.400%, 12–9–19 (C) | 6,100 | 6,261 |
| Rabobank Capital Funding Trust III (GTD by Rabobank Nederland), | | |
| 5.254%, 12–29–49 (C) | 4,500 | 4,483 |
| Royal Bank of Canada, | | |
| 2.350%, 10–30–20 | 3,150 | 3,237 |
| Royal Bank of Scotland Group plc (The), | | |
| 7.640%, 3–29–49 | 3,400 | 3,230 |
| Skandinaviska Enskilda Banken AB, | | |
| 2.375%, 3–25–19 (C) | 2,000 | 2,035 |
| Societe Generale S.A.: | | |
| 4.250%, 4–14–25 (C) | 1,750 | 1,732 |
| 5.922%, 4–29–49 (C) | 6,500 | 6,554 |
| Standard Chartered plc, | | |
| 2.250%, 4–17–20 (C) | 5,900 | 5,821 |
| Sumitomo Mitsui Banking Corp., | | |
| 2.450%, 1–16–20 | 2,400 | 2,453 |
| U.S. Bancorp, | | |
| 3.100%, 4–27–26 | 1,920 | 1,998 |
| Westpac Banking Corp., | | |
| 2.250%, 7–30–18 | 4,000 | 4,078 |
| | | 109,512 |
| Investment Banking & Brokerage – 1.1% | | |
| BGC Partners, Inc., | | |
| 5.375%, 12–9–19 | 3,000 | 3,160 |
| Charles Schwab Corp. (The), | | |
| 2.200%, 7–25–18 | 700 | 712 |
| Credit Suisse Group Funding (Guernsey) Ltd., | | |
| 2.750%, 3–26–20 | 2,500 | 2,468 |
| Goldman Sachs Group, Inc. (The): | | |
| 2.900%, 7–19–18 | 1,200 | 1,231 |
| 2.625%, 1–31–19 | 2,000 | 2,047 |
| 2.600%, 4–23–20 | 1,800 | 1,830 |
| Morgan Stanley: | | |
| 2.125%, 4–25–18 | 2,000 | 2,021 |
| 2.650%, 1–27–20 | 3,250 | 3,304 |
| | | 16,773 |
| Life & Health Insurance – 0.8% | | |
| AIA Group Ltd., | | |
| 2.250%, 3–11–19 (C) | 1,600 | 1,620 |
| Citizens Financial Group, Inc., | | |
| 3.750%, 7–1–24 | 6,463 | 6,493 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Life & Health Insurance (Continued) | | |
| New York Life Global Funding: | | |
| 1.550%, 11–2–18 (C) | $2,450 | $ 2,473 |
| 2.000%, 4–13–21 (C) | 2,250 | 2,280 |
| | | 12,866 |
| Multi-Line Insurance – 0.6% | | |
| American International Group, Inc., | | |
| 2.300%, 7–16–19 | 1,950 | 1,984 |
| Aon plc (GTD by Aon Corp.), | | |
| 2.800%, 3–15–21 | 3,500 | 3,595 |
| Loews Corp., | | |
| 3.750%, 4–1–26 | 3,126 | 3,316 |
| | | 8,895 |
| Other Diversified Financial Services – 2.1% | | |
| Citigroup, Inc.: | | |
| 3.875%, 2–19–19 | 1,400 | 1,407 |
| 5.800%, 11–29–49 | 5,000 | 4,831 |
| 5.950%, 12–29–49 | 5,350 | 5,227 |
| Daimler Finance North America LLC, | | |
| 2.375%, 8–1–18 (C) | 1,900 | 1,940 |
| Fidelity National Financial, Inc., | | |
| 6.600%, 5–15–17 | 1,300 | 1,354 |
| Fidelity National Information Services, Inc.: | | |
| 2.000%, 4–15–18 | 500 | 503 |
| 2.850%, 10–15–18 | 2,300 | 2,361 |
| Fifth Street Finance Corp., | | |
| 4.875%, 3–1–19 | 5,000 | 4,937 |
| JPMorgan Chase & Co., | | |
| 7.900%, 4–29–49 | 2,000 | 2,040 |
| Moody's Corp., | | |
| 2.750%, 7–15–19 | 800 | 825 |
| PennantPark Investment Corp., | | |
| 4.500%, 10–1–19 | 5,250 | 5,241 |
| Total Capital, | | |
| 2.125%, 8–10–18 | 1,200 | 1,224 |
| | | 31,890 |
| Property & Casualty Insurance – 0.3% | | |
| Berkshire Hathaway Finance Corp., | | |
| 2.200%, 3–15–21 | 1,500 | 1,547 |
| Hanover Insurance Group, Inc. (The), | | |
| 4.500%, 4–15–26 | 2,100 | 2,169 |
| | | 3,716 |
| Regional Banks – 0.7% | | |
| PNC Bank N.A.: | | |
| 2.200%, 1–28–19 | 2,250 | 2,296 |
| 3.250%, 6–1–25 | 3,200 | 3,401 |
| SunTrust Banks, Inc.: | | |
| 2.350%, 11–1–18 | 2,800 | 2,848 |
| 5.625%, 12–29–49 | 2,800 | 2,814 |
| | | 11,359 |
| Specialized Finance – 0.4% | | |
| Diamond 1 Finance Corp. and Diamond 2 Finance Corp., | | |
| 5.450%, 6–15–23 (C) | 4,320 | 4,480 |

CONTINENTAL INCOME FUND *(in thousands)*

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Specialized Finance (Continued) | | |
| Intercontinental Exchange, Inc., | | |
| 2.500%, 10–15–18 | $1,200 | $ 1,228 |
| | | 5,708 |
| Specialized REITs – 0.2% | | |
| Crown Castle International Corp.: | | |
| 5.250%, 1–15–23 | 1,171 | 1,314 |
| 3.700%, 6–15–26 | 1,600 | 1,647 |
| | | 2,961 |
| Total Financials – 15.0% | | 229,519 |
| Health Care | | |
| Biotechnology – 0.5% | | |
| Amgen, Inc.: | | |
| 2.200%, 5–22–19 | 4,200 | 4,308 |
| 2.125%, 5–1–20 | 3,000 | 3,048 |
| | | 7,356 |
| Health Care Equipment – 0.1% | | |
| Mallinckrodt International Finance S.A., | | |
| 3.500%, 4–15–18 | 250 | 243 |
| Zimmer Holdings, Inc., | | |
| 2.700%, 4–1–20 | 1,650 | 1,670 |
| | | 1,913 |
| Health Care Facilities – 0.5% | | |
| Surgery Center Holdings, Inc., | | |
| 8.875%, 4–15–21 (C) | 8,000 | 8,220 |
| Health Care Services – 0.3% | | |
| Quest Diagnostics, Inc.: | | |
| 2.500%, 3–30–20 | 1,750 | 1,765 |
| 3.450%, 6–1–26 | 3,230 | 3,339 |
| | | 5,104 |
| Health Care Supplies – 0.4% | | |
| C.R. Bard, Inc., | | |
| 1.375%, 1–15–18 | 2,800 | 2,811 |
| Cardinal Health, Inc., | | |
| 2.400%, 11–15–19 | 2,400 | 2,460 |
| | | 5,271 |
| Managed Health Care – 0.5% | | |
| Aetna, Inc., | | |
| 2.200%, 3–15–19 | 1,600 | 1,629 |
| UnitedHealth Group, Inc., | | |
| 2.700%, 7–15–20 | 1,000 | 1,041 |
| WellPoint, Inc., | | |
| 1.875%, 1–15–18 | 4,400 | 4,425 |
| | | 7,095 |
| Pharmaceuticals – 0.8% | | |
| AbbVie, Inc., | | |
| 3.200%, 5–14–26 | 2,240 | 2,265 |
| Forest Laboratories, Inc., | | |
| 5.000%, 12–15–21 (C) | 5,000 | 5,596 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Pharmaceuticals (Continued) | | |
| Perrigo Co. Ltd., | | |
| 2.300%, 11–8–18 | $ 5,000 | $ 5,043 |
| | | 12,904 |
| Total Health Care – 3.1% | | 47,863 |
| Industrials | | |
| Aerospace & Defense – 1.0% | | |
| BAE Systems Holdings, Inc., | | |
| 2.850%, 12–15–20 (C) | 2,400 | 2,453 |
| Huntington Ingalls Industries, Inc., | | |
| 5.000%, 11–15–25 (C) | 10,095 | 10,663 |
| Northrop Grumman Corp., | | |
| 1.750%, 6–1–18 | 950 | 959 |
| TransDigm, Inc. (GTD by TransDigm Group, Inc.), | | |
| 6.000%, 7–15–22 | 2,000 | 2,010 |
| | | 16,085 |
| Airlines – 0.2% | | |
| Southwest Airlines Co., | | |
| 2.650%, 11–5–20 | 2,625 | 2,710 |
| Environmental & Facilities Services – 0.0% | | |
| Republic Services, Inc., | | |
| 5.000%, 3–1–20 | 500 | 554 |
| Railroads – 0.1% | | |
| Kansas City Southern de Mexico S.A. de C.V., | | |
| 2.350%, 5–15–20 (C) | 776 | 776 |
| Trucking – 0.1% | | |
| Ryder System, Inc.: | | |
| 2.450%, 11–15–18 | 1,000 | 1,016 |
| 2.350%, 2–26–19 | 600 | 606 |
| | | 1,622 |
| Total Industrials – 1.4% | | 21,747 |
| Information Technology | | |
| Data Processing & Outsourced Services – 0.1% | | |
| Fiserv, Inc., | | |
| 2.700%, 6–1–20 | 1,800 | 1,864 |
| Electronic Equipment & Instruments – 0.1% | | |
| FLIR Systems, Inc., | | |
| 3.125%, 6–15–21 | 1,600 | 1,644 |
| Semiconductor Equipment – 0.1% | | |
| Lam Research Corp., | | |
| 3.450%, 6–15–23 | 2,240 | 2,314 |
| Semiconductors – 1.3% | | |
| Micron Technology, Inc., | | |
| 5.500%, 2–1–25 | 5,293 | 4,499 |
| Micron Technology, Inc., Convertible, | | |
| 3.000%, 11–15–43 | 19,500 | 14,893 |
| | | 19,392 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Systems Software – 0.4% | | |
| CA, Inc., | | |
| 2.875%, 8–15–18 | $1,900 | $ 1,938 |
| Oracle Corp., | | |
| 2.250%, 10–8–19 | 3,500 | 3,612 |
| | | 5,550 |
| Total Information Technology – 2.0% | | 30,764 |
| Materials | | |
| Construction Materials – 0.5% | | |
| Hillman Group, Inc. (The), | | |
| 6.375%, 7–15–22 (C) | 9,110 | 8,108 |
| Diversified Chemicals – 0.1% | | |
| Solvay Finance (America) LLC (GTD by Solvay S.A.), | | |
| 3.400%, 12–3–20 (C) | 1,400 | 1,466 |
| Diversified Metals & Mining – 0.1% | | |
| Anglo American plc, | | |
| 4.125%, 4–15–21 (C) | 1,300 | 1,229 |
| Fertilizers & Agricultural Chemicals – 0.1% | | |
| Monsanto Co., | | |
| 2.125%, 7–15–19 | 1,300 | 1,314 |
| Industrial Gases – 0.1% | | |
| Airgas, Inc., | | |
| 1.650%, 2–15–18 | 1,125 | 1,129 |
| Praxair, Inc., | | |
| 3.000%, 9–1–21 | 500 | 534 |
| | | 1,663 |
| Metal & Glass Containers – 0.0% | | |
| BlueScope Steel (Finance) Ltd. and BlueScope Steel Finance (USA) LLC, | | |
| 7.125%, 5–1–18 (C) | 406 | 418 |
| Specialty Chemicals – 0.1% | | |
| Albemarle Corp. (GTD by Albemarle Holdings Corp. and Albemarle Holdings II Corp.), | | |
| 3.000%, 12–1–19 | 1,100 | 1,115 |
| RPM International, Inc., | | |
| 3.450%, 11–15–22 | 750 | 765 |
| | | 1,880 |
| Total Materials – 1.0% | | 16,078 |
| Telecommunication Services | | |
| Integrated Telecommunication Services – 1.0% | | |
| AT&T, Inc.: | | |
| 2.300%, 3–11–19 | 8,150 | 8,325 |
| 4.125%, 2–17–26 | 4,480 | 4,813 |
| Verizon Communications, Inc., | | |
| 2.625%, 2–21–20 | 1,617 | 1,672 |
| | | 14,810 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| Wireless Telecommunication Service – 0.2% | | |
| American Tower Corp.: | | |
| 4.700%, 3–15–22 ............. | $ 1,140 | $ 1,258 |
| 3.375%, 10–15–26 ............. | 2,080 | 2,092 |
| Virgin Media Finance plc, | | |
| 4.875%, 2–15–22 ............. | 298 | 250 |
| | | 3,600 |
| | | |
| Total Telecommunication Services – 1.2% | | 18,410 |
| Utilities | | |
| Electric Utilities – 0.8% | | |
| Electricite de France S.A., | | |
| 2.150%, 1–22–19 (C) .......... | 2,475 | 2,526 |
| Entergy Texas, Inc., | | |
| 2.550%, 6–1–21 .............. | 1,950 | 2,014 |
| Exelon Corp., | | |
| 2.450%, 4–15–21 ............. | 1,800 | 1,826 |
| Georgia Power Co., | | |
| 2.400%, 4–1–21 .............. | 1,500 | 1,551 |
| PPL Energy Supply LLC, | | |
| 4.600%, 12–15–21 ............ | 2,100 | 1,543 |
| Southern Co. (The), | | |
| 2.950%, 7–1–23 ............. | 3,200 | 3,318 |
| | | 12,778 |
| | | |
| Gas Utilities – 0.2% | | |
| Sempra Energy, | | |
| 2.400%, 3–15–20 ........... | 2,300 | 2,348 |
| | | |
| Multi-Utilities – 0.2% | | |
| Dominion Resources, Inc., | | |
| 2.500%, 12–1–19 ............ | 2,475 | 2,529 |
| | | |
| Renewable Electricity – 0.3% | | |
| Canadian Solar, Inc., Convertible, | | |
| 4.250%, 2–15–19 ............ | 5,755 | 4,895 |
| | | |
| Total Utilities – 1.5% | | 22,550 |
| | | |
| TOTAL CORPORATE DEBT SECURITIES – 31.2% | | $478,310 |

(Cost: $475,445)

## LOANS (D)

| | Principal | Value |
|---|---|---|
| Financials | | |
| Other Diversified Financial Services – 0.5% | | |
| WP Mustang Holdings LLC, | | |
| 10.000%, 5–29–22 .......... | 7,478 | 7,424 |
| | | |
| Total Financials – 0.5% | | 7,424 |
| Industrials | | |
| Industrial Machinery – 0.2% | | |
| Dynacast International LLC, | | |
| 9.500%, 1–30–23 ........... | 3,010 | 2,874 |
| | | |
| Total Industrials – 0.2% | | 2,874 |
| | | |
| TOTAL LOANS – 0.7% | | $ 10,298 |

(Cost: $10,420)

## UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

| | Principal | Value |
|---|---|---|
| Agency Obligations – 0.1% | | |
| National Archives Facility Trust, | | |
| 8.500%, 9–1–19 ............. | $ 1,285 | $ 1,442 |
| | | |
| Mortgage-Backed Obligations – 0.0% | | |
| Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates: | | |
| 6.500%, 12–1–31 ............. | 51 | 59 |
| 6.500%, 1–1–32 .............. | 44 | 51 |
| Federal National Mortgage Association Fixed Rate Pass-Through Certificates: | | |
| 4.500%, 7–1–18 .............. | 177 | 181 |
| 4.500%, 9–1–19 .............. | 369 | 379 |
| Government National Mortgage Association Fixed Rate Pass-Through Certificates: | | |
| 4.000%, 9–15–18 ............. | 145 | 149 |
| 6.500%, 8–15–28 ............ | 31 | 36 |
| | | 855 |
| | | |
| TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.1% | | $ 2,297 |

(Cost: $2,094)

## SHORT-TERM SECURITIES

| | Principal | Value |
|---|---|---|
| Commercial Paper (E) – 14.2% | | |
| Baxter International, Inc.: | | |
| 0.630%, 7–6–16 ............. | 10,000 | 9,999 |
| 0.730%, 7–12–16 ............. | 11,000 | 10,997 |
| Bemis Co., Inc., | | |
| 0.740%, 7–14–16 ............. | 5,000 | 4,999 |
| BorgWarner, Inc., | | |
| 0.700%, 7–6–16 ............. | 10,000 | 9,999 |
| Campbell Soup Co.: | | |
| 0.710%, 7–13–16 ............. | 14,800 | 14,796 |
| 0.750%, 7–21–16 ............. | 5,000 | 4,998 |
| CVS Health Corp., | | |
| 0.630%, 7–1–16 .............. | 14,000 | 14,000 |
| DTE Energy Co. (GTD by Detroit Edison Co.), | | |
| 0.580%, 7–6–16 ............. | 5,000 | 4,999 |
| Ecolab, Inc., | | |
| 0.730%, 7–11–16 ............. | 5,000 | 4,999 |
| Hershey Co. (The): | | |
| 0.390%, 7–18–16 ............. | 5,000 | 4,999 |
| 0.420%, 7–25–16 ............. | 5,000 | 4,999 |
| J.M. Smucker Co. (The), | | |
| 0.620%, 7–6–16 ............. | 9,000 | 8,999 |
| John Deere Canada ULC (GTD by Deere & Co.), | | |
| 0.390%, 7–11–16 ............. | 10,000 | 9,999 |
| Kellogg Co.: | | |
| 0.710%, 7–6–16 .............. | 5,000 | 4,999 |
| 0.740%, 7–14–16 ............. | 10,000 | 9,997 |
| Kroger Co. (The): | | |
| 0.570%, 7–1–16 .............. | 3,116 | 3,116 |
| 0.600%, 7–5–16 .............. | 5,000 | 4,999 |
| McCormick & Co., Inc., | | |
| 0.600%, 7–5–16 ............. | 5,000 | 5,000 |

## SHORT-TERM SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| Commercial Paper (E) (Continued) | | |
| Mondelez International, Inc., | | |
| 0.760%, 7–28–16 .......... | $ 5,000 | $ 4,997 |
| NBCUniversal Enterprise, Inc.: | | |
| 0.750%, 7–19–16 .......... | 5,000 | 4,998 |
| 0.750%, 7–20–16 .......... | 5,000 | 4,998 |
| Novartis Finance Corp. (GTD by Novartis AG), | | |
| 0.360%, 7–1–16 ........... | 5,000 | 5,000 |
| Novartis Securities Investment Ltd. (GTD by Novartis AG), | | |
| 0.360%, 7–11–16 ........... | 8,000 | 7,999 |
| United Technologies Corp., | | |
| 0.730%, 7–11–16 ........... | 10,000 | 9,998 |
| Virginia Electric and Power Co.: | | |
| 0.650%, 7–20–16 .......... | 7,500 | 7,497 |
| 0.650%, 7–21–16 .......... | 10,000 | 9,996 |
| 0.660%, 8–2–16 .......... | 5,000 | 4,997 |
| W.W. Grainger, Inc., | | |
| 0.380%, 7–27–16 .......... | 3,000 | 2,999 |
| Washington Gas Light Co., | | |
| 0.410%, 7–8–16 ........... | 10,000 | 9,999 |
| Wisconsin Gas LLC, | | |
| 0.460%, 7–12–16 .......... | 7,000 | 6,999 |
| | | 217,370 |
| | | |
| Master Note – 0.3% | | |
| Toyota Motor Credit Corp., | | |
| 0.590%, 7–6–16 (F) ........ | 3,985 | 3,985 |
| | | |
| Municipal Obligations – 0.8% | | |
| MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2007D (GTD by Chevron Corp.), | | |
| 0.390%, 7–1–16 (F) ........ | 13,000 | 13,000 |
| | | |
| United States Government Agency Obligations – 0.1% | | |
| Overseas Private Investment Corp. (GTD by U.S. Government), | | |
| 0.360%, 7–7–16 (F) ........ | 1,733 | 1,733 |
| | | |
| TOTAL SHORT-TERM SECURITIES – 15.4% | | $ 236,088 |

(Cost: $236,094)

| | | |
|---|---|---|
| TOTAL INVESTMENT SECURITIES – 99.5% | | $1,526,570 |

(Cost: $1,404,203)

| | | |
|---|---|---|
| CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.5% | | 7,664 |
| | | |
| NET ASSETS – 100.0% | | $1,534,234 |

SCHEDULE OF INVESTMENTS CONTINENTAL INCOME FUND *(in thousands)*

JUNE 30, 2016

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of securities with an aggregate value of $23,209 are held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(C)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2016 the total value of these securities amounted to $133,185 or 8.7% of net assets.

(D)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2016.

(E)Rate shown is the yield to maturity at June 30, 2016.

(F)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2016. Date shown represents the date that the variable rate resets.

The following written options were outstanding at June 30, 2016 (contracts and exercise prices unrounded):

| Underlying Security | Counterparty, if OTC | Type | Number of Contracts | Expiration Month | Exercise Price | Premium Received | Value |
|---|---|---|---|---|---|---|---|
| S&P 500 Index | N/A | Put | 1,098 | July 2016 | $1,800.00 | $436 | $(3) |

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Assets | | | |
| Investments in Securities | | | |
| Common Stocks | $ 720,181 | $ — | $ — |
| Preferred Stocks | 71,877 | 7,508 | — |
| Purchased Options | 11 | — | — |
| Corporate Debt Securities | — | 478,310 | — |
| Loans | — | 7,424 | 2,874 |
| United States Government Agency Obligations | — | 2,297 | — |
| Short-Term Securities | — | 236,088 | — |
| Total | $792,069 | $ 731,627 | $2,874 |
| Liabilities | | | |
| Written Options | $ 3 | $ — | $ — |

During the year ended June 30, 2016, there were no transfers between any levels.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.



Erik R. Becker



Gustaf C. Zinn

*Below, Erik R. Becker, CFA, and Gustaf C. Zinn, CFA, portfolio managers of Waddell & Reed Advisors Core Investment Fund, discuss positioning, performance and results for the fiscal year ended June 30, 2016. They have co-managed the Fund since 2006. Both have 18 years of industry experience.*

**Fiscal Year Performance**

For the 12 Months Ended June 30, 2016

| | |
|---|---|
| Waddell & Reed Advisors Core Investment Fund (Class A shares at net asset value) | −2.06% |
| Waddell & Reed Advisors Core Investment Fund (Class A shares including sales charges) | −7.63% |
| Benchmark(s) and/or Lipper Category | |
| S&P 500 Index<br>(generally reflects the performance of large- and medium-sized U.S. stocks) | 3.99% |
| Lipper Large-Cap Core Funds Universe Average<br>(generally reflects the performance of the universe of funds with similar investment objectives) | 0.68% |

*Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.*

## Key drivers

The S&P 500 Index, the Fund's benchmark, posted a return of 4% for the 1-year period ended June 30, 2016. While the market eked a modest return, the year was fairly volatile and unconventional in many ways. The U.S. economy averaged 2.1% real growth of the span of four quarters ending in June, employment consistently increased, and average hourly earnings — a key indicator for future inflation levels — began to accelerate late in the fiscal year to end at a 2.6% pace from 2.1% a year ago. The Federal Reserve, for the first time since the financial crisis, increased short-term interest rates in December by 0.25%. Yet over the course of the fiscal year, U.S. 10-year Treasury yields decreased a full 84 basis points, a fairly startling outcome in a year of stable, albeit, slow growth.

Several events conspired to drive bond prices to seemingly nosebleed levels (and therefore yields to low levels), the most important being the expansion of negative interest rate policies in many developed economies around the world. Central banks have resorted to highly unconventional policies aimed at reducing long-term interest rates, thereby stimulating asset prices to improve the rate of economic growth and inflation. At the writing of this letter, over $10 trillion of government debt globally traded at an interest rate below zero, that is, an investment in such a security will leave a buyer with less money if held to maturity. These policies by desperate central banks have served to heighten the quest for yield in other financial markets as pension funds, endowments, and individuals cannot meet financial goals by investing in securities with negative interest rates. The justification for why bond prices have so meaningfully outperformed U.S. equities over the past fiscal year makes no sense when analyzing U.S. economic data, but only when contemplating relative investment alternatives in places like Europe and Japan versus the U.S.

The quest for yield by global investors manifested in unusual equity returns by sector. Utilities, telecommunications and consumer staples returned over 31%, 25%, and 18%, respectively, over the past fiscal year — startling versus the 4% overall return for the market. These sectors historically act defensive and generally pay above market yields. Beyond yield, we believe that investors' mistrust in the ability of central bankers and governments to improve slow global growth also caused flight to lower volatility earnings streams. This played out across sectors — cyclicality and volatility — two relatively cheap attributes in today's markets, were avoided at any cost. The significant macroeconomic events of the past fiscal year seemed to perpetuate many of the market forces at work. Specifically, China's devaluation of the Reminbi versus the U.S. dollar in August of 2015, the decline in the price of oil to $26 in January (on further Chinese growth fears), and the June 23rd referendum in the U.K. whereby citizens voted to leave the European Union, led to temporary sell-offs in equities. The worst performing sectors for the trailing 12-month period included financials, energy and materials. The general decline in commodity prices and dramatic decline in interest rates served as the primary negative catalysts for these sectors. Health care performed poorly as well, significantly underperforming other defensive growth industries given heightened political risk during the current election season.

## Contributors and detractors

The Fund underperformed its benchmark and peer group for the period ended June 30, 2016. The majority of the Fund's underperformance during the fiscal year occurred within the health care sector due to stock return issues. Many of our stocks had outright declines, particularly holdings in specialty pharmaceuticals and biotech. The events described above led investors to the perceived safety of large-cap pharma and medical devices, and away from the more volatile and lower-yielding biotech and specialty pharmaceutical areas.

Our strategy of emphasizing companies undergoing transformative mergers and acquisitions in the sector through names like Allergan, Shire, and Teva has been out of favor in a risk-off world … and to be fair, regulatory reviews of drugs in their respective pipelines have taken far longer than even we had expected, compounding uncertainty for investors and postponing the earnings thesis underlying our holdings. With valuation levels of the majority of our health care names now residing well-below S&P levels with far better earnings growth, we are still confident that health care will be a source of positive performance in coming quarters. Our underexposure to utilities and large-cap telecommunications also negatively impacted performance and more than outweighed any outperformance from Fund holdings in energy, technology, and consumer staples, as well as, our significant underweight within financials which all aided performance for the 12-month period.

## Outlook

Our base case economic view continues to be one of moderate growth in the U.S. and somewhat improving growth across some key emerging markets driven by expectations for higher commodity prices, particularly energy. We expect other developed economies like Japan and much of Europe will continue to post anemic growth rates. While the ultimate effects of Brexit are uncertain, our base case is a meaningful slowdown in the U.K. and a softer Eurozone, maybe to the tune of 0.5% of gross domestic product (GDP) growth. The Fund's portfolio is built accordingly, with a healthy dose of defensive growth companies in stable sectors and more offensive holdings that should perform well in a slow growth GDP scenario.

Our favorite cyclical exposure today is to the energy patch, where we are confident that two years of sharp reductions in capital spending are beginning to have meaningful effects on supplies inside and outside of the U.S. As oil and gas are depleting assets (where year two production falls well below year one production and so on) and industry cash flows are still significantly impaired at $45-50 oil, we believe the industry will simply not invest enough capital to grow production until prices rise significantly from today's levels. Within energy, we are emphasizing quality, defined as those companies with the lowest cost asset base in the best shale regions in the U.S. and service companies that are able to meaningfully exceed their cost of capital through a full cycle. Since first quarter 2016, we have increased our weighting within energy along with industrials names that should benefit from renewed investment in U.S. energy assets.

Our favorite "defensive" positioning continues to be in the consumer staples and health care sectors. As stated above, with current valuations we remain confident that health care can be a source of positive performance in the future. Within consumer staples, we believe that we are on the cusp of a major consolidation wave in the global food industry, led by or catalyzed by Kraft Foods Group, Inc., a favorite portfolio holding. Much like the consolidation of the global beer industry (led by Anheuser Busch InBev, another portfolio holding) and tobacco, food is a highly fragmented and slow-growth industry with very duplicative and inefficient cost bases that we believe is ripe for acquisitions. Our view is that if companies don't become more efficient by themselves, others will do it for them particularly in an environment where the cost of capital is so cheap. We will continue to be significantly underweight financials until our interest rate view changes. Most financial business models simply do not work in an interest rate environment similar to the one we are in. We believe that a smart emphasis of dividend yield in companies that possess earnings catalysts (and even modest cyclicality) will prove to be a better strategy than chasing the lowest volatility earnings streams that appear overly expensive. As always, we will do our best to seek to drive positive investment returns and look forward to updating you next year.

**Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.**

**Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investments. These and other risks are more fully described in the Fund's prospectus.**

**The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The portfolio managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

**The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of Waddell & Reed Advisors Core Investment Fund's performance.**

# PORTFOLIO HIGHLIGHTS

## CORE INVESTMENT FUND

## Asset Allocation

| | |
|---|---|
| Stocks | 98.2% |
| Information Technology | 20.1% |
| Health Care | 15.8% |
| Consumer Staples | 14.9% |
| Consumer Discretionary | 13.5% |
| Energy | 11.5% |
| Industrials | 8.3% |
| Telecommunication Services | 5.8% |
| Financials | 5.2% |
| Materials | 3.1% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 1.8% |

## Lipper Rankings

| Category: Lipper Large-Cap Core Funds | Rank | Percentile |
|---|---|---|
| 1 Year | 651/861 | 76 |
| 3 Year | 496/781 | 64 |
| 5 Year | 470/696 | 68 |
| 10 Year | 90/524 | 18 |

*Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.*

## Top 10 Equity Holdings

| Company | Sector | Industry |
|---|---|---|
| Halliburton Co. | Energy | Oil & Gas Equipment & Services |
| Philip Morris International, Inc. | Consumer Staples | Tobacco |
| Applied Materials, Inc. | Information Technology | Semiconductor Equipment |
| Microsoft Corp. | Information Technology | Systems Software |
| American Tower Corp., Class A | Telecommunication Services | Wireless Telecommunication Service |
| Kraft Foods Group, Inc. | Consumer Staples | Packaged Foods & Meats |
| Teva Pharmaceutical Industries Ltd. ADR | Health Care | Pharmaceuticals |
| Shire Pharmaceuticals Group plc ADR | Health Care | Pharmaceuticals |
| Adobe Systems, Inc. | Information Technology | Application Software |
| Amazon.com, Inc. | Consumer Discretionary | Internet Retail |

*See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.*

*+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

# COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



| | $19,425 |
| Core Investment Fund, Class A Shares[1] | $19,425 |
| S&P 500 Index | $20,465 |

*Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.*

(1)*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

| Average Annual Total Return[2] | Class A[3] | Class B[4] | Class C | Class Y |
|---|---|---|---|---|
| 1-year period ended 6-30-16 | -7.63% | -6.65% | -3.05% | -1.96% |
| 5-year period ended 6-30-16 | 8.37% | 8.20% | 8.60% | 9.93% |
| 10-year period ended 6-30-16 | 6.87% | 6.50% | 6.44% | 7.80% |

(2)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.*

(3)*Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4)*Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.*

*Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.*

SCHEDULE OF INVESTMENTS CORE INVESTMENT FUND (in thousands)

JUNE 30, 2016

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Consumer Discretionary** | | |
| Auto Parts & Equipment – 1.3% | | |
| Magna International, Inc. | 1,491 | $ 52,272 |
| Cable & Satellite – 2.6% | | |
| Comcast Corp., Class A | 1,539 | 100,321 |
| Home Improvement Retail – 1.7% | | |
| Home Depot, Inc. (The) | 509 | 65,025 |
| Housewares & Specialties – 1.2% | | |
| Newell Rubbermaid, Inc. | 962 | 46,739 |
| Internet Retail – 2.6% | | |
| Amazon.com, Inc. (A) | 143 | 102,160 |
| Movies & Entertainment – 2.4% | | |
| Twenty-First Century Fox, Inc., Class A | 3,406 | 92,137 |
| Restaurants – 1.7% | | |
| Chipotle Mexican Grill, Inc., Class A (A) | 162 | 65,207 |
| Total Consumer Discretionary – 13.5% | | 523,861 |
| **Consumer Staples** | | |
| Brewers – 3.8% | | |
| Anheuser-Busch InBev S.A. ADR | 472 | 62,186 |
| Molson Coors Brewing Co., Class B | 845 | 85,445 |
| | | 147,631 |
| Hypermarkets & Super Centers – 1.6% | | |
| Costco Wholesale Corp. | 408 | 64,072 |
| Packaged Foods & Meats – 5.3% | | |
| Kellogg Co. | 317 | 25,891 |
| Kraft Foods Group, Inc. | 1,354 | 119,776 |
| Mead Johnson Nutrition Co. | 651 | 59,087 |
| | | 204,754 |
| Tobacco – 4.2% | | |
| Philip Morris International, Inc. | 1,587 | 161,405 |
| Total Consumer Staples – 14.9% | | 577,862 |
| **Energy** | | |
| Oil & Gas Drilling – 0.7% | | |
| Helmerich & Payne, Inc. | 429 | 28,819 |
| Oil & Gas Equipment & Services – 4.2% | | |
| Halliburton Co. | 3,616 | 163,778 |
| Oil & Gas Exploration & Production – 6.6% | | |
| Cabot Oil & Gas Corp. | 2,542 | 65,421 |
| Cimarex Energy Co. | 856 | 102,078 |
| EOG Resources, Inc. | 1,033 | 86,156 |
| | | 253,655 |
| Total Energy – 11.5% | | 446,252 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Financials** | | |
| Multi-Line Insurance – 1.5% | | |
| American International Group, Inc. | 1,109 | $ 58,644 |
| Other Diversified Financial Services – 2.3% | | |
| JPMorgan Chase & Co. | 1,412 | 87,723 |
| Specialized REITs – 1.4% | | |
| Crown Castle International Corp. | 519 | 52,592 |
| Total Financials – 5.2% | | 198,959 |
| **Health Care** | | |
| Biotechnology – 3.0% | | |
| Alexion Pharmaceuticals, Inc. (A) | 537 | 62,655 |
| Celgene Corp. (A) | 526 | 51,843 |
| | | 114,498 |
| Health Care Facilities – 2.0% | | |
| HCA Holdings, Inc. (A) | 1,013 | 78,042 |
| Managed Health Care – 0.4% | | |
| Anthem, Inc. | 132 | 17,350 |
| Pharmaceuticals – 10.4% | | |
| Allergan plc (A) | 379 | 87,676 |
| Bristol-Myers Squibb Co. | 1,258 | 92,540 |
| Shire Pharmaceuticals Group plc ADR | 590 | 108,569 |
| Teva Pharmaceutical Industries Ltd. ADR | 2,266 | 113,831 |
| | | 402,616 |
| Total Health Care – 15.8% | | 612,506 |
| **Industrials** | | |
| Aerospace & Defense – 1.5% | | |
| Rockwell Collins, Inc. | 679 | 57,793 |
| Railroads – 5.6% | | |
| Canadian Pacific Railway Ltd. | 456 | 58,677 |
| Kansas City Southern | 853 | 76,874 |
| Union Pacific Corp. | 929 | 81,070 |
| | | 216,621 |
| Trucking – 1.2% | | |
| J.B. Hunt Transport Services, Inc. | 565 | 45,725 |
| Total Industrials – 8.3% | | 320,139 |
| **Information Technology** | | |
| Application Software – 2.7% | | |
| Adobe Systems, Inc. (A) | 1,082 | 103,597 |
| Data Processing & Outsourced Services – 4.0% | | |
| MasterCard, Inc., Class A | 877 | 77,194 |
| Visa, Inc., Class A | 1,036 | 76,840 |
| | | 154,034 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Internet Software & Services – 4.2% | | |
| Alphabet, Inc., Class A (A) | 95 | $ 67,117 |
| Facebook, Inc., Class A (A) | 840 | 96,029 |
| | | 163,146 |
| Semiconductor Equipment – 3.3% | | |
| Applied Materials, Inc. | 5,387 | 129,121 |
| Semiconductors – 2.6% | | |
| NXP Semiconductors N.V. (A) | 1,265 | 99,106 |
| Systems Software – 3.3% | | |
| Microsoft Corp. | 2,505 | 128,201 |
| Total Information Technology – 20.1% | | 777,205 |
| **Materials** | | |
| Industrial Gases – 1.6% | | |
| Air Products and Chemicals, Inc. | 429 | 60,964 |
| Specialty Chemicals – 1.5% | | |
| Sherwin-Williams Co. (The) | 205 | 60,290 |
| Total Materials – 3.1% | | 121,254 |
| **Telecommunication Services** | | |
| Alternative Carriers – 2.6% | | |
| Level 3 Communications, Inc. (A) | 1,921 | 98,897 |
| Wireless Telecommunication Service – 3.2% | | |
| American Tower Corp., Class A | 1,108 | 125,880 |
| Total Telecommunication Services – 5.8% | | 224,777 |
| TOTAL COMMON STOCKS – 98.2% | | $3,802,815 |
| (Cost: $3,246,587) | | |

| SHORT-TERM SECURITIES | Principal | |
|---|---|---|
| Commercial Paper (B) – 3.1% | | |
| Archer Daniels Midland Co., 0.400%, 7–22–16 | $15,000 | 14,996 |
| Baxter International, Inc., 0.740%, 7–13–16 | 10,000 | 9,998 |
| BMW U.S. Capital LLC (GTD by BMW AG), 0.410%, 7–27–16 | 12,000 | 11,996 |
| CVS Health Corp., 0.630%, 7–1–16 | 4,000 | 4,000 |
| DTE Energy Co. (GTD by Detroit Edison Co.), 0.580%, 7–6–16 | 5,000 | 5,000 |
| J.M. Smucker Co. (The), 0.620%, 7–6–16 | 15,000 | 14,998 |
| John Deere Financial Ltd. (GTD by John Deere Capital Corp.): | | |
| 0.390%, 7–11–16 | 15,218 | 15,216 |
| 0.410%, 7–14–16 | 11,000 | 10,998 |

JUNE 30, 2016

| SHORT-TERM SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Commercial Paper (B) (Continued) | | |
| Mondelez International, Inc., 0.760%, 7–28–16 | $5,000 | $ 4,997 |
| NBCUniversal Enterprise, Inc., 0.750%, 7–20–16 | 5,000 | 4,998 |
| W.W. Grainger, Inc., 0.370%, 7–19–16 | 4,000 | 3,999 |
| Wisconsin Electric Power Co.: | | |
| 0.480%, 7–5–16 | 17,000 | 16,999 |
| 0.600%, 7–7–16 | 2,500 | 2,500 |
| | | 120,695 |

| SHORT-TERM SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Master Note – 0.0% | | |
| Toyota Motor Credit Corp., 0.590%, 7–6–16 (C) | $908 | $ 908 |
| TOTAL SHORT-TERM SECURITIES – 3.1% | | $ 121,603 |
| (Cost: $121,605) | | |
| TOTAL INVESTMENT SECURITIES – 101.3% | | $ 3,924,418 |
| (Cost: $3,368,192) | | |
| LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.3)% | | (50,528) |
| NET ASSETS – 100.0% | | $3,873,890 |

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at June 30, 2016.

(C) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2016. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | $3,802,815 | $ — | $— |
| Short-Term Securities | — | 121,603 | — |
| Total | $3,802,815 | $121,603 | $— |

During the year ended June 30, 2016, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

(UNAUDITED)



Christopher J. Parker

*Below, Christopher J. Parker, CFA, portfolio manager of Waddell & Reed Advisors Dividend Opportunities Fund, discusses positioning, performance and results for the fiscal year ended June 30, 2016. He has managed the Fund since 2014 and has 20 years of industry experience.*

### Fiscal Year Performance

For the 12 Months Ended June 30, 2016

| | |
|---|---|
| Waddell & Reed Advisors Dividend Opportunities Fund (Class A shares at net asset value) | 1.26% |
| Waddell & Reed Advisors Dividend Opportunities Fund (Class A shares including sales charges) | −4.58% |
| Benchmark(s) and/or Lipper Category | |
| Russell 1000 Index (generally reflects the performance of stocks that represent the equity market) | 2.93% |
| Lipper Equity Income Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives) | 3.13% |

*Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.*

## Key drivers

The Russell 1000 Index, the Fund's benchmark, and the Lipper Equity Income peer group were modestly positive over the past fiscal year. While gains were slightly positive, the year was anything but boring! The past 12 months featured two 10%+ sell-offs sparked but global growth and macro fears — followed by two relatively sharp recoveries that left the index largely unchanged over the period. We closed the past 12 months with what many describe as an orderly response to the British vote to leave the European Union — a two day sell-off followed by a slightly longer recovery that left the overall market slightly below its all-time high achieved in mid-2015.

We believe Quantitative Easing and negative interest rates have contributed to a volatile and unpredictable environment over the past fiscal year. This inherent lack of predictability and increased volatility is worsened by the increasing adoption of passive investment strategies and certain risk management strategies that effectively pile on during periods of stress in the markets. The combination of these factors is raising the noise level in the market, making it far more difficult to separate distortion from the reality. This has been evident in the past few years, but the severity of price reaction to various events and data points over the past 12 months has been more elevated.

The ultimate objective of central banks is to maximum economic growth, using rising equity markets and declining interest rates as the transmission mechanism. This effort is leading to some desired outcomes such as sizable corporate debt issuance to fund asset purchases or for refinancing purposes, thereby driving upward asset prices. However, the actual impact on economic growth is largely unproven and in some cases might be having counter-productive effects (are low rates restraining consumer spending due to the greater need to save for retirement?). As is the case in any closed system, when you actively alter one variable to drive an outcome you create excesses (or in the case of financial markets you create bubbles) or deficits in other variables. One of these excesses, in our view, is in the area of high yielding, low volatility stocks — including utilities, consumer staples and telecommunications. These sectors have been superlative performers over the past fiscal year. In some cases a portion of the appreciation has been a function of improved fundamentals — specifically consumer staples — but in large part we believe some investors are pursuing the next best alternative in seeking current income with minimal risk — driving strong appreciation in these stocks. In our view, this volatile dynamic is likely to remain under the current novel mechanisms being used by central banks to influence behaviors of both investors and corporations.

## Contributors and detractors

The Fund underperformed against its peer group and benchmark over the past 12 months ending June 30, 2016. From a sector allocation perspective, the Fund benefitted from an underweight position in energy, which was the weakest performing sector over the past year. Fund performance was adversely impacted by underweight positions in utilities (the best performing sector), telecommunications and consumer staples — each of these sectors outperformed the benchmark by at least 1000 bps over the fiscal year as a clamor for safety and certainty of return (in the form of high yields) drove performance in this trio of sectors. The strong absolute return performance of these sectors was less a function of an improvement in sector dynamics than it was a comment on the extreme dearth of income in more traditional areas (fixed income). The Fund's largest overweight from a sector perspective was in health care, which slightly underperformed and was a drag on relative Fund returns.

Overall stock selection was favorable versus the benchmark and the peer group. Stock selection in consumer discretionary and technology were both sizable positive standouts. Positions in McDonald's Corp., Applied Materials, Inc. and Microsoft Corp. were key contributors to favorable results in these sectors. Stock selection in financials and materials were also positives, with the Fund's holdings in Crown Castle International Corp. being a notable standout within financials.

Stock selection within the energy sector was a large negative factor on relative returns as the Fund's holdings in master limited partnerships (MLPs) performed especially poorly during the downturn in sector. This was a result of both stock-specific issues such as the impact of Energy Transfer Equity's (no longer a holding) pursuit of Williams Companies, and from a misperception regarding the defensiveness and durability of sector cash flows. Exploration and production (E&P) holding Devon Energy (no longer a holding) also hurt performance within the sector. While stock selection overall in financials was a positive, the Fund's holdings in Citigroup adversely impacted performance. The Fund's position in Teva Pharmaceutical Industries Ltd. also hurt relative performance.

## Strategy and outlook

Our outlook for equities remains cautious. Broadly we believe corporate earnings growth will be muted at best. In our view, the top-line outlook is uninspiring and operating margins could come under pressure. From a top-line point of view we are now seven years into the domestic economic recovery. Even though the pace of the recovery has generally been inferior to prior rebounds, the duration of the rebound has driven corporate spending back to prior peaks in terms of the relative contribution to the economy. There are clearly some areas that are in the midst of a phase of underinvestment (such as in the energy patch). However, in aggregate spending levels are high and a move upward seems unlikely given the broad malaise and elevated level of angst (not helped at all by the most contentious and unpredictable election environment in the U.S. and broad uncertainties overseas — will the UK Brexit vote need a second look now that the people have spoken, will China be forced to devalue the yuan...). The U.S. consumer appears to be in fair shape with wages and employment generally rising, leading to improvement in overall consumer earnings and an increase in spending. However, consumers remain disciplined in their approach to their finances and appear focused on living within their means and making trade-offs about spending — for example when auto sales surged other areas appear to have slowed a bit. Additionally, consumers continue to de-lever in aggregate — whether this is a new mindset regarding material possessions or the stark reality that prior savings rates were not conducive to retirement is not clear but it also doesn't matter. Either way it seems like a long-bet to expect a surge in consumer spending to drive a surge in overall top-line.

Operating margins are toward the top-end of historical ranges, even when adjusting for sectoral mix effects. Top-line has been good enough and companies have largely benefitted from aggressive expense control and meager wage inflation. The labor environment now appears to be sufficiently tight that this variable may become a detractor from corporate earnings growth over the intermediate term — even if labor is a neutral, the prospects for rising net margins seem limited under most scenarios. Based on the thought process outlined above, we expect meager earning growth and estimates to remain under pressure.

This brings us to valuation... multiples are not over extended per se, though in most sectors they are elevated compared to history and elevated when compared to historical growth. Aggregate earnings growth has been flattish for some time and earnings growth expectations have consistently undershot — but the market has done OK as multiples have crept upward. However, when earnings are cleaned up and adjusted for charges and excluded items (which are a bigger number than ever) valuations looks less favorable. We are hard-pressed to make a case for an upward move in multiples that would be fundamentally justified given the meager level of revenue and earnings growth, combined with high, if not elevated, macro uncertainty.

The Fund's basic objective and strategy remains unchanged. We are seeking to provide investors with an above-average dividend yield, better growth in income than the market as a whole and attractive capital appreciation. To accomplish this objective we employ two broad strategies. The first is to seek companies trading at an above-average yield that also feature a compelling valuation based on cash flow. The combination of these factors typically indicates skepticism regarding some aspect of a company's future prospects, and is a fertile hunting ground for attractive investments. To enhance the return profile of this strategy and incrementally mitigate value trap risk we apply the additional criteria of being able to grow income to shareholders at a faster rate than average rate over time. The second broad strategy centers on companies with the potential to grow their dividend at a rate well above the market over a multi-year period. We focus on two sub-groups within this strategy. First, companies in the midst of a change in the social contract with shareholders whereby capital management and return of capital is being increasingly emphasized, is a sub-group focus. Such a substantial increase in payout drives growth in income, and a possibility for a positive re-rating due to a more favorable stance toward shareholders. The second sub-group focuses on rapid dividend growth at a reasonable price. This growth can come from either a durable pace of notably above-average earnings growth, or a combination of strong earnings growth and a steadily increasing payout of earnings to shareholders. We have no prescriptive policy with respect to how the Fund will be positioned across these approaches, beyond the general viewpoint that over time the majority of the Fund's assets are expected to be deployed in the high yield, attractive valuation arena as this is generally the most robust universe of opportunities. However, if at times we find dividend growth focused names feature greater return potential or more attractive fundamental characteristics our approach would skew more toward this direction (though we would generally not expect this area to be the bulk of the Fund's assets over time).

**Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.**

**Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investments. Dividend-paying instruments may not experience the same price appreciation as non-dividend paying investments. There is no guarantee that the companies in which the Fund invests will declare dividends in the future or that dividends, if declared, will remain at current levels or increase over time. The amount of any dividend paid by the company may fluctuate significantly. These and other risks are more fully described in the Fund's prospectus.**

**The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

**The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of Waddell & Reed Advisors Dividend Opportunities Fund's performance.**

# PORTFOLIO HIGHLIGHTS

## DIVIDEND OPPORTUNITIES FUND

ALL DATA IS AS OF JUNE 30, 2016 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Stocks | 88.9% |
|     Financials | 16.7% |
|     Health Care | 14.8% |
|     Information Technology | 13.3% |
|     Industrials | 13.1% |
|     Consumer Discretionary | 9.4% |
|     Consumer Staples | 8.4% |
|     Energy | 6.9% |
|     Materials | 5.3% |
|     Utilities | 1.0% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 11.1% |

## Lipper Rankings

| Category: Lipper Equity Income Funds | Rank | Percentile |
|---|---|---|
| 1 Year | 311/518 | 60 |
| 3 Year | 229/427 | 54 |
| 5 Year | 249/312 | 80 |
| 10 Year | 163/208 | 78 |

*Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.*

## Top 10 Equity Holdings

| Company | Sector | Industry |
|---|---|---|
| Pfizer, Inc. | Health Care | Pharmaceuticals |
| Microsoft Corp. | Information Technology | Systems Software |
| Teva Pharmaceutical Industries Ltd. ADR | Health Care | Pharmaceuticals |
| JPMorgan Chase & Co. | Financials | Other Diversified Financial Services |
| Crown Castle International Corp. | Financials | Specialized REITs |
| Philip Morris International, Inc. | Consumer Staples | Tobacco |
| General Electric Co. | Industrials | Industrial Conglomerates |
| Comcast Corp., Class A | Consumer Discretionary | Cable & Satellite |
| CVS Caremark Corp. | Consumer Staples | Drug Retail |
| Corrections Corp. of America | Industrials | Commercial Printing |

*See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.*

*+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

# COMPARISON OF CHANGE IN VALUE OF $10,000 DIVIDEND OPPORTUNITIES FUND INVESTMENT



| | |
|---|---|
| Dividend Opportunities Fund, Class A Shares[1] | $15,515 |
| Russell 1000 Index | $20,622 |

*Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.*

(1)*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

| Average Annual Total Return[2] | Class A[3] | Class B[4] | Class C | Class Y |
|---|---|---|---|---|
| 1-year period ended 6-30-16 | -4.58% | -3.46% | 0.38% | 1.56% |
| 5-year period ended 6-30-16 | 6.50% | 6.39% | 6.84% | 8.14% |
| 10-year period ended 6-30-16 | 4.49% | 4.22% | 4.20% | 5.49% |

(2)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.*

(3)*Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4)*Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.*

*Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.*

DIVIDEND OPPORTUNITIES FUND *(in thousands)*

JUNE 30, 2016

| COMMON STOCKS | Shares | Value |
|---|---|---|
| Consumer Discretionary | | |
| Advertising – 1.5% | | |
| Omnicom Group, Inc. | 105 | $ 8,532 |
| Apparel Retail – 0.6% | | |
| Limited Brands, Inc. | 50 | 3,370 |
| Cable & Satellite – 2.5% | | |
| Comcast Corp., Class A | 219 | 14,247 |
| Home Improvement Retail – 1.7% | | |
| Home Depot, Inc. (The) | 76 | 9,692 |
| Housewares & Specialties – 1.4% | | |
| Newell Rubbermaid, Inc. | 165 | 8,009 |
| Restaurants – 1.7% | | |
| McDonalds Corp. | 82 | 9,862 |
| Total Consumer Discretionary – 9.4% | | 53,712 |
| Consumer Staples | | |
| Brewers – 1.6% | | |
| Anheuser-Busch InBev S.A. ADR | 71 | 9,395 |
| Drug Retail – 2.3% | | |
| CVS Caremark Corp. | 138 | 13,236 |
| Packaged Foods & Meats – 1.8% | | |
| Unilever plc (A) | 212 | 10,161 |
| Tobacco – 2.7% | | |
| Philip Morris International, Inc. | 154 | 15,624 |
| Total Consumer Staples – 8.4% | | 48,416 |
| Energy | | |
| Integrated Oil & Gas – 1.9% | | |
| Suncor Energy, Inc. | 395 | 10,958 |
| Oil & Gas Equipment & Services – 1.1% | | |
| Halliburton Co. | 138 | 6,263 |
| Oil & Gas Exploration & Production – 3.9% | | |
| Noble Energy, Inc. | 330 | 11,821 |
| Occidental Petroleum Corp. | 139 | 10,480 |
| | | 22,301 |
| Total Energy – 6.9% | | 39,522 |
| Financials | | |
| Diversified Banks – 1.7% | | |
| Wells Fargo & Co. | 205 | 9,707 |
| Industrial REITs – 1.8% | | |
| ProLogis | 213 | 10,448 |
| Investment Banking & Brokerage – 0.7% | | |
| Morgan Stanley | 158 | 4,117 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Multi-Line Insurance – 1.9% | | |
| American International Group, Inc. | 211 | $ 11,149 |
| Other Diversified Financial Services – 4.8% | | |
| Citigroup, Inc. | 162 | 6,872 |
| JPMorgan Chase & Co. | 335 | 20,797 |
| | | 27,669 |
| Property & Casualty Insurance – 1.9% | | |
| ACE Ltd. | 82 | 10,692 |
| Regional Banks – 0.3% | | |
| PNC Financial Services Group, Inc. (The) | 20 | 1,632 |
| Specialized REITs – 3.6% | | |
| Communications Sales & Leasing, Inc. | 167 | 4,822 |
| Crown Castle International Corp. | 155 | 15,737 |
| | | 20,559 |
| Total Financials – 16.7% | | 95,973 |
| Health Care | | |
| Health Care Equipment – 2.1% | | |
| Medtronic plc | 139 | 12,081 |
| Managed Health Care – 1.4% | | |
| Anthem, Inc. | 64 | 8,386 |
| Pharmaceuticals – 11.3% | | |
| Bristol-Myers Squibb Co. | 167 | 12,297 |
| Pfizer, Inc. | 888 | 31,279 |
| Teva Pharmaceutical Industries Ltd. ADR | 420 | 21,079 |
| | | 64,655 |
| Total Health Care – 14.8% | | 85,122 |
| Industrials | | |
| Aerospace & Defense – 4.0% | | |
| BAE Systems plc (A) | 1,093 | 7,648 |
| Boeing Co. (The) | 36 | 4,708 |
| Honeywell International, Inc. | 90 | 10,492 |
| | | 22,848 |
| Commercial Printing – 2.3% | | |
| Corrections Corp. of America | 371 | 12,989 |
| Industrial Conglomerates – 2.6% | | |
| General Electric Co. | 468 | 14,717 |
| Industrial Machinery – 1.2% | | |
| Eaton Corp. | 121 | 7,209 |
| Railroads – 2.0% | | |
| Union Pacific Corp. | 129 | 11,290 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Research & Consulting Services – 1.0% | | |
| Nielsen Holdings plc | 116 | $ 6,052 |
| Total Industrials – 13.1% | | 75,105 |
| Information Technology | | |
| Communications Equipment – 1.9% | | |
| Harris Corp. | 132 | 10,977 |
| Data Processing & Outsourced Services – 1.6% | | |
| Paychex, Inc. | 157 | 9,336 |
| Semiconductor Equipment – 2.3% | | |
| Applied Materials, Inc. | 539 | 12,915 |
| Semiconductors – 3.8% | | |
| Cypress Semiconductor Corp. | 970 | 10,231 |
| Texas Instruments, Inc. | 180 | 11,289 |
| | | 21,520 |
| Systems Software – 3.7% | | |
| Microsoft Corp. | 420 | 21,504 |
| Total Information Technology – 13.3% | | 76,252 |
| Materials | | |
| Diversified Chemicals – 2.2% | | |
| Dow Chemical Co. (The) | 43 | 2,127 |
| PPG Industries, Inc. | 102 | 10,608 |
| | | 12,735 |
| Industrial Gases – 1.6% | | |
| Air Products and Chemicals, Inc. | 64 | 9,065 |
| Paper Products – 1.5% | | |
| International Paper Co. | 201 | 8,523 |
| Total Materials – 5.3% | | 30,323 |
| Utilities | | |
| Electric Utilities – 1.0% | | |
| PPL Corp. | 146 | 5,519 |
| Total Utilities – 1.0% | | 5,519 |
| TOTAL COMMON STOCKS – 88.9% | | $509,944 |
| (Cost: $395,144) | | |

| SHORT-TERM SECURITIES | Principal | |
|---|---|---|
| Commercial Paper (B) – 9.4% | | |
| BorgWarner, Inc., 0.700%, 7–6–16 | $5,000 | 5,000 |
| Campbell Soup Co., 0.750%, 7–21–16 | 5,000 | 4,998 |
| CVS Health Corp., 0.630%, 7–1–16 | 5,000 | 5,000 |
| Harley-Davidson Financial Services (GTD by Harley-Davidson Credit Corp.), 0.750%, 7–25–16 | 5,000 | 4,997 |

JUNE 30, 2016

| SHORT-TERM SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Commercial Paper (B) (Continued) | | |
| J.M. Smucker Co. (The), | | |
| 0.620%, 7–6–16 ............. | $10,000 | $ 9,999 |
| NBCUniversal Enterprise, Inc., | | |
| 0.750%, 7–20–16 ........... | 5,000 | 4,998 |
| Shell International Finance B.V. (GTD by Royal Dutch Shell plc), | | |
| 0.510%, 7–1–16 .............. | 2,500 | 2,500 |
| St. Jude Medical, Inc., | | |
| 0.650%, 7–1–16 .............. | 2,236 | 2,236 |
| Wisconsin Electric Power Co., | | |
| 0.480%, 7–5–16 ............. | 9,000 | 8,999 |
| Wisconsin Gas LLC, | | |
| 0.470%, 7–7–16 .............. | 5,000 | 4,999 |
| | | 53,726 |

| SHORT-TERM SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Master Note – 0.4% | | |
| Toyota Motor Credit Corp., | | |
| 0.590%, 7–6–16 (C) ........ | $2,434 | $ 2,434 |
| United States Government Agency Obligations – 1.2% | | |
| Overseas Private Investment Corp. (GTD by U.S. Government), | | |
| 0.600%, 7–6–16 (C) ........ | 6,884 | 6,884 |
| TOTAL SHORT-TERM SECURITIES – 11.0% | | $ 63,044 |
| (Cost: $63,046) | | |
| TOTAL INVESTMENT SECURITIES – 99.9% | | $572,988 |
| (Cost: $458,190) | | |
| CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1% | | 644 |
| NET ASSETS – 100.0% | | $573,632 |

Notes to Schedule of Investments

(A) Listed on an exchange outside the United States.

(B) Rate shown is the yield to maturity at June 30, 2016.

(C) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2016. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | | | |
| Consumer Discretionary ............................................... | $ 53,712 | $ — | $— |
| Consumer Staples ............................................... | 38,255 | 10,161 | — |
| Energy ............................................... | 39,522 | — | — |
| Financials ............................................... | 95,973 | — | — |
| Health Care ............................................... | 85,122 | — | — |
| Industrials ............................................... | 67,457 | 7,648 | — |
| Information Technology ............................................... | 76,252 | — | — |
| Materials ............................................... | 30,323 | — | — |
| Utilities ............................................... | 5,519 | — | — |
| Total Common Stocks ............................................... | $492,135 | $ 17,809 | $— |
| Short-Term Securities ............................................... | — | 63,044 | — |
| Total ............................................... | $492,135 | $80,853 | $— |

During the year ended June 30, 2016, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
REIT = Real Estate Investment Trusts

See Accompanying Notes to Financial Statements.

(UNAUDITED)



David P. Ginther

*Below, David P. Ginther, CPA, portfolio manager of Waddell & Reed Advisors Energy Fund, discusses positioning, performance and results for the fiscal year ended June 30, 2016. Mr. Ginther has managed the Fund since its inception in 2006 and has 21 years of industry experience.*

### Fiscal Year Performance

For the 12 Months Ended June 30, 2016

| | |
|---|---|
| Energy Fund (Class A shares at net asset value) | –11.18% |
| Energy Fund (Class A shares including sales charges) | –16.28% |
| Benchmark(s) and/or Lipper Category | |
| S&P 1500 Energy Sector Index<br>(generally reflects the performance of stocks that represent the energy market) | –5.50% |
| Lipper Natural Resources Funds Universe Average<br>(generally reflects the performance of the universe of funds with similar investment objectives) | –13.80% |

*Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is based on net asset value.*

### Volatile oil prices during the fiscal year

U.S. equities closed the fiscal year in positive territory, although the energy sector finished lower, as measured by its benchmark index. Moderate but steady U.S. economic growth, continued strength of the U.S. dollar and the slowing growth in China helped hold global oil prices in a fairly tight range, with volatile trading at times during the year. That volatility came to a head after the June 23 referendum in the U.K. in which voters approved a proposal to leave the European Union — the so-called "Brexit."

Commodities prices weakened early in the fiscal year, but showed signs of stabilization in late 2015 and as 2016 got under way. West Texas Intermediate crude oil prices (the U.S. benchmark) may have found a floor during the first part of 2016, closing below $27 in February but above $51 in June on reduced supply expectations, a weaker U.S. dollar and continued demand growth. Inflation expectations continue to look well contained, although the consumer price index has trended slightly higher because of energy.

The U.S. Federal Reserve (Fed) lowered its forecast for gross domestic product growth early in the fiscal year, causing a rally in equity and bond markets based on the idea that interest rates would not increase until the second half of 2015. The Fed did act to hike short-term rates in December 2015 and stated its intent to do more increases in 2016 if economic data allowed. However, a combination of U.S. economic data indicating slower growth as well as global macro events held the Fed in check and it did not raise rates again by the end of the fiscal year.

China is one of the two largest importers of crude oil, exceeding 7 million barrels per day. Concerns about the pace of economic growth in China and overall in emerging markets, along with continued but slowing supply growth, increases in global inventories and the likely addition of more Iranian crude oil coming to market were factors in holding prices lower. China devalued its currency in August 2015, setting off another round of concerns about both global growth rates and China's economy. China's currency later was granted Special Drawing Rights status by the International Monetary Fund. China changed from a U.S. dollar base for its currency to a "basket" of currencies, which many investors think will help its competiveness against the dollar.

### Fund feels effects of price drop

The Fund had a negative return for the fiscal year. It underperformed the benchmark index but slightly outperformed its peer group average, both of which also had negative returns. Fund performance improved in the first half of 2016, but those gains were not enough to offset losses in the latter half of 2015.

The Fund's underperformance relative to the benchmark index primarily was because of industry selection in the integrated oil & gas industry. The Fund during the fiscal year had a heavier allocation to the "upstream" energy companies when compared to the benchmark, which holds what the portfolio manager considers to be an outsized allocation to large integrated oil companies. The Fund underweighted integrated oil companies this year. Historically, integrated companies often underperform when the energy sector performs well as a whole as it did during the first half of 2016, but these companies tend to do relatively better when the sector is in decline, as it was in the first seven months of the fiscal year.

The five greatest relative contributors to the Fund's performance in the year were a lack of exposure to Kinder Morgan, as well as holdings in Parsley Energy, Continental Resources, ConocoPhillips and U.S. Silica Holdings. The five greatest relative detractors were Exxon Mobil Corp., Energy Transfer Equity L.P., Chevron Corp., Weatherford International and MPLX L.P. As of June 30, 2016, ConocoPhillips, Energy Transfer Equity L.P. and Weatherford International no longer were holdings in the Fund.

## A focus on supply and demand

We think slow, steady economic growth and low inflation will continue in the U.S. in the coming year, maintaining the country's position as a bright spot among developed countries. In our view, global economic growth also is likely to remain slow overall.

U.S. shale oil producers have significantly cut marginal costs. While we believe all U.S. shale offers opportunities, much of our focus is on the Permian Basin as the place production growth is most likely to continue. Companies there still are improving efficiency and productivity, and are reducing costs faster than in other, more mature shale areas.

We estimate the world is oversupplied by about 1.5% on total consumption of 95 million barrels per day (bpd). However, we think the year-over-year increase in global supply will continue to diminish, as output has slowed from producing countries outside the Organization of Petroleum Exporting Countries, led by U.S. shale producers. In December 2015, oil output in the continental U.S. fell on a year-over-year basis — a first since the onset of the shale renaissance.

We think current supply/demand factors and "headline" risks — the response from investors to news stories and world events — will hold down oil prices in the short term. We estimate oil demand will grow by about 1.0 million bpd on average each year for the next three to five years. Depending on the demand environment, we think the supply/demand imbalance will be corrected by late 2016 and a meaningful increase in capital expenditures within the oil industry could result in 2017.

**Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.**

**Past performance is not a guarantee of future results. The value of the Fund's shares will change and you could lose money on your investment.**

**Investing in companies involved in one specified sector may be more risky and volatile than an investment with greater sector diversification. Investing in the energy sector can be riskier than other types of investment activities because of a range of factors, including price fluctuation caused by real and perceived inflationary trends and political developments, and the cost assumed by energy companies in complying with environmental safety regulations. These and other risks are more fully described in the Fund's prospectus.**

**The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

**The index noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of Waddell & Reed Advisors Energy Fund.**

# PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF JUNE 30, 2016 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Stocks | 98.3% |
| Energy | 95.5% |
| Information Technology | 1.5% |
| Materials | 1.3% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 1.7% |

## Country Weightings

| | |
|---|---|
| North America | 94.6% |
| United States | 92.0% |
| Other North America | 2.6% |
| Europe | 3.7% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 1.7% |

## Lipper Rankings

| Category: Lipper Natural Resources Funds | Rank | Percentile |
|---|---|---|
| 1 Year | 35/90 | 39 |
| 3 Year | 21/75 | 28 |
| 5 Year | 25/65 | 38 |
| 10 Year | 10/50 | 20 |

*Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.*

## Top 10 Equity Holdings

| Company | Country | Sector | Industry |
|---|---|---|---|
| Schlumberger Ltd. | United States | Energy | Oil & Gas Equipment & Services |
| Halliburton Co. | United States | Energy | Oil & Gas Equipment & Services |
| Continental Resources, Inc. | United States | Energy | Oil & Gas Exploration & Production |
| Newfield Exploration Co. | United States | Energy | Oil & Gas Exploration & Production |
| Parsley Energy, Inc., Class A | United States | Energy | Oil & Gas Exploration & Production |
| Pioneer Natural Resources Co. | United States | Energy | Oil & Gas Exploration & Production |
| Cimarex Energy Co. | United States | Energy | Oil & Gas Exploration & Production |
| EOG Resources, Inc. | United States | Energy | Oil & Gas Exploration & Production |
| Anadarko Petroleum Corp. | United States | Energy | Oil & Gas Exploration & Production |
| Concho Resources, Inc. | United States | Energy | Oil & Gas Exploration & Production |

*See your advisor or www.waddell.com for more information on the Fund's most recent published Top 10 Equity Holdings.*

*+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

(UNAUDITED)



| | | $11,647 |
|---|---|---|
| Energy Fund, Class A Shares[1] | | $11,647 |
| S&P 1500 Energy Sector Index | | $14,586 |

*Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.*

(1)*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

| Average Annual Total Return[2] | Class A[3] | Class B[4] | Class C | Class Y |
|---|---|---|---|---|
| 1-year period ended 6-30-16 | -16.28% | -16.01% | -11.81% | -10.70% |
| 5-year period ended 6-30-16 | -3.83% | -4.13% | -3.48% | -2.17% |
| 10-year period ended 6-30-16 | 1.54% | 1.23% | 1.34% | 2.71% |

(2)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.*

(3)*Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4)*Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.*

*Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.*

ENERGY FUND *(in thousands)*

JUNE 30, 2016

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Energy** | | |
| *Integrated Oil & Gas – 6.2%* | | |
| Chevron Corp. | 24 | $ 2,490 |
| Exxon Mobil Corp. | 69 | 6,463 |
| Royal Dutch Shell plc, Class A (A) | 98 | 2,681 |
| Suncor Energy, Inc. | 135 | 3,746 |
| | | 15,380 |
| *Oil & Gas Drilling – 2.5%* | | |
| Patterson-UTI Energy, Inc. | 298 | 6,348 |
| *Oil & Gas Equipment & Services – 24.6%* | | |
| Baker Hughes, Inc. | 169 | 7,647 |
| Core Laboratories N.V. | 53 | 6,535 |
| FMC Technologies, Inc. (B) | 46 | 1,215 |
| Forum Energy Technologies, Inc. (B) | 320 | 5,540 |
| Halliburton Co. | 265 | 11,988 |
| Schlumberger Ltd. | 161 | 12,738 |
| Superior Energy Services, Inc. | 396 | 7,281 |
| U.S. Silica Holdings, Inc. | 241 | 8,298 |
| | | 61,242 |
| *Oil & Gas Exploration & Production – 52.3%* | | |
| Anadarko Petroleum Corp. | 172 | 9,167 |
| Cimarex Energy Co. | 81 | 9,683 |
| Concho Resources, Inc. (B) | 73 | 8,748 |
| Continental Resources, Inc. (B) | 250 | 11,338 |
| Diamondback Energy, Inc. (B) | 76 | 6,900 |
| EOG Resources, Inc. | 114 | 9,535 |
| Gulfport Energy Corp. (B) | 108 | 3,360 |
| Laredo Petroleum Holdings, Inc. (B) | 379 | 3,976 |
| Marathon Oil Corp. | 375 | 5,632 |
| Memorial Resource Development Corp. (B) | 221 | 3,508 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| *Oil & Gas Exploration & Production (Continued)* | | |
| Newfield Exploration Co. (B) | 241 | $ 10,625 |
| Noble Energy, Inc. | 171 | 6,130 |
| Oasis Petroleum LLC (B) | 647 | 6,047 |
| Parsley Energy, Inc., Class A (B) | 369 | 9,972 |
| Pioneer Natural Resources Co. | 65 | 9,821 |
| RSP Permian, Inc. (B) | 223 | 7,767 |
| Whiting Petroleum Corp. (B) | 561 | 5,198 |
| WPX Energy, Inc. (B) | 263 | 2,449 |
| | | 129,856 |
| *Oil & Gas Refining & Marketing – 2.9%* | | |
| Marathon Petroleum Corp. | 28 | 1,073 |
| Marathon Petroleum Corp. L.P. | 90 | 3,040 |
| Phillips 66 | 25 | 2,007 |
| Tesoro Corp. | 13 | 985 |
| | | 7,105 |
| *Oil & Gas Storage & Transportation – 7.0%* | | |
| Enbridge, Inc. | 62 | 2,624 |
| Enterprise Products Partners L.P. | 149 | 4,352 |
| Phillips 66 Partners L.P. | 62 | 3,484 |
| Shell Midstream Partners L.P. | 36 | 1,202 |
| Tallgrass Energy GP L.P., Class A | 209 | 4,717 |
| Valero Energy Partners L.P. | 20 | 959 |
| | | 17,338 |
| **Total Energy – 95.5%** | | 237,269 |
| **Information Technology** | | |
| *Data Processing & Outsourced Services – 1.5%* | | |
| Wright Express Corp. (B) | 41 | 3,591 |
| **Total Information Technology – 1.5%** | | 3,591 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Materials** | | |
| *Specialty Chemicals – 1.3%* | | |
| Flotek Industries, Inc. (B) | 247 | $ 3,265 |
| **Total Materials – 1.3%** | | 3,265 |
| **TOTAL COMMON STOCKS – 98.3%** | | $ 244,125 |
| (Cost: $201,679) | | |

| SHORT-TERM SECURITIES | Principal | |
|---|---|---|
| *Commercial Paper (C) – 1.6%* | | |
| Kroger Co. (The), 0.570%, 7–1–16 | $3,925 | 3,925 |
| *Master Note – 0.2%* | | |
| Toyota Motor Credit Corp., 0.590%, 7–6–16 (D) | 522 | 522 |
| **TOTAL SHORT-TERM SECURITIES – 1.8%** | | $ 4,447 |
| (Cost: $4,447) | | |
| **TOTAL INVESTMENT SECURITIES – 100.1%** | | $248,572 |
| (Cost: $206,126) | | |
| LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1)% | | (208) |
| **NET ASSETS – 100.0%** | | $248,364 |

**Notes to Schedule of Investments**

(A) Listed on an exchange outside the United States.

(B) No dividends were paid during the preceding 12 months.

(C) Rate shown is the yield to maturity at June 30, 2016.

(D) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2016. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Assets | | | |
| Investments in Securities | | | |
| Common Stocks | | | |
| Energy | $234,588 | $2,681 | $— |
| Information Technology | 3,591 | — | — |
| Materials | 3,265 | — | — |
| Total Common Stocks | $ 241,444 | $2,681 | $— |
| Short-Term Securities | — | 4,447 | — |
| Total | $ 241,444 | $7,128 | $— |

JUNE 30, 2016

During the year ended June 30, 2016, securities totaling $2,283 were transferred from Level 1 to Level 2. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on June 30, 2016. Transfers out of Level 1 represent the values as of the beginning of the reporting period.

**Country Diversification**

(as a % of net assets)

| | |
|---|---|
| United States | 92.0% |
| Netherlands | 2.6% |
| Canada | 2.6% |
| United Kingdom | 1.1% |
| Other+ | 1.7% |

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

(UNAUDITED)



Sarah C. Ross

*Below, Sarah C. Ross, CFA, portfolio manager of the Waddell & Reed Advisors Global Growth Fund, discusses positioning, performance and results for the fiscal year ended June 30, 2016. Ms. Ross has 21 years of industry experience and has managed the Fund since August 2014.*

## Fiscal Year Performance

| For the 12 Months Ended June 30, 2016 | |
|---|---|
| Waddell & Reed Advisors Global Growth Fund (Class A shares at net asset value) | –7.24% |
| Waddell & Reed Advisors Global Growth Fund (Class A shares including sales load) | –12.55% |
| Benchmark(s) and/or Lipper Category | |
| MSCI World Index<br>(generally reflects the performance of securities markets around the world) | –2.78% |
| Lipper Global Large-Cap Growth Funds Universe Average<br>(generally reflects the performance of the universe of funds with similar investment objectives) | –2.54% |

*Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.*

## Markets continue to favor perceived safety

Global equity markets ended lower for the fiscal year ended June 30, 2016 on continued macroeconomic and political uncertainty. The most predominant theme throughout the 12-month window, reflected across global markets, was a continuation of investors' desire for perceived safety. U.S. and Japanese government bond yields hit all-time lows during the period. On the global equity front, one of the few markets with positive returns during the fiscal year was the U.S., while China, Mexico and much of emerging markets underperformed. Within global equities, consumer staples and utilities outperformed by a wide margin as investors continued a long-running push towards more defensive sectors. Financials were particularly weak during the 12-month window as hopes of rising rates globally that would help financial profitability did not materialize due to the tepid growth environment.

While this trend towards safety was relevant throughout the year, it was more pronounced immediately following Britain's decision to exit the European Union (EU) this June. Most of Europe underperformed on this fear and was under more pressure immediately following the yes vote. The long-term impact is still unclear, but our belief is that Britain's decision to exit represents a general dissatisfaction surrounding the politics of the EU that has broader implications outside of Britain. Frustration surrounding a loss of national control for member countries around issues such as migration, border control and economic bailouts for certain regions paid for by all, extend beyond Britain and represents a longer term uncertainty to the EU. The result could be a continued delay in capital spending in the region and employment that has the potential to negatively affect corporate profits.

## Performance for the year

The Fund underperformed its peer group average and benchmark, the MSCI World Index, for the fiscal year. Negative stock selection was the primary driver of underperformance and was very concentrated in two sectors — health care and, to a less degree, industrials. The Fund's overweight to the biotechnology industry was also a significant driver of underperformance. Fears around government regulated pricing pressure and increased acquisition scrutiny in the space negatively impacted valuations. While pricing is more of a concern going forward, we believe the valuation differential between staples and health care is unsustainable. We also believe the stocks are adequately discounting risks. On the industrial side, negative stock selection was primarily driven by the rails. Canadian Pacific was negatively impacted by lower crude volume as energy prices came off of peak. On a positive note, stock selection in consumer discretionary was strong, driven by a large position in Amazon. The decision to materially underweight the underperforming financial sector helped as well.

## Outlook

Despite the backdrop of a weakening global economy, we believe there are opportunities for growth within pockets of the market. We continue to favor the middle-income consumer globally with most of our consumer exposure in the U.S. and China. Unemployment in the U.S. is as low as it has been since the financial crisis, and consumers continue to spend on discretionary items. In China, while luxury goods are still under intense pressure in the aftermath of the anti-corruption campaign, demand for household items continues to increase. We believe the loosening of the one child policy could be another boost to incremental household spending. We prefer exposure to consumer areas that are likely to have an

incremental boost from secular share gains such as the shift to online retailing from bricks and mortar as well as the secular shift in many regions towards travel. We remain underweight consumer staples and materials. We believe health care can offer sustainable earnings growth and relative value in this uncertain environment.

Despite uncertainties in the market, we believe our portfolio of strong global growers with sustainable competitive advantages and unique products that serve large end markets can drive shareholder value over time.

**Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.**

**Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.**

**International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets. These and other risks are more fully described in the Fund's prospectus.**

**The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

**The index noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Global Growth Fund's performance.**

# PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF JUNE 30, 2016 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Stocks | 93.7% |
| Information Technology | 25.1% |
| Health Care | 24.9% |
| Consumer Discretionary | 17.1% |
| Industrials | 10.6% |
| Consumer Staples | 8.3% |
| Energy | 3.7% |
| Telecommunication Services | 2.5% |
| Financials | 1.5% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 6.3% |

## Country Weightings

| | |
|---|---|
| North America | 60.1% |
| United States | 58.6% |
| Other North America | 1.5% |
| Europe | 19.7% |
| Germany | 4.8% |
| United Kingdom | 3.8% |
| Netherlands | 3.6% |
| France | 3.5% |
| Other Europe | 4.0% |
| Pacific Basin | 10.4% |
| China | 9.1% |
| Other Pacific Basin | 1.3% |
| Other | 2.3% |
| South America | 1.2% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 6.3% |

## Lipper Rankings

| Category: Lipper Global Large-Cap Growth Funds | Rank | Percentile |
|---|---|---|
| 1 Year | 88/117 | 75 |
| 3 Year | 75/98 | 76 |
| 5 Year | 62/70 | 88 |
| 10 Year | 32/51 | 62 |

*Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.*

## Top 10 Equity Holdings

| Company | Country | Sector | Industry |
|---|---|---|---|
| Amazon.com, Inc. | United States | Consumer Discretionary | Internet Retail |
| Visa, Inc., Class A | United States | Information Technology | Data Processing & Outsourced Services |
| Alphabet, Inc., Class C | United States | Information Technology | Internet Software & Services |
| Allergan plc | United States | Health Care | Pharmaceuticals |
| JD.com, Inc. ADR | China | Consumer Discretionary | Internet Retail |
| Anthem, Inc. | United States | Health Care | Managed Health Care |
| Fresenius SE & Co. KGaA | Germany | Health Care | Health Care Services |
| MasterCard, Inc., Class A | United States | Information Technology | Data Processing & Outsourced Services |
| Tencent Holdings Ltd. | China | Information Technology | Internet Software & Services |
| J.B. Hunt Transport Services, Inc. | United States | Industrials | Trucking |

*See your advisor or www.waddell.com for more information on the Fund's most recent published Top 10 Equity Holdings.*

*+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

# COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



| | |
| --- | --- |
| Global Growth Fund, Class A Shares[1] | $14,572 |
| MSCI World Index | $15,429 |

*Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.*

(1)*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

| Average Annual Total Return[2] | Class A[3] | Class B[4] | Class C | Class Y |
| --- | --- | --- | --- | --- |
| 1-year period ended 6-30-16 | -12.55% | -12.04% | -8.32% | -6.89% |
| 5-year period ended 6-30-16 | 2.53% | 2.08% | 2.63% | 4.15% |
| 10-year period ended 6-30-16 | 3.84% | 3.39% | 3.38% | 4.89% |

(2)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.*

(3)*Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4)*Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.*

*Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.*

# SCHEDULE OF INVESTMENTS

**GLOBAL GROWTH FUND** *(in thousands)*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Belgium** | | |
| Consumer Staples – 2.5% | | |
| InBev N.V. . . . . . . . . . . . . . . . . . . . . . | 115 | $ 15,255 |
| **Total Belgium – 2.5%** | | **$15,255** |
| **Brazil** | | |
| Information Technology – 1.2% | | |
| MercadoLibre, Inc. . . . . . . . . . . . . . . . | 52 | 7,329 |
| **Total Brazil – 1.2%** | | **$ 7,329** |
| **Canada** | | |
| Industrials – 1.5% | | |
| Canadian Pacific Railway Ltd. . . . . . . . | 69 | 8,938 |
| **Total Canada – 1.5%** | | **$ 8,938** |
| **China** | | |
| Consumer Discretionary – 3.3% | | |
| JD.com, Inc. ADR (A) . . . . . . . . . . . . . . | 966 | 20,505 |
| Industrials – 0.4% | | |
| CAR, Inc. (A) . . . . . . . . . . . . . . . . . . . . | 2,228 | 2,178 |
| Information Technology – 5.4% | | |
| Alibaba Group Holding Ltd. ADR (A) . . | 196 | 15,606 |
| Tencent Holdings Ltd. . . . . . . . . . . . . . | 760 | 17,444 |
| | | 33,050 |
| **Total China – 9.1%** | | **$55,733** |
| **France** | | |
| Consumer Staples – 0.7% | | |
| Pernod Ricard . . . . . . . . . . . . . . . . . . . | 38 | 4,228 |
| Industrials – 2.8% | | |
| European Aeronautic Defence and Space Co. . . . . . . . . . . . . . . . . . . . . | 186 | 10,666 |
| Safran . . . . . . . . . . . . . . . . . . . . . . . . | 97 | 6,508 |
| | | 17,174 |
| **Total France – 3.5%** | | **$ 21,402** |
| **Germany** | | |
| Consumer Discretionary – 1.7% | | |
| Continental AG . . . . . . . . . . . . . . . . . . | 56 | 10,614 |
| Health Care – 3.1% | | |
| Fresenius SE & Co. KGaA . . . . . . . . . . | 259 | 19,020 |
| **Total Germany – 4.8%** | | **$29,634** |
| **India** | | |
| Consumer Staples – 1.3% | | |
| ITC Ltd. . . . . . . . . . . . . . . . . . . . . . . . . | 1,407 | 7,704 |
| **Total India – 1.3%** | | **$ 7,704** |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Ireland** | | |
| Health Care – 1.5% | | |
| Medtronic plc . . . . . . . . . . . . . . . . . . . | 109 | $ 9,422 |
| **Total Ireland – 1.5%** | | **$ 9,422** |
| **Israel** | | |
| Health Care – 2.3% | | |
| Teva Pharmaceutical Industries Ltd. ADR . . . . . . . . . . . . . . . . . . . . . . . | 277 | 13,922 |
| **Total Israel – 2.3%** | | **$13,922** |
| **Netherlands** | | |
| Consumer Discretionary – 1.0% | | |
| Koninklijke Philips Electronics N.V., Ordinary Shares . . . . . . . . . . . . . . . | 247 | 6,140 |
| Information Technology – 2.6% | | |
| ASML Holding N.V., NY Registry Shares . . . . . . . . . . . . . . . . . . . . . . | 76 | 7,577 |
| NXP Semiconductors N.V. (A) . . . . . . . | 105 | 8,237 |
| | | 15,814 |
| **Total Netherlands – 3.6%** | | **$ 21,954** |
| **United Kingdom** | | |
| Financials – 1.5% | | |
| Prudential plc . . . . . . . . . . . . . . . . . . . | 545 | 9,246 |
| Health Care – 2.3% | | |
| Shire plc . . . . . . . . . . . . . . . . . . . . . . . | 232 | 14,318 |
| **Total United Kingdom – 3.8%** | | **$23,564** |
| **United States** | | |
| Consumer Discretionary – 11.1% | | |
| Amazon.com, Inc. (A) . . . . . . . . . . . . . | 43 | 30,519 |
| Carnival Corp. . . . . . . . . . . . . . . . . . . | 234 | 10,340 |
| Home Depot, Inc. (The) . . . . . . . . . . . | 91 | 11,607 |
| Limited Brands, Inc. . . . . . . . . . . . . . . | 132 | 8,892 |
| TripAdvisor, Inc. (A) . . . . . . . . . . . . . . | 104 | 6,691 |
| | | 68,049 |
| Consumer Staples – 3.8% | | |
| Coca-Cola Co. (The) . . . . . . . . . . . . . . | 299 | 13,537 |
| Kraft Foods Group, Inc. . . . . . . . . . . . | 106 | 9,382 |
| | | 22,919 |
| Energy – 3.7% | | |
| Halliburton Co. . . . . . . . . . . . . . . . . . . | 300 | 13,606 |
| Schlumberger Ltd. . . . . . . . . . . . . . . . | 117 | 9,264 |
| | | 22,870 |
| Health Care – 15.7% | | |
| Acadia Healthcare Co., Inc. (A) . . . . . . | 207 | 11,493 |
| Allergan plc (A) . . . . . . . . . . . . . . . . . . | 95 | 21,932 |
| Anthem, Inc. . . . . . . . . . . . . . . . . . . . . | 155 | 20,408 |
| Biogen, Inc. (A) . . . . . . . . . . . . . . . . . . | 35 | 8,499 |
| Bristol-Myers Squibb Co. . . . . . . . . . . | 108 | 7,959 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Health Care (Continued) | | |
| Gilead Sciences, Inc. . . . . . . . . . . . | 121 | $ 10,077 |
| HCA Holdings, Inc. (A) . . . . . . . . . . | 204 | 15,698 |
| | | 96,066 |
| Industrials – 5.9% | | |
| J.B. Hunt Transport Services, Inc. . . . . . . . . . . . . . . . . . . . . . . | 212 | 17,172 |
| Kansas City Southern . . . . . . . . . . | 82 | 7,368 |
| Rockwell Collins, Inc. . . . . . . . . . . . | 132 | 11,270 |
| | | 35,810 |
| Information Technology – 15.9% | | |
| Alphabet, Inc., Class C (A) . . . . . . . | 35 | 24,399 |
| Cognizant Technology Solutions Corp., Class A (A) . . . . . . . . . . . . | 195 | 11,144 |
| Facebook, Inc., Class A (A) . . . . . . . | 133 | 15,142 |
| MasterCard, Inc., Class A . . . . . . . . | 204 | 17,923 |
| Visa, Inc., Class A . . . . . . . . . . . . . | 386 | 28,632 |
| | | 97,240 |
| Telecommunication Services – 2.5% | | |
| Level 3 Communications, Inc. (A) . . . . . . . . . . . . . . . . . . . . | 301 | 15,518 |
| **Total United States – 58.6%** | | **$358,472** |
| **TOTAL COMMON STOCKS – 93.7%** | | **$573,329** |
| (Cost: $522,539) | | |

| SHORT-TERM SECURITIES | Principal | |
|---|---|---|
| Commercial Paper (B) – 5.8% | | |
| CVS Health Corp. 0.630%, 7–1–16 . . . . . . . . . . . . | $4,000 | 4,000 |
| DTE Energy Co. (GTD by Detroit Edison Co.) 0.580%, 7–6–16 . . . . . . . . . . . . | 5,000 | 4,999 |
| Ecolab, Inc. 0.620%, 7–1–16 . . . . . . . . . . . . | 1,000 | 1,000 |
| Kellogg Co. 0.710%, 7–6–16 . . . . . . . . . . . . | 5,000 | 4,999 |
| Kroger Co. (The) 0.600%, 7–5–16 . . . . . . . . . . . . | 5,000 | 5,000 |
| McCormick & Co., Inc. 0.570%, 7–1–16 . . . . . . . . . . . . | 2,500 | 2,500 |
| Sonoco Products Co. 0.650%, 7–1–16 . . . . . . . . . . . . | 5,000 | 5,000 |
| W.W. Grainger, Inc.: 0.370%, 7–19–16 . . . . . . . . . . . . | 5,000 | 4,999 |
| 0.380%, 7–27–16 . . . . . . . . . . . . | 3,000 | 2,999 |
| | | 35,496 |
| Master Note – 0.5% | | |
| Toyota Motor Credit Corp. 0.590%, 7–6–16 (C) . . . . . . . . . . | 3,008 | 3,008 |

JUNE 30, 2016SCHEDULE OF INVESTMENTS GLOBAL GROWTH FUND *(in thousands)*

| SHORT-TERM SECURITIES (Continued) | Principal | Value |
|---|---|---|
| United States Government Agency Obligations – 0.6% | | |
| Overseas Private Investment Corp. (GTD by U.S. Government) 0.420%, 7–7–16 (C) | $3,781 | $ 3,781 |
| TOTAL SHORT-TERM SECURITIES – 6.9% | | $ 42,285 |
| (Cost: $42,286) | | |
| TOTAL INVESTMENT SECURITIES – 100.6% | | $615,614 |
| (Cost: $564,825) | | |
| LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.6)% | | (3,607) |
| NET ASSETS – 100.0% | | $612,007 |

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at June 30, 2016.

(C)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2016. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at June 30, 2016:

| | Currency to be Delivered | | Currency to be Received | Settlement Date | Counterparty | Unrealized Appreciation | Unrealized Depreciation |
|---|---|---|---|---|---|---|---|
| Euro | 42,600 | U.S. Dollar | 47,365 | 7–25–16 | Citibank N.A. | $54 | $— |

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Assets | | | |
| Investments in Securities | | | |
| Common Stocks | | | |
| Consumer Discretionary | $ 88,554 | $ 16,754 | $— |
| Consumer Staples | 22,919 | 27,187 | — |
| Energy | 22,870 | — | — |
| Financials | — | 9,246 | — |
| Health Care | 119,410 | 33,338 | — |
| Industrials | 44,748 | 19,352 | — |
| Information Technology | 135,989 | 17,444 | — |
| Telecommunication Services | 15,518 | — | — |
| Total Common Stocks | $450,008 | $ 123,321 | $— |
| Short-Term Securities | — | 42,285 | — |
| Total | $450,008 | $165,606 | $— |
| Forward Foreign Currency Contracts | $ — | $ 54 | $— |

During the year ended June 30, 2016, securities totaling $119,760 were transferred from Level 1 to Level 2. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on June 30, 2016. Transfers out of Level 1 represent the values as of the beginning of the reporting period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

**Market Sector Diversification**

(as a % of net assets)

| | |
|---|---|
| Information Technology | 25.1% |
| Health Care | 24.9% |
| Consumer Discretionary | 17.1% |
| Industrials | 10.6% |
| Consumer Staples | 8.3% |
| Energy | 3.7% |
| Telecommunication Services | 2.5% |
| Financials | 1.5% |
| Other+ | 6.3% |

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.



Kimberly A. Scott

*Below, Kimberly A. Scott, CFA, portfolio manager of Waddell & Reed Advisors New Concepts Fund, discusses positioning, performance and results for the fiscal year ended June 30, 2016. She has managed the Fund since 2001 and has 29 years of industry experience.*

**Fiscal Year Performance**

For the 12 Months Ended June 30, 2016

| | |
|---|---|
| Waddell & Reed Advisors New Concepts Fund (Class A shares at net asset value) | −7.25% |
| Waddell & Reed Advisors New Concepts Fund (Class A shares including sales charges) | −12.61% |
| Benchmark(s) and/or Lipper Category | |
| Russell Midcap Growth Index (generally reflects the performance of securities that represent the mid-cap sector of the stock market) | −2.14% |
| Lipper Mid-cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives) | −6.71% |

*Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.*

The mid-cap growth sector of the market as measured by Russell Midcap Growth Index, the Fund's benchmark, lost 2.14% in the 12-month period ended June 30, 2016. During this same period, the Waddell & Reed Advisors New Concepts Fund lost 7.25%. The Fund underperformed its benchmark and peer group during the fiscal period.

## Contributors and detractors over the period

The primary factors in the Fund's underperformance were stock selection issues in the consumer discretionary and consumer staples sectors. Other factors that were detractors to performance were weakness in the Fund's financials stocks, particularly bank stock holdings, and minor underperformance in technology. Utilities performed well for the index but the Fund had no exposure to this sector. The Fund's cash position, which averaged approximately one-half percent across the fiscal year, was six basis points negative to performance, while the performance of the equity options was nineteen basis points negative to performance. All other sectors contributed positively to relative performance, with the greatest positive impacts from the health care, materials, industrials and energy sectors. The Fund's lack of exposure to telecommunications was neutral to performance for the period.

The Fund's consumer discretionary sector exposure was the largest negative detraction to the Fund's return for the fiscal year. We were underweight this underperforming sector, but exposure to retail and related sectors was a liability for the Fund in a 12-month period when e-commerce activity accelerated, taking market share and requiring many retailers to step up investment to try to maintain competitiveness and relevance to consumers. These costs and higher labor expense pressured the profitability of many companies in the portfolio, including Bed Bath and Beyond Inc., DSW, Inc. and Williams-Sonoma. Other key factors significantly impacting retailers were weak demand in emerging markets and the appreciation of the dollar, which hurt many retailers based both on currency translation effects and the ultimate negative impact on travel to the U.S. and related demand for retail goods in flagship stores in markets such as New York City. Companies in the portfolio that struggled related to these issues included Tiffany & Company, Polo Ralph Lauren Corp., Burberry Group and Kate Spade & Company. Another notably weak name in consumer discretionary was Polaris Industries, a manufacturer and marketer of all-terrain vehicles, Indian motorcycles and snowmobiles. Weakness in energy and agriculture began to hurt demand for the company's products in the last half of 2015, and then a very warm and mild start to winter in many of its key markets piled on as we closed out the calendar year and began 2016. BorgWarner, which manufactures automotive components and systems, was weak in response to the Volkswagen diesel engine emissions scandal, in addition to concerns about auto sales rolling over in the U.S. In contrast, several consumer discretionary names held by the Fund performed well last fiscal year. Companies such as Mattel, which posted a very strong return after a prolonged period of weakness, Ulta Salon, Cosmetics & Fragrance (no longer a holding), Lululemon Athletica, the women's athletic clothing retailer, Tractor Supply, the lifestyle retailer of farm and ranch products, and Under Armour, Inc., the fast-growing athletic apparel company, generated strong positive returns last fiscal year. The greater domestic market exposure for most of these names was a benefit to their businesses versus many other companies.

The Fund's consumer staples names were broadly weak over the past fiscal year, and contributed significantly to portfolio underperformance. We were underweight a strongly outperforming group, and had stock selection issues. The issues were varied. Both Hain Celestial Group and Whole Foods Market struggled related largely to competitive pressures in the market for organic and natural foods. Both of these companies have been highly successful leaders in the growth of this industry, setting a pace and example that has fostered competition. We believe these companies will continue to lead in this robust sector, which the stocks will once again reflect as management teams address the nearer term dislocations and questions about their positions in the marketplace. Blue Buffalo Pet Products, which produces and sells pet food made from natural ingredients, made little progress in the past 11 months since its initial public offering, but like Hain and Whole Foods, is a leader in its category, as evidenced by the strong business results the company has reported in recent quarters. Mead Johnson Nutrition Company, the maker of Enfamil infant formula and a stellar consumer product company, struggled over the past fiscal year related to competitive issues in China, significant changes in product distribution patterns in that country, and the foreign currency translation impact of a strong dollar. The stock was weak for much of the period, but was able to make a nice positive contribution to portfolio performance more recently.

The Fund's financials names also underperformed in the past 12-month fiscal period, largely as bank stocks weakened into the end of the performance period. Persistent declines in interest rates have weighed on the stocks of many banks, including Signature Bank and Northern Trust. UMB Financial Corp. (no longer a holding) experienced weakness in its asset management business, which offset long-term growth at the bank. First Republic Bank was an exception, as ongoing strength in its West and East Coast markets has benefitted the stock. CME Group was another strong performer in the financials group, as its business benefits from hedging activities in the fixed income, equities and commodities markets.

Puts and takes in the Fund's technology names generated a small negative contribution to performance, with the underperformance coming from a number of names, including Pandora Media, Teradata Corp. (no longer a holding), GrubHub, Inc., ServiceNow, Harris Corp. and Alliance Data Systems (no longer a holding). We were also underweight the strong semiconductor and computer services sectors. One of our biggest disappointments in the technology sector this fiscal year was Pandora, the internet radio service company. The stock struggled for much of the period under the weight of concern about a 2015 Copyright Royalty Board rate decision. That decision materialized as a neutral to positive factor for Pandora's business going forward, as we expected, but the stock continued to be weak as concerns mounted regarding the company's future investments to expand and diversify its business. We continue to believe that Pandora is the premier asset in the internet radio space with a strong and growing commercial opportunity. We retain the name in the portfolio. Weakness in Teradata continued related to concerns about its place in a rapidly changing computing and storage infrastructure. We had some stocks that performed very well in the group over that past 12-month fiscal period, including Electronic Arts, SanDisk Corp. (no longer a holding), which received a buyout offer, Ellie Mae, Inc., a rapidly growing software-as-a-service provider to the mortgage industry, Microchip Technology and Skyworks Solutions (no longer a holding), both semiconductor manufacturers, Co-Star Group, which makes software for the commercial real estate industry, and Trimble Navigation Limited, a recent re-addition to the portfolio.

The Fund's health care stocks made the strongest positive contribution to performance, largely based on stock selection. We were overweight this underperforming group, and Fund names delivered significantly better performance that those in the benchmark, in a weak stock market tape for health care stocks. Many Fund stocks in this well-diversified group of holdings posted positive returns for the fiscal year. Positive contribution came from Intuitive Surgical, which sells the daVinci surgical robot systems, Align Technology, the maker of Invisilign braces, Henry Schein, Inc., a long-term holding in the Fund, Incyte Corp. (no longer a holding), a biotechnology stock that we have sold, Laboratory Corporation of America, a clinical diagnostics company, and Edwards Lifesciences Corp., a relatively recent addition to the Fund. Weakness in the group was led by biotechnology names, including Alkermes Plc., Biomarin and Acadia Healthcare Co. Alkermes, in particular, was very weak in the middle part of the fiscal period following disappointing data related to a clinical trial for a new drug to treat depression. The company is doing additional research on this drug and is confident in its ultimate success. Alkermes has a strong base business of central nervous system compounds, and a sizeable pipeline of new drugs. The health care sector continues to offer opportunities for both growth and defensiveness, often in the same name. We added aspects of both to the sector last year with purchases of Laboratory Corporation of America, a moderately growing laboratory diagnostics business, and Edwards Lifesciences, an innovator in the area of heart valves.

While materials generally underperformed, the Fund's materials exposure outperformed the index on the back of a takeout in one of our two names, Valspar Corporation, which is being acquired by Sherwin-Williams (both no longer holdings). Scotts Miracle-Gro Corp. also delivered a strong positive return on strength in its business.

The Fund's industrials exposure added 69 basis points of performance in the past 12-month period. We were underweight the industrials sector and our names rose over 6% in value as a group, while the sector in the index posted a very small gain. We had reduced our exposure to energy-related industrial companies, which was a benefit to performance. Still, those names, including Flowserve and Joy Global, among others, had a negative impact on the group in the portfolio and are no longer holdings. Names that performed well and helped deliver the outperformance included Fortune Brands Home & Security, which is benefitting from a better housing economy related to its sale of cabinets, faucets, and its Master Lock security products; Fastenal Company, a long term holding in the Fund, and IDEX Corp. both with improving performance based on optimism for demand for its products related to improvements in the energy and manufacturing areas of our economy; and Verisk Analytics and Expeditors International, both business services companies with relatively consistent operating models.

Our energy names were weak across the board, yet the Fund outperformed the energy sector in the index. We were overweight this underperforming group throughout a very tumultuous year for energy investors, a fact which helped swing performance favorably as oil prices rebounded throughout the first half of 2016. We eliminated a number of positions in the portfolio in the last half of 2015, including Oasis Petroleum and Southwestern Energy, but retained positions in four other energy companies, all of which have had strong recoveries off the low points for the stocks last fiscal year, and we expect the recovery to continue as the energy patch begins to get back to work over the next few years at a higher level of activity. The Fund's lack of exposure to both the utilities and telecommunications sectors was slightly negative to performance by two basis points combined.

For the past fiscal year, the Fund was overweight health care, financials and energy, and underweight consumer staples, materials, consumer discretionary, industrials, telecommunications and utilities relative to the index.

## Outlook

Our outlook for the stock market remains cautiously constructive, as it has been for much of the fiscal year. The U.S. economy is in a growth — albeit a slow growth — mode. Economies elsewhere in the world remain challenged, which restricts the ultimate strength of U.S. companies and the economy. Europe has shown signs of recovery, while China has become a bigger drag on world economic progress, and Latin America remains broadly weak. There have been more stresses on the earnings outlook for U.S. companies than we have seen in a considerable period of time. While much of this stress emanated in the energy sector earlier in the fiscal year, the negative feedback loop associated with energy-related employment and spending has had a broader impact on economic growth and corporate health across many sectors. The strengthening dollar has been another source of earnings pressure on many companies. This impact will subside as the year progresses, given current exchange rates. Labor costs are also drifting higher. Earnings have struggled to progress for much of the past 18 months. The significant decline in stock prices since May 2015 has done much to improve the valuations and investability of many stocks, but much of the market, particularly leading edge growth companies, remain expensive by our calculations. The markets do seem to have gotten some relief from the ongoing uncertainty regarding the course rate hikes by the Federal Reserve, but this topic always promises to add another level of uncertainty and volatility to the stock market.

Our cautiously constructive outlook is based on our confidence that the positives we see in the economy — greater employment, an improving housing market, low energy prices, more accommodative lending, supportive demographic trends — will be enough to offset the negatives to earnings, allowing earnings and stock prices to move higher. We think these positives will outweigh the negatives as we progress through the remainder of the fiscal year. We think that the ongoing positive but slow rate of growth in the economy will drive greater demand from investors for the stocks of clearly differentiated growth companies who can deliver superior earnings performance independent of any sluggishness in the overall economy. We think the markets could trend more defensively, as well, in terms of both earnings stability and creditworthiness. This will be a response to any increases in interest rates that might come as a result of firmer economic growth, and also because of concerns around simmering debt issues around the world. Valuation will be a concern if earnings growth is less certain and debt issues weigh, but could move upward if underlying economic trends in the U.S. continue to improve through better employment growth, a stronger housing market, and any long hoped for improvement in capital spending. Our preference for high-quality growth companies with stable and sustainable earnings profiles and strong balance sheets will serve our investors well should the economy struggle to regain a faster growth rate as it progresses throughout the remainder of 2016.

We will continue to invest in well-managed growth companies in the key growth areas of the economy, including health care, technology, consumer discretionary, some aspects of consumer staples, financials and industrials. We are overweight the health care sector, an area where we find many vibrant growth stock opportunities. We are pleased with the Fund's energy overweight, as we think oil prices are likely to trend higher based on downtrends in production and supply and growing demand. We are most likely to add to Fund weightings in technology and consumer discretionary, and possibly industrials, over the next three to six months.

**Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.**

**Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.**

**Investing in mid-cap stocks may carry more risk than investing in stocks of larger, more-established companies. Prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. Growth stocks may not perform as well as value stocks or the stock market in general. The use of derivatives presents several risks, including the risk that these instruments may change in value in a manner that adversely affects the Fund's NAV and the risk that fluctuations in the value of the derivatives may not correlate with securities markets or the underlying asset upon which the derivative's value is based. These and other risks are more fully described in the Fund's prospectus.**

The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors New Concepts Fund's performance.

# PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF JUNE 30, 2016 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Stocks | 99.3% |
| Consumer Discretionary | 21.0% |
| Information Technology | 20.0% |
| Health Care | 17.9% |
| Industrials | 15.8% |
| Financials | 10.6% |
| Consumer Staples | 7.5% |
| Energy | 5.2% |
| Materials | 1.3% |
| Purchased Options | 0.0% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 0.7% |

## Lipper Rankings

| Category: Lipper Mid-Cap Growth Funds | Rank | Percentile |
|---|---|---|
| 1 Year | 203/396 | 52 |
| 3 Year | 243/355 | 69 |
| 5 Year | 231/317 | 73 |
| 10 Year | 44/228 | 20 |

*Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.*

## Top 10 Equity Holdings

| Company | Sector | Industry |
|---|---|---|
| Fastenal Co. | Industrials | Trading Companies & Distributors |
| Intuitive Surgical, Inc. | Health Care | Health Care Equipment |
| Zoetis, Inc. | Health Care | Pharmaceuticals |
| CoStar Group, Inc. | Industrials | Research & Consulting Services |
| Mead Johnson Nutrition Co. | Consumer Staples | Packaged Foods & Meats |
| Microchip Technology, Inc. | Information Technology | Semiconductors |
| Electronic Arts, Inc. | Information Technology | Home Entertainment Software |
| CME Group, Inc. | Financials | Specialized Finance |
| Northern Trust Corp. | Financials | Asset Management & Custody Banks |
| Tractor Supply Co. | Consumer Discretionary | Specialty Stores |

*See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.*

*+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

66 ANNUAL REPORT 2016

(UNAUDITED)



| | |
| --- | --- |
| New Concepts Fund, Class A Shares[1] | $20,953 |
| Russell Midcap Growth Index | $21,827 |

*Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.*

(1)*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

| Average Annual Total Return[2] | Class A[3] | Class B[4] | Class C | Class Y |
| --- | --- | --- | --- | --- |
| 1-year period ended 6-30-16 | -12.61% | -11.42% | -8.07% | -6.91% |
| 5-year period ended 6-30-16 | 5.38% | 5.35% | 5.66% | 7.04% |
| 10-year period ended 6-30-16 | 7.68% | 7.35% | 7.30% | 8.76% |

(2)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.*

(3)*Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4)*Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.*

*Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.*

SCHEDULE OF INVESTMENTS NEW CONCEPTS FUND (in thousands)

JUNE 30, 2016

| COMMON STOCKS | Shares | Value |
|---|---|---|
| Consumer Discretionary | | |
| Apparel Retail – 1.1% | | |
| DSW, Inc., Class A | 817 | $ 17,312 |
| Apparel, Accessories & Luxury Goods – 3.8% | | |
| Burberry Group plc (A) | 992 | 15,436 |
| Kate Spade & Co. (B) | 864 | 17,807 |
| lululemon athletica, Inc. (B) | 285 | 21,014 |
| Under Armour, Inc., Class A (B) | 183 | 7,325 |
| | | 61,582 |
| Auto Parts & Equipment – 1.3% | | |
| BorgWarner, Inc. | 718 | 21,194 |
| Homebuilding – 1.7% | | |
| D.R. Horton, Inc. | 896 | 28,212 |
| Homefurnishing Retail – 2.8% | | |
| Bed Bath & Beyond, Inc. | 511 | 22,086 |
| Williams-Sonoma, Inc. | 430 | 22,413 |
| | | 44,499 |
| Internet Retail – 1.1% | | |
| TripAdvisor, Inc. (B) | 270 | 17,369 |
| Leisure Products – 3.8% | | |
| Mattel, Inc. (C) | 1,045 | 32,683 |
| Polaris Industries, Inc. | 354 | 28,937 |
| | | 61,620 |
| Restaurants – 1.9% | | |
| Dunkin' Brands Group, Inc. (C) | 708 | 30,865 |
| Specialty Stores – 3.5% | | |
| Tiffany & Co. | 373 | 22,641 |
| Tractor Supply Co. | 376 | 34,304 |
| | | 56,945 |
| Total Consumer Discretionary – 21.0% | | 339,598 |
| Consumer Staples | | |
| Food Retail – 1.8% | | |
| Whole Foods Market, Inc. | 935 | 29,924 |
| Packaged Foods & Meats – 5.7% | | |
| Blue Buffalo Pet Products, Inc. (B) | 701 | 16,363 |
| Hain Celestial Group, Inc. (The) (B) | 644 | 32,063 |
| Mead Johnson Nutrition Co. (C) | 478 | 43,401 |
| | | 91,827 |
| Total Consumer Staples – 7.5% | | 121,751 |
| Energy | | |
| Oil & Gas Exploration & Production – 5.2% | | |
| Cabot Oil & Gas Corp. | 726 | 18,690 |
| Cimarex Energy Co. | 170 | 20,241 |
| Continental Resources, Inc. (B) | 599 | 27,138 |
| Noble Energy, Inc. | 527 | 18,897 |
| | | 84,966 |
| Total Energy – 5.2% | | 84,966 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Financials | | |
| Asset Management & Custody Banks – 3.2% | | |
| Northern Trust Corp. | 581 | $ 38,466 |
| Oaktree Capital Group LLC | 313 | 14,021 |
| | | 52,487 |
| Insurance Brokers – 1.5% | | |
| Willis Towers Watson plc | 200 | 24,881 |
| Regional Banks – 3.4% | | |
| First Republic Bank | 404 | 28,249 |
| Signature Bank (B) | 209 | 26,146 |
| | | 54,395 |
| Specialized Finance – 2.5% | | |
| CME Group, Inc. | 413 | 40,256 |
| Total Financials – 10.6% | | 172,019 |
| Health Care | | |
| Biotechnology – 4.5% | | |
| ACADIA Pharmaceuticals, Inc. (B) | 374 | 12,125 |
| Alkermes plc (B) | 535 | 23,112 |
| BioMarin Pharmaceutical, Inc. (B) | 261 | 20,296 |
| Medivation, Inc. (B) | 275 | 16,560 |
| | | 72,093 |
| Health Care Distributors – 1.0% | | |
| Henry Schein, Inc. (B) | 92 | 16,198 |
| Health Care Equipment – 4.8% | | |
| Edwards Lifesciences Corp. (B) | 293 | 29,181 |
| Intuitive Surgical, Inc. (B) | 74 | 48,796 |
| | | 77,977 |
| Health Care Facilities – 0.9% | | |
| Acadia Healthcare Co., Inc. (B) | 256 | 14,171 |
| Health Care Services – 2.3% | | |
| Diplomat Pharmacy, Inc. (B) | 353 | 12,358 |
| Laboratory Corp. of America Holdings (B) | 186 | 24,261 |
| | | 36,619 |
| Health Care Supplies – 1.5% | | |
| Align Technology, Inc. (B) | 309 | 24,897 |
| Pharmaceuticals – 2.9% | | |
| Zoetis, Inc. | 1,001 | 47,495 |
| Total Health Care – 17.9% | | 289,450 |
| Industrials | | |
| Air Freight & Logistics – 2.0% | | |
| Expeditors International of Washington, Inc. | 657 | 32,219 |
| Building Products – 2.9% | | |
| A. O. Smith Corp. | 167 | 14,688 |
| Fortune Brands Home & Security, Inc. (C) | 561 | 32,532 |
| | | 47,220 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Electrical Components & Equipment – 0.9% | | |
| Generac Holdings, Inc. (B) | 388 | $ 13,579 |
| Industrial Machinery – 2.3% | | |
| IDEX Corp. | 294 | 24,151 |
| Woodward, Inc. | 234 | 13,491 |
| | | 37,642 |
| Research & Consulting Services – 4.4% | | |
| CoStar Group, Inc. (B) | 211 | 46,186 |
| Verisk Analytics, Inc., Class A (B) | 315 | 25,556 |
| | | 71,742 |
| Trading Companies & Distributors – 3.3% | | |
| Fastenal Co. (C) | 1,214 | 53,900 |
| Total Industrials – 15.8% | | 256,302 |
| Information Technology | | |
| Application Software – 3.4% | | |
| ANSYS, Inc. (B) | 273 | 24,786 |
| Ellie Mae, Inc. (B) | 135 | 12,334 |
| Guidewire Software, Inc. (B) | 295 | 18,237 |
| | | 55,357 |
| Communications Equipment – 1.7% | | |
| Harris Corp. | 319 | 26,601 |
| Electronic Manufacturing Services – 1.8% | | |
| Trimble Navigation Ltd. (B) | 1,182 | 28,787 |
| Home Entertainment Software – 2.5% | | |
| Electronic Arts, Inc. (B)(C) | 539 | 40,811 |
| Internet Software & Services – 3.5% | | |
| Akamai Technologies, Inc. (B) | 150 | 8,380 |
| GrubHub, Inc. (B) | 691 | 21,456 |
| Pandora Media, Inc. (B) | 2,210 | 27,514 |
| | | 57,350 |
| Semiconductors – 3.8% | | |
| Maxim Integrated Products, Inc. | 461 | 16,465 |
| Microchip Technology, Inc. | 853 | 43,312 |
| Monolithic Power Systems, Inc. | 19 | 1,315 |
| | | 61,092 |
| Systems Software – 3.3% | | |
| Red Hat, Inc. (B) | 339 | 24,605 |
| ServiceNow, Inc. (B) | 436 | 28,963 |
| | | 53,568 |
| Total Information Technology – 20.0% | | 323,566 |
| Materials | | |
| Fertilizers & Agricultural Chemicals – 1.3% | | |
| Scotts Miracle-Gro Co. (The) | 300 | 20,973 |
| Total Materials – 1.3% | | 20,973 |
| TOTAL COMMON STOCKS – 99.3% | | $1,608,625 |
| (Cost: $1,384,315) | | |

JUNE 30, 2016

| PURCHASED OPTIONS | Number of Contracts (Unrounded) | Value |
|---|---|---|
| Alkermes plc, | | |
| Put $38.00, | | |
| Expires 8–19–16, OTC | | |
| (Ctrpty: Goldman Sachs | | |
| International) . . . . . . . . . . | 1,839 | $ 202 |
| | | |
| TOTAL PURCHASED OPTIONS – 0.0% | | $ 202 |
| (Cost: $524) | | |

| SHORT-TERM SECURITIES | Principal | |
|---|---|---|
| Commercial Paper (D) – 0.6% | | |
| Kroger Co. (The), | | |
| 0.600%, 7–5–16 . . . . . . . . . . | $5,000 | 5,000 |
| Novartis Securities Investment | | |
| Ltd. (GTD by Novartis AG), | | |
| 0.360%, 7–11–16 . . . . . . . . . . | 5,000 | 4,999 |
| | | 9,999 |

| SHORT-TERM SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Master Note – 0.1% | | |
| Toyota Motor Credit Corp., | | |
| 0.590%, 7–6–16 (E) . . . . . . . . | $885 | $ 885 |
| | | |
| TOTAL SHORT-TERM SECURITIES – 0.7% | | $ 10,884 |
| (Cost: $10,884) | | |
| TOTAL INVESTMENT SECURITIES – 100.0% | | $ 1,619,711 |
| (Cost: $1,395,723) | | |
| CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0% | | 727 |
| NET ASSETS – 100.0% | | $1,620,438 |

Notes to Schedule of Investments

(A) Listed on an exchange outside the United States.

(B) No dividends were paid during the preceding 12 months.

(C) All or a portion of securities with an aggregate value of $5,170 have been pledged as collateral on open written options.

(D) Rate shown is the yield to maturity at June 30, 2016.

(E) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2016. Date shown represents the date that the variable rate resets.

The following written options were outstanding at June 30, 2016 (contracts and exercise prices unrounded):

| Underlying Security | Counterparty, if OTC | Type | Number of Contracts | Expiration Month | Exercise Price | Premium Received | Value |
|---|---|---|---|---|---|---|---|
| Alkermes plc | Goldman Sachs International | Put | 1,839 | August 2016 | $ 30.00 | $ 100 | $ (23) |
| | Goldman Sachs International | Call | 1,839 | August 2016 | 52.00 | 249 | (117) |
| Pacira Pharmaceuticals, Inc. | Goldman Sachs International | Put | 1,093 | August 2016 | 85.00 | 3,057 | (5,629) |
| Signature Bank | Citibank N.A. | Call | 1,076 | September 2016 | 145.00 | 470 | (97) |
| | | | | | | $3,876 | $(5,866) |

JUNE 30, 2016

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

|  | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | | | |
| Consumer Discretionary | $ 324,162 | $ 15,436 | $— |
| Consumer Staples | 121,751 | — | — |
| Energy | 84,966 | — | — |
| Financials | 172,019 | — | — |
| Health Care | 289,450 | — | — |
| Industrials | 256,302 | — | — |
| Information Technology | 323,566 | — | — |
| Materials | 20,973 | — | — |
| Total Common Stocks | $1,593,189 | $ 15,436 | $— |
| Purchased Options | — | 202 | — |
| Short-Term Securities | — | 10,884 | — |
| Total | $1,593,189 | $26,522 | $— |
| **Liabilities** | | | |
| Written Options | $ — | $ 5,866 | $— |

During the year ended June 30, 2016, securities totaling $22,968 were transferred from Level 1 to Level 2. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on June 30, 2016. Transfers out of Level 1 represent the values as of the beginning of the reporting period.

The following acronyms are used throughout this schedule:

GTD = Guaranteed
OTC = Over the Counter

See Accompanying Notes to Financial Statements.

(UNAUDITED)



Zachary H. Shafran

*Below, Zachary H. Shafran, portfolio manager of Waddell & Reed Advisors Science and Technology Fund, discusses positioning, performance and results for the fiscal year ended June 30, 2016. He has managed the Fund since February 2001 and has 27 years of industry experience.*

### Fiscal Year Performance

For the 12 Months Ended June 30, 2016

| | |
|---|---|
| Waddell & Reed Advisors Science and Technology Fund (Class A shares at net asset value) | –16.09% |
| Waddell & Reed Advisors Science and Technology Fund (Class A shares including sales load) | –20.92% |
| Benchmark(s) and/or Lipper Category | |
| S&P North American Technology Sector Index<br>(generally reflects the performance of U.S. science and technology stocks) | 7.69% |
| Lipper Science & Technology Funds Universe Average<br>(generally reflects the performance of the universe of funds with similar investment objectives) | –1.19% |

*Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.*

## Uncertainty continues with slow global growth

Equity and fixed-income markets were volatile in the fiscal year ended June 30, 2016. The global recovery experienced setbacks throughout the year, though we believe the gradual recovery should continue. Global growth for 2016 has been weaker and more uneven than earlier forecasts, with the U.S. emerging as the main driver for growth. After many false starts, in the fourth quarter of 2015, the U.S. Federal Reserve (Fed) raised rates for the first time since June 2006. Additional rate increases may take place at some point this upcoming year. Inflation generally surprised on the downside with the drop in commodity prices and lackluster wage growth. On the international front, economic growth remained sluggish despite a continued policy of central bank easing.

In rather shocking display, the U.K. voted to leave the European Union (EU) by a 52% to 48% margin. The global market place had been fairly nervous about a "Brexit," though we feel it is best for investors to keep things in context. While the stock markets are likely to see continued short-term volatility, the situation is evolving and will need to be closely monitored going forward.

The upcoming formal legal process of withdrawing from the EU — an approximate two year negotiation process — should provide a clearer impact of the "yes" referendum vote. While we ride out the near-term volatility, our outlook regarding global growth this year remains modest, though the Brexit vote has created uncertainty about U.K. economic growth. It also could open the door to other countries questioning their membership in the EU and potentially do harm to Europe's economy overall.

On the year, information technology stocks performed well, with the Fund's benchmark index advancing nearly 8%. The market was notably narrow, with the largest five companies in the benchmark accounting for the vast majority of the benchmark's return. We believe balance sheet strength (large cash balances and relatively low debt levels), increases in dividend payments and strong management were key in providing stability and growth to this sector. On the health care front, we believe there are many investment opportunities in those companies that are able to provide innovative solutions or services to the end user.

## A volatile year

The Fund significantly underperformed its benchmark and its peer-group average during the period. Poor stock selection in consumer discretionary and information technology were main detractors to relative performance, while overall sector allocation, in particular health care, also contributed to the relative decline. In terms of specific holdings, a position in Ionis Pharmaceuticals Inc. was the greatest detractor to performance for the year, followed by the Fund's holding of Alliance Data Systems. Ionis Pharmaceuticals, and the health care industry as a whole, has been hard hit by headline risks. Continued fears around the U.S. election and potential impact on health care reimbursement/drug pricing have pressured the sector. Alliance Data Systems has been adversely impacted by slower growth from recent acquisitions as well as poorer-than-expected management execution in their core businesses. Unfortunately, the Fund's long-standing "applied science and technology" investment approach, investing in companies that derive a competitive advantage by the application of scientific or technological developments or discoveries to grow their business or increase their competitive advantage, also significantly diminished performance.

(UNAUDITED)

## Fund positioning

While we recognize the challenges of the world economic backdrop, we are excited about the innovation and growth that is taking place within certain companies. We believe many of the stocks in the information technology space remain relatively inexpensive and are well-positioned going forward. As confidence is restored, we believe there should be an increase in capital expenditure in various markets around the world as companies become more comfortable with the high cost transitions related to changes in internal infrastructure. The Fund had about 71% of its equity exposure in the information technology sector as of June 30, 2016.

The Fund's exposure to health care names over the year remained relatively stable, and as of the fiscal year-end, about 19% of the Fund's equity holdings were in the health care sector. In developing markets, as the standard of living increases, we believe the demand for quality health care should increase. In our view, medical technology, biotechnology, medical records and pharmaceuticals are among the greatest innovators and early adopters of new science and technology, so we are paying particularly close attention to companies in those areas. We also are looking more closely at companies that may benefit from a continued low interest rate environment.

The "applied science and technology" holdings span several industries and sectors and make up the remainder of the Fund's equity composition, totaling approximately 10%. The Fund's cash position as of June 30, 2016 was approximately 4.9%. We almost always have some cash on hand in an effort to take advantage of opportunities that may present themselves or to use as a defensive measure to protect the Fund in adverse market conditions.

## Seeking opportunities in a muted growth environment

We believe global economic growth is fragile and is being buoyed by an extremely aggressive global monetary policy. It seems that only the Fed has moved in a direction of tighter policy. All in all, we think eventual improvement in economic growth will lead to tighter monetary and, to a lesser extent, fiscal policy across the globe.

For the upcoming fiscal year, lingering fiscal concerns and other geopolitical risks have resulted in a rather muted growth outlook. That said, in mixed economic environments, we believe there are many potential investment opportunities — especially in biotechnology, data, mobility and health care — around the world. As we look at the securities of such companies, we are focused on what we believe are good growth prospects and sound capital structures. We believe there will be a modest improvement in capital spending trends, and we are looking for a continuation of an active mergers-and-acquisition environment. As always, we will carefully monitor the macroeconomic environment, but our focus remains primarily on security-specific fundamental research. Going forward, we believe this attention to bottom-up research, coupled with the innovation and transformation under way across the globe, will continue to provide investment opportunities for the Fund.

**Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.**

**Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.**

**Because the Fund invests more than 25% of its total assets in the science and technology industry, the Fund's performance may be more susceptible to a single economic, regulatory or technological occurrence than a fund that does not concentrate its investments in this industry. Securities of companies within specific industries or sectors of the economy may periodically perform differently than the overall market. In addition, the Fund's performance may be more volatile than an investment in a portfolio of broad market securities and may underperform the market as a whole, due to the relatively limited number of issuers of science and technology related securities. Investment risks associated with investing in science and technology securities, in addition to other risks, include: operating in rapidly changing fields, abrupt or erratic market movements, limited product lines, markets or financial resources, management that is dependent on a limited number of people, short product cycles, aggressive pricing of products and services, new market entrants and obsolescence of existing technology. These and other risks are more fully described in the Fund's prospectus.**

**The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

**The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Science and Technology Fund's performance.**

# PORTFOLIO HIGHLIGHTS

## SCIENCE AND TECHNOLOGY FUND

ALL DATA IS AS OF JUNE 30, 2016 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Stocks | 94.7% |
|    Information Technology | 67.4% |
|    Health Care | 18.1% |
|    Consumer Discretionary | 2.8% |
|    Telecommunication Services | 1.9% |
|    Financials | 1.9% |
|    Industrials | 1.2% |
|    Utilities | 1.0% |
|    Materials | 0.3% |
|    Consumer Staples | 0.1% |
| Warrants | 0.0% |
| Bonds | 0.5% |
|    Corporate Debt Securities | 0.5% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 4.8% |

## Country Weightings

| | |
|---|---|
| North America | 79.8% |
|    United States | 79.8% |
| Europe | 5.7% |
| Pacific Basin | 4.7% |
|    India | 3.5% |
|    Other Pacific Basin | 1.2% |
| Other | 4.0% |
|    Israel | 4.0% |
| Bahamas/Caribbean | 1.0% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 4.8% |

## Lipper Rankings

| Category: Lipper Science & Technology Funds | Rank | Percentile |
|---|---|---|
| 1 Year | 152/157 | 97 |
| 3 Year | 137/146 | 94 |
| 5 Year | 69/139 | 50 |
| 10 Year | 48/117 | 41 |

*Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.*

## Top 10 Equity Holdings

| Company | Country | Sector | Industry |
|---|---|---|---|
| Aspen Technology, Inc. | United States | Information Technology | Application Software |
| Micron Technology, Inc. | United States | Information Technology | Semiconductors |
| Alliance Data Systems Corp. | United States | Information Technology | Data Processing & Outsourced Services |
| Euronet Worldwide, Inc. | United States | Information Technology | Data Processing & Outsourced Services |
| Vertex Pharmaceuticals, Inc. | United States | Health Care | Biotechnology |
| Microsoft Corp. | United States | Information Technology | Systems Software |
| Cerner Corp. | United States | Health Care | Health Care Technology |
| Facebook, Inc., Class A | United States | Information Technology | Internet Software & Services |
| WNS (Holdings) Ltd. ADR | India | Information Technology | Data Processing & Outsourced Services |
| ACI Worldwide, Inc. | United States | Information Technology | Application Software |

*See your advisor or www.waddell.com for more information on the Fund's most recent published Top 10 Equity Holdings.*

*+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

# COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



| | |
| --- | --- |
| Science and Technology Fund, Class A Shares[1] .............................. | $22,744 |
| S&P North American Technology Sector Index ............................... | $27,344 |

*Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.*

(1)*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

| Average Annual Total Return[2] | Class A[3] | Class B[4] | Class C | Class Y |
| --- | --- | --- | --- | --- |
| 1-year period ended 6-30-16 | -20.92% | -20.07% | -16.99% | -15.87% |
| 5-year period ended 6-30-16 | 8.47% | 8.39% | 8.67% | 10.06% |
| 10-year period ended 6-30-16 | 8.56% | 8.23% | 8.11% | 9.55% |

(2)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.*

(3)*Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4)*Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.*

*Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.*

SCHEDULE OF INVESTMENTS SCIENCE AND TECHNOLOGY FUND *(in thousands)*

JUNE 30, 2016

| COMMON STOCKS | Shares | Value |
|---|---|---|
| Consumer Discretionary | | |
| Consumer Electronics – 2.8% | | |
| Garmin Ltd. | 1,124 | $ 47,689 |
| Harman International Industries, Inc. | 504 | 36,190 |
| | | 83,879 |
| Total Consumer Discretionary – 2.8% | | 83,879 |
| Consumer Staples | | |
| Agricultural Products – 0.1% | | |
| Arcadia Biosciences, Inc. (A) | 1,895 | 4,907 |
| Total Consumer Staples – 0.1% | | 4,907 |
| Financials | | |
| Specialized REITs – 1.9% | | |
| QTS Realty Trust, Inc., Class A | 1,042 | 58,320 |
| Total Financials – 1.9% | | 58,320 |
| Health Care | | |
| Biotechnology – 6.4% | | |
| Evogene Ltd. (A) | 1,155 | 7,208 |
| FibroGen, Inc. (A) | 705 | 11,565 |
| Isis Pharmaceuticals, Inc. (A) | 2,143 | 49,910 |
| Seres Therapeutics, Inc. (A) | 264 | 7,667 |
| Vertex Pharmaceuticals, Inc. (A)(B) | 1,354 | 116,505 |
| | | 192,855 |
| Health Care Equipment – 0.3% | | |
| Avinger, Inc. (A)(C) | 855 | 10,194 |
| Health Care Facilities – 2.3% | | |
| Tenet Healthcare Corp. (A) | 2,488 | 68,779 |
| Health Care Technology – 3.7% | | |
| Cerner Corp. (A) | 1,883 | 110,356 |
| Life Sciences Tools & Services – 1.6% | | |
| PRA Health Sciences, Inc. (A) | 1,174 | 49,008 |
| Managed Health Care – 0.9% | | |
| Anthem, Inc. | 207 | 27,201 |
| Pharmaceuticals – 2.9% | | |
| Teva Pharmaceutical Industries Ltd. ADR | 1,764 | 88,606 |
| Total Health Care – 18.1% | | 546,999 |
| Industrials | | |
| Building Products – 1.0% | | |
| Advanced Drainage Systems, Inc. | 1,119 | 30,636 |
| Construction & Engineering – 0.2% | | |
| Abengoa S.A., Class B (A)(D) | 16,495 | 4,548 |
| Total Industrials – 1.2% | | 35,184 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Information Technology | | |
| Application Software – 12.5% | | |
| ACI Worldwide, Inc. (A) | 5,407 | $ 105,483 |
| Aspen Technology, Inc. (A)(C) | 4,242 | 170,713 |
| Globant S.A. (A) | 813 | 31,981 |
| Mobileye N.V. (A) | 591 | 27,287 |
| Silver Spring Networks, Inc. (A)(C) | 3,624 | 44,026 |
| | | 379,490 |
| Data Processing & Outsourced Services – 13.3% | | |
| Alliance Data Systems Corp. (A) | 700 | 137,173 |
| Euronet Worldwide, Inc. (A) | 1,794 | 124,145 |
| EVERTEC, Inc. | 1,097 | 17,052 |
| QIWI plc ADR | 1,442 | 18,888 |
| WNS (Holdings) Ltd. ADR (A)(C) | 3,921 | 105,874 |
| | | 403,132 |
| Electronic Components – 2.5% | | |
| Universal Display Corp. (A) | 1,088 | 73,763 |
| Internet Software & Services – 10.0% | | |
| Alibaba Group Holding Ltd. ADR (A) | 453 | 35,995 |
| Alphabet, Inc., Class A (A) | 86 | 60,292 |
| Alphabet, Inc., Class C (A) | 112 | 77,182 |
| Facebook, Inc., Class A (A) | 953 | 108,909 |
| Pandora Media, Inc. (A) | 1,665 | 20,727 |
| | | 303,105 |
| IT Consulting & Other Services – 4.7% | | |
| Acxiom Corp. (A)(C) | 4,383 | 96,393 |
| CSRA, Inc. | 815 | 19,086 |
| Virtusa Corp. (A) | 935 | 27,011 |
| | | 142,490 |
| Semiconductor Equipment – 1.6% | | |
| Nanometrics, Inc. (A) | 835 | 17,368 |
| Photronics, Inc. (A)(C) | 3,419 | 30,464 |
| | | 47,832 |
| Semiconductors – 18.5% | | |
| Cypress Semiconductor Corp. | 5,323 | 56,159 |
| Dialog Semiconductor plc (A)(D) | 884 | 26,488 |
| Marvell Technology Group Ltd. | 3,125 | 29,776 |
| Micron Technology, Inc. (A) | 9,969 | 137,175 |
| Microsemi Corp. (A) | 3,197 | 104,481 |
| NXP Semiconductors N.V. (A) | 1,146 | 89,754 |
| Rambus, Inc. (A) | 4,298 | 51,919 |
| Semtech Corp. (A) | 2,315 | 55,234 |
| Silicon Laboratories, Inc. (A) | 165 | 8,027 |
| | | 559,013 |
| Systems Software – 3.8% | | |
| Microsoft Corp. | 2,266 | 115,931 |
| Technology Hardware, Storage & Peripherals – 0.5% | | |
| Apple, Inc. | 159 | 15,191 |
| Total Information Technology – 67.4% | | 2,039,947 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Materials | | |
| Commodity Chemicals – 0.3% | | |
| BioAmber, Inc. (A)(C) | 3,138 | $ 9,350 |
| Fertilizers & Agricultural Chemicals – 0.0% | | |
| Marrone Bio Innovations, Inc. (A)(C) | 1,828 | 1,499 |
| Total Materials – 0.3% | | 10,849 |
| Telecommunication Services | | |
| Alternative Carriers – 1.9% | | |
| Zayo Group Holdings, Inc. (A) | 2,039 | 56,941 |
| Total Telecommunication Services – 1.9% | | 56,941 |
| Utilities | | |
| Renewable Electricity – 1.0% | | |
| Atlantica Yield plc (A) | 1,610 | 29,919 |
| Total Utilities – 1.0% | | 29,919 |
| TOTAL COMMON STOCKS – 94.7% | | $2,866,945 |
| (Cost: $1,925,871) | | |

| WARRANTS | | |
|---|---|---|
| Commodity Chemicals – 0.0% | | |
| BioAmber, Inc., expires 5–9–17 (C)(E) | 1,423 | 540 |
| Fertilizers & Agricultural Chemicals – 0.0% | | |
| Marrone Bio Innovations, Inc., expires 8–20–23 (C)(E)(F) | 1,380 | —* |
| TOTAL WARRANTS – 0.0% | | $ 540 |
| (Cost: $167) | | |

| CORPORATE DEBT SECURITIES | Principal | |
|---|---|---|
| Materials | | |
| Fertilizers & Agricultural Chemicals – 0.5% | | |
| Marrone Bio Innovations, Inc., 8.000%, 8–20–20 (C)(F) | $13,800 | 14,079 |
| Total Materials – 0.5% | | 14,079 |
| TOTAL CORPORATE DEBT SECURITIES – 0.5% | | $ 14,079 |
| (Cost: $13,800) | | |

| SHORT-TERM SECURITIES | | |
|---|---|---|
| Commercial Paper (G) – 4.5% | | |
| Baxter International, Inc., 0.740%, 7–13–16 | 7,500 | 7,498 |
| Becton Dickinson & Co., 0.750%, 7–18–16 | 10,000 | 9,996 |

JUNE 30, 2016

| SHORT-TERM SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Commercial Paper (G)** (Continued) | | |
| BorgWarner, Inc., | | |
| 0.700%, 7–6–16 . . . . . . . . . . . . . . | $10,000 | $ 9,999 |
| Caterpillar Financial Services Corp. (GTD by Caterpillar, Inc.), | | |
| 0.470%, 7–26–16 . . . . . . . . . . . . . | 8,000 | 7,997 |
| Ecolab, Inc.: | | |
| 0.620%, 7–1–16 . . . . . . . . . . . . . . | 5,000 | 5,000 |
| 0.730%, 7–11–16 . . . . . . . . . . . . | 5,000 | 4,999 |
| 0.740%, 7–15–16 . . . . . . . . . . . . | 5,000 | 4,999 |
| Harley-Davidson Financial Services (GTD by Harley-Davidson Credit Corp.), | | |
| 0.740%, 7–13–16 . . . . . . . . . . . . | 5,000 | 4,999 |
| J.M. Smucker Co. (The), | | |
| 0.620%, 7–6–16 . . . . . . . . . . . . . . | 8,000 | 7,999 |
| Kellogg Co., | | |
| 0.710%, 7–6–16 . . . . . . . . . . . . . . | 5,000 | 4,999 |
| Kroger Co. (The), | | |
| 0.600%, 7–5–16 . . . . . . . . . . . . . | 15,000 | 14,999 |
| Mondelez International, Inc., | | |
| 0.690%, 7–6–16 . . . . . . . . . . . . . . | 10,000 | 9,999 |

| SHORT-TERM SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Commercial Paper (G)** (Continued) | | |
| NBCUniversal Enterprise, Inc.: | | |
| 0.650%, 7–6–16 . . . . . . . . . . . . . | $5,000 | $ 4,999 |
| 0.750%, 7–20–16 . . . . . . . . . . . | 5,000 | 4,998 |
| Novartis Finance Corp. (GTD by Novartis AG), | | |
| 0.360%, 7–1–16 . . . . . . . . . . . . . | 5,000 | 5,000 |
| PepsiCo, Inc., | | |
| 0.400%, 7–20–16 . . . . . . . . . . . | 5,000 | 4,999 |
| Rockwell Automation, Inc., | | |
| 0.640%, 7–14–16 . . . . . . . . . . . . | 8,707 | 8,705 |
| Wisconsin Electric Power Co., | | |
| 0.600%, 7–7–16 . . . . . . . . . . . . . | 5,000 | 4,999 |
| Wisconsin Gas LLC: | | |
| 0.460%, 7–12–16 . . . . . . . . . . . . | 5,000 | 4,999 |
| 0.640%, 7–13–16 . . . . . . . . . . . . | 4,000 | 3,999 |
| | | 136,181 |
| **Master Note – 0.1%** | | |
| Toyota Motor Credit Corp., | | |
| 0.590%, 7–6–16 (H) . . . . . . . . . . | 3,235 | 3,235 |

| SHORT-TERM SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **United States Government Agency Obligations – 0.2%** | | |
| Overseas Private Investment Corp. (GTD by U.S. Government), | | |
| 0.390%, 7–7–16 (H) . . . . . . . | $5,500 | $ 5,500 |
| **TOTAL SHORT-TERM SECURITIES – 4.8%** | | $ 144,916 |
| (Cost: $144,921) | | |
| **TOTAL INVESTMENT SECURITIES – 100.0%** | | $3,026,480 |
| (Cost: $2,084,759) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0%** | | 556 |
| **NET ASSETS – 100.0%** | | $3,027,036 |

Notes to Schedule of Investments

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) All or a portion of securities with an aggregate value of $4,662 have been pledged as collateral on open written options.

(C) Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(D) Listed on an exchange outside the United States.

(E) Warrants entitle the Fund to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(F) Restricted securities. At June 30, 2016, the Fund owned the following restricted securities:

| Security | Acquisition Date(s) | Principal | Cost | Market Value |
|---|---|---|---|---|
| Marrone Bio Innovations, Inc., 8.000%, 08–20–20 | 8–20–15 | $13,800 | $13,800 | $14,079 |
| | | Shares | | |
| Marrone Bio Innovations, Inc., expires 8–20–23 | 8–20–15 | 1,380 | — | —* |
| | | | $13,800 | $14,079 |

The total value of these securities represented 0.5% of net assets at June 30, 2016.

(G) Rate shown is the yield to maturity at June 30, 2016.

(H) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2016. Date shown represents the date that the variable rate resets.

The following written options were outstanding at June 30, 2016 (contracts and exercise prices unrounded):

| Underlying Security | Counterparty, if OTC | Type | Number of Contracts | Expiration Month | Exercise Price | Premium Received | Value |
|---|---|---|---|---|---|---|---|
| JD.com, Inc., Class A ADR | UBS AG | Put | 12,221 | August 2016 | $24.00 | $4,338 | $(3,636) |

JUNE 30, 2016

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

|  | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | | | |
| Consumer Discretionary | $ 83,879 | $ — | $— |
| Consumer Staples | 4,907 | — | — |
| Financials | 58,320 | — | — |
| Health Care | 546,999 | — | — |
| Industrials | 30,636 | 4,548 | — |
| Information Technology | 2,013,459 | 26,488 | — |
| Materials | 10,849 | — | — |
| Telecommunication Services | 56,941 | — | — |
| Utilities | 29,919 | — | — |
| Total Common Stocks | $2,835,909 | $ 31,036 | $— |
| Warrants | — | 540 | — |
| Corporate Debt Securities | — | 14,079 | — |
| Short-Term Securities | — | 144,916 | — |
| Total | $2,835,909 | $190,571 | $— |
| **Liabilities** | | | |
| Written Options | $ — | $ 3,636 | $— |

During the year ended June 30, 2016, securities totaling $75,180 were transferred from Level 1 to Level 2. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on June 30, 2016. Securities totaling $2,732 were transferred from Level 1 to Level 2 due to the lack of observable market data due to decreased market activity or information for these securities. Transfers out of Level 1 represent the values as of the beginning of the reporting period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
OTC = Over the Counter
REIT = Real Estate Investment Trust

## Country Diversification

(as a % of net assets)

| | |
|---|---|
| United States | 79.8% |
| Israel | 4.0% |
| India | 3.5% |
| Netherlands | 3.0% |
| China | 1.2% |
| Spain | 1.2% |
| Bermuda | 1.0% |
| Other Countries | 1.5% |
| Other+ | 4.8% |

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.



Timothy Miller

*Below, Timothy Miller, CFA, portfolio manager of the Waddell & Reed Advisors Small Cap Fund, discusses positioning, performance and results for the fiscal year ended June 30, 2016. He has managed the Fund since 2010 and has 37 years of investment experience*

**Fiscal Year Performance**

For the 12 Months Ended June 30, 2016

| | |
|---|---|
| Waddell & Reed Advisors Small Cap Fund (Class A shares at net asset value) | −4.76% |
| Waddell & Reed Advisors Small Cap Fund (Class A shares including sales charges) | −10.23% |
| Benchmark(s) and/or Lipper Category | |
| Russell 2000 Growth Index<br>(generally reflects the performance of small-company growth stocks) | −10.75% |
| Lipper Small-Cap Growth Funds Universe Average<br>(generally reflects the performance of the universe of funds with similar investment objectives) | −10.41% |

*Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.*

## Key drivers

The small-cap market proved to be disappointing for investors over the past fiscal year ended June 30, 2016. After holding a relatively flat pattern from the beginning of 2014 until the end of calendar year 2015, the small-cap growth index fell sharply from late December 2015 through early February 2016. Issues affecting the stocks were numerous, led by domestic recession fears, collapsing oil prices, widening credit spreads, and the prospect of Federal Reserve interest rate hikes. The result was a double-digit decline for the Russell 2000 Growth Index, the Fund's primary benchmark. In general, small caps underperformed both large- and mid-cap stocks for the fiscal year, and small-cap growth slightly lagged small-cap value as well. All hope was not lost, however, as the index staged a nice rally from February 2016 to the end of June 2016. The plethora of fears proved to be overly pessimistic, and a rally in oil prices relieved some of the aforementioned concerns.

## Contributors and detractors over the period

Two noteworthy and unrelated trends had an inordinate impact on the index and the Fund over the past fiscal year. The first was the end of the powerful, multi-year uptrend in the small-cap biotech and pharmaceutical stocks. This group makes up as much as 13% of the index and the stocks tend to trade as a group (with the exception of a periodic explosion up or down for individual stocks based on drug success or failure). The fundamental drivers of biotech stocks over the past few years were many. A strong commercialization cycle of large revenue-generating drugs raised expectations for everyone's pipeline. A promising innovation cycle was fueled by easy access to capital in a friendly initial public offerings market buoyed by low interest rates and high valuations. A supportive Food & Drug Administration regulatory environment also eased the pathway for new drugs to market. So the forces behind the multi-year move were legitimate, but expectations and valuations were also rising to levels that were not incorporating much risk. A short 'tweet" message from the Hilary Clinton campaign, and the scandal at Valeant Pharmaceuticals International Inc. (not a holding) raised the issue of pharmaceutical pricing, which proved to be a trend-buster, and the subsequent carnage was significant. The biotech portion of the Russell 2000 Growth Index was down 40% for the fiscal year, with much of the decline occurring in the first part of this calendar year. The spillover effect on the rest of health care dragged the performance for the sector down 22% for the fiscal year. The health care sector represents about 26% of the index so the impact was substantial. The Fund's biotech exposure is principally derived via a total return swap, which provides an index-like position in the Russell 2000 Growth Index's biotech and pharmaceutical stocks. The weighting of the swap in the Fund has ranged from 0% to 3%, significantly below the benchmark, which resulted in a modest loss for the Fund versus the substantial decline in the index.

On the health care services front, the Fund focused on the attractive surgery center industry and temporary help sector with stocks like AmSurg Corp., Surgical Care Affiliates and AMN Healthcare Services. All three of these stocks were positive for the fiscal year. In the medical device industry, the Fund generated nice gains from Nevro Corp., and near the end of the fiscal year LDR Holding Corp. was acquired by Zimmer Corp. for a big premium. Another holding in the Fund, ExamWorks, was also acquired for a premium during the period. The outlook for the sector is a bit mixed, however, as macro trends remain supportive of the sector, but regulatory trends have turned more negative and the momentum on new drug commercialization has slowed. Merger and acquisition activity remains a good likelihood but is a difficult situation to predict.

The second major negative trend for small caps was the sharp correction in oil prices. And oil's impact on small caps goes well beyond the small weighting of energy in the index. Oil prices collapsed over the past fiscal year from the low $60s per barrel to the mid $20s per barrel. The inflection point was somewhere in the $30s, where virtually all production in the U.S.

becomes uneconomic. The result of this downtrend was a sharp correction in drilling and economic activity in all of the oil producing regions of the country. The unforeseen impact was on all of the peripheral industries supporting oil production, from transports to banks to machinery to lodging, retail and restaurants. High yield bond spreads in the energy sector widened dramatically and dragged general credit spreads wider. The admittedly small energy sector was down a whopping 41% for the year, but it pressured the industrials, materials, and transportation sectors as well. It seemed that the oil price "dividend" for consumers was overwhelmed by the damage it inflicted on the rest of the economy. These two powerful forces were the primary drag on small-cap performance over the past 12-month period. The oil sector rallied at the end of the fiscal year as oil prices recovered back to the $40-50 range.

In the energy sector, the Fund generated a gain for the year versus a decline in the benchmark. The strategy employed was to focus on the exploration and production (E&P) companies primarily in the lowest cost, most prolific basin, which is the Permian Basin of West Texas. In addition, the Fund emphasized companies with the best reserve positions, lowest debt and most efficient operations. Stocks such as Diamondback Energy, RSP Permian, and Parsley Energy generated gains for the Fund over the 12-month period. The strategy going forward will be to maintain an overweight in the sector focused on what we believe to be the higher quality E&P companies with an eye toward broadening out the positions and considering exposure to the oil service sector. Toward the end of the fiscal year it was becoming clear that domestic oil production has contracted meaningfully, inventories have begun to decline, and the global supply/demand balance has shifted more favorably for oil prices. A moderate improvement in oil prices is a good recipe for many sectors of the economy and should likely be favorable for the stock market as well.

The key growth sectors of the index — technology, health care, and consumer discretionary — were all in the red for the 12-month period, which made it difficult to generate positive returns in the Fund. The Fund, however, outperformed its benchmark by over the period, limiting losses for investors. Conservative positioning in the health care and consumer discretionary sectors mentioned above was a significant contributor to the outperformance, as was a strong positive return generated in the technology sector.

In the case of the Fund's technology holdings, the strategy to focus on what we believe to be higher quality, recurring revenue, service oriented business models proved successful. Fund performance benefitted from holdings such as SAAS (software as a service) companies like Ultimate Software and Tyler Technologies; tech services companies like Jack Henry & Associates and Manhattan Associates; and the initiation during the fiscal year of positions in the defense technology services industry with Booz Allen Hamilton, CACI International and defense electronics via Mercury Systems. The defense sector has been under Federal budget pressure for the past 4-5 years but we are seeing that this trend is reversing in the budget cycle for the next few years, with particular growth in spending for cyber security and technology systems. Looking ahead, we also expect to see renewed acceleration in global communication equipment spending, which we believe will benefit a number of our component, semiconductor and contract manufacturing positions.

The consumer discretionary sector was quite erratic in spite of the strongly favorable macro trends, which included strong job growth, plunging oil prices and historic low interest rates. The Fund navigated through this confusion fortunately with more weight on the winners than the disappointments, which led to a positive attribution for the fiscal year. The largest contributor was ski resort owner/operator Vail Resorts. The stock never buckled during the market corrections as we believe that investors appreciated the dominant position of the company and its amazingly stable financial model in spite of the weather variations that can affect visitation at its resorts. The company's successful takeover of Park City Mountain Resort in Utah added another marquee property to its global diversification of resorts, which fuels the success of its season pass-driven business model. Other winners in this sector included Pool Corp., Dave & Buster's Entertainment, Core-Mark Holding Co. and Texas Roadhouse. These and others more than offset surprising weakness from a number of retailers including Oxford Industries and Kate Spade. The retail industry is facing secular challenges from e-commerce and consumer spending trends moving away from retail, so the Fund will attempt to follow the growth areas of this sector.

The primary drag on performance for the Fund came from the banking and capital markets sectors, both of whose weightings were reduced. Capital market names were clearly impacted by the poor and volatile stock markets, and banks suffered from the unprecedented weakness in interest rates. With no end in sight for weakness in global interest rates, the Fund reduced its positions in banks, but was gifted near the end of the fiscal year with another take-out as Private Bancorp (a holding at the time) was acquired by CIBC of Canada.

## Outlook

We believe the upcoming fiscal year holds promise for better returns from the small-cap sector, but the tenuous global macro condition will keep the Fund more concentrated in the aforementioned domestic service sectors of technology, health care and consumer; while pursuing out-of-favor growth opportunities in energy, industrials and financials.

**Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.**

**Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.**

**Investing in small-cap stocks may carry more risk than investing in stocks of larger, more well-established companies. Prices of growth stocks may be more sensitive to changes in current or expected earning s than the prices of other stocks. Growth stocks may not perform as well as value stocks or the stock market in general. The use of swap agreements entails certain risks that may be different from, or possibly greater than, the risks associated with investing directly in the referenced assets that underlie the swap agreement. Swap agreements also may have a leverage component, and adverse changes in the value or level of the underlying asset, reference rate or index can result in gains or losses that are substantially greater than the amount invested in the swap itself. These and other risks are more fully described in the Fund's prospectus.**

**The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

**The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Small Cap Fund's performance.**

# PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF JUNE 30, 2016 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Stocks | 94.4% |
| Information Technology | 29.3% |
| Consumer Discretionary | 21.8% |
| Health Care | 17.3% |
| Industrials | 10.0% |
| Financials | 7.1% |
| Energy | 5.6% |
| Consumer Staples | 2.2% |
| Materials | 1.1% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 5.6% |

## Lipper Rankings

| Category: Lipper Small-Cap Growth Funds | Rank | Percentile |
|---|---|---|
| 1 Year | 94/556 | 17 |
| 3 Year | 129/491 | 27 |
| 5 Year | 188/440 | 43 |
| 10 Year | 40/311 | 13 |

*Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.*

## Top 10 Equity Holdings

| Company | Sector | Industry |
|---|---|---|
| Ultimate Software Group, Inc. (The) | Information Technology | Application Software |
| Vail Resorts, Inc. | Consumer Discretionary | Leisure Facilities |
| AMN Healthcare Services, Inc. | Health Care | Health Care Services |
| Watsco, Inc. | Industrials | Trading Companies & Distributors |
| Pool Corp. | Consumer Discretionary | Distributors |
| Jack Henry & Associates, Inc. | Information Technology | Data Processing & Outsourced Services |
| Manhattan Associates, Inc. | Information Technology | Application Software |
| Dave & Buster's Entertainment, Inc. | Consumer Discretionary | Restaurants |
| Booz Allen Hamilton Holding Corp. | Information Technology | IT Consulting & Other Services |
| SVB Financial Group | Financials | Regional Banks |

*See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.*

*+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

# COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT SMALL CAP FUND

(UNAUDITED)



| | Small Cap Fund, Class A Shares[1] | $20,570 |
|---|---|---|
| | Russell 2000 Growth Index | $19,939 |

*Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.*

(1)*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

| Average Annual Total Return[2] | Class A[3] | Class B[4] | Class C | Class Y |
|---|---|---|---|---|
| 1-year period ended 6-30-16 | -10.23% | -9.01% | -5.60% | -4.42% |
| 5-year period ended 6-30-16 | 6.46% | 6.39% | 6.83% | 8.18% |
| 10-year period ended 6-30-16 | 7.48% | 7.20% | 7.22% | 8.64% |

(2)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.*

(3)*Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4)*Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.*

*Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.*

SCHEDULE OF INVESTMENTS SMALL CAP FUND *(in thousands)*

JUNE 30, 2016

| COMMON STOCKS | Shares | Value |
|---|---|---|
| Consumer Discretionary | | |
| Apparel, Accessories & Luxury Goods – 1.7% | | |
| Kate Spade & Co. (A) | 223 | $ 4,596 |
| Oxford Industries, Inc. | 161 | 9,139 |
| | | 13,735 |
| Automotive Retail – 2.0% | | |
| Monro Muffler Brake, Inc. | 252 | 15,992 |
| Broadcasting – 0.2% | | |
| Townsquare Media, Inc. (A) | 221 | 1,745 |
| Casinos & Gaming – 0.8% | | |
| Penn National Gaming, Inc. (A) | 448 | 6,254 |
| Distributors – 4.3% | | |
| Core-Mark Holding Co., Inc. | 343 | 16,082 |
| Pool Corp. | 198 | 18,599 |
| | | 34,681 |
| General Merchandise Stores – 2.0% | | |
| Burlington Stores, Inc. (A) | 120 | 8,025 |
| Ollie's Bargain Outlet Holdings, Inc. (A) | 311 | 7,741 |
| | | 15,766 |
| Homebuilding – 0.4% | | |
| Installed Building Products, Inc. (A) | 81 | 2,954 |
| Internet Retail – 0.8% | | |
| Travelport Worldwide Ltd. | 480 | 6,185 |
| Leisure Facilities – 3.6% | | |
| Vail Resorts, Inc. | 213 | 29,374 |
| Restaurants – 5.7% | | |
| Dave & Buster's Entertainment, Inc. (A) | 368 | 17,199 |
| Fiesta Restaurant Group, Inc. (A) | 333 | 7,260 |
| Sonic Corp. (B) | 272 | 7,360 |
| Texas Roadhouse, Inc., Class A | 312 | 14,223 |
| | | 46,042 |
| Specialty Stores – 0.3% | | |
| Party City Holdco, Inc. (A) | 151 | 2,106 |
| Total Consumer Discretionary – 21.8% | | 174,834 |
| Consumer Staples | | |
| Packaged Foods & Meats – 2.2% | | |
| Lance, Inc. (B) | 356 | 12,073 |
| TreeHouse Foods, Inc. (A) | 57 | 5,831 |
| | | 17,904 |
| Total Consumer Staples – 2.2% | | 17,904 |
| Energy | | |
| Oil & Gas Drilling – 0.3% | | |
| Patterson-UTI Energy, Inc. | 131 | 2,793 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Oil & Gas Equipment & Services – 0.2% | | |
| Superior Energy Services, Inc. | 67 | $ 1,237 |
| Oil & Gas Exploration & Production – 5.1% | | |
| Diamondback Energy, Inc. (A) | 140 | 12,760 |
| Matador Resources Co. (A) | 348 | 6,895 |
| Parsley Energy, Inc., Class A (A) | 195 | 5,263 |
| RSP Permian, Inc. (A) | 295 | 10,303 |
| Viper Energy Partners L.P. | 294 | 5,483 |
| | | 40,704 |
| Total Energy – 5.6% | | 44,734 |
| Financials | | |
| Asset Management & Custody Banks – 1.5% | | |
| Janus Capital Group, Inc. | 326 | 4,531 |
| WisdomTree Investment, Inc. | 771 | 7,552 |
| | | 12,083 |
| Real Estate Services – 1.7% | | |
| RE/MAX Holdings, Inc., Class A | 347 | 13,978 |
| Regional Banks – 3.9% | | |
| Cathay General Bancorp | 99 | 2,801 |
| Home BancShares, Inc. | 562 | 11,122 |
| SVB Financial Group (A) | 179 | 17,043 |
| | | 30,966 |
| Total Financials – 7.1% | | 57,027 |
| Health Care | | |
| Health Care Equipment – 3.2% | | |
| DexCom, Inc. (A) | 182 | 14,417 |
| Nevro Corp. (A) | 156 | 11,484 |
| | | 25,901 |
| Health Care Facilities – 3.1% | | |
| AmSurg Corp. (A) | 191 | 14,787 |
| Surgical Care Affiliates, Inc. (A) | 217 | 10,349 |
| | | 25,136 |
| Health Care Services – 5.3% | | |
| AMN Healthcare Services, Inc. (A) | 688 | 27,479 |
| Ensign Group, Inc. (The) | 376 | 7,900 |
| ExamWorks Group, Inc. (A) | 195 | 6,794 |
| | | 42,173 |
| Health Care Supplies – 2.5% | | |
| LDR Holding Corp. (A) | 431 | 15,929 |
| Penumbra, Inc. (A) | 76 | 4,498 |
| | | 20,427 |
| Health Care Technology – 1.1% | | |
| Medidata Solutions, Inc. (A) | 182 | 8,540 |
| Life Sciences Tools & Services – 1.2% | | |
| Cambrex Corp. (A) | 189 | 9,767 |
| Managed Health Care – 0.9% | | |
| HealthEquity, Inc. (A) | 237 | 7,198 |
| Total Health Care – 17.3% | | 139,142 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Industrials | | |
| Aerospace & Defense – 0.8% | | |
| HEICO Corp. | 91 | $ 6,066 |
| Air Freight & Logistics – 0.9% | | |
| Hub Group, Inc. (A) | 189 | 7,267 |
| Building Products – 0.9% | | |
| Apogee Enterprises, Inc. | 152 | 7,045 |
| Diversified Support Services – 0.7% | | |
| Ritchie Bros. Auctioneers, Inc. | 175 | 5,902 |
| Office Services & Supplies – 0.5% | | |
| HNI Corp. | 91 | 4,235 |
| Trading Companies & Distributors – 4.8% | | |
| Beacon Roofing Supply, Inc. (A) | 135 | 6,157 |
| Rush Enterprises, Inc. (A) | 384 | 8,273 |
| Watsco, Inc. (B) | 171 | 24,030 |
| | | 38,460 |
| Trucking – 1.4% | | |
| Covenant Transportation Group, Inc., Class A (A) | 368 | 6,646 |
| Knight Transportation, Inc. | 168 | 4,476 |
| | | 11,122 |
| Total Industrials – 10.0% | | 80,097 |
| Information Technology | | |
| Application Software – 12.7% | | |
| Descartes Systems Group, Inc. (The) (A)(C) | 398 | 7,622 |
| HubSpot, Inc. (A) | 151 | 6,557 |
| Manhattan Associates, Inc. (A) | 269 | 17,257 |
| Paycom Software, Inc. (A) | 337 | 14,562 |
| Tyler Technologies, Inc. (A) | 88 | 14,654 |
| Ultimate Software Group, Inc. (The) (A)(B) | 157 | 33,033 |
| Zendesk, Inc. (A) | 321 | 8,465 |
| | | 102,150 |
| Communications Equipment – 0.6% | | |
| Lumentum Holdings, Inc. (A) | 199 | 4,809 |
| Data Processing & Outsourced Services – 2.8% | | |
| Echo Global Logisitics, Inc. (A) | 208 | 4,672 |
| Jack Henry & Associates, Inc. (B) | 204 | 17,803 |
| | | 22,475 |
| Electronic Manufacturing Services – 4.0% | | |
| Fabrinet (A) | 292 | 10,831 |
| MACOM Technology Solutions Holdings, Inc. (A) | 264 | 8,697 |
| Mercury Computer Systems, Inc. (A) | 518 | 12,880 |
| | | 32,408 |

JUNE 30, 2016

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **IT Consulting & Other Services – 4.9%** | | |
| Booz Allen Hamilton Holding Corp. | 580 | $ 17,182 |
| CACI International, Inc., Class A (A) | 99 | 8,923 |
| Science Applications International Corp. | 223 | 13,029 |
| | | 39,134 |
| **Semiconductor Equipment – 0.5%** | | |
| MaxLinear, Inc., Class A (A) | 237 | 4,256 |
| **Semiconductors – 2.3%** | | |
| Acacia Communications, Inc. (A) | 59 | 2,349 |
| Monolithic Power Systems, Inc. | 110 | 7,481 |
| Power Integrations, Inc. (B) | 171 | 8,537 |
| | | 18,367 |
| **Systems Software – 1.5%** | | |
| Proofpoint, Inc. (A) | 188 | 11,829 |
| **Total Information Technology – 29.3%** | | 235,428 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Materials** | | |
| **Construction Materials – 1.1%** | | |
| Eagle Materials, Inc. | 47 | $ 3,626 |
| Summit Materials, Inc., Class A (A) | 125 | 2,549 |
| U.S. Concrete, Inc. (A) | 42 | 2,540 |
| | | 8,715 |
| **Total Materials – 1.1%** | | 8,715 |
| **TOTAL COMMON STOCKS – 94.4%** | | $757,881 |
| (Cost: $564,272) | | |

| SHORT-TERM SECURITIES | Principal | |
|---|---|---|
| **Commercial Paper (D) – 4.0%** | | |
| BMW U.S. Capital LLC (GTD by BMW AG), 0.390%, 7–13–16 | $5,000 | 4,999 |
| Campbell Soup Co., 0.750%, 7–21–16 | 5,000 | 4,998 |
| Kroger Co. (The), 0.570%, 7–1–16 | 4,562 | 4,562 |

| SHORT-TERM SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Commercial Paper (D) (Continued)** | | |
| McCormick & Co., Inc., 0.570%, 7–1–16 | $ 2,500 | $ 2,500 |
| Virginia Electric and Power Co., 0.650%, 7–21–16 | 10,000 | 9,996 |
| Wisconsin Gas LLC, 0.470%, 7–7–16 | 5,000 | 4,999 |
| | | 32,054 |
| **Master Note – 0.3%** | | |
| Toyota Motor Credit Corp., 0.590%, 7–6–16 (E) | 2,421 | 2,421 |
| **TOTAL SHORT-TERM SECURITIES – 4.3%** | | $ 34,475 |
| (Cost: $34,477) | | |
| **TOTAL INVESTMENT SECURITIES – 98.7%** | | $792,356 |
| (Cost: $598,749) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.3%** | | 10,039 |
| **NET ASSETS – 100.0%** | | $802,395 |

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) All or a portion of securities with an aggregate value of $1,264 are held in collateralized accounts for OTC derivatives collateral and is governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(C) Listed on an exchange outside the United States.

(D) Rate shown is the yield to maturity at June 30, 2016.

(E) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2016. Date shown represents the date that the variable rate resets.

The following total return swap agreements were outstanding at June 30, 2016:

| Counterparty | Number of Shares | Underlying Security | Termination Date | Notional Amount | Financing Fee[1][2] | Unrealized Depreciation |
|---|---|---|---|---|---|---|
| JPMorgan Chase Bank N.A. | 195,671 | Biotech Custom Index | 09/05/2016 | $17,777 | 1M LIBOR less 50 bps | $(1,195) |

(1) The Fund pays the financing fee multiplied by the notional amount each month.

(2) At the termination date, a net cash flow is exchanged where the market-linked total return is equivalent to the return of the underlying security less a financing rate, if any. As the payer, the Fund would receive payments on any net positive total return, and would owe payments in the event of a negative total return.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | $757,881 | $ — | $— |
| Short-Term Securities | — | 34,475 | — |
| Total | $757,881 | $34,475 | $— |
| **Liabilities** | | | |
| Total Return Swaps | $ — | $ 1,195 | $— |

During the year ended June 30, 2016, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

GTD = Guaranteed

(UNAUDITED)



Bradley M. Klapmeyer

*Below, Bradley M. Klapmeyer, CFA, portfolio manager of Waddell & Reed Advisors Tax-Managed Equity Fund, discusses positioning, performance and results for the fiscal year ended June 30, 2016. He has managed the Fund since 2014 and has 16 years of industry experience.*

### Fiscal Year Performance

For the 12 Months Ended June 30, 2016

| | |
|---|---|
| Waddell & Reed Advisors Tax-Managed Equity Fund (Class A shares at net asset value) | −2.94% |
| Waddell & Reed Advisors Tax-Managed Equity Fund (Class A shares including sales charges) | −8.54% |
| Benchmark(s) and/or Lipper Category | |
| Russell 1000 Growth Index <br> (generally reflects the performance of securities that represent the large-cap growth market) | 3.02% |
| Lipper Large-Cap Growth Funds Universe Average <br> (generally reflects the performance of the universe of funds with similar investment objectives) | −1.68% |

*Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.*

## Market conditions

Relative to prior years, the Russell 1000 Growth Index, the Fund's benchmark, recorded a more modest gain for the year ended June 30, 2016. However, a slight positive return falls far short of telling the story of what was a very volatile year in equities. At several points during the period the index was down nearly double digits, reflecting points of great stress and building fear. There were a couple material sell-offs during the fiscal year which were driven by a combination of weakening commodity prices, slowing global economic growth, particularly fears related to decelerating growth in China, soft U.S. economic growth, and fears around Federal Reserve (Fed) policy mistakes. A final bout of market volatility occurred near the end of the fiscal 12-month period and was related to the successful U.K. referendum to exit the European Union, an event commonly referred to as "Brexit." Notably, many of these concerns still exist upon exit of the measurement period.

The U.S. remains the bastion of hope (and growth) within an uncertain global macro environment. As such, investors continue to hold a more favorable view on the prospects for the U.S. economy and focus mainly on the positive indicators at work domestically such as employment gains, strong consumer, and low interest rates. However, these positive indicators should be balanced by manufacturing data that has bounced around no growth or low growth and the lingering concern around the willingness of businesses to put capital to work in an uncertain macro and political environment. Brexit was just another reminder of how quickly the current environment can change.

Although the Fed was a source of market fear from time to time, with the concern being that interest rates would rise too quickly, it was ultimately the Fed's policy decision, or withdrawal from raising rates, that worked to appease investors and drive a rebound in equities during the period.

Looking at the index return, factor performance indicates that dividend yield/dividend growth, return on capital, and return on equity were key stock characteristics in driving performance during the fiscal year. These factors imply that the market was directing investment toward the perceived safe stocks with dividend and strong returns as the screen. Growth factors were significantly out of favor with high beta, earnings per share estimate revisions, earnings per share growth and momentum characteristics all generating large negative returns.

Strategies employed, contributors and detractors

The Fund underperformed the Russell 1000 Growth benchmark during the fiscal year. Despite the underperformance, the Fund's philosophy has remained consistent — a process that identifies structurally advantaged companies that can generate superior levels of profitability and growth over time. In many cases short-term dislocations and volatility provided by macro uncertainty offer a favorable entry point for structurally advantaged businesses. The process does appreciate the near-term market debates, but tends to stress the importance of getting the maturity value correct and taking advantage of these periodic dislocations.

In terms of performance attribution, the Fund's underperformance was largely driven by the health care sector, due to both an overweight position and unfavorable stock selection. Security selection in telecommunications and an underweight position in consumer staples were other call outs driving unfavorable relative performance.

As aforementioned, health care was by far the biggest negative contributor to the Fund's relative performance during the measurement period. There have been several favorable tailwinds benefiting the health care sector over the past several years — exceptional innovation, strong commercial launches, a supportive Food and Drug Administration (FDA) and access to cheap funding — and many of these variables remained in place during the measurement period. However, there was a significant change in terms of perceived risk around the U.S. government enacting regulations to curb increases in drug prices. Furthermore, the government also made policy moves to end a practice called inversions, whereby companies would look to domicile outside the U.S. to a lower tax rate jurisdiction. The introduction of these overhangs deflated the sector multiple fairly rapidly despite no changes in near-term fundamentals.

In addition to those macro health care pressures, there were also stock specific performance issues for the Fund. Allergan plc, which was going to be acquired by Pfizer (not a holding), was down notably during the period as Pfizer decided to walk away from the acquisition post the U.S. Treasury making new proposals that would curb the benefit of an inversion. This event did not change Allergan's fundamentals but did take out the premium that Pfizer was paying for control. Shire Pharmaceuticals Group announced the acquisition of Baxalta, which became a debated deal and weighed on performance. PTC Therapeutics' (no longer a holding) request to the FDA for review of its Duchenne muscular dystrophy drug was rejected. Aratana Therapeutics (no longer a holding) announced delays to the timing of its commercialization efforts in the companion animal therapeutics space. Layered on top of a sector with negative sentiment, these company-specific disappointments only compounded the underperformance.

Consumer discretionary and technology provided positive attribution, although not material enough to overcome pressures in health care. In consumer discretionary, a significant overweight in Amazon.com and a new position in Lululemon Althletica helped contribute positively. Amazon's performance during the fiscal year was exceptional and driven by much needed improvements in margins and additional disclosures that showed a favorable growth and margin profile of its cloud computing business. In technology, positive contribution was generated by an overweight position in growers — Adobe Systems, Inc., salesforce.com, Inc. and Facebook, Inc. — and an underweight position in a non-grower — Apple, Inc.

## Outlook

Entering the next fiscal year feels a little like déjà vu as many of the debates from the prior measurement period remain on the table — global growth instability and the timing of the Fed's move to a "less accommodative" fiscal policy. The latter issue has now evolved into the "pace" at which the Fed will move interest rates higher. Although the tone should generally remain positive regarding sustainable growth out of the U.S. economy, likely in the 2.5%-3.0% range, an economy rarely perpetually stays at 2.5% growth, instead either moving into stronger growth territory or heading toward recessionary levels. We believe the direction of the U.S. economy will become a larger focal point in the coming fiscal period.

Global macro indicators remained weak during the fiscal period, with the latest round of data indicating a continued deceleration in the growth rate in China and other emerging economies and only a modestly improving Europe. As per the playbook, central banks around the world continue to ease monetary policy — creating liquidity and devaluing their currencies — in an attempt to fuel some economic growth. Thus far, the easy monetary policy in the U.S., and one could argue thus far in Europe and Japan, has been an exercise of "pushing on a string." Furthermore, easy monetary policy to stimulate economies has created an environment in which countries are fighting for currency devaluation in order to import some growth. We think the global set-up remains tenuous and difficult.

We noted that the U.S. was being viewed as a temporary bastion of growth but it begs the questions, "is U.S. economic growth perpetually sustainable at 2.5%?" and "is a better global macro backdrop necessary to kick start the next growth cycle?" A possible explanation for the sudden market swings for risk exposure is that the U.S. economy continues to walk the line of slow growth, neither tipping toward strong growth nor recessionary territory but investors always fear they will miss either trade. With this view investors quickly flip from risk-on to risk-off without any real discernment of fundamentals, more so focusing on market characteristics, or factors (growth vs. value, beta vs. dividend yield, etc.), when deciding the next course of action.

Although the first interest rate hike is in the rearview, the market has switched to concern over how quickly the Fed is going to move rates higher or even if the U.S. economy is healthy enough to push rates up. The markets are rightfully concerned because low rates have provided a lot of liquidity and this liquidity has supported asset prices, and possibly the current modest growth in the U.S. economy. Investors' myopic focus on interest policy continues to validate how the market lacks true conviction in sustainable U.S. economic growth and illustrates the fragility of global growth. As such, even though the market saw a sharp move lower with the Brexit vote in the U.K, the recovery was swift as pundit commentary moved to how the central bankers, including the Fed, were going to have to maintain accommodative policy for longer. This implies that the low rates will be around for longer, and despite sustained low rates also being an indictment on the U.S. and global economy's ability to sustain growth, the markets typically react positively to accommodative policies.

The Fund's positioning for coming fiscal year ending June 30, 2017 will continue to focus on taking advantage of these sudden swings in risk appetite and more proactively adding exposure to long-term investments as factor divergences occur versus actual fundamental changes. There will be no change in the Fund's philosophy of seeking to find the subset of companies with strong business models that we believe also have maturity values materially higher than current levels.

(UNAUDITED)

This type of investment strategy when put into action argues for longer holding periods and lower turnover. Within this approach, the Fund will attempt to minimize taxable gains and income to shareholders. Thank you for your continued confidence and support.

**Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.**

**Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. Tax-management strategies may alter investment decisions and affect portfolio holdings, when compared to those of non-tax-managed mutual funds. Market conditions may limit the Fund's ability to generate tax losses or to generate dividend income taxed at favorable Federal income tax rates. These and other risks are more fully described in the Fund's prospectus.**

**The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

**The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Tax-Managed Equity Fund's performance.**

# PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF JUNE 30, 2016 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Stocks | **92.6%** |
| Information Technology | 29.5% |
| Health Care | 19.8% |
| Consumer Discretionary | 16.7% |
| Industrials | 12.3% |
| Consumer Staples | 8.1% |
| Energy | 3.6% |
| Telecommunication Services | 2.6% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 7.4% |

## Lipper Rankings

| Category: Lipper Large-Cap Growth Funds | Rank | Percentile |
|---|---|---|
| 1 Year | 433/678 | 64 |
| 3 Year | 119/621 | 20 |
| 5 Year | 225/547 | 42 |
| 10 Year | 54/395 | 14 |

*Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.*

## Top 10 Equity Holdings

| Company | Sector | Industry |
|---|---|---|
| Amazon.com, Inc. | Consumer Discretionary | Internet Retail |
| salesforce.com, Inc. | Information Technology | Application Software |
| Allergan plc | Health Care | Pharmaceuticals |
| Facebook, Inc., Class A | Information Technology | Internet Software & Services |
| Shire Pharmaceuticals Group plc ADR | Health Care | Pharmaceuticals |
| Apple, Inc. | Information Technology | Technology Hardware, Storage & Peripherals |
| Adobe Systems, Inc. | Information Technology | Application Software |
| Alphabet, Inc., Class A | Information Technology | Internet Software & Services |
| Panera Bread Co., Class A | Consumer Discretionary | Restaurants |
| Visa, Inc., Class A | Information Technology | Data Processing & Outsourced Services |

*See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.*

*+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

# COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

TAX-MANAGED EQUITY FUND

(UNAUDITED)



| | |
|---|---|
| Tax-Managed Equity Fund, Class A Shares[1] | $22,121 |
| Russell 1000 Growth Index | $23,205 |

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

| Average Annual Total Return[2] | Class A[3] | Class B[4] | Class C | Class Y |
|---|---|---|---|---|
| 1-year period ended 6-30-16 | -8.54% | -7.43% | -3.76% | — |
| 5-year period ended 6-30-16 | 9.44% | 9.51% | 9.76% | — |
| 10-year period ended 6-30-16 | 8.26% | 8.07% | 7.91% | — |
| Since Inception of Class through 6-30-16[5] | — | — | — | -1.42% |

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

(5)6-10-16 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

(UNAUDITED)

| Before- and After-Tax Returns[1] | 1-year period ended 6-30-16 | 5-year period ended 6-30-16 | 10-year period ended 6-30-16 | Since inception of Class through 6-30-16[6] |
|---|---|---|---|---|
| Class A[2] | | | | |
| Before Taxes | -8.54% | 9.44% | 8.26% | — |
| After Taxes on Distributions | -10.27% | 8.12% | 7.61% | — |
| After Taxes on Distributions and Sale of Fund Shares | -3.41%[3] | 7.41% | 6.72% | — |
| Class B[4] | | | | |
| Before Taxes | -7.43% | 9.51% | 8.07% | — |
| After Taxes on Distributions | -9.28% | 8.12% | 7.42% | — |
| After Taxes on Distributions and Sale of Fund Shares | -2.60%[3] | 7.49% | 6.56% | — |
| Class C | | | | |
| Before Taxes | -3.76% | 9.76% | 7.91% | — |
| After Taxes on Distributions | -5.65% | 8.37% | 7.23% | — |
| After Taxes on Distributions and Sale of Fund Shares | -0.51%[3] | 7.69% | 6.43% | — |
| Class Y | | | | |
| Before Taxes | — | — | — | -1.42% |
| After Taxes on Distributions | — | — | — | -1.42% |
| After Taxes on Distributions and Sale of Fund Shares | — | — | — | -0.80% |
| Russell 1000 Growth Index[5] | 3.02% | 12.35% | 8.78% | -1.26% |

(1)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.

(2)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(3)After-tax returns may be better than before-tax returns due to an assumed tax benefit from losses on a sale of the Fund's shares at the end of the period.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

(5)Reflects no deduction for fees, expenses or taxes.

(6)6-10-16 for Class Y shares (the date on which shares were first acquired by shareholders).

The table above shows average annual returns on a before-tax and after-tax basis. Returns Before Taxes shows the actual change in the value of the Fund shares over the periods shown, but does not reflect the impact of taxes on Fund distributions or the sale of Fund shares. The two after-tax returns take into account taxes that may be associated with owning Fund shares. Returns After Taxes on Distributions is the Fund's actual performance, adjusted by the effect of taxes on distributions made by the Fund during the period shown. Returns After Taxes on Distributions and Sale of Fund Shares is further adjusted to reflect the tax impact on any change in the value of Fund shares as if they had been sold on the last day of the period.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. After-tax returns are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts, or to shares held by non-taxable entities.

JUNE 30, 2016SCHEDULE OF INVESTMENTS TAX-MANAGED EQUITY FUND *(in thousands)*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| Consumer Discretionary | | |
| Apparel, Accessories & Luxury Goods – 1.8% | | |
| lululemon athletica, Inc. (A) | 93 | $ 6,877 |
| Cable & Satellite – 3.8% | | |
| Charter Communications, Inc., Class A (A) | 26 | 5,859 |
| Comcast Corp., Class A | 131 | 8,520 |
| | | 14,379 |
| Footwear – 1.3% | | |
| NIKE, Inc., Class B | 87 | 4,829 |
| Internet Retail – 7.1% | | |
| Amazon.com, Inc. (A) | 26 | 18,878 |
| priceline.com, Inc. (A) | 5 | 6,367 |
| TripAdvisor, Inc. (A) | 27 | 1,742 |
| | | 26,987 |
| Restaurants – 2.7% | | |
| Panera Bread Co., Class A (A) | 48 | 10,258 |
| Total Consumer Discretionary – 16.7% | | 63,330 |
| Consumer Staples | | |
| Brewers – 1.2% | | |
| Anheuser-Busch InBev S.A. ADR | 36 | 4,701 |
| Food Retail – 1.3% | | |
| Casey's General Stores, Inc. | 37 | 4,814 |
| Hypermarkets & Super Centers – 1.1% | | |
| Costco Wholesale Corp. | 28 | 4,342 |
| Packaged Foods & Meats – 2.4% | | |
| Blue Buffalo Pet Products, Inc. (A) | 204 | 4,771 |
| Mead Johnson Nutrition Co. | 50 | 4,555 |
| | | 9,326 |
| Personal Products – 1.0% | | |
| Estee Lauder Co., Inc. (The), Class A | 41 | 3,705 |
| Tobacco – 1.1% | | |
| Philip Morris International, Inc. | 40 | 4,048 |
| Total Consumer Staples – 8.1% | | 30,936 |
| Energy | | |
| Oil & Gas Equipment & Services – 3.6% | | |
| Halliburton Co. | 193 | 8,732 |
| Schlumberger Ltd. | 61 | 4,808 |
| | | 13,540 |
| Total Energy – 3.6% | | 13,540 |
| Health Care | | |
| Biotechnology – 6.2% | | |
| ACADIA Pharmaceuticals, Inc. (A) | 101 | 3,278 |
| Alexion Pharmaceuticals, Inc. (A) | 81 | 9,432 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Biotechnology (Continued) | | |
| Biogen, Inc. (A) | 10 | $ 2,515 |
| Gilead Sciences, Inc. | 44 | 3,654 |
| Incyte Corp. (A) | 46 | 3,647 |
| Vertex Pharmaceuticals, Inc. (A) | 13 | 1,153 |
| | | 23,679 |
| Health Care Equipment – 1.2% | | |
| DexCom, Inc. (A) | 59 | 4,680 |
| Health Care Facilities – 1.0% | | |
| HCA Holdings, Inc. (A) | 50 | 3,843 |
| Pharmaceuticals – 11.4% | | |
| Allergan plc (A) | 58 | 13,292 |
| Bristol-Myers Squibb Co. | 115 | 8,488 |
| Shire Pharmaceuticals Group plc ADR | 70 | 12,822 |
| Teva Pharmaceutical Industries Ltd. ADR | 170 | 8,534 |
| | | 43,136 |
| Total Health Care – 19.8% | | 75,338 |
| Industrials | | |
| Aerospace & Defense – 2.8% | | |
| Boeing Co. (The) | 44 | 5,714 |
| Raytheon Co. | 35 | 4,799 |
| | | 10,513 |
| Industrial Conglomerates – 1.5% | | |
| Danaher Corp. | 57 | 5,737 |
| Railroads – 3.7% | | |
| Kansas City Southern | 62 | 5,595 |
| Union Pacific Corp. | 96 | 8,358 |
| | | 13,953 |
| Research & Consulting Services – 2.5% | | |
| Verisk Analytics, Inc., Class A (A) | 116 | 9,430 |
| Trucking – 1.8% | | |
| J.B. Hunt Transport Services, Inc. | 87 | 7,041 |
| Total Industrials – 12.3% | | 46,674 |
| Information Technology | | |
| Application Software – 6.9% | | |
| Adobe Systems, Inc. (A) | 122 | 11,638 |
| salesforce.com, Inc. (A) | 187 | 14,818 |
| | | 26,456 |
| Data Processing & Outsourced Services – 7.2% | | |
| Alliance Data Systems Corp. (A) | 3 | 616 |
| FleetCor Technologies, Inc. (A) | 59 | 8,402 |
| MasterCard, Inc., Class A | 92 | 8,092 |
| Visa, Inc., Class A | 137 | 10,152 |
| | | 27,262 |
| Internet Software & Services – 7.3% | | |
| Alphabet, Inc., Class A (A) | 16 | 10,929 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Internet Software & Services (Continued) | | |
| Alphabet, Inc., Class C (A) | 5 | $ 3,756 |
| Facebook, Inc., Class A (A) | 114 | 13,028 |
| | | 27,713 |
| IT Consulting & Other Services – 2.2% | | |
| Cognizant Technology Solutions Corp., Class A (A) | 148 | 8,477 |
| Semiconductor Equipment – 2.5% | | |
| Lam Research Corp. | 111 | 9,348 |
| Technology Hardware, Storage & Peripherals – 3.4% | | |
| Apple, Inc. | 134 | 12,815 |
| Total Information Technology – 29.5% | | 112,071 |
| Telecommunication Services | | |
| Wireless Telecommunication Service – 2.6% | | |
| American Tower Corp., Class A | 70 | 7,907 |
| SBA Communications Corp. (A) | 20 | 2,148 |
| | | 10,055 |
| Total Telecommunication Services – 2.6% | | 10,055 |
| TOTAL COMMON STOCKS – 92.6% | | $351,944 |
| (Cost: $259,793) | | |

| SHORT-TERM SECURITIES | Principal | |
|---|---|---|
| Commercial Paper (B) – 6.5% | | |
| Becton Dickinson & Co., 0.730%, 7–12–16 | $3,000 | 2,999 |
| DTE Energy Co. (GTD by Detroit Edison Co.), 0.710%, 7–8–16 | 5,000 | 4,999 |
| J.M. Smucker Co. (The), 0.620%, 7–6–16 | 6,000 | 6,000 |
| Kroger Co. (The), 0.570%, 7–1–16 | 3,389 | 3,389 |
| Rockwell Automation, Inc., 0.650%, 7–21–16 | 5,000 | 4,998 |
| Wisconsin Electric Power Co., 0.600%, 7–7–16 | 2,500 | 2,500 |
| | | 24,885 |
| Master Note – 0.5% | | |
| Toyota Motor Credit Corp., 0.590%, 7–6–16 (C) | 1,969 | 1,969 |
| Municipal Obligations – 2.6% | | |
| Castle Rock, CO, Cert of Part, Ser 2008 (GTD by Wells Fargo Bank N.A.), 0.450%, 7–7–16 (C) | 3,700 | 3,700 |

JUNE 30, 2016

| SHORT-TERM SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Municipal Obligations (Continued) | | |
| MD Hlth and Higher Edu Fac Auth Rev Bonds, Anne Arundel Hlth Sys Issue, Ser 2009A (GTD by TD Bank N.A.), 0.390%, 7–7–16 (C) . . . . . . . . . . | $6,000 | $ 6,000 |
| | | 9,700 |
| TOTAL SHORT-TERM SECURITIES – 9.6% | | $ 36,554 |
| (Cost: $36,555) | | |
| TOTAL INVESTMENT SECURITIES – 102.2% | | $388,498 |
| (Cost: $296,348) | | |
| LIABILITIES, NET OF CASH AND OTHER ASSETS – (2.2)% | | (8,258) |
| NET ASSETS – 100.0% | | $380,240 |

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at June 30, 2016.

(C) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2016. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Assets | | | |
| Investments in Securities | | | |
| Common Stocks | $351,944 | $ — | $— |
| Short-Term Securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 36,554 | — |
| Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $351,944 | $36,554 | $— |

During the year ended June 30, 2016, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

See Accompanying Notes to Financial Statements.

(UNAUDITED)



Matthew T. Norris

*Below, Matthew T. Norris, CFA, portfolio manager of Waddell & Reed Advisors Value Fund, discusses positioning, performance and results for the fiscal year ended June 30, 2016. He has managed the Fund since inception and has 24 years of industry experience.*

**Fiscal Year Performance**

For the 12 Months Ended June 30, 2016

| | |
|---|---|
| Waddell & Reed Advisors Value Fund (Class A shares at net asset value) | −5.49% |
| Waddell & Reed Advisors Value Fund (Class A shares including sales charges) | −10.95% |
| Benchmark(s) and/or Lipper Category | |
| Russell 1000 Value Index (generally reflects the performance of large-company value style stocks) | 2.86% |
| Lipper Large-Cap Value Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives) | −1.21% |

*Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.*

## Key drivers

The U.S. economy continues its slow growth pattern. Corporate earnings are strong with many companies at historically high margins and equities have roughly tripled from their low in March 2009. The Federal Reserve (Fed) has employed many forms of loose monetary policy to stimulate this recovery, and now that approach is changing. The Fed raised interest rates in December 2015, and rates were expected to rise once or twice during 2016. Recent economic data and outside events such as "Brexit" have now put any interest rate increases in doubt. This is not a way to fight inflation, which remains low, but rather a plan to "normalize" interest rates at some level higher than zero. Heightened volatility is anticipated around these interest rate increases, as the market debates the ultimate impact.

## Contributors and detractors

The Fund underperformed the Russell 1000 Value Index, its benchmark, and its peer group for the year ended June 30, 2016. It was a slight positive 12-month period for value investing, with the index up 2.86%. Value investing has underperformed growth investing for the past few years, but recent trends have shifted in favor of value.

The Fund's underperformance during the period was due to a select number of individual holdings that underperformed. Health care was our worst sector, with names such as Teva Pharmaceuticals and HCA Holdings creating losses for the Fund. We still think these companies are worth holding in the portfolio – generic drugs and hospitals — even though the market decided to go elsewhere.

Technology also hurt, with Micron Technology, Inc. and Western Digital Corp., falling sharply. These companies make various types of memory chips and drives for information storage, which can be prone to volatility.

Two other sectors also underperformed in the period: Energy, where we have limited exposure, and financials. We feel nearly all financials are inexpensive, banks and insurance primarily, but we also believe there is a likelihood these sectors will remain cheap until clarity on interest rates emerge. We will be patient, because the expected returns to intrinsic value could be worth the wait.

The Fund performed well in consumer staples led by Ingredion, Inc. This company makes healthy food products and was somewhat undiscovered by the market when we purchased it a few years ago.

## Outlook

Last fiscal year we said caution was in order when it came to rising interest rates, and not to expect the double-digit return we had enjoyed in the past. This concern unfortunately turned out to be correct, with the S&P Index rising 3.99%. We still remain cautiously constructive on the equity markets, especially with individual names we find compelling. The Fed's potential tightening cycle is not to be taken lightly however, and must be watched and anticipated carefully. Higher interest rates are historically not supportive of higher equity prices. Surprisingly, even with one Fed interest rate hike in December, the 10 year Treasury note has continued to hit new lows. We think this is driven primarily by global flows. Even at a yield of 1.40%, that is still higher than many other developed countries.

On a macro level, we would expect to see a supportive backdrop with continued gross domestic product growth and lower unemployment. One potential risk is the volatility in oil prices, which makes it difficult for companies to budget long term. After falling throughout 2014 and 2015, oil prices appear to be on the rise but that is not certain. It oil prices stay low, there are benefits. The good side of lower oil is consumer spending, as cheap gasoline frees up the consumer dollar for other purchases.

Historically, the Fund has had a strong long-term performance record, but it has been affected by short term periods of volatility from quarter to quarter. As long-term investors, we typically view these bouts of volatility as opportunities and not threats. The Fund will continue to purchase what we think are high-quality companies whose stock prices are below what we believe to be fair value and be sellers of those same names when they reach what we believe to be appropriate valuation levels. We believe a bottom up, company-by-company analysis can produce solid returns over the long haul.

**Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.**

**Past performance is no guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.**

**Value stocks are stocks of companies that may have experienced adverse business or industry developments, or may be subject to special risks that have caused the stocks to be out of favor and, in the opinion of the Fund's manager, undervalued. The value of a security believed by the Fund's manager to be undervalued may never reach what the manager believes to be its full value, or such security's value may decrease. The use of derivatives presents several risks, including the risk that these instruments may change in value in a manner that adversely affects the Fund's NAV and the risk that fluctuations in the value of the derivatives may not correlate with securities markets or the underlying asset upon which the derivative's value is based. These and other risks are more fully described in the Fund's prospectus.**

**The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

**The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Value Fund's performance.**

ALL DATA IS AS OF JUNE 30, 2016 (UNAUDITED)

## Asset Allocation

| Stocks | 95.5% |
|---|---|
| Financials | 32.8% |
| Health Care | 15.3% |
| Information Technology | 11.6% |
| Energy | 10.0% |
| Consumer Discretionary | 9.9% |
| Consumer Staples | 7.4% |
| Utilities | 4.9% |
| Materials | 3.3% |
| Industrials | 0.3% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 4.5% |

## Lipper Rankings

| Category: Lipper Large-Cap Value Funds | Rank | Percentile |
|---|---|---|
| 1 Year | 415/494 | 84 |
| 3 Year | 369/436 | 85 |
| 5 Year | 314/394 | 80 |
| 10 Year | 117/285 | 41 |

*Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.*

## Top 10 Equity Holdings

| Company | Sector | Industry |
|---|---|---|
| Citigroup, Inc. | Financials | Other Diversified Financial Services |
| JPMorgan Chase & Co. | Financials | Other Diversified Financial Services |
| Microsoft Corp. | Information Technology | Systems Software |
| Duke Energy Corp. | Utilities | Electric Utilities |
| Capital One Financial Corp. | Financials | Consumer Finance |
| American International Group, Inc. | Financials | Multi-Line Insurance |
| MetLife, Inc. | Financials | Life & Health Insurance |
| Dow Chemical Co. (The) | Materials | Diversified Chemicals |
| Comcast Corp., Class A | Consumer Discretionary | Cable & Satellite |
| Hess Corp. | Energy | Integrated Oil & Gas |

*See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.*

*+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

# COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT VALUE FUND



| | | | |
|---|---|---|---|
| Value Fund, Class A Shares(1) | | | $16,326 |
| Russell 1000 Value Index | | | $18,130 |

*Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.*

(1)*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

| Average Annual Total Return(2) | Class A(3) | Class B(4) | Class C | Class Y |
|---|---|---|---|---|
| 1-year period ended 6-30-16 | -10.95% | -9.87% | -6.28% | -5.19% |
| 5-year period ended 6-30-16 | 6.76% | 6.60% | 7.08% | 8.43% |
| 10-year period ended 6-30-16 | 5.02% | 4.75% | 4.69% | 6.10% |

(2)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.*

(3)*Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4)*Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.*

*Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.*

SCHEDULE OF INVESTMENTS VALUE FUND *(in thousands)*

JUNE 30, 2016

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Consumer Discretionary** | | |
| Cable & Satellite – 3.2% | | |
| Comcast Corp., Class A | 364 | $ 23,716 |
| Casinos & Gaming – 2.0% | | |
| Las Vegas Sands, Inc. | 353 | 15,348 |
| General Merchandise Stores – 2.5% | | |
| Target Corp. | 269 | 18,761 |
| Housewares & Specialties – 2.2% | | |
| Newell Rubbermaid, Inc. | 336 | 16,295 |
| Total Consumer Discretionary – 9.9% | | 74,120 |
| **Consumer Staples** | | |
| Agricultural Products – 2.8% | | |
| Ingredion, Inc. | 161 | 20,869 |
| Drug Retail – 2.5% | | |
| CVS Caremark Corp. | 194 | 18,612 |
| Tobacco – 2.1% | | |
| Philip Morris International, Inc. | 151 | 15,349 |
| Total Consumer Staples – 7.4% | | 54,830 |
| **Energy** | | |
| Integrated Oil & Gas – 4.7% | | |
| Chevron Corp. | 114 | 11,961 |
| Hess Corp. | 381 | 22,904 |
| | | 34,865 |
| Oil & Gas Refining & Marketing – 2.7% | | |
| Marathon Petroleum Corp. (A) | 539 | 20,476 |
| Oil & Gas Storage & Transportation – 2.6% | | |
| Energy Transfer Partners L.P. | 150 | 5,691 |
| VTTI Energy Partners L.P. | 674 | 13,676 |
| | | 19,367 |
| Total Energy – 10.0% | | 74,708 |
| **Financials** | | |
| Consumer Finance – 5.8% | | |
| Capital One Financial Corp. | 429 | 27,265 |
| Synchrony Financial (B) | 635 | 16,055 |
| | | 43,320 |
| Life & Health Insurance – 3.3% | | |
| MetLife, Inc. | 621 | 24,719 |
| Mortgage REITs – 2.6% | | |
| American Capital Agency Corp. | 971 | 19,253 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Multi-Line Insurance – 3.7% | | |
| American International Group, Inc. (A) | 516 | $ 27,265 |
| Other Diversified Financial Services – 9.4% | | |
| Citigroup, Inc. (A) | 825 | 34,989 |
| JPMorgan Chase & Co. | 560 | 34,767 |
| | | 69,756 |
| Property & Casualty Insurance – 3.0% | | |
| Allstate Corp. (The) | 319 | 22,307 |
| Reinsurance – 2.5% | | |
| Reinsurance Group of America, Inc. | 195 | 18,921 |
| Specialized REITs – 2.5% | | |
| Communications Sales & Leasing, Inc. | 650 | 18,785 |
| Total Financials – 32.8% | | 244,326 |
| **Health Care** | | |
| Biotechnology – 2.7% | | |
| Amgen, Inc. | 135 | 20,510 |
| Health Care Facilities – 2.9% | | |
| HCA Holdings, Inc. (B) | 277 | 21,293 |
| Managed Health Care – 6.7% | | |
| Aetna, Inc. | 113 | 13,764 |
| Anthem, Inc. | 131 | 17,140 |
| Cigna Corp. | 88 | 11,289 |
| Humana, Inc. | 44 | 7,986 |
| | | 50,179 |
| Pharmaceuticals – 3.0% | | |
| Teva Pharmaceutical Industries Ltd. ADR | 445 | 22,353 |
| Total Health Care – 15.3% | | 114,335 |
| **Industrials** | | |
| Industrial Machinery – 0.3% | | |
| Eaton Corp. | 41 | 2,425 |
| Total Industrials – 0.3% | | 2,425 |
| **Information Technology** | | |
| IT Consulting & Other Services – 0.7% | | |
| Computer Sciences Corp. | 108 | 5,367 |
| Semiconductor Equipment – 1.4% | | |
| Lam Research Corp. | 127 | 10,684 |
| Semiconductors – 3.0% | | |
| Micron Technology, Inc. (A)(B) | 1,608 | 22,125 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Systems Software – 4.2% | | |
| Microsoft Corp. | 615 | $ 31,454 |
| Technology Hardware, Storage & Peripherals – 2.3% | | |
| Western Digital Corp. (A) | 357 | 16,848 |
| Total Information Technology – 11.6% | | 86,478 |
| **Materials** | | |
| Diversified Chemicals – 3.3% | | |
| Dow Chemical Co. (The) | 494 | 24,547 |
| Total Materials – 3.3% | | 24,547 |
| **Utilities** | | |
| Electric Utilities – 4.9% | | |
| Duke Energy Corp. | 322 | 27,633 |
| Exelon Corp. (A) | 241 | 8,759 |
| | | 36,392 |
| Total Utilities – 4.9% | | 36,392 |
| TOTAL COMMON STOCKS – 95.5% | | $ 712,161 |
| (Cost: $653,297) | | |

| SHORT-TERM SECURITIES | Principal | |
|---|---|---|
| Commercial Paper (C) – 4.5% | | |
| BorgWarner, Inc., 0.670%, 7–12–16 | $ 7,000 | 6,999 |
| CVS Health Corp., 0.630%, 7–1–16 | 5,000 | 5,000 |
| DTE Energy Co. (GTD by Detroit Edison Co.), 0.710%, 7–8–16 | 5,000 | 4,999 |
| Kroger Co. (The): | | |
| 0.570%, 7–1–16 | 3,419 | 3,419 |
| 0.650%, 7–6–16 | 10,000 | 9,999 |
| W.W. Grainger, Inc., 0.380%, 7–26–16 | 2,500 | 2,499 |
| | | 32,915 |
| Master Note – 0.0% | | |
| Toyota Motor Credit Corp., 0.590%, 7–6–16 (D) | 338 | 338 |
| TOTAL SHORT-TERM SECURITIES – 4.5% | | $ 33,253 |
| (Cost: $33,253) | | |
| TOTAL INVESTMENT SECURITIES – 100.0% | | $ 745,414 |
| (Cost: $686,550) | | |
| CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0% | | 89 |
| NET ASSETS – 100.0% | | $745,503 |

VALUE FUND *(in thousands)*

JUNE 30, 2016

Notes to Schedule of Investments

(A)All or a portion of securities with an aggregate value of $31,143 are held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(B)No dividends were paid during the preceding 12 months.

(C)Rate shown is the yield to maturity at June 30, 2016.

(D)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2016. Date shown represents the date that the variable rate resets.

The following written options were outstanding at June 30, 2016 (contracts and exercise prices unrounded):

| Underlying Security | Counterparty, if OTC | Type | Number of Contracts | Expiration Month | Exercise Price | Premium Received | Value |
|---|---|---|---|---|---|---|---|
| American International Group, Inc. | N/A | Call | 327 | July 2016 | $60.00 | $ 16 | $ (1) |
| Chevron Corp. | N/A | Put | 192 | July 2016 | 90.00 | 23 | (1) |
| Exelon Corp. | N/A | Call | 2,294 | July 2016 | 33.00 | 78 | (757) |
| Micron Technology, Inc. | N/A | Call | 1,700 | July 2016 | 15.00 | 27 | (37) |
| Newell Rubbermaid, Inc. | N/A | Put | 604 | September 2016 | 42.00 | 33 | (41) |
| Synchrony Financial | N/A | Put | 1,455 | August 2016 | 22.00 | 47 | (54) |
| VTTI Energy Partners L.P. | N/A | Put | 553 | July 2016 | 20.00 | 125 | (36) |
| Western Digital Corp. | N/A | Call | 479 | July 2016 | 55.00 | 25 | (5) |
| | | | | | | $374 | $(932) |

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | $712,161 | $ — | $— |
| Short-Term Securities | — | 33,253 | — |
| Total | $712,161 | $33,253 | $— |
| **Liabilities** | | | |
| Written Options | $ 801 | $ 131 | $— |

During the year ended June 30, 2016, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
OTC = Over the Counter
REIT = Real Estate Investment Trusts

See Accompanying Notes to Financial Statements.



Daniel P. Becker



Philip J. Sanders

*Below, Daniel P. Becker, CFA, and Philip J. Sanders, CFA, portfolio managers of Waddell & Reed Advisors Vanguard Fund, discuss positioning, performance and results for the fiscal year ended June 30, 2016. Mr. Becker has managed the Fund since 1998 and Mr. Sanders has managed the Fund since 2007. Both men have 27 years of industry experience.*

## Fiscal Year Performance

For the 12 Months Ended June 30, 2016

| | |
|---|---|
| Waddell & Reed Advisors Vanguard Fund (Class A shares at net asset value) | −2.91% |
| Waddell & Reed Advisors Vanguard Fund (Class A shares including sales charges) | −8.50% |
| Benchmark(s) and/or Lipper Category | |
| Russell 1000 Growth Index<br>(generally reflects the performance of securities that represent the large-cap growth market) | 3.02% |
| Lipper Large-Cap Growth Funds Universe Average<br>(generally reflects the performance of the universe of funds with similar investment objectives) | −1.68% |

*Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.*

## Key drivers

The Russell 1000 Growth Index, the Fund's benchmark, recorded a modest gain for the fiscal year ended June 30, 2016. The Index's positive performance falls far short of telling the story of what was a very volatile 12-month period in equities. At several times during the measurement period the index was in negative, double-digit territory, reflecting first the many potential outcomes of the removal of Federal Reserve (Fed) monetary policy in the current slow global economic environment, and then later, the negative market shock surrounding the U.K.'s European Union (EU) referendum, commonly known as "Brexit." The volatility associated with a complex mix of variables such as Chinese and emerging economy debt levels, the strength of the U.S. dollar, the aggressive monetary policy accommodation from foreign central banks and the uncertainty of "Brexit" may well be with us for a long time as we enter the last six months of calendar 2016.

There exists much discussion surrounding the divergence in both monetary policy and economic growth rates that the U.S. is experiencing relative to other markets and economies around the world. The continued divergence in monetary policy reached a climax during first quarter calendar 2016 as interest rate differentials, as well as the assumed path for future interest rate moves, contributed to a meaningful appreciation in the U.S. dollar. Due to aggressive monetary easing in other global economies and specific Asian currency values that are pegged to the dollar, a tipping point was reached where potential future increases in the dollar may have caused capital flight from emerging economies. This situation had the potential to negatively impact the global banking system and financial markets.

In short, there was a risk that the combined actions of global central banks would create an error in monetary policy, thrusting fragile economies into recession and prompting a further downward spiral in commodity-led economies with large U.S. dollar-denominated debt burdens. In our view, the Fed acted appropriately by eventually acknowledging these risks and suggesting a less damaging path to normalizing short-term interest rates over the rest of calendar year 2016. This acknowledgment ignited a stock market recovery late in first quarter 2016, only to repeat the losses and gains late in June as we confront the uncertainty emanating from new EU trade policy without the U.K.

The U.S. remains the stable pillar of hope (and growth) within an uncertain global macroeconomic environment. As such, investors continue to hold a more favorable view on the prospects for the U.S. economy and focus mainly on the positive indicators at work domestically, such as employment gains, strong consumer and low interest rates. As we get these now numerous corrections, we will continue to use them as a creator of opportunities, not as something to fear. Since the Great Recession we have experienced more than 10 market volatility shocks with eventual returns to sanity, and we expect to see more in the future.

The index's fiscal year return attribution suggests that stock financial characteristics such as return on equity, dividend yield and low beta or low volatility have been key variables in driving performance over the past few months. Our underrepresentation in stocks matching these "safe haven" style factors minimized what had been a fairly good start to the fiscal year through the end of calendar year 2015, ending in poor performance in June as the global flight to safety reached a peak. Growth stocks have recently been out of favor as all forms of volatility and risk have been shunned; however, we expect this situation to change heading into calendar year 2017. In our view, the price of safety is exceptionally high currently, creating opportunities in other areas.

## Performance, strategies employed and attribution

For the fiscal year ended June 30, 2016, Fund performance was underwhelming and it underperformed its benchmark. Despite the recent underperformance, the Fund's philosophy has remained consistent — a process that identifies structurally advantaged companies that can generate superior levels of profitability and growth over time. In many cases, short-term dislocations and volatility provided by macro uncertainty offer a favorable entry point for structurally advantaged businesses. The rapid changes in sentiment within the capital markets continue to create opportunities for patient growth stock investors.

In terms of performance attribution, the Fund's underperformance was largely driven by the health care sector, both in terms of an overweight position and unfavorable stock selection. Security selection and overall limited exposure in consumer staples also contributed to the Fund's underperformance during the fiscal period.

Concurrent to the above mentioned global macroeconomic events, the U.S. Presidential election and the negative disclosures by Valeant Pharmaceuticals (not a Fund holding) created a hostile environment for most health care companies, especially those that have benefitted from pricing power in therapeutic categories where list prices appear relatively high. This environment has catalyzed a potential move in public policy by both political parties' candidates that we believe would disrupt the health care industry, if implemented. While it would likely require a more liberal and united Congress to significantly change policy, the ongoing headlines may continue to depress stock performance leading up to the election. We expect some of these stocks to rebound later in 2016 as the market determines the actual path of policy may not be as detrimental as the campaign rhetoric would imply.

As discussed above, health care was by far the biggest negative contributor to the Fund's relative performance during the measurement period. There have been several favorable tailwinds benefiting health care over the past several years — exceptional innovation, strong commercial launches, supportive U.S. Food and Drug Administration and access to cheap funding — and many of these variables remained in place during the measurement period. However, there was a significant change in terms of perceived risk around government enacting regulations to curb increases in drug prices. The introduction of this risk and others, created a poor investment climate that reduced health care stock valuations fairly rapidly despite limited changes in near-term fundamentals.

Consumer discretionary and technology provided positive attribution, although not material enough to overcome pressures in health care. In consumer discretionary, a significant overweight in Amazon.com and our position in Under Armour, Inc. (no longer a Fund holding) helped contribute positively toward performance. Amazon's performance during the fiscal year was exceptional and driven by much needed improvements in margins and additional disclosures that showed the growth and margin profile of the company's cloud computing business. In technology, positive contribution was generated by overweight positions in the fast-growing companies such as Adobe Systems, Inc. and Facebook, Inc. Positions in Starbuck's Corp., O'Reilly Automotive Inc., Phillip Morris International, Ulta Salon, Cosmetics & Fragrance, and the Fund's underweight position in Apple, Inc. also helped performance during the fiscal period.

## Outlook and positioning

Entering the next fiscal year feels a little like déjà vu as many of the debates from the prior measurement period remain, such as global growth instability and the timing of the Fed's move to a "normalized" monetary policy. Although the latter issue has now evolved into the "pace" at which the Fed will move interest rates higher. We expect continued sluggish economic growth out of the U.S. economy, likely in the 2% to 3% range, but stubbornly disappointing. We expect the direction of the U.S. economy will become a larger focal point in the coming fiscal year.

Particularly noteworthy, in our view, is the effort by the European Central Bank to increase the size and scope of its quantitative easing program, by purchasing more government and corporate bonds. This tactical change is a welcome move as it should prevent further decline in low or already negative interest rates, thus taking pressure off the rising U.S. dollar. Since this shift was announced, the dollar has depreciated against most major currencies, helping to reduce systemic risk. As the dollar has appreciated so strongly over the past 18 months, we think some depreciation will be beneficial to fixed income, currency and equity markets globally.

Looking ahead, we continue to expect a slow rate of economic growth, limited profit growth and low inflation, conditions which usually support growth stocks. In the short term, value stocks may continue to outperform; however, many of these value stocks were priced for significant economic distress, especially if their revenues are exposed to global commodity market trends. After these distressed valuations improve, we expect the growth stock cycle to resume, as many of the Fund's growth stocks are now supported by attractive valuations and profit outlooks. These include some of the Fund's largest holdings, such as Visa, Inc., MasterCard, Inc., Alphabet, Inc. (previously known as Google), Celgene Corp., Home Depot and Allergan. We are selectively increasing exposure to these and other companies that we believe have been depressed by recent market weakness.

(UNAUDITED)

The Fund's positioning for coming fiscal year will focus more so on taking advantage of these sudden swings in risk appetite and more proactively adding exposure to long-term investments as inevitable stock price dislocations occur relative to minimal actual fundamental changes. We continue to pursue a strategy that focuses on the smaller subset of companies with strong business models that originate and are maintained by a high and sustainable level of competitive advantage within their served addressable markets. Thank you for your continued confidence and support.

**Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.**

**Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.**

**Prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. Growth stocks may not perform as well as value stocks or the stock market in general. These and other risks are more fully described in the Fund's prospectus.**

**The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The portfolio managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

**The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Vanguard Fund's performance.**

# PORTFOLIO HIGHLIGHTS

VANGUARD FUND

## Asset Allocation

| | |
|---|---|
| Stocks | 96.9% |
| Information Technology | 35.4% |
| Health Care | 18.6% |
| Consumer Discretionary | 17.8% |
| Industrials | 10.9% |
| Energy | 4.0% |
| Consumer Staples | 3.5% |
| Financials | 3.1% |
| Telecommunication Services | 2.2% |
| Materials | 1.4% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 3.1% |

## Lipper Rankings

| Category: Lipper Large-Cap Growth Funds | Rank | Percentile |
|---|---|---|
| 1 Year | 430/678 | 64 |
| 3 Year | 216/621 | 35 |
| 5 Year | 274/547 | 50 |
| 10 Year | 260/395 | 66 |

*Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.*

## Top 10 Equity Holdings

| Company | Sector | Industry |
|---|---|---|
| Lam Research Corp. | Information Technology | Semiconductor Equipment |
| Visa, Inc., Class A | Information Technology | Data Processing & Outsourced Services |
| Home Depot, Inc. (The) | Consumer Discretionary | Home Improvement Retail |
| MasterCard, Inc., Class A | Information Technology | Data Processing & Outsourced Services |
| Allergan plc | Health Care | Pharmaceuticals |
| Amazon.com, Inc. | Consumer Discretionary | Internet Retail |
| Philip Morris International, Inc. | Consumer Staples | Tobacco |
| Facebook, Inc., Class A | Information Technology | Internet Software & Services |
| Bristol-Myers Squibb Co. | Health Care | Pharmaceuticals |
| Alphabet, Inc., Class A | Information Technology | Internet Software & Services |

*See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.*

*+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

# COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT VANGUARD FUND



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

| Average Annual Total Return(2) | Class A(3) | Class B(4) | Class C | Class Y |
|---|---|---|---|---|
| 1-year period ended 6-30-16 | -8.50% | -7.43% | -3.79% | -2.59% |
| 5-year period ended 6-30-16 | 9.09% | 8.91% | 9.29% | 10.72% |
| 10-year period ended 6-30-16 | 6.28% | 5.88% | 5.79% | 7.26% |

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

**SCHEDULE OF INVESTMENTS** VANGUARD FUND *(in thousands)*

JUNE 30, 2016

| COMMON STOCKS | Shares | Value |
|---|---|---|
| Consumer Discretionary | | |
| Automotive Retail – 3.7% | | |
| AutoZone, Inc. (A) | 34 | $ 26,911 |
| O'Reilly Automotive, Inc. (A) | 106 | 28,737 |
| | | 55,648 |
| Cable & Satellite – 2.0% | | |
| Comcast Corp., Class A | 460 | 29,981 |
| Casinos & Gaming – 0.5% | | |
| Las Vegas Sands, Inc. | 168 | 7,315 |
| Footwear – 0.8% | | |
| NIKE, Inc., Class B | 214 | 11,785 |
| Home Improvement Retail – 4.0% | | |
| Home Depot, Inc. (The) | 473 | 60,397 |
| Internet Retail – 3.5% | | |
| Amazon.com, Inc. (A) | 74 | 53,081 |
| Movies & Entertainment – 1.1% | | |
| Walt Disney Co. (The) | 176 | 17,246 |
| Restaurants – 1.3% | | |
| Starbucks Corp. | 342 | 19,552 |
| Specialty Stores – 0.9% | | |
| Ulta Salon, Cosmetics & Fragrance, Inc. (A) | 54 | 13,230 |
| Total Consumer Discretionary – 17.8% | | 268,235 |
| Consumer Staples | | |
| Tobacco – 3.5% | | |
| Philip Morris International, Inc. | 514 | 52,233 |
| Total Consumer Staples – 3.5% | | 52,233 |
| Energy | | |
| Oil & Gas Equipment & Services – 2.1% | | |
| Halliburton Co. | 416 | 18,832 |
| Schlumberger Ltd. | 174 | 13,760 |
| | | 32,592 |
| Oil & Gas Exploration & Production – 1.9% | | |
| EOG Resources, Inc. | 343 | 28,613 |
| Total Energy – 4.0% | | 61,205 |
| Financials | | |
| Investment Banking & Brokerage – 1.4% | | |
| Charles Schwab Corp. (The) | 832 | 21,055 |
| Specialized Finance – 1.7% | | |
| CME Group, Inc. | 271 | 26,347 |
| Total Financials – 3.1% | | 47,402 |
| Health Care | | |
| Biotechnology – 6.0% | | |
| Alexion Pharmaceuticals, Inc. (A) | 64 | 7,461 |
| Biogen, Inc. (A) | 19 | 4,570 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Biotechnology (Continued) | | |
| Celgene Corp. (A) | 412 | $ 40,596 |
| Gilead Sciences, Inc. | 369 | 30,774 |
| Vertex Pharmaceuticals, Inc. (A) | 85 | 7,329 |
| | | 90,730 |
| Health Care Equipment – 1.1% | | |
| DexCom, Inc. (A) | 210 | 16,683 |
| Health Care Facilities – 2.3% | | |
| HCA Holdings, Inc. (A) | 456 | 35,086 |
| Pharmaceuticals – 9.2% | | |
| Allergan plc (A) | 240 | 55,516 |
| Bristol-Myers Squibb Co. | 683 | 50,198 |
| Shire Pharmaceuticals Group plc ADR | 176 | 32,453 |
| | | 138,167 |
| Total Health Care – 18.6% | | 280,666 |
| Industrials | | |
| Aerospace & Defense – 5.5% | | |
| Honeywell International, Inc. | 241 | 28,010 |
| Lockheed Martin Corp. | 153 | 37,871 |
| Northrop Grumman Corp. | 77 | 17,004 |
| | | 82,885 |
| Industrial Conglomerates – 1.2% | | |
| Danaher Corp. | 182 | 18,392 |
| Railroads – 4.2% | | |
| Canadian Pacific Railway Ltd. | 251 | 32,340 |
| Union Pacific Corp. | 363 | 31,663 |
| | | 64,003 |
| Total Industrials – 10.9% | | 165,280 |
| Information Technology | | |
| Application Software – 4.2% | | |
| Adobe Systems, Inc. (A) | 432 | 41,333 |
| salesforce.com, Inc. (A) | 268 | 21,258 |
| | | 62,591 |
| Data Processing & Outsourced Services – 9.8% | | |
| FleetCor Technologies, Inc. (A) | 189 | 26,995 |
| MasterCard, Inc., Class A | 675 | 59,449 |
| Visa, Inc., Class A | 839 | 62,199 |
| | | 148,643 |
| Internet Software & Services – 8.3% | | |
| Alphabet, Inc., Class A (A) | 64 | 44,815 |
| Alphabet, Inc., Class C (A) | 43 | 29,924 |
| Facebook, Inc., Class A (A) | 445 | 50,900 |
| | | 125,639 |
| Semiconductor Equipment – 4.1% | | |
| Lam Research Corp. | 745 | 62,583 |
| Semiconductors – 4.2% | | |
| Microchip Technology, Inc. | 743 | 37,704 |
| NXP Semiconductors N.V. (A) | 329 | 25,758 |
| | | 63,462 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Systems Software – 2.8% | | |
| Microsoft Corp. | 832 | $ 42,553 |
| Technology Hardware, Storage & Peripherals – 2.0% | | |
| Apple, Inc. | 315 | 30,067 |
| Total Information Technology – 35.4% | | 535,538 |
| Materials | | |
| Diversified Chemicals – 1.4% | | |
| PPG Industries, Inc. | 197 | 20,507 |
| Total Materials – 1.4% | | 20,507 |
| Telecommunication Services | | |
| Wireless Telecommunication Service – 2.2% | | |
| American Tower Corp., Class A | 293 | 33,265 |
| Total Telecommunication Services – 2.2% | | 33,265 |
| TOTAL COMMON STOCKS – 96.9% | | $ 1,464,331 |
| (Cost: $1,070,272) | | |
| **SHORT-TERM SECURITIES** | **Principal** | |
| Commercial Paper (B) – 3.8% | | |
| BMW U.S. Capital LLC (GTD by BMW AG), 0.410%, 7–27–16 | $ 11,000 | 10,997 |
| Caterpillar Financial Services Corp. (GTD by Caterpillar, Inc.), 0.490%, 7–7–16 | 5,000 | 5,000 |
| CVS Health Corp., 0.630%, 7–1–16 | 11,000 | 11,000 |
| J.M. Smucker Co. (The), 0.620%, 7–6–16 | 6,000 | 5,999 |
| Kroger Co. (The), 0.570%, 7–1–16 | 4,679 | 4,679 |
| Mattel, Inc., 0.740%, 7–14–16 | 12,000 | 11,996 |
| Washington Gas Light Co., 0.400%, 7–20–16 | 7,000 | 6,998 |
| | | 56,669 |
| Master Note – 0.1% | | |
| Toyota Motor Credit Corp., 0.590%, 7–6–16 (C) | 1,545 | 1,545 |
| TOTAL SHORT-TERM SECURITIES – 3.9% | | $ 58,214 |
| (Cost: $58,216) | | |
| TOTAL INVESTMENT SECURITIES – 100.8% | | $1,522,545 |
| (Cost: $1,128,488) | | |
| LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.8)% | | (11,677) |
| NET ASSETS – 100.0% | | $1,510,868 |

JUNE 30, 2016

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at June 30, 2016.

(C) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2016. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

|  | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** |  |  |  |
| Investments in Securities |  |  |  |
| Common Stocks | $1,464,331 | $  — | $— |
| Short-Term Securities | — | 58,214 | — |
| Total | $1,464,331 | $58,214 | $— |

During the year ended June 30, 2016, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipt
GTD = Guaranteed

See Accompanying Notes to Financial Statements.

AS OF JUNE 30, 2016

| (In thousands, except per share amounts) | Accumulative Fund | Asset Strategy Fund[1] | Continental Income Fund | Core Investment Fund | Dividend Opportunities Fund | Energy Fund | Global Growth Fund |
|---|---|---|---|---|---|---|---|
| **ASSETS** | | | | | | | |
| Investments in unaffiliated securities at value+ | $1,364,624 | $2,034,095 | $1,526,570 | $3,924,418 | $572,988 | $248,572 | $615,614 |
| Investments in affiliated securities at value+ | — | 32,946 | — | — | — | — | — |
| Bullion at value+ | — | 152,243 | — | — | — | — | — |
| Investments at Value | 1,364,624 | 2,219,284 | 1,526,570 | 3,924,418 | 572,988 | 248,572 | 615,614 |
| Cash | 125 | 4,404 | 162 | 1 | 1 | 1 | 1 |
| Cash denominated in foreign currencies at value+ | — | 2 | — | — | — | — | 1 |
| Investment securities sold receivable | 79,056 | — | 12,324 | 19,817 | 1,836 | — | 10,508 |
| Dividends and interest receivable | 1,291 | 9,236 | 4,614 | 4,445 | 1,139 | 105 | 831 |
| Capital shares sold receivable | 456 | 686 | 1,040 | 1,423 | 469 | 209 | 514 |
| Unrealized appreciation on forward foreign currency contracts | — | 110 | — | — | — | — | 54 |
| Prepaid and other assets | 72 | 54 | 84 | 97 | 38 | 36 | 57 |
| Total Assets | 1,445,624 | 2,233,776 | 1,544,794 | 3,950,201 | 576,471 | 248,923 | 627,580 |
| **LIABILITIES** | | | | | | | |
| Investment securities purchased payable | 26,529 | — | 6,372 | 67,323 | 1,818 | — | 14,348 |
| Capital shares redeemed payable | 2,368 | 4,925 | 3,580 | 7,184 | 771 | 419 | 849 |
| Independent Trustees and Chief Compliance Officer fees payable | 399 | 345 | 229 | 1,017 | 72 | 20 | 174 |
| Distribution and service fees payable | 7 | 11 | 7 | 20 | 3 | 1 | 2 |
| Shareholder servicing payable | 224 | 539 | 294 | 633 | 136 | 94 | 156 |
| Investment management fee payable | 25 | 40 | 28 | 65 | 11 | 6 | 14 |
| Accounting services fee payable | 22 | 22 | 22 | 21 | 13 | 7 | 14 |
| Variation margin payable | 164 | — | — | — | — | — | — |
| Written options at value+ | 1,745 | 1,750 | 3 | — | — | — | — |
| Other liabilities | 24 | 37 | 25 | 48 | 15 | 12 | 16 |
| Total Liabilities | 31,507 | 7,669 | 10,560 | 76,311 | 2,839 | 559 | 15,573 |
| Total Net Assets | $1,414,117 | $2,226,107 | $1,534,234 | $3,873,890 | $573,632 | $248,364 | $612,007 |
| **NET ASSETS** | | | | | | | |
| Capital paid in (shares authorized – unlimited) | $1,244,046 | $2,338,607 | $1,403,419 | $3,270,450 | $447,214 | $236,479 | $575,308 |
| Undistributed (distributions in excess of) net investment income | 1,191 | 37,422 | 2,525 | 10,466 | 1,902 | (398) | (174) |
| Accumulated net realized gain (loss) | 29,111 | (149,266) | 5,490 | 36,748 | 9,718 | (30,163) | (13,924) |
| Net unrealized appreciation (depreciation) | 139,769 | (656) | 122,800 | 556,226 | 114,798 | 42,446 | 50,797 |
| Total Net Assets | $1,414,117 | $2,226,107 | $1,534,234 | $3,873,890 | $573,632 | $248,364 | $612,007 |
| **CAPITAL SHARES OUTSTANDING:** | | | | | | | |
| Class A | 121,400 | 172,522 | 94,286 | 456,178 | 22,031 | 12,588 | 32,122 |
| Class B | 413 | 2,239 | 401 | 1,675 | 171 | 66 | 72 |
| Class C | 698 | 4,513 | 1,636 | 3,787 | 446 | 209 | 129 |
| Class Y | 29,980 | 100,477 | 68,142 | 174,596 | 15,540 | 6,616 | 24,001 |
| **NET ASSET VALUE PER SHARE:** | | | | | | | |
| Class A | $ 9.27 | $ 7.94 | $ 9.33 | $ 6.09 | $ 15.03 | $ 12.55 | $ 10.84 |
| Class B | $ 7.91 | $ 7.53 | $ 9.19 | $ 5.06 | $ 14.56 | $ 11.12 | $ 9.57 |
| Class C | $ 8.08 | $ 7.60 | $ 9.26 | $ 5.19 | $ 14.75 | $ 11.57 | $ 10.05 |
| Class Y | $ 9.32 | $ 8.01 | $ 9.33 | $ 6.12 | $ 15.03 | $ 13.18 | $ 10.91 |
| **+COST** | | | | | | | |
| Investments in unaffiliated securities at cost | $1,224,088 | $1,979,406 | $1,404,203 | $3,368,192 | $458,190 | $206,126 | $564,825 |
| Investments in affiliated securities at cost | — | 99,511 | — | — | — | — | — |
| Bullion at cost | — | 141,109 | — | — | — | — | — |
| Cash denominated in foreign currencies at cost | — | 2 | — | — | — | — | 2 |
| Written options premiums received at cost | 1,181 | 1,761 | 436 | — | — | — | — |

(1)Consolidated Statement of Assets and Liabilities (See Note 6 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

AS OF JUNE 30, 2016

| (In thousands, except per share amounts) | New Concepts Fund | Science and Technology Fund | Small Cap Fund | Tax-Managed Equity Fund | Value Fund | Vanguard Fund |
|---|---|---|---|---|---|---|
| **ASSETS** | | | | | | |
| Investments in unaffiliated securities at value+ | $ 1,619,711 | $ 2,543,348 | $ 792,356 | $ 388,498 | $ 745,414 | $1,522,545 |
| Investments in affiliated securities at value+ | — | 483,132 | — | — | — | — |
| Investments at Value | 1,619,711 | 3,026,480 | 792,356 | 388,498 | 745,414 | 1,522,545 |
| Cash | 1 | 7,494 | 1 | 1 | 1 | 1 |
| Investment securities sold receivable | 8,074 | 4,338 | 16,268 | — | 9,166 | 8,812 |
| Dividends and interest receivable | 978 | 1,493 | 280 | 208 | 1,550 | 1,091 |
| Capital shares sold receivable | 665 | 1,308 | 226 | 248 | 394 | 613 |
| Prepaid and other assets | 45 | 65 | 27 | 48 | 29 | 67 |
| Total Assets | 1,629,474 | 3,041,178 | 809,158 | 389,003 | 756,554 | 1,533,129 |
| **LIABILITIES** | | | | | | |
| Investment securities purchased payable | 30 | 4,241 | 3,979 | 7,911 | 8,527 | 19,232 |
| Capital shares redeemed payable | 2,358 | 4,965 | 1,138 | 751 | 1,252 | 2,307 |
| Independent Trustees and Chief Compliance Officer fees payable | 277 | 527 | 161 | 23 | 98 | 358 |
| Distribution and service fees payable | 7 | 16 | 4 | 2 | 2 | 7 |
| Shareholder servicing payable | 412 | 621 | 234 | 46 | 192 | 282 |
| Investment management fee payable | 37 | 68 | 18 | 7 | 14 | 27 |
| Accounting services fee payable | 22 | 22 | 17 | 10 | 17 | 22 |
| Unrealized depreciation on swap agreements | — | — | 1,195 | — | — | — |
| Written options at value+ | 5,866 | 3,636 | — | — | 932 | — |
| Other liabilities | 27 | 46 | 17 | 13 | 17 | 26 |
| Total Liabilities | 9,036 | 14,142 | 6,763 | 8,763 | 11,051 | 22,261 |
| Total Net Assets | $1,620,438 | $3,027,036 | $802,395 | $380,240 | $745,503 | $1,510,868 |
| **NET ASSETS** | | | | | | |
| Capital paid in (shares authorized – unlimited) | $ 1,382,118 | $ 2,127,541 | $ 591,656 | $ 281,473 | $ 683,277 | $ 1,060,519 |
| Undistributed (distributions in excess of) net investment income | (6,129) | (11,158) | (7,166) | (440) | 15,445 | (357) |
| Accumulated net realized gain (loss) | 22,451 | (31,766) | 25,494 | 7,057 | (11,525) | 56,649 |
| Net unrealized appreciation | 221,998 | 942,419 | 192,411 | 92,150 | 58,306 | 394,057 |
| Total Net Assets | $1,620,438 | $3,027,036 | $802,395 | $380,240 | $745,503 | $1,510,868 |
| **CAPITAL SHARES OUTSTANDING:** | | | | | | |
| Class A | 108,358 | 188,366 | 37,158 | 12,734 | 22,869 | 111,834 |
| Class B | 798 | 1,340 | 413 | 26 | 136 | 543 |
| Class C | 1,243 | 1,865 | 640 | 399 | 346 | 980 |
| Class Y | 56,507 | 50,744 | 14,744 | 9,708 | 32,629 | 47,645 |
| **NET ASSET VALUE PER SHARE:** | | | | | | |
| Class A | $ 9.36 | $ 12.22 | $ 14.68 | $ 16.67 | $ 13.28 | $ 9.23 |
| Class B | $ 6.51 | $ 8.52 | $ 10.78 | $ 14.20 | $ 12.34 | $ 6.68 |
| Class C | $ 6.80 | $ 8.68 | $ 11.58 | $ 14.20 | $ 12.59 | $ 6.88 |
| Class Y | $ 10.48 | $ 13.75 | $ 16.63 | $ 16.68 | $ 13.35 | $ 9.84 |
| **+COST** | | | | | | |
| Investments in unaffiliated securities at cost | $ 1,395,723 | $ 1,778,453 | $ 598,749 | $ 296,348 | $686,550 | $ 1,128,488 |
| Investments in affiliated securities at cost | — | 306,306 | — | — | — | — |
| Written options premiums received at cost | 3,876 | 4,338 | — | — | 374 | — |

See Accompanying Notes to Financial Statements.

FOR THE YEAR ENDED JUNE 30, 2016

| (In thousands) | Accumulative Fund | Asset Strategy Fund[1] | Continental Income Fund | Core Investment Fund | Dividend Opportunities Fund | Energy Fund | Global Growth Fund |
|---|---|---|---|---|---|---|---|
| **INVESTMENT INCOME** | | | | | | | |
| Dividends from unaffiliated securities | $ 23,609 | $ 22,884 | $ 20,212 | $ 53,887 | $ 13,051 | $ 2,854 | $ 7,854 |
| Foreign dividend withholding tax | (207) | (550) | (252) | (1,153) | (175) | (47) | (452) |
| Interest and amortization from unaffiliated securities | 294 | 9,173 | 17,009 | 261 | 178 | 36 | 144 |
| Foreign interest withholding tax | — | —* | — | — | — | — | —* |
| Payment in-kind bond security income | — | 5,698 | — | — | — | — | — |
| Total Investment Income | 23,696 | 37,205 | 36,969 | 52,995 | 13,054 | 2,843 | 7,546 |
| **EXPENSES** | | | | | | | |
| Investment management fee | 9,797 | 17,370 | 10,330 | 25,547 | 4,106 | 1,944 | 5,393 |
| Distribution and service fees: | | | | | | | |
|   Class A | 3,531 | 6,295 | 3,703 | 9,907 | 1,423 | 557 | 1,395 |
|   Class B | 38 | 224 | 42 | 99 | 31 | 9 | 9 |
|   Class C | 60 | 415 | 157 | 208 | 71 | 21 | 15 |
| Shareholder servicing: | | | | | | | |
|   Class A | 2,055 | 5,298 | 2,781 | 6,042 | 1,356 | 944 | 1,407 |
|   Class B | 22 | 122 | 22 | 57 | 19 | 10 | 9 |
|   Class C | 21 | 131 | 44 | 75 | 22 | 13 | 9 |
|   Class Y | 12 | 97 | 17 | 159 | 11 | 5 | 112 |
| Registration fees | 97 | 115 | 129 | 137 | 75 | 87 | 83 |
| Custodian fees | 31 | 122 | 26 | 54 | 17 | 11 | 40 |
| Independent Trustees and Chief Compliance Officer fees | 39 | 110 | 55 | 132 | 24 | 10 | 19 |
| Accounting services fee | 260 | 260 | 260 | 260 | 160 | 88 | 167 |
| Professional fees | 64 | 236 | 62 | 141 | 36 | 25 | 24 |
| Other | 69 | 201 | 77 | 188 | 43 | 33 | 55 |
| Total Expenses | 16,096 | 30,996 | 17,705 | 43,006 | 7,394 | 3,757 | 8,737 |
| Less: | | | | | | | |
| Expenses in excess of limit | (670) | (100) | (200) | (641) | — | — | (190) |
| Total Net Expenses | 15,426 | 30,896 | 17,505 | 42,365 | 7,394 | 3,757 | 8,547 |
| Net Investment Income (Loss) | 8,270 | 6,309 | 19,464 | 10,630 | 5,660 | (914) | (1,001) |
| **REALIZED AND UNREALIZED GAIN (LOSS)** | | | | | | | |
| Net realized gain (loss) on: | | | | | | | |
|   Investments in unaffiliated securities | 85,068 | (155,053) | 31,703 | 165,989 | 18,025 | (23,206) | (13,793) |
|   Futures contracts | 860 | 2,432 | — | — | — | — | — |
|   Written options | 6,690 | 12,494 | 2,783 | — | — | — | — |
|   Forward foreign currency contracts | — | (4,197) | — | — | — | — | — |
|   Foreign currency exchange transactions | (3) | (50) | — | — | (13) | —* | (125) |
| Net change in unrealized appreciation (depreciation) on: | | | | | | | |
|   Investments in unaffiliated securities | (159,219) | (149,097) | (90,347) | (273,702) | (18,887) | (3,638) | (32,718) |
|   Investments in affiliated securities | — | (47,224) | — | — | — | — | — |
|   Futures contracts | (190) | 1,477 | — | — | — | — | — |
|   Written options | (719) | 7,106 | 433 | — | — | — | — |
|   Forward foreign currency contracts | — | 461 | — | — | — | — | 54 |
|   Foreign currency exchange transactions | —* | 57 | — | — | — | — | 33 |
| Net Realized and Unrealized Loss | (67,513) | (331,594) | (55,428) | (107,713) | (875) | (26,844) | (46,549) |
| Net Increase (Decrease) in Net Assets Resulting from Operations | $(59,243) | $(325,285) | $(35,964) | $ (97,083) | $ 4,785 | $(27,758) | $(47,550) |

\* Not shown due to rounding.
(1)Consolidated Statement of Operations (See Note 6 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

FOR THE YEAR ENDED JUNE 30, 2016

| (In thousands) | New Concepts Fund | Science and Technology Fund | Small Cap Fund | Tax-Managed Equity Fund | Value Fund | Vanguard Fund |
|---|---|---|---|---|---|---|
| **INVESTMENT INCOME** | | | | | | |
| Dividends from unaffiliated securities | $ 18,619 | $ 15,287 | $ 5,222 | $ 3,075 | $ 17,222 | $ 16,545 |
| Foreign dividend withholding tax | (57) | (179) | (4) | (52) | (120) | (48) |
| Interest and amortization from unaffiliated securities | 103 | 508 | 222 | 89 | 180 | 167 |
| Interest and amortization from affiliated securities | — | 946 | — | — | — | — |
| Total Investment Income | 18,665 | 16,562 | 5,440 | 3,112 | 17,282 | 16,664 |
| **EXPENSES** | | | | | | |
| Investment management fee | 14,301 | 27,347 | 6,939 | 2,451 | 5,685 | 10,520 |
| Distribution and service fees: | | | | | | |
| Class A | 4,003 | 7,938 | 1,949 | 923 | 1,962 | 3,593 |
| Class B | 60 | 145 | 53 | 5 | 22 | 43 |
| Class C | 91 | 180 | 79 | 56 | 51 | 66 |
| Shareholder servicing: | | | | | | |
| Class A | 3,966 | 5,706 | 2,266 | 410 | 1,910 | 2,528 |
| Class B | 39 | 75 | 35 | 2 | 16 | 26 |
| Class C | 40 | 77 | 29 | 12 | 18 | 25 |
| Class Y | 125 | 193 | 36 | 3 | 30 | 141 |
| Registration fees | 100 | 125 | 77 | 70 | 80 | 106 |
| Custodian fees | 29 | 129 | 21 | 14 | 19 | 24 |
| Independent Trustees and Chief Compliance Officer fees | 64 | 128 | 28 | 16 | 34 | 47 |
| Accounting services fee | 260 | 260 | 210 | 125 | 209 | 260 |
| Professional fees | 75 | 175 | 47 | 17 | 46 | 68 |
| Other | 96 | 166 | 58 | 24 | 58 | 66 |
| Total Expenses | 23,249 | 42,644 | 11,827 | 4,128 | 10,140 | 17,513 |
| Less: | | | | | | |
| Expenses in excess of limit | (201) | (201) | (163) | (52) | (81) | (301) |
| Total Net Expenses | 23,048 | 42,443 | 11,664 | 4,076 | 10,059 | 17,212 |
| Net Investment Income (Loss) | (4,383) | (25,881) | (6,224) | (964) | 7,223 | (548) |
| **REALIZED AND UNREALIZED GAIN (LOSS)** | | | | | | |
| Net realized gain (loss) on: | | | | | | |
| Investments in unaffiliated securities | 66,488 | (23,566) | 56,666 | 10,867 | 34,554 | 106,928 |
| Written options | (525) | (1,053) | 253 | — | 1,072 | — |
| Swap agreements | — | — | (10,848) | — | — | — |
| Foreign currency exchange transactions | (7) | 3 | —* | — | — | — |
| Net change in unrealized appreciation (depreciation) on: | | | | | | |
| Investments in unaffiliated securities | (203,608) | (688,132) | (82,803) | (20,968) | (91,712) | (151,511) |
| Investments in affiliated securities | — | 134,625 | — | — | — | — |
| Written options | (545) | (1,836) | — | — | (495) | — |
| Swap agreements | — | — | (1,599) | — | — | — |
| Foreign currency exchange transactions | — | —* | —* | — | — | — |
| Net Realized and Unrealized Loss | (138,197) | (579,959) | (38,331) | (10,101) | (56,581) | (44,583) |
| Net Decrease in Net Assets Resulting from Operations | $(142,580) | $(605,840) | $(44,555) | $ (11,065) | $(49,358) | $ (45,131) |

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

| (In thousands) | Accumulative Fund | | Asset Strategy Fund[1] | | Continental Income Fund | |
|---|---|---|---|---|---|---|
| | Year ended 6-30-16 | Year ended 6-30-15 | Year ended 6-30-16 | Year ended 6-30-15 | Year ended 6-30-16 | Year ended 6-30-15 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | | | |
| Operations: | | | | | | |
| Net investment income | $ 8,270 | $ 4,308 | $ 6,309 | $ 26,723 | $ 19,464 | $ 12,455 |
| Net realized gain (loss) on investments | 92,615 | 166,285 | (144,374) | (35,185) | 34,486 | 130,954 |
| Net change in unrealized depreciation | (160,128) | (10,998) | (187,220) | (149,139) | (89,914) | (91,413) |
| Net Increase (Decrease) in Net Assets Resulting from Operations | (59,243) | 159,595 | (325,285) | (157,601) | (35,964) | 51,996 |
| Distributions to Shareholders From: | | | | | | |
| Net investment income: | | | | | | |
| Class A | (9,937) | (2,322) | — | (22,828) | (15,966) | (9,088) |
| Class B | — | — | — | (6) | (8) | — |
| Class C | — | — | — | (102) | (47) | — |
| Class Y | (56) | (17) | — | (591) | (60) | (55) |
| Net realized gains: | | | | | | |
| Class A | (189,974) | (199,869) | — | (629,529) | (112,896) | (53,696) |
| Class B | (578) | (749) | — | (7,664) | (323) | (197) |
| Class C | (880) | (856) | — | (11,914) | (1,205) | (605) |
| Class Y | (686) | (660) | — | (13,297) | (315) | (224) |
| Total Distributions to Shareholders | (202,111) | (204,473) | — | (685,931) | (130,820) | (63,865) |
| Capital Share Transactions | 213,677 | 162,213 | (617,385) | 358,328 | 172,705 | 210,320 |
| Net Increase (Decrease) in Net Assets | (47,677) | 117,335 | (942,670) | (485,204) | 5,921 | 198,451 |
| Net Assets, Beginning of Period | 1,461,794 | 1,344,459 | 3,168,777 | 3,653,981 | 1,528,313 | 1,329,862 |
| Net Assets, End of Period | $ 1,414,117 | $ 1,461,794 | $ 2,226,107 | $ 3,168,777 | $ 1,534,234 | $ 1,528,313 |
| Undistributed net investment income | $ 1,191 | $ 4,493 | $ 37,422 | $ 22,245 | $ 2,525 | $ 4,510 |

[1]Consolidated Statements of Changes in Net Assets (See Note 6 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

| (In thousands) | Core Investment Fund | | Dividend Opportunities Fund | | Energy Fund | |
|---|---|---|---|---|---|---|
| | Year ended 6-30-16 | Year ended 6-30-15 | Year ended 6-30-16 | Year ended 6-30-15 | Year ended 6-30-16 | Year ended 6-30-15 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | | | |
| **Operations:** | | | | | | |
| Net investment income (loss) | $ 10,630 | $ 12,582 | $ 5,660 | $ 7,289 | $ (914) | $ (1,085) |
| Net realized gain (loss) on investments | 165,989 | 607,733 | 18,012 | 97,248 | (23,206) | (886) |
| Net change in unrealized depreciation | (273,702) | (448,096) | (18,887) | (95,615) | (3,638) | (78,967) |
| Net Increase (Decrease) in Net Assets Resulting from Operations | (97,083) | 172,219 | 4,785 | 8,922 | (27,758) | (80,938) |
| **Distributions to Shareholders From:** | | | | | | |
| Net investment income: | | | | | | |
| Class A | (7,883) | (11,596) | (5,289) | (7,181) | — | — |
| Class B | — | — | — | (5) | — | — |
| Class C | — | — | — | (22) | — | — |
| Class Y | (322) | (491) | (58) | (71) | — | — |
| Net realized gains: | | | | | | |
| Class A | (510,845) | (467,440) | (68,088) | (99,941) | — | — |
| Class B | (1,447) | (1,606) | (395) | (755) | — | — |
| Class C | (2,903) | (2,495) | (864) | (1,335) | — | — |
| Class Y | (12,170) | (10,665) | (579) | (760) | — | — |
| Total Distributions to Shareholders | (535,570) | (494,293) | (75,273) | (110,070) | — | — |
| Capital Share Transactions | 61,432 | 347,434 | (3,406) | 33,361 | 4,517 | 43,077 |
| Net Increase (Decrease) in Net Assets | (571,221) | 25,360 | (73,894) | (67,787) | (23,241) | (37,861) |
| Net Assets, Beginning of Period | 4,445,111 | 4,419,751 | 647,526 | 715,313 | 271,605 | 309,466 |
| Net Assets, End of Period | $3,873,890 | $4,445,111 | $573,632 | $647,526 | $248,364 | $ 271,605 |
| Undistributed (distributions in excess of) net investment income | $ 10,466 | $ 6,732 | $ 1,902 | $ 3,370 | $ (398) | $ (277) |

See Accompanying Notes to Financial Statements.

| (In thousands) | Global Growth Fund | | New Concepts Fund | | Science and Technology Fund | |
|---|---|---|---|---|---|---|
| | Year ended 6-30-16 | Year ended 6-30-15 | Year ended 6-30-16 | Year ended 6-30-15 | Year ended 6-30-16 | Year ended 6-30-15 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | | | |
| **Operations:** | | | | | | |
| Net investment income (loss) | $ (1,001) | $ 1,687 | $ (4,383) | $ (10,029) | $ (25,881) | $ (25,370) |
| Net realized gain (loss) on investments | (13,918) | 46,156 | 65,956 | 157,068 | (24,616) | 346,239 |
| Net change in unrealized depreciation | (32,631) | (52,309) | (204,153) | (9,721) | (555,343) | (236,458) |
| Net Increase (Decrease) in Net Assets Resulting from Operations | (47,550) | (4,466) | (142,580) | 137,318 | (605,840) | 84,411 |
| **Distributions to Shareholders From:** | | | | | | |
| Net investment income: | | | | | | |
| Class A | — | (2,224) | — | — | — | — |
| Class B | — | — | — | — | — | — |
| Class C | — | — | — | — | — | — |
| Class Y | — | (366) | — | — | — | — |
| Net realized gains: | | | | | | |
| Class A | (30,429) | (19,159) | (165,760) | (232,808) | (243,084) | (316,453) |
| Class B | (60) | (57) | (790) | (1,374) | (1,569) | (2,374) |
| Class C | (89) | (68) | (1,138) | (1,789) | (1,873) | (2,308) |
| Class Y | (3,888) | (2,116) | (7,550) | (10,912) | (8,474) | (10,753) |
| Total Distributions to Shareholders | (34,466) | (23,990) | (175,238) | (246,883) | (255,000) | (331,888) |
| Capital Share Transactions | 43,962 | 43,430 | 14,878 | 165,395 | 74,479 | 143,452 |
| Net Increase (Decrease) in Net Assets | (38,054) | 14,974 | (302,940) | 55,830 | (786,361) | (104,025) |
| Net Assets, Beginning of Period | 650,061 | 635,087 | 1,923,378 | 1,867,548 | 3,813,397 | 3,917,422 |
| Net Assets, End of Period | $612,007 | $650,061 | $1,620,438 | $1,923,378 | $3,027,036 | $3,813,397 |
| Distributions in excess of net investment income | $ (174) | $ (202) | $ (6,129) | $ (1,739) | $ (11,158) | $ (12,144) |

See Accompanying Notes to Financial Statements.

| (In thousands) | Small Cap Fund | | Tax-Managed Equity Fund | |
|---|---|---|---|---|
| | Year ended 6-30-16 | Year ended 6-30-15 | Year ended 6-30-16 | Year ended 6-30-15 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | |
| Operations: | | | | |
| Net investment income (loss) | $ (6,224) | $ (6,582) | $ (964) | $ 12 |
| Net realized gain on investments | 46,071 | 94,790 | 10,867 | 40,695 |
| Net change in unrealized appreciation (depreciation) | (84,402) | (22,042) | (20,968) | 736 |
| Net Increase (Decrease) in Net Assets Resulting from Operations | (44,555) | 66,166 | (11,065) | 41,443 |
| | | | | |
| Distributions to Shareholders From: | | | | |
| Net investment income: | | | | |
| Class A | — | — | — | (63) |
| Class B | — | — | — | — |
| Class C | — | — | — | — |
| Class Y | — | — | — | N/A |
| Net realized gains: | | | | |
| Class A | (104,487) | (67,753) | (29,002) | (22,173) |
| Class B | (937) | (762) | (40) | (46) |
| Class C | (1,312) | (860) | (474) | (352) |
| Class Y | (2,612) | (1,743) | — | N/A |
| Total Distributions to Shareholders | (109,348) | (71,118) | (29,516) | (22,634) |
| Capital Share Transactions | 56,992 | (3,772) | 55,524 | 36,235 |
| Net Increase (Decrease) in Net Assets | (96,911) | (8,724) | 14,943 | 55,044 |
| Net Assets, Beginning of Period | 899,306 | 908,030 | 365,297 | 310,253 |
| Net Assets, End of Period | $802,395 | $899,306 | $380,240 | $365,297 |
| Distributions in excess of net investment income | $ (7,166) | $ (837) | $ (440) | $ (12) |

See Accompanying Notes to Financial Statements.

| (In thousands) | Value Fund | | Vanguard Fund | |
|---|---|---|---|---|
| | Year ended 6-30-16 | Year ended 6-30-15 | Year ended 6-30-16 | Year ended 6-30-15 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | |
| Operations: | | | | |
| Net investment income (loss) | $ 7,223 | $ 4,795 | $ (548) | $ (3,601) |
| Net realized gain on investments | 35,626 | 96,263 | 106,928 | 157,938 |
| Net change in unrealized appreciation (depreciation) | (92,207) | (67,074) | (151,511) | 17,460 |
| Net Increase (Decrease) in Net Assets Resulting from Operations | (49,358) | 33,984 | (45,131) | 171,797 |
| Distributions to Shareholders From: | | | | |
| Net investment income: | | | | |
| Class A | (2,432) | (2,614) | — | (12) |
| Class B | — | — | — | — |
| Class C | — | — | — | — |
| Class Y | (72) | (97) | — | (132) |
| Net realized gains: | | | | |
| Class A | (108,591) | (86,378) | (138,289) | (139,889) |
| Class B | (328) | (352) | (551) | (699) |
| Class C | (718) | (630) | (798) | (740) |
| Class Y | (2,183) | (1,528) | (8,305) | (8,914) |
| Total Distributions to Shareholders | (114,324) | (91,599) | (147,943) | (150,386) |
| Capital Share Transactions | (6,342) | 84,148 | 168,445 | 51,728 |
| Net Increase (Decrease) in Net Assets | (170,024) | 26,533 | (24,629) | 73,139 |
| Net Assets, Beginning of Period | 915,527 | 888,994 | 1,535,497 | 1,462,358 |
| Net Assets, End of Period | $745,503 | $ 915,527 | $1,510,868 | $1,535,497 |
| Undistributed (distributions in excess of) net investment income | $ 15,445 | $ 3,217 | $ (357) | $ (417) |

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

ACCUMULATIVE FUND

| | Net Asset Value, Beginning of Period | Net Investment Income (Loss)[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 6-30-2016 | $ 11.19 | $ 0.06 | $(0.48) | $(0.42) | $(0.07) | $(1.43) | $ (1.50) |
| Year ended 6-30-2015 | 11.74 | 0.04 | 1.24 | 1.28 | (0.02) | (1.81) | (1.83) |
| Year ended 6-30-2014 | 9.18 | 0.02 | 2.57 | 2.59 | (0.03) | —* | (0.03) |
| Year ended 6-30-2013 | 7.87 | 0.07 | 1.29 | 1.36 | (0.05) | — | (0.05) |
| Year ended 6-30-2012 | 7.90 | (0.01) | (0.02) | (0.03) | —* | — | —* |
| **Class B Shares**[4] | | | | | | | |
| Year ended 6-30-2016 | 9.75 | (0.05) | (0.42) | (0.47) | — | (1.37) | (1.37) |
| Year ended 6-30-2015 | 10.41 | (0.09) | 1.09 | 1.00 | — | (1.66) | (1.66) |
| Year ended 6-30-2014 | 8.22 | (0.10) | 2.29 | 2.19 | — | —* | —* |
| Year ended 6-30-2013 | 7.10 | (0.04) | 1.16 | 1.12 | —* | — | —* |
| Year ended 6-30-2012 | 7.22 | (0.10) | (0.02) | (0.12) | — | — | — |
| **Class C Shares** | | | | | | | |
| Year ended 6-30-2016 | 9.93 | (0.03) | (0.43) | (0.46) | — | (1.39) | (1.39) |
| Year ended 6-30-2015 | 10.59 | (0.06) | 1.10 | 1.04 | — | (1.70) | (1.70) |
| Year ended 6-30-2014 | 8.34 | (0.08) | 2.33 | 2.25 | — | —* | —* |
| Year ended 6-30-2013 | 7.19 | (0.02) | 1.18 | 1.16 | (0.01) | — | (0.01) |
| Year ended 6-30-2012 | 7.29 | (0.08) | (0.02) | (0.10) | — | — | — |
| **Class Y Shares** | | | | | | | |
| Year ended 6-30-2016 | 11.26 | 0.06 | (0.46) | (0.40) | (0.11) | (1.43) | (1.54) |
| Year ended 6-30-2015 | 11.80 | 0.06 | 1.26 | 1.32 | (0.05) | (1.81) | (1.86) |
| Year ended 6-30-2014 | 9.23 | 0.05 | 2.57 | 2.62 | (0.05) | —* | (0.05) |
| Year ended 6-30-2013 | 7.90 | 0.09 | 1.30 | 1.39 | (0.06) | — | (0.06) |
| Year ended 6-30-2012 | 7.92 | 0.02 | (0.03) | (0.01) | (0.01) | — | (0.01) |

\* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 6-30-2016 | $ 9.27 | -3.99% | $ 1,125 | 1.07% | 0.59% | 1.12% | 0.54% | 102% |
| Year ended 6-30-2015 | 11.19 | 12.19 | 1,447 | 1.06 | 0.32 | 1.11 | 0.27 | 113 |
| Year ended 6-30-2014 | 11.74 | 28.26 | 1,329 | 1.10 | 0.19 | 1.15 | 0.14 | 104 |
| Year ended 6-30-2013 | 9.18 | 17.31 | 1,125 | 1.15 | 0.79 | 1.20 | 0.74 | 87 |
| Year ended 6-30-2012 | 7.87 | -0.35 | 1,080 | 1.17 | -0.09 | 1.22 | -0.14 | 58 |
| **Class B Shares[4]** | | | | | | | | |
| Year ended 6-30-2016 | 7.91 | -5.17 | 3 | 2.28 | -0.62 | 2.31 | -0.65 | 102 |
| Year ended 6-30-2015 | 9.75 | 10.88 | 4 | 2.26 | -0.89 | 2.29 | -0.92 | 113 |
| Year ended 6-30-2014 | 10.41 | 26.71 | 5 | 2.35 | -1.06 | 2.38 | -1.09 | 104 |
| Year ended 6-30-2013 | 8.22 | 15.79 | 6 | 2.47 | -0.53 | 2.51 | -0.57 | 87 |
| Year ended 6-30-2012 | 7.10 | -1.66 | 8 | 2.46 | -1.38 | 2.49 | -1.41 | 58 |
| **Class C Shares** | | | | | | | | |
| Year ended 6-30-2016 | 8.08 | -4.97 | 6 | 2.04 | -0.38 | 2.07 | -0.41 | 102 |
| Year ended 6-30-2015 | 9.93 | 11.07 | 6 | 2.02 | -0.64 | 2.05 | -0.67 | 113 |
| Year ended 6-30-2014 | 10.59 | 27.04 | 6 | 2.09 | -0.80 | 2.12 | -0.83 | 104 |
| Year ended 6-30-2013 | 8.34 | 16.16 | 5 | 2.18 | -0.24 | 2.21 | -0.27 | 87 |
| Year ended 6-30-2012 | 7.19 | -1.37 | 5 | 2.22 | -1.13 | 2.26 | -1.17 | 58 |
| **Class Y Shares** | | | | | | | | |
| Year ended 6-30-2016 | 9.32 | -3.81 | 280 | 0.83 | 0.75 | 0.86 | 0.72 | 102 |
| Year ended 6-30-2015 | 11.26 | 12.48 | 5 | 0.84 | 0.56 | 0.87 | 0.53 | 113 |
| Year ended 6-30-2014 | 11.80 | 28.52 | 4 | 0.86 | 0.43 | 0.89 | 0.40 | 104 |
| Year ended 6-30-2013 | 9.23 | 17.65 | 3 | 0.86 | 1.09 | 0.90 | 1.05 | 87 |
| Year ended 6-30-2012 | 7.90 | -0.05 | 4 | 0.86 | 0.22 | 0.90 | 0.18 | 58 |

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

ASSET STRATEGY FUND

| | Net Asset Value, Beginning of Period | Net Investment Income (Loss)[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 6-30-2016 | $ 8.88 | $ 0.02 | $(0.96) | $(0.94) | $ — | $ — | $ — |
| Year ended 6-30-2015 | 11.66 | 0.08 | (0.58) | (0.50) | (0.08) | (2.20) | (2.28) |
| Year ended 6-30-2014 | 10.21 | 0.09 | 1.91 | 2.00 | (0.05) | (0.50) | (0.55) |
| Year ended 6-30-2013 | 8.96 | 0.13 | 1.34 | 1.47 | (0.22) | — | (0.22) |
| Year ended 6-30-2012 | 9.98 | 0.10 | (1.02) | (0.92) | (0.10) | — | (0.10) |
| **Class B Shares**[4] | | | | | | | |
| Year ended 6-30-2016 | 8.52 | (0.07) | (0.92) | (0.99) | — | — | — |
| Year ended 6-30-2015 | 11.30 | (0.02) | (0.56) | (0.58) | —* | (2.20) | (2.20) |
| Year ended 6-30-2014 | 9.96 | (0.02) | 1.86 | 1.84 | — | (0.50) | (0.50) |
| Year ended 6-30-2013 | 8.72 | 0.03 | 1.30 | 1.33 | (0.09) | — | (0.09) |
| Year ended 6-30-2012 | 9.71 | 0.00 | (0.97) | (0.97) | (0.02) | — | (0.02) |
| **Class C Shares** | | | | | | | |
| Year ended 6-30-2016 | 8.57 | (0.05) | (0.92) | (0.97) | — | — | — |
| Year ended 6-30-2015 | 11.36 | 0.00 | (0.57) | (0.57) | (0.02) | (2.20) | (2.22) |
| Year ended 6-30-2014 | 9.99 | 0.00 | 1.87 | 1.87 | — | (0.50) | (0.50) |
| Year ended 6-30-2013 | 8.75 | 0.05 | 1.30 | 1.35 | (0.11) | — | (0.11) |
| Year ended 6-30-2012 | 9.74 | 0.02 | (0.98) | (0.96) | (0.03) | — | (0.03) |
| **Class Y Shares** | | | | | | | |
| Year ended 6-30-2016 | 8.94 | 0.05 | (0.98) | (0.93) | — | — | — |
| Year ended 6-30-2015 | 11.71 | 0.11 | (0.58) | (0.47) | (0.10) | (2.20) | (2.30) |
| Year ended 6-30-2014 | 10.25 | 0.14 | 1.90 | 2.04 | (0.08) | (0.50) | (0.58) |
| Year ended 6-30-2013 | 9.01 | 0.15 | 1.35 | 1.50 | (0.26) | — | (0.26) |
| Year ended 6-30-2012 | 10.03 | 0.12 | (1.01) | (0.89) | (0.13) | — | (0.13) |

\* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 6-30-2016 | $ 7.94 | -10.59% | $ 1,370 | 1.16% | 0.25% | 1.16% | 0.25% | 64% |
| Year ended 6-30-2015 | 8.88 | -4.46 | 3,023 | 1.10 | 0.80 | 1.10 | 0.80 | 69 |
| Year ended 6-30-2014 | 11.66 | 19.69 | 3,461 | 1.10 | 0.82 | 1.10 | 0.82 | 83 |
| Year ended 6-30-2013 | 10.21 | 16.50 | 2,933 | 1.15 | 1.33 | 1.16 | 1.32 | 50 |
| Year ended 6-30-2012 | 8.96 | -9.16 | 2,665 | 1.17 | 1.06 | 1.17 | 1.06 | 53 |
| **Class B Shares[4]** | | | | | | | | |
| Year ended 6-30-2016 | 7.53 | -11.62 | 17 | 2.25 | -0.85 | 2.25 | -0.85 | 64 |
| Year ended 6-30-2015 | 8.52 | -5.40 | 30 | 2.11 | -0.21 | 2.11 | -0.21 | 69 |
| Year ended 6-30-2014 | 11.30 | 18.55 | 46 | 2.08 | -0.19 | 2.08 | -0.19 | 83 |
| Year ended 6-30-2013 | 9.96 | 15.29 | 52 | 2.14 | 0.34 | 2.15 | 0.33 | 50 |
| Year ended 6-30-2012 | 8.72 | -9.98 | 59 | 2.13 | 0.04 | 2.13 | 0.04 | 53 |
| **Class C Shares** | | | | | | | | |
| Year ended 6-30-2016 | 7.60 | -11.32 | 34 | 2.01 | -0.61 | 2.01 | -0.61 | 64 |
| Year ended 6-30-2015 | 8.57 | -5.29 | 52 | 1.95 | -0.04 | 1.95 | -0.04 | 69 |
| Year ended 6-30-2014 | 11.36 | 18.80 | 68 | 1.92 | -0.01 | 1.92 | -0.01 | 83 |
| Year ended 6-30-2013 | 9.99 | 15.48 | 66 | 1.97 | 0.51 | 1.98 | 0.50 | 50 |
| Year ended 6-30-2012 | 8.75 | -9.86 | 67 | 1.99 | 0.21 | 1.99 | 0.21 | 53 |
| **Class Y Shares** | | | | | | | | |
| Year ended 6-30-2016 | 8.01 | -10.40 | 805 | 0.83 | 0.63 | 0.83 | 0.63 | 64 |
| Year ended 6-30-2015 | 8.94 | -4.16 | 64 | 0.82 | 1.10 | 0.82 | 1.10 | 69 |
| Year ended 6-30-2014 | 11.71 | 20.04 | 79 | 0.82 | 1.21 | 0.82 | 1.21 | 83 |
| Year ended 6-30-2013 | 10.25 | 16.82 | 60 | 0.84 | 1.47 | 0.85 | 1.46 | 50 |
| Year ended 6-30-2012 | 9.01 | -8.82 | 54 | 0.85 | 1.28 | 0.85 | 1.28 | 53 |

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

CONTINENTAL INCOME FUND

| | Net Asset Value, Beginning of Period | Net Investment Income (Loss)[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 6-30-2016 | $10.44 | $ 0.13 | $(0.36) | $(0.23) | $ (0.11) | $ (0.77) | $(0.88) |
| Year ended 6-30-2015 | 10.55 | 0.09 | 0.28 | 0.37 | (0.07) | (0.41) | (0.48) |
| Year ended 6-30-2014 | 9.33 | 0.08 | 1.69 | 1.77 | (0.07) | (0.48) | (0.55) |
| Year ended 6-30-2013 | 8.70 | 0.11 | 1.04 | 1.15 | (0.11) | (0.41) | (0.52) |
| Year ended 6-30-2012 | 8.70 | 0.10 | 0.18 | 0.28 | (0.11) | (0.17) | (0.28) |
| **Class B Shares[4]** | | | | | | | |
| Year ended 6-30-2016 | 10.30 | 0.02 | (0.36) | (0.34) | (0.02) | (0.75) | (0.77) |
| Year ended 6-30-2015 | 10.46 | (0.02) | 0.27 | 0.25 | — | (0.41) | (0.41) |
| Year ended 6-30-2014 | 9.27 | (0.03) | 1.69 | 1.66 | — | (0.47) | (0.47) |
| Year ended 6-30-2013 | 8.67 | 0.01 | 1.02 | 1.03 | (0.03) | (0.40) | (0.43) |
| Year ended 6-30-2012 | 8.68 | 0.01 | 0.17 | 0.18 | (0.02) | (0.17) | (0.19) |
| **Class C Shares** | | | | | | | |
| Year ended 6-30-2016 | 10.38 | 0.04 | (0.36) | (0.32) | (0.03) | (0.77) | (0.80) |
| Year ended 6-30-2015 | 10.51 | 0.00 | 0.28 | 0.28 | — | (0.41) | (0.41) |
| Year ended 6-30-2014 | 9.30 | (0.01) | 1.70 | 1.69 | — | (0.48) | (0.48) |
| Year ended 6-30-2013 | 8.68 | 0.03 | 1.04 | 1.07 | (0.04) | (0.41) | (0.45) |
| Year ended 6-30-2012 | 8.69 | 0.02 | 0.17 | 0.19 | (0.03) | (0.17) | (0.20) |
| **Class Y Shares** | | | | | | | |
| Year ended 6-30-2016 | 10.45 | 0.06 | (0.27) | (0.21) | (0.14) | (0.77) | (0.91) |
| Year ended 6-30-2015 | 10.56 | 0.12 | 0.28 | 0.40 | (0.10) | (0.41) | (0.51) |
| Year ended 6-30-2014 | 9.33 | 0.10 | 1.71 | 1.81 | (0.10) | (0.48) | (0.58) |
| Year ended 6-30-2013 | 8.70 | 0.13 | 1.04 | 1.17 | (0.13) | (0.41) | (0.54) |
| Year ended 6-30-2012 | 8.70 | 0.13 | 0.17 | 0.30 | (0.13) | (0.17) | (0.30) |

(1) *Based on average weekly shares outstanding.*

(2) *Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.*

(3) *Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.*

(4) *These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.*

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 6-30-2016 | $ 9.33 | -2.29% | $ 879 | 1.15% | 1.30% | 1.16% | 1.29% | 51% |
| Year ended 6-30-2015 | 10.44 | 3.62 | 1,502 | 1.14 | 0.87 | 1.15 | 0.86 | 38 |
| Year ended 6-30-2014 | 10.55 | 19.49 | 1,302 | 1.16 | 0.75 | 1.18 | 0.73 | 34 |
| Year ended 6-30-2013 | 9.33 | 13.72 | 840 | 1.18 | 1.19 | 1.20 | 1.17 | 49 |
| Year ended 6-30-2012 | 8.70 | 3.42 | 636 | 1.20 | 1.18 | 1.22 | 1.16 | 37 |
| **Class B Shares[4]** | | | | | | | | |
| Year ended 6-30-2016 | 9.19 | -3.46 | 4 | 2.26 | 0.19 | 2.27 | 0.18 | 51 |
| Year ended 6-30-2015 | 10.30 | 2.49 | 5 | 2.21 | -0.21 | 2.22 | -0.22 | 38 |
| Year ended 6-30-2014 | 10.46 | 18.24 | 5 | 2.27 | -0.35 | 2.29 | -0.37 | 34 |
| Year ended 6-30-2013 | 9.27 | 12.50 | 6 | 2.34 | 0.06 | 2.36 | 0.04 | 49 |
| Year ended 6-30-2012 | 8.67 | 2.21 | 6 | 2.32 | 0.06 | 2.34 | 0.04 | 37 |
| **Class C Shares** | | | | | | | | |
| Year ended 6-30-2016 | 9.26 | -3.20 | 15 | 2.00 | 0.45 | 2.01 | 0.44 | 51 |
| Year ended 6-30-2015 | 10.38 | 2.77 | 16 | 1.98 | 0.03 | 1.99 | 0.02 | 38 |
| Year ended 6-30-2014 | 10.51 | 18.59 | 16 | 2.00 | -0.08 | 2.02 | -0.10 | 34 |
| Year ended 6-30-2013 | 9.30 | 12.74 | 10 | 2.06 | 0.32 | 2.08 | 0.30 | 49 |
| Year ended 6-30-2012 | 8.68 | 2.38 | 7 | 2.11 | 0.28 | 2.13 | 0.26 | 37 |
| **Class Y Shares** | | | | | | | | |
| Year ended 6-30-2016 | 9.33 | -2.11 | 636 | 0.84 | 0.94 | 0.85 | 0.93 | 51 |
| Year ended 6-30-2015 | 10.45 | 3.91 | 5 | 0.86 | 1.13 | 0.87 | 1.12 | 38 |
| Year ended 6-30-2014 | 10.56 | 19.92 | 7 | 0.88 | 1.04 | 0.90 | 1.02 | 34 |
| Year ended 6-30-2013 | 9.33 | 14.04 | 6 | 0.89 | 1.49 | 0.91 | 1.47 | 49 |
| Year ended 6-30-2012 | 8.70 | 3.74 | 4 | 0.89 | 1.57 | 0.91 | 1.55 | 37 |

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

CORE INVESTMENT FUND

| | Net Asset Value, Beginning of Period | Net Investment Income (Loss)[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 6-30-2016 | $ 7.13 | $ 0.02 | $(0.16) | $(0.14) | $ (0.01) | $(0.89) | $(0.90) |
| Year ended 6-30-2015 | 7.72 | 0.02 | 0.26 | 0.28 | (0.02) | (0.85) | (0.87) |
| Year ended 6-30-2014 | 7.02 | 0.03 | 1.77 | 1.80 | (0.03) | (1.07) | (1.10) |
| Year ended 6-30-2013 | 6.30 | 0.04 | 1.12 | 1.16 | (0.03) | (0.41) | (0.44) |
| Year ended 6-30-2012 | 6.49 | 0.02 | 0.11 | 0.13 | (0.02) | (0.30) | (0.32) |
| **Class B Shares[4]** | | | | | | | |
| Year ended 6-30-2016 | 6.08 | (0.05) | (0.14) | (0.19) | — | (0.83) | (0.83) |
| Year ended 6-30-2015 | 6.71 | (0.06) | 0.22 | 0.16 | — | (0.79) | (0.79) |
| Year ended 6-30-2014 | 6.23 | (0.05) | 1.55 | 1.50 | — | (1.02) | (1.02) |
| Year ended 6-30-2013 | 5.66 | (0.04) | 1.01 | 0.97 | — | (0.40) | (0.40) |
| Year ended 6-30-2012 | 5.92 | (0.05) | 0.09 | 0.04 | — | (0.30) | (0.30) |
| **Class C Shares** | | | | | | | |
| Year ended 6-30-2016 | 6.21 | (0.04) | (0.14) | (0.18) | — | (0.84) | (0.84) |
| Year ended 6-30-2015 | 6.83 | (0.04) | 0.22 | 0.18 | — | (0.80) | (0.80) |
| Year ended 6-30-2014 | 6.33 | (0.04) | 1.58 | 1.54 | — | (1.04) | (1.04) |
| Year ended 6-30-2013 | 5.74 | (0.03) | 1.02 | 0.99 | — | (0.40) | (0.40) |
| Year ended 6-30-2012 | 5.98 | (0.04) | 0.10 | 0.06 | — | (0.30) | (0.30) |
| **Class Y Shares** | | | | | | | |
| Year ended 6-30-2016 | 7.17 | 0.04 | (0.18) | (0.14) | (0.02) | (0.89) | (0.91) |
| Year ended 6-30-2015 | 7.76 | 0.04 | 0.26 | 0.30 | (0.04) | (0.85) | (0.89) |
| Year ended 6-30-2014 | 7.05 | 0.05 | 1.78 | 1.83 | (0.05) | (1.07) | (1.12) |
| Year ended 6-30-2013 | 6.32 | 0.06 | 1.13 | 1.19 | (0.05) | (0.41) | (0.46) |
| Year ended 6-30-2012 | 6.51 | 0.04 | 0.10 | 0.14 | (0.03) | (0.30) | (0.33) |

(1) *Based on average weekly shares outstanding.*

(2) *Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.*

(3) *Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.*

(4) *These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.*

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 6-30-2016 | $6.09 | -2.06% | $ 2,777 | 1.04% | 0.26% | 1.05% | 0.25% | 52% |
| Year ended 6-30-2015 | 7.13 | 3.89 | 4,313 | 1.02 | 0.28 | 1.03 | 0.27 | 64 |
| Year ended 6-30-2014 | 7.72 | 27.42 | 4,296 | 1.04 | 0.39 | 1.06 | 0.37 | 52 |
| Year ended 6-30-2013 | 7.02 | 19.22 | 3,354 | 1.09 | 0.56 | 1.11 | 0.54 | 68 |
| Year ended 6-30-2012 | 6.30 | 2.68 | 2,867 | 1.12 | 0.32 | 1.15 | 0.29 | 58 |
| **Class B Shares[4]** | | | | | | | | |
| Year ended 6-30-2016 | 5.06 | -3.32 | 8 | 2.21 | -0.93 | 2.22 | -0.94 | 52 |
| Year ended 6-30-2015 | 6.08 | 2.64 | 12 | 2.17 | -0.88 | 2.18 | -0.89 | 64 |
| Year ended 6-30-2014 | 6.71 | 25.88 | 15 | 2.21 | -0.78 | 2.22 | -0.79 | 52 |
| Year ended 6-30-2013 | 6.23 | 17.90 | 15 | 2.34 | -0.68 | 2.36 | -0.70 | 68 |
| Year ended 6-30-2012 | 5.66 | 1.26 | 17 | 2.38 | -0.93 | 2.40 | -0.95 | 58 |
| **Class C Shares** | | | | | | | | |
| Year ended 6-30-2016 | 5.19 | -3.05 | 20 | 2.00 | -0.71 | 2.01 | -0.72 | 52 |
| Year ended 6-30-2015 | 6.21 | 2.94 | 22 | 1.96 | -0.66 | 1.97 | -0.67 | 64 |
| Year ended 6-30-2014 | 6.83 | 26.08 | 22 | 1.99 | -0.56 | 2.00 | -0.57 | 52 |
| Year ended 6-30-2013 | 6.33 | 18.15 | 17 | 2.07 | -0.41 | 2.09 | -0.43 | 68 |
| Year ended 6-30-2012 | 5.74 | 1.60 | 14 | 2.11 | -0.67 | 2.13 | -0.69 | 58 |
| **Class Y Shares** | | | | | | | | |
| Year ended 6-30-2016 | 6.12 | -1.96 | 1,069 | 0.78 | 0.60 | 0.79 | 0.59 | 52 |
| Year ended 6-30-2015 | 7.17 | 4.12 | 98 | 0.78 | 0.53 | 0.79 | 0.52 | 64 |
| Year ended 6-30-2014 | 7.76 | 27.80 | 87 | 0.79 | 0.65 | 0.80 | 0.64 | 52 |
| Year ended 6-30-2013 | 7.05 | 19.67 | 83 | 0.80 | 0.85 | 0.82 | 0.83 | 68 |
| Year ended 6-30-2012 | 6.32 | 2.82 | 53 | 0.82 | 0.62 | 0.84 | 0.60 | 58 |

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

DIVIDEND OPPORTUNITIES FUND

| | Net Asset Value, Beginning of Period | Net Investment Income (Loss)[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 6-30-2016 | $16.99 | $ 0.15 | $ 0.02 | $ 0.17 | $ (0.15) | $ (1.98) | $ (2.13) |
| Year ended 6-30-2015 | 19.98 | 0.20 | 0.04 | 0.24 | (0.21) | (3.02) | (3.23) |
| Year ended 6-30-2014 | 17.17 | 0.20 | 3.83 | 4.03 | (0.18) | (1.04) | (1.22) |
| Year ended 6-30-2013 | 14.85 | 0.21 | 2.31 | 2.52 | (0.20) | — | (0.20) |
| Year ended 6-30-2012 | 15.44 | 0.20 | (0.65) | (0.45) | (0.14) | — | (0.14) |
| **Class B Shares**[3] | | | | | | | |
| Year ended 6-30-2016 | 16.56 | (0.03) | 0.01 | (0.02) | — | (1.98) | (1.98) |
| Year ended 6-30-2015 | 19.56 | 0.00* | 0.04 | 0.04 | (0.02) | (3.02) | (3.04) |
| Year ended 6-30-2014 | 16.88 | (0.01) | 3.75 | 3.74 | (0.02) | (1.04) | (1.06) |
| Year ended 6-30-2013 | 14.64 | 0.03 | 2.28 | 2.31 | (0.07) | — | (0.07) |
| Year ended 6-30-2012 | 15.25 | 0.03 | (0.60) | (0.57) | (0.04) | — | (0.04) |
| **Class C Shares** | | | | | | | |
| Year ended 6-30-2016 | 16.70 | 0.02 | 0.01 | 0.03 | — | (1.98) | (1.98) |
| Year ended 6-30-2015 | 19.67 | 0.04 | 0.06 | 0.10 | (0.05) | (3.02) | (3.07) |
| Year ended 6-30-2014 | 16.95 | 0.04 | 3.77 | 3.81 | (0.05) | (1.04) | (1.09) |
| Year ended 6-30-2013 | 14.69 | 0.07 | 2.29 | 2.36 | (0.10) | — | (0.10) |
| Year ended 6-30-2012 | 15.29 | 0.07 | (0.62) | (0.55) | (0.05) | — | (0.05) |
| **Class Y Shares** | | | | | | | |
| Year ended 6-30-2016 | 17.00 | 0.47 | (0.26) | 0.21 | (0.20) | (1.98) | (2.18) |
| Year ended 6-30-2015 | 19.99 | 0.26 | 0.04 | 0.30 | (0.27) | (3.02) | (3.29) |
| Year ended 6-30-2014 | 17.18 | 0.25 | 3.83 | 4.08 | (0.23) | (1.04) | (1.27) |
| Year ended 6-30-2013 | 14.85 | 0.28 | 2.31 | 2.59 | (0.26) | — | (0.26) |
| Year ended 6-30-2012 | 15.45 | 0.26 | (0.68) | (0.42) | (0.18) | — | (0.18) |

\* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets | Ratio of Net Investment Income (Loss) to Average Net Assets | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | |
| Year ended 6-30-2016 | $15.03 | 1.26% | $ 331 | 1.25% | 0.95% | 40% |
| Year ended 6-30-2015 | 16.99 | 1.20 | 631 | 1.23 | 1.08 | 40 |
| Year ended 6-30-2014 | 19.98 | 24.30 | 698 | 1.26 | 1.05 | 47 |
| Year ended 6-30-2013 | 17.17 | 17.11 | 686 | 1.29 | 1.33 | 36 |
| Year ended 6-30-2012 | 14.85 | -2.55 | 698 | 1.32 | 1.43 | 43 |
| **Class B Shares**[3] | | | | | | |
| Year ended 6-30-2016 | 14.56 | 0.06 | 2 | 2.41 | -0.19 | 40 |
| Year ended 6-30-2015 | 16.56 | 0.11 | 4 | 2.33 | -0.02 | 40 |
| Year ended 6-30-2014 | 19.56 | 22.91 | 6 | 2.39 | -0.07 | 47 |
| Year ended 6-30-2013 | 16.88 | 15.81 | 7 | 2.48 | 0.17 | 36 |
| Year ended 6-30-2012 | 14.64 | -3.71 | 8 | 2.47 | 0.24 | 43 |
| **Class C Shares** | | | | | | |
| Year ended 6-30-2016 | 14.75 | 0.38 | 7 | 2.07 | 0.15 | 40 |
| Year ended 6-30-2015 | 16.70 | 0.43 | 8 | 2.06 | 0.24 | 40 |
| Year ended 6-30-2014 | 19.67 | 23.20 | 9 | 2.11 | 0.20 | 47 |
| Year ended 6-30-2013 | 16.95 | 16.17 | 9 | 2.17 | 0.46 | 36 |
| Year ended 6-30-2012 | 14.69 | -3.51 | 10 | 2.23 | 0.49 | 43 |
| **Class Y Shares** | | | | | | |
| Year ended 6-30-2016 | 15.03 | 1.56 | 234 | 0.82 | 3.92 | 40 |
| Year ended 6-30-2015 | 17.00 | 1.53 | 5 | 0.90 | 1.40 | 40 |
| Year ended 6-30-2014 | 19.99 | 24.68 | 2 | 0.95 | 1.32 | 47 |
| Year ended 6-30-2013 | 17.18 | 17.63 | 2 | 0.89 | 1.71 | 36 |
| Year ended 6-30-2012 | 14.85 | -2.22 | 1 | 0.91 | 1.84 | 43 |

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

ENERGY FUND

| | Net Asset Value, Beginning of Period | Net Investment Income (Loss)[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 6-30-2016 | $ 14.13 | $(0.05) | $ (1.53) | $ (1.58) | $— | $— | $— |
| Year ended 6-30-2015 | 18.81 | (0.06) | (4.62) | (4.68) | — | — | — |
| Year ended 6-30-2014 | 13.72 | (0.09) | 5.18 | 5.09 | — | — | — |
| Year ended 6-30-2013 | 11.21 | (0.08) | 2.59 | 2.51 | — | — | — |
| Year ended 6-30-2012 | 14.38 | (0.08) | (3.09) | (3.17) | — | — | — |
| **Class B Shares[3]** | | | | | | | |
| Year ended 6-30-2016 | 12.71 | (0.20) | (1.39) | (1.59) | — | — | — |
| Year ended 6-30-2015 | 17.13 | (0.23) | (4.19) | (4.42) | — | — | — |
| Year ended 6-30-2014 | 12.65 | (0.25) | 4.73 | 4.48 | — | — | — |
| Year ended 6-30-2013 | 10.47 | (0.22) | 2.40 | 2.18 | — | — | — |
| Year ended 6-30-2012 | 13.59 | (0.22) | (2.90) | (3.12) | — | — | — |
| **Class C Shares** | | | | | | | |
| Year ended 6-30-2016 | 13.12 | (0.14) | (1.41) | (1.55) | — | — | — |
| Year ended 6-30-2015 | 17.61 | (0.18) | (4.31) | (4.49) | — | — | — |
| Year ended 6-30-2014 | 12.96 | (0.21) | 4.86 | 4.65 | — | — | — |
| Year ended 6-30-2013 | 10.68 | (0.18) | 2.46 | 2.28 | — | — | — |
| Year ended 6-30-2012 | 13.81 | (0.18) | (2.95) | (3.13) | — | — | — |
| **Class Y Shares** | | | | | | | |
| Year ended 6-30-2016 | 14.76 | (0.02) | (1.56) | (1.58) | — | — | — |
| Year ended 6-30-2015 | 19.55 | 0.01 | (4.80) | (4.79) | — | — | — |
| Year ended 6-30-2014 | 14.20 | (0.01) | 5.36 | 5.35 | — | — | — |
| Year ended 6-30-2013 | 11.53 | (0.01) | 2.68 | 2.67 | — | — | — |
| Year ended 6-30-2012 | 14.71 | (0.01) | (3.17) | (3.18) | — | — | — |

(1) *Based on average weekly shares outstanding.*

(2) *Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.*

(3) *These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.*

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets | Ratio of Net Investment Income (Loss) to Average Net Assets | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | |
| Year ended 6-30-2016 | $12.55 | -11.18% | $ 158 | 1.64% | -0.39% | 47% |
| Year ended 6-30-2015 | 14.13 | -24.88 | 265 | 1.55 | -0.38 | 24 |
| Year ended 6-30-2014 | 18.81 | 37.00 | 299 | 1.57 | -0.54 | 43 |
| Year ended 6-30-2013 | 13.72 | 22.48 | 208 | 1.66 | -0.62 | 22 |
| Year ended 6-30-2012 | 11.21 | -22.05 | 185 | 1.68 | -0.67 | 22 |
| **Class B Shares**[3] | | | | | | |
| Year ended 6-30-2016 | 11.12 | -12.51 | 1 | 3.14 | -1.88 | 47 |
| Year ended 6-30-2015 | 12.71 | -25.80 | 1 | 2.81 | -1.64 | 24 |
| Year ended 6-30-2014 | 17.13 | 35.41 | 2 | 2.78 | -1.75 | 43 |
| Year ended 6-30-2013 | 12.65 | 20.82 | 3 | 2.93 | -1.88 | 22 |
| Year ended 6-30-2012 | 10.47 | -22.96 | 3 | 2.89 | -1.89 | 22 |
| **Class C Shares** | | | | | | |
| Year ended 6-30-2016 | 11.57 | -11.81 | 2 | 2.58 | -1.34 | 47 |
| Year ended 6-30-2015 | 13.12 | -25.50 | 3 | 2.43 | -1.25 | 24 |
| Year ended 6-30-2014 | 17.61 | 35.77 | 4 | 2.42 | -1.40 | 43 |
| Year ended 6-30-2013 | 12.96 | 21.44 | 3 | 2.52 | -1.47 | 22 |
| Year ended 6-30-2012 | 10.68 | -22.67 | 3 | 2.50 | -1.50 | 22 |
| **Class Y Shares** | | | | | | |
| Year ended 6-30-2016 | 13.18 | -10.70 | 87 | 1.10 | -0.19 | 47 |
| Year ended 6-30-2015 | 14.76 | -24.50 | 3 | 1.09 | 0.08 | 24 |
| Year ended 6-30-2014 | 19.55 | 37.68 | 4 | 1.09 | -0.06 | 43 |
| Year ended 6-30-2013 | 14.20 | 23.16 | 2 | 1.10 | -0.06 | 22 |
| Year ended 6-30-2012 | 11.53 | -21.62 | 2 | 1.11 | -0.12 | 22 |

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

GLOBAL GROWTH FUND

| | Net Asset Value, Beginning of Period | Net Investment Income (Loss)[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 6-30-2016 | $12.34 | $(0.02) | $(0.84) | $(0.86) | $ — | $(0.64) | $(0.64) |
| Year ended 6-30-2015 | 12.93 | 0.03 | (0.13) | (0.10) | (0.05) | (0.44) | (0.49) |
| Year ended 6-30-2014 | 10.51 | 0.08 | 2.52 | 2.60 | (0.18) | — | (0.18) |
| Year ended 6-30-2013 | 9.24 | 0.09 | 1.20 | 1.29 | (0.02) | — | (0.02) |
| Year ended 6-30-2012 | 10.26 | 0.08 | (0.95) | (0.87) | (0.15) | — | (0.15) |
| **Class B Shares[4]** | | | | | | | |
| Year ended 6-30-2016 | 11.13 | (0.18) | (0.74) | (0.92) | — | (0.64) | (0.64) |
| Year ended 6-30-2015 | 11.83 | (0.14) | (0.12) | (0.26) | — | (0.44) | (0.44) |
| Year ended 6-30-2014 | 9.60 | (0.08) | 2.31 | 2.23 | — | — | — |
| Year ended 6-30-2013 | 8.54 | (0.06) | 1.12 | 1.06 | — | — | — |
| Year ended 6-30-2012 | 9.51 | (0.06) | (0.88) | (0.94) | (0.03) | — | (0.03) |
| **Class C Shares** | | | | | | | |
| Year ended 6-30-2016 | 11.62 | (0.14) | (0.79) | (0.93) | — | (0.64) | (0.64) |
| Year ended 6-30-2015 | 12.28 | (0.09) | (0.13) | (0.22) | — | (0.44) | (0.44) |
| Year ended 6-30-2014 | 9.97 | (0.05) | 2.40 | 2.35 | (0.04) | — | (0.04) |
| Year ended 6-30-2013 | 8.84 | (0.02) | 1.15 | 1.13 | — | — | — |
| Year ended 6-30-2012 | 9.82 | (0.02) | (0.90) | (0.92) | (0.06) | — | (0.06) |
| **Class Y Shares** | | | | | | | |
| Year ended 6-30-2016 | 12.37 | 0.02 | (0.84) | (0.82) | — | (0.64) | (0.64) |
| Year ended 6-30-2015 | 12.95 | 0.08 | (0.14) | (0.06) | (0.08) | (0.44) | (0.52) |
| Year ended 6-30-2014 | 10.52 | 0.12 | 2.53 | 2.65 | (0.22) | — | (0.22) |
| Year ended 6-30-2013 | 9.26 | 0.13 | 1.21 | 1.34 | (0.08) | — | (0.08) |
| Year ended 6-30-2012 | 10.29 | 0.13 | (0.97) | (0.84) | (0.19) | — | (0.19) |

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 6-30-2016 | $10.84 | -7.24% | $348 | 1.39% | -0.19% | 1.42% | -0.22% | 44% |
| Year ended 6-30-2015 | 12.34 | -0.59 | 571 | 1.39 | 0.24 | 1.42 | 0.21 | 72 |
| Year ended 6-30-2014 | 12.93 | 24.81 | 572 | 1.42 | 0.65 | 1.45 | 0.62 | 49 |
| Year ended 6-30-2013 | 10.51 | 14.04 | 464 | 1.46 | 0.89 | 1.49 | 0.86 | 44 |
| Year ended 6-30-2012 | 9.24 | -8.39 | 424 | 1.50 | 0.83 | 1.53 | 0.80 | 30 |
| **Class B Shares[4]** | | | | | | | | |
| Year ended 6-30-2016 | 9.57 | -8.60 | 1 | 2.85 | -1.73 | 2.88 | -1.76 | 44 |
| Year ended 6-30-2015 | 11.13 | -2.06 | 1 | 2.83 | -1.27 | 2.86 | -1.30 | 72 |
| Year ended 6-30-2014 | 11.83 | 23.24 | 2 | 2.76 | -0.77 | 2.79 | -0.80 | 49 |
| Year ended 6-30-2013 | 9.60 | 12.41 | 2 | 2.91 | -0.63 | 2.94 | -0.66 | 44 |
| Year ended 6-30-2012 | 8.54 | -9.83 | 2 | 2.96 | -0.75 | 2.99 | -0.78 | 30 |
| **Class C Shares** | | | | | | | | |
| Year ended 6-30-2016 | 10.05 | -8.32 | 1 | 2.49 | -1.34 | 2.52 | -1.37 | 44 |
| Year ended 6-30-2015 | 11.62 | -1.65 | 2 | 2.42 | -0.80 | 2.45 | -0.83 | 72 |
| Year ended 6-30-2014 | 12.28 | 23.59 | 2 | 2.49 | -0.47 | 2.52 | -0.50 | 49 |
| Year ended 6-30-2013 | 9.97 | 12.78 | 2 | 2.52 | -0.24 | 2.55 | -0.27 | 44 |
| Year ended 6-30-2012 | 8.84 | -9.38 | 2 | 2.55 | -0.27 | 2.58 | -0.30 | 30 |
| **Class Y Shares** | | | | | | | | |
| Year ended 6-30-2016 | 10.91 | -6.89 | 262 | 1.03 | 0.15 | 1.06 | 0.12 | 44 |
| Year ended 6-30-2015 | 12.37 | -0.30 | 76 | 1.04 | 0.63 | 1.07 | 0.60 | 72 |
| Year ended 6-30-2014 | 12.95 | 25.45 | 59 | 1.05 | 0.97 | 1.08 | 0.94 | 49 |
| Year ended 6-30-2013 | 10.52 | 14.46 | 55 | 1.05 | 1.30 | 1.08 | 1.27 | 44 |
| Year ended 6-30-2012 | 9.26 | -8.06 | 50 | 1.06 | 1.38 | 1.09 | 1.35 | 30 |

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

NEW CONCEPTS FUND

| | Net Asset Value, Beginning of Period | Net Investment Income (Loss)[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 6-30-2016 | $ 11.25 | $(0.03) | $ (0.81) | $(0.84) | $— | $ (1.05) | $ (1.05) |
| Year ended 6-30-2015 | 12.06 | (0.06) | 0.88 | 0.82 | — | (1.63) | (1.63) |
| Year ended 6-30-2014 | 10.93 | (0.08) | 2.43 | 2.35 | — | (1.22) | (1.22) |
| Year ended 6-30-2013 | 9.53 | (0.06) | 1.87 | 1.81 | — | (0.41) | (0.41) |
| Year ended 6-30-2012 | 12.27 | (0.08) | (0.67) | (0.75) | — | (1.99) | (1.99) |
| **Class B Shares[4]** | | | | | | | |
| Year ended 6-30-2016 | 8.15 | (0.10) | (0.58) | (0.68) | — | (0.96) | (0.96) |
| Year ended 6-30-2015 | 9.22 | (0.14) | 0.64 | 0.50 | — | (1.57) | (1.57) |
| Year ended 6-30-2014 | 8.65 | (0.17) | 1.91 | 1.74 | — | (1.17) | (1.17) |
| Year ended 6-30-2013 | 7.71 | (0.15) | 1.50 | 1.35 | — | (0.41) | (0.41) |
| Year ended 6-30-2012 | 10.37 | (0.16) | (0.59) | (0.75) | — | (1.91) | (1.91) |
| **Class C Shares** | | | | | | | |
| Year ended 6-30-2016 | 8.47 | (0.09) | (0.61) | (0.70) | — | (0.97) | (0.97) |
| Year ended 6-30-2015 | 9.51 | (0.13) | 0.67 | 0.54 | — | (1.58) | (1.58) |
| Year ended 6-30-2014 | 8.89 | (0.15) | 1.95 | 1.80 | — | (1.18) | (1.18) |
| Year ended 6-30-2013 | 7.89 | (0.13) | 1.54 | 1.41 | — | (0.41) | (0.41) |
| Year ended 6-30-2012 | 10.55 | (0.15) | (0.59) | (0.74) | — | (1.92) | (1.92) |
| **Class Y Shares** | | | | | | | |
| Year ended 6-30-2016 | 12.46 | 0.01 | (0.90) | (0.89) | — | (1.09) | (1.09) |
| Year ended 6-30-2015 | 13.17 | (0.03) | 0.97 | 0.94 | — | (1.65) | (1.65) |
| Year ended 6-30-2014 | 11.82 | (0.04) | 2.63 | 2.59 | — | (1.24) | (1.24) |
| Year ended 6-30-2013 | 10.23 | (0.02) | 2.02 | 2.00 | — | (0.41) | (0.41) |
| Year ended 6-30-2012 | 13.01 | (0.05) | (0.70) | (0.75) | — | (2.03) | (2.03) |

(1) *Based on average weekly shares outstanding.*

(2) *Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.*

(3) *Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.*

(4) *These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.*

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 6-30-2016 | $ 9.36 | -7.25% | $1,015 | 1.37% | -0.27% | 1.38% | -0.28% | 40% |
| Year ended 6-30-2015 | 11.25 | 7.51 | 1,816 | 1.34 | -0.53 | 1.35 | -0.54 | 33 |
| Year ended 6-30-2014 | 12.06 | 22.44 | 1,764 | 1.36 | -0.67 | 1.37 | -0.68 | 51 |
| Year ended 6-30-2013 | 10.93 | 19.55 | 1,476 | 1.41 | -0.61 | 1.42 | -0.62 | 38 |
| Year ended 6-30-2012 | 9.53 | -5.52 | 1,308 | 1.43 | -0.76 | 1.45 | -0.78 | 48 |
| **Class B Shares[4]** | | | | | | | | |
| Year ended 6-30-2016 | 6.51 | -8.22 | 5 | 2.53 | -1.43 | 2.54 | -1.44 | 40 |
| Year ended 6-30-2015 | 8.15 | 6.28 | 7 | 2.47 | -1.66 | 2.48 | -1.67 | 33 |
| Year ended 6-30-2014 | 9.22 | 21.04 | 9 | 2.50 | -1.80 | 2.51 | -1.81 | 51 |
| Year ended 6-30-2013 | 8.65 | 18.30 | 11 | 2.62 | -1.81 | 2.63 | -1.82 | 38 |
| Year ended 6-30-2012 | 7.71 | -6.64 | 13 | 2.58 | -1.91 | 2.60 | -1.93 | 48 |
| **Class C Shares** | | | | | | | | |
| Year ended 6-30-2016 | 6.80 | -8.07 | 8 | 2.32 | -1.23 | 2.33 | -1.24 | 40 |
| Year ended 6-30-2015 | 8.47 | 6.50 | 11 | 2.25 | -1.44 | 2.26 | -1.45 | 33 |
| Year ended 6-30-2014 | 9.51 | 21.31 | 12 | 2.27 | -1.58 | 2.28 | -1.59 | 51 |
| Year ended 6-30-2013 | 8.89 | 18.52 | 11 | 2.35 | -1.54 | 2.37 | -1.56 | 38 |
| Year ended 6-30-2012 | 7.89 | -6.44 | 11 | 2.38 | -1.71 | 2.40 | -1.73 | 48 |
| **Class Y Shares** | | | | | | | | |
| Year ended 6-30-2016 | 10.48 | -6.91 | 592 | 1.02 | 0.14 | 1.03 | 0.13 | 40 |
| Year ended 6-30-2015 | 12.46 | 7.86 | 89 | 1.01 | -0.21 | 1.02 | -0.22 | 33 |
| Year ended 6-30-2014 | 13.17 | 22.82 | 83 | 1.02 | -0.32 | 1.03 | -0.33 | 51 |
| Year ended 6-30-2013 | 11.82 | 20.08 | 80 | 1.02 | -0.22 | 1.03 | -0.23 | 38 |
| Year ended 6-30-2012 | 10.23 | -5.11 | 56 | 1.03 | -0.45 | 1.05 | -0.47 | 48 |

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

SCIENCE AND TECHNOLOGY FUND

| | Net Asset Value, Beginning of Period | Net Investment Loss[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 6-30-2016 | $15.70 | $ (0.11) | $(2.30) | $ (2.41) | $— | $ (1.07) | $ (1.07) |
| Year ended 6-30-2015 | 16.85 | (0.11) | 0.42 | 0.31 | — | (1.46) | (1.46) |
| Year ended 6-30-2014 | 13.55 | (0.09) | 4.75 | 4.66 | — | (1.36) | (1.36) |
| Year ended 6-30-2013 | 10.45 | (0.08) | 3.41 | 3.33 | — | (0.23) | (0.23) |
| Year ended 6-30-2012 | 11.06 | (0.10) | 0.32 | 0.22 | — | (0.83) | (0.83) |
| **Class B Shares[4]** | | | | | | | |
| Year ended 6-30-2016 | 11.42 | (0.18) | (1.65) | (1.83) | — | (1.07) | (1.07) |
| Year ended 6-30-2015 | 12.78 | (0.20) | 0.30 | 0.10 | — | (1.46) | (1.46) |
| Year ended 6-30-2014 | 10.65 | (0.20) | 3.69 | 3.49 | — | (1.36) | (1.36) |
| Year ended 6-30-2013 | 8.36 | (0.17) | 2.69 | 2.52 | — | (0.23) | (0.23) |
| Year ended 6-30-2012 | 9.03 | (0.18) | 0.25 | 0.07 | — | (0.74) | (0.74) |
| **Class C Shares** | | | | | | | |
| Year ended 6-30-2016 | 11.60 | (0.17) | (1.68) | (1.85) | — | (1.07) | (1.07) |
| Year ended 6-30-2015 | 12.95 | (0.19) | 0.30 | 0.11 | — | (1.46) | (1.46) |
| Year ended 6-30-2014 | 10.77 | (0.19) | 3.73 | 3.54 | — | (1.36) | (1.36) |
| Year ended 6-30-2013 | 8.43 | (0.16) | 2.73 | 2.57 | — | (0.23) | (0.23) |
| Year ended 6-30-2012 | 9.10 | (0.16) | 0.24 | 0.08 | — | (0.75) | (0.75) |
| **Class Y Shares** | | | | | | | |
| Year ended 6-30-2016 | 17.48 | (0.06) | (2.60) | (2.66) | — | (1.07) | (1.07) |
| Year ended 6-30-2015 | 18.55 | (0.07) | 0.46 | 0.39 | — | (1.46) | (1.46) |
| Year ended 6-30-2014 | 14.76 | (0.05) | 5.20 | 5.15 | — | (1.36) | (1.36) |
| Year ended 6-30-2013 | 11.33 | (0.04) | 3.70 | 3.66 | — | (0.23) | (0.23) |
| Year ended 6-30-2012 | 11.92 | (0.07) | 0.35 | 0.28 | — | (0.87) | (0.87) |

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Loss to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| Class A Shares | | | | | | | | |
| Year ended 6-30-2016 | $12.22 | -16.09% | $2,302 | 1.27% | -0.78% | 1.28% | -0.79% | 9% |
| Year ended 6-30-2015 | 15.70 | 2.28 | 3,638 | 1.24 | -0.67 | 1.24 | -0.67 | 29 |
| Year ended 6-30-2014 | 16.85 | 35.51 | 3,736 | 1.26 | -0.58 | 1.26 | -0.58 | 41 |
| Year ended 6-30-2013 | 13.55 | 32.42 | 2,763 | 1.32 | -0.67 | 1.33 | -0.68 | 50 |
| Year ended 6-30-2012 | 10.45 | 3.40 | 2,169 | 1.37 | -0.99 | 1.38 | -1.00 | 42 |
| Class B Shares[4] | | | | | | | | |
| Year ended 6-30-2016 | 8.52 | -17.08 | 11 | 2.37 | -1.89 | 2.38 | -1.90 | 9 |
| Year ended 6-30-2015 | 11.42 | 1.30 | 18 | 2.30 | -1.73 | 2.30 | -1.73 | 29 |
| Year ended 6-30-2014 | 12.78 | 34.10 | 23 | 2.32 | -1.66 | 2.32 | -1.66 | 41 |
| Year ended 6-30-2013 | 10.65 | 30.81 | 23 | 2.49 | -1.84 | 2.50 | -1.85 | 50 |
| Year ended 6-30-2012 | 8.36 | 2.19 | 23 | 2.56 | -2.17 | 2.57 | -2.18 | 42 |
| Class C Shares | | | | | | | | |
| Year ended 6-30-2016 | 8.68 | -16.99 | 16 | 2.28 | -1.78 | 2.29 | -1.79 | 9 |
| Year ended 6-30-2015 | 11.60 | 1.36 | 21 | 2.20 | -1.62 | 2.20 | -1.62 | 29 |
| Year ended 6-30-2014 | 12.95 | 34.20 | 22 | 2.19 | -1.52 | 2.19 | -1.52 | 41 |
| Year ended 6-30-2013 | 10.77 | 31.15 | 16 | 2.31 | -1.66 | 2.32 | -1.67 | 50 |
| Year ended 6-30-2012 | 8.43 | 2.31 | 13 | 2.38 | -1.99 | 2.39 | -2.00 | 42 |
| Class Y Shares | | | | | | | | |
| Year ended 6-30-2016 | 13.75 | -15.87 | 698 | 0.99 | -0.43 | 1.00 | -0.44 | 9 |
| Year ended 6-30-2015 | 17.48 | 2.51 | 136 | 0.99 | -0.41 | 0.99 | -0.41 | 29 |
| Year ended 6-30-2014 | 18.55 | 35.93 | 136 | 0.99 | -0.32 | 0.99 | -0.32 | 41 |
| Year ended 6-30-2013 | 14.76 | 32.81 | 99 | 1.01 | -0.35 | 1.02 | -0.36 | 50 |
| Year ended 6-30-2012 | 11.33 | 3.71 | 78 | 1.03 | -0.64 | 1.04 | -0.65 | 42 |

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

SMALL CAP FUND

| | Net Asset Value, Beginning of Period | Net Investment Loss[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 6-30-2016 | $ 17.73 | $ (0.12) | $(0.75) | $(0.87) | $— | $ (2.18) | $ (2.18) |
| Year ended 6-30-2015 | 17.91 | (0.13) | 1.41 | 1.28 | — | (1.46) | (1.46) |
| Year ended 6-30-2014 | 16.87 | (0.19) | 3.85 | 3.66 | — | (2.62) | (2.62) |
| Year ended 6-30-2013 | 14.70 | (0.15) | 3.08 | 2.93 | — | (0.76) | (0.76) |
| Year ended 6-30-2012 | 17.19 | (0.18) | (0.88) | (1.06) | — | (1.43) | (1.43) |
| **Class B Shares[4]** | | | | | | | |
| Year ended 6-30-2016 | 13.78 | (0.22) | (0.60) | (0.82) | — | (2.18) | (2.18) |
| Year ended 6-30-2015 | 14.39 | (0.25) | 1.10 | 0.85 | — | (1.46) | (1.46) |
| Year ended 6-30-2014 | 14.09 | (0.31) | 3.16 | 2.85 | — | (2.55) | (2.55) |
| Year ended 6-30-2013 | 12.54 | (0.28) | 2.59 | 2.31 | — | (0.76) | (0.76) |
| Year ended 6-30-2012 | 15.08 | (0.30) | (0.81) | (1.11) | — | (1.43) | (1.43) |
| **Class C Shares** | | | | | | | |
| Year ended 6-30-2016 | 14.59 | (0.19) | (0.64) | (0.83) | — | (2.18) | (2.18) |
| Year ended 6-30-2015 | 15.11 | (0.23) | 1.17 | 0.94 | — | (1.46) | (1.46) |
| Year ended 6-30-2014 | 14.66 | (0.28) | 3.29 | 3.01 | — | (2.56) | (2.56) |
| Year ended 6-30-2013 | 12.97 | (0.24) | 2.69 | 2.45 | — | (0.76) | (0.76) |
| Year ended 6-30-2012 | 15.49 | (0.27) | (0.82) | (1.09) | — | (1.43) | (1.43) |
| **Class Y Shares** | | | | | | | |
| Year ended 6-30-2016 | 19.71 | (0.06) | (0.84) | (0.90) | — | (2.18) | (2.18) |
| Year ended 6-30-2015 | 19.71 | (0.07) | 1.57 | 1.50 | — | (1.50) | (1.50) |
| Year ended 6-30-2014 | 18.30 | (0.13) | 4.20 | 4.07 | — | (2.66) | (2.66) |
| Year ended 6-30-2013 | 15.81 | (0.09) | 3.34 | 3.25 | — | (0.76) | (0.76) |
| Year ended 6-30-2012 | 18.28 | (0.12) | (0.92) | (1.04) | — | (1.43) | (1.43) |

(1)  Based on average weekly shares outstanding.

(2)  Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3)  Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4)  These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Loss to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 6-30-2016 | $14.68 | -4.76% | $546 | 1.43% | -0.76% | 1.45% | -0.78% | 42% |
| Year ended 6-30-2015 | 17.73 | 7.94 | 859 | 1.41 | -0.75 | 1.43 | -0.77 | 42 |
| Year ended 6-30-2014 | 17.91 | 22.91 | 870 | 1.43 | -1.04 | 1.45 | -1.06 | 47 |
| Year ended 6-30-2013 | 16.87 | 21.06 | 742 | 1.52 | -0.98 | 1.54 | -1.00 | 40 |
| Year ended 6-30-2012 | 14.70 | -5.14 | 655 | 1.54 | -1.27 | 1.56 | -1.29 | 51 |
| **Class B Shares[4]** | | | | | | | | |
| Year ended 6-30-2016 | 10.78 | -5.88 | 4 | 2.56 | -1.89 | 2.58 | -1.91 | 42 |
| Year ended 6-30-2015 | 13.78 | 6.80 | 7 | 2.53 | -1.87 | 2.55 | -1.89 | 42 |
| Year ended 6-30-2014 | 14.39 | 21.47 | 9 | 2.53 | -2.14 | 2.55 | -2.16 | 47 |
| Year ended 6-30-2013 | 14.09 | 19.70 | 10 | 2.70 | -2.15 | 2.72 | -2.17 | 40 |
| Year ended 6-30-2012 | 12.54 | -6.26 | 12 | 2.70 | -2.42 | 2.72 | -2.44 | 51 |
| **Class C Shares** | | | | | | | | |
| Year ended 6-30-2016 | 11.58 | -5.60 | 7 | 2.26 | -1.59 | 2.28 | -1.61 | 42 |
| Year ended 6-30-2015 | 14.59 | 7.09 | 9 | 2.24 | -1.58 | 2.26 | -1.60 | 42 |
| Year ended 6-30-2014 | 15.11 | 21.82 | 10 | 2.25 | -1.86 | 2.27 | -1.88 | 47 |
| Year ended 6-30-2013 | 14.66 | 20.14 | 10 | 2.34 | -1.80 | 2.36 | -1.82 | 40 |
| Year ended 6-30-2012 | 12.97 | -5.95 | 10 | 2.37 | -2.09 | 2.39 | -2.11 | 51 |
| **Class Y Shares** | | | | | | | | |
| Year ended 6-30-2016 | 16.63 | -4.42 | 245 | 1.03 | -0.37 | 1.05 | -0.39 | 42 |
| Year ended 6-30-2015 | 19.71 | 8.37 | 24 | 1.03 | -0.36 | 1.05 | -0.38 | 42 |
| Year ended 6-30-2014 | 19.71 | 23.39 | 19 | 1.04 | -0.66 | 1.06 | -0.68 | 47 |
| Year ended 6-30-2013 | 18.30 | 21.62 | 34 | 1.05 | -0.52 | 1.07 | -0.54 | 40 |
| Year ended 6-30-2012 | 15.81 | -4.70 | 26 | 1.05 | -0.77 | 1.07 | -0.79 | 51 |

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

TAX-MANAGED EQUITY FUND

| | Net Asset Value, Beginning of Period | Net Investment Income (Loss)[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 6-30-2016 | $ 18.61 | $(0.04) | $(0.45) | $(0.49) | $ — | $ (1.45) | $ (1.45) |
| Year ended 6-30-2015 | 17.66 | 0.00 | 2.21 | 2.21 | —* | (1.26) | (1.26) |
| Year ended 6-30-2014 | 14.70 | 0.01 | 4.43 | 4.44 | (0.01) | (1.47) | (1.48) |
| Year ended 6-30-2013 | 13.14 | 0.06 | 1.90 | 1.96 | (0.05) | (0.35) | (0.40) |
| Year ended 6-30-2012 | 13.10 | (0.01) | 0.05 | 0.04 | — | — | — |
| **Class B Shares[4]** | | | | | | | |
| Year ended 6-30-2016 | 16.06 | (0.19) | (0.38) | (0.57) | — | (1.29) | (1.29) |
| Year ended 6-30-2015 | 15.55 | (0.15) | 1.92 | 1.77 | — | (1.26) | (1.26) |
| Year ended 6-30-2014 | 13.09 | (0.13) | 3.92 | 3.79 | — | (1.33) | (1.33) |
| Year ended 6-30-2013 | 11.82 | (0.07) | 1.69 | 1.62 | — | (0.35) | (0.35) |
| Year ended 6-30-2012 | 11.90 | (0.12) | 0.04 | (0.08) | — | — | — |
| **Class C Shares** | | | | | | | |
| Year ended 6-30-2016 | 16.06 | (0.16) | (0.39) | (0.55) | — | (1.31) | (1.31) |
| Year ended 6-30-2015 | 15.54 | (0.13) | 1.91 | 1.78 | — | (1.26) | (1.26) |
| Year ended 6-30-2014 | 13.08 | (0.12) | 3.94 | 3.82 | — | (1.36) | (1.36) |
| Year ended 6-30-2013 | 11.80 | (0.06) | 1.69 | 1.63 | — | (0.35) | (0.35) |
| Year ended 6-30-2012 | 11.87 | (0.11) | 0.04 | (0.07) | — | — | — |
| **Class Y Shares** | | | | | | | |
| Year ended 6-30-2016[5] | 16.92 | 0.00* | (0.24) | (0.24) | — | — | — |

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

(5) For the period from June 10, 2016 (commencement of operations of the class) through June 30, 2016.

(6) Annualized.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended June 30, 2016.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 6-30-2016 | $16.67 | -2.94% | $ 212 | 1.07% | -0.25% | 1.08% | -0.26% | 39% |
| Year ended 6-30-2015 | 18.61 | 13.14 | 360 | 1.06 | 0.02 | 1.08 | 0.00* | 43 |
| Year ended 6-30-2014 | 17.66 | 31.22 | 305 | 1.08 | 0.06 | 1.09 | 0.05 | 30 |
| Year ended 6-30-2013 | 14.70 | 15.26 | 233 | 1.12 | 0.42 | 1.14 | 0.40 | 42 |
| Year ended 6-30-2012 | 13.14 | 0.31 | 203 | 1.14 | -0.06 | 1.15 | -0.07 | 37 |
| **Class B Shares**[4] | | | | | | | | |
| Year ended 6-30-2016 | 14.20 | -3.89 | —* | 2.11 | -1.29 | — | — | 39 |
| Year ended 6-30-2015 | 16.06 | 12.02 | —* | 2.05 | -0.97 | — | — | 43 |
| Year ended 6-30-2014 | 15.55 | 29.98 | 1 | 2.06 | -0.92 | — | — | 30 |
| Year ended 6-30-2013 | 13.09 | 14.02 | 1 | 2.16 | -0.60 | — | — | 42 |
| Year ended 6-30-2012 | 11.82 | -0.67 | 1 | 2.14 | -1.06 | — | — | 37 |
| **Class C Shares** | | | | | | | | |
| Year ended 6-30-2016 | 14.20 | -3.76 | 6 | 1.94 | -1.11 | — | — | 39 |
| Year ended 6-30-2015 | 16.06 | 12.10 | 5 | 1.93 | -0.85 | — | — | 43 |
| Year ended 6-30-2014 | 15.54 | 30.09 | 4 | 1.95 | -0.81 | — | — | 30 |
| Year ended 6-30-2013 | 13.08 | 14.21 | 3 | 2.03 | -0.49 | — | — | 42 |
| Year ended 6-30-2012 | 11.80 | -0.59 | 3 | 2.06 | -0.98 | — | — | 37 |
| **Class Y Shares** | | | | | | | | |
| Year ended 6-30-2016[5] | 16.68 | -1.42 | 162 | 0.74[6] | 0.21[6] | — | — | 39[7] |

See Accompanying Notes to Financial Statements.

# FINANCIAL HIGHLIGHTS

## WADDELL & REED ADVISORS FUNDS

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

VALUE FUND

| | Net Asset Value, Beginning of Period | Net Investment Income (Loss)[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 6-30-2016 | $16.32 | $ 0.12 | $(0.97) | $(0.85) | $(0.05) | $ (2.14) | $ (2.19) |
| Year ended 6-30-2015 | 17.45 | 0.09 | 0.54 | 0.63 | (0.05) | (1.71) | (1.76) |
| Year ended 6-30-2014 | 15.14 | 0.07 | 3.13 | 3.20 | (0.04) | (0.85) | (0.89) |
| Year ended 6-30-2013 | 11.91 | 0.11 | 3.27 | 3.38 | (0.15) | — | (0.15) |
| Year ended 6-30-2012 | 12.55 | 0.11 | (0.64) | (0.53) | (0.11) | — | (0.11) |
| **Class B Shares**[4] | | | | | | | |
| Year ended 6-30-2016 | 15.31 | (0.05) | (0.91) | (0.96) | — | (2.01) | (2.01) |
| Year ended 6-30-2015 | 16.48 | (0.11) | 0.52 | 0.41 | — | (1.58) | (1.58) |
| Year ended 6-30-2014 | 14.40 | (0.12) | 2.98 | 2.86 | — | (0.78) | (0.78) |
| Year ended 6-30-2013 | 11.35 | (0.05) | 3.11 | 3.06 | (0.01) | — | (0.01) |
| Year ended 6-30-2012 | 12.01 | (0.02) | (0.62) | (0.64) | (0.02) | — | (0.02) |
| **Class C Shares** | | | | | | | |
| Year ended 6-30-2016 | 15.57 | 0.00* | (0.93) | (0.93) | — | (2.05) | (2.05) |
| Year ended 6-30-2015 | 16.73 | (0.06) | 0.52 | 0.46 | — | (1.62) | (1.62) |
| Year ended 6-30-2014 | 14.59 | (0.08) | 3.02 | 2.94 | — | (0.80) | (0.80) |
| Year ended 6-30-2013 | 11.48 | (0.01) | 3.16 | 3.15 | (0.04) | — | (0.04) |
| Year ended 6-30-2012 | 12.13 | 0.01 | (0.63) | (0.62) | (0.03) | — | (0.03) |
| **Class Y Shares** | | | | | | | |
| Year ended 6-30-2016 | 16.40 | 0.46 | (1.27) | (0.81) | (0.07) | (2.17) | (2.24) |
| Year ended 6-30-2015 | 17.53 | 0.15 | 0.54 | 0.69 | (0.11) | (1.71) | (1.82) |
| Year ended 6-30-2014 | 15.21 | 0.12 | 3.14 | 3.26 | (0.10) | (0.84) | (0.94) |
| Year ended 6-30-2013 | 11.96 | 0.17 | 3.28 | 3.45 | (0.20) | — | (0.20) |
| Year ended 6-30-2012 | 12.64 | 0.17 | (0.66) | (0.49) | (0.19) | — | (0.19) |

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 6-30-2016 | $13.28 | -5.49% | $304 | 1.24% | 0.83% | 1.25% | 0.82% | 50% |
| Year ended 6-30-2015 | 16.32 | 3.75 | 891 | 1.22 | 0.52 | 1.23 | 0.51 | 80 |
| Year ended 6-30-2014 | 17.45 | 21.77 | 867 | 1.25 | 0.41 | 1.26 | 0.40 | 72 |
| Year ended 6-30-2013 | 15.14 | 28.58 | 646 | 1.32 | 0.80 | 1.33 | 0.79 | 62 |
| Year ended 6-30-2012 | 11.91 | -4.12 | 473 | 1.39 | 0.98 | 1.40 | 0.97 | 70 |
| **Class B Shares[4]** | | | | | | | | |
| Year ended 6-30-2016 | 12.34 | -6.65 | 2 | 2.46 | -0.37 | 2.47 | -0.38 | 50 |
| Year ended 6-30-2015 | 15.31 | 2.53 | 3 | 2.38 | -0.66 | 2.39 | -0.67 | 80 |
| Year ended 6-30-2014 | 16.48 | 20.37 | 4 | 2.40 | -0.75 | 2.41 | -0.76 | 72 |
| Year ended 6-30-2013 | 14.40 | 27.12 | 5 | 2.54 | -0.38 | 2.55 | -0.39 | 62 |
| Year ended 6-30-2012 | 11.35 | -5.34 | 6 | 2.60 | -0.23 | 2.61 | -0.24 | 70 |
| **Class C Shares** | | | | | | | | |
| Year ended 6-30-2016 | 12.59 | -6.28 | 4 | 2.11 | 0.01 | 2.12 | 0.00* | 50 |
| Year ended 6-30-2015 | 15.57 | 2.81 | 6 | 2.09 | -0.36 | 2.10 | -0.37 | 80 |
| Year ended 6-30-2014 | 16.73 | 20.76 | 7 | 2.13 | -0.48 | 2.14 | -0.49 | 72 |
| Year ended 6-30-2013 | 14.59 | 27.46 | 6 | 2.23 | -0.10 | 2.24 | -0.11 | 62 |
| Year ended 6-30-2012 | 11.48 | -5.09 | 6 | 2.32 | 0.06 | 2.33 | 0.05 | 70 |
| **Class Y Shares** | | | | | | | | |
| Year ended 6-30-2016 | 13.35 | -5.19 | 436 | 0.88 | 3.83 | 0.89 | 3.82 | 50 |
| Year ended 6-30-2015 | 16.40 | 4.07 | 16 | 0.89 | 0.86 | 0.90 | 0.85 | 80 |
| Year ended 6-30-2014 | 17.53 | 22.17 | 11 | 0.90 | 0.75 | 0.91 | 0.74 | 72 |
| Year ended 6-30-2013 | 15.21 | 29.19 | 9 | 0.91 | 1.26 | 0.92 | 1.25 | 62 |
| Year ended 6-30-2012 | 11.96 | -3.75 | 3 | 0.93 | 1.44 | 0.94 | 1.43 | 70 |

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

VANGUARD FUND

| | Net Asset Value, Beginning of Period | Net Investment Income (Loss)[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 6-30-2016 | $10.48 | $ 0.00* | $(0.26) | $(0.26) | $ — | $(0.99) | $(0.99) |
| Year ended 6-30-2015 | 10.39 | (0.03) | 1.26 | 1.23 | —* | (1.14) | (1.14) |
| Year ended 6-30-2014 | 9.50 | 0.00* | 2.62 | 2.62 | —* | (1.73) | (1.73) |
| Year ended 6-30-2013 | 8.78 | 0.02 | 1.10 | 1.12 | (0.01) | (0.39) | (0.40) |
| Year ended 6-30-2012 | 8.57 | (0.01) | 0.22 | 0.21 | — | — | — |
| **Class B Shares[4]** | | | | | | | |
| Year ended 6-30-2016 | 7.90 | (0.09) | (0.18) | (0.27) | — | (0.95) | (0.95) |
| Year ended 6-30-2015 | 8.15 | (0.11) | 0.96 | 0.85 | — | (1.10) | (1.10) |
| Year ended 6-30-2014 | 7.81 | (0.10) | 2.13 | 2.03 | — | (1.69) | (1.69) |
| Year ended 6-30-2013 | 7.37 | (0.08) | 0.91 | 0.83 | — | (0.39) | (0.39) |
| Year ended 6-30-2012 | 7.28 | (0.10) | 0.19 | 0.09 | — | — | — |
| **Class C Shares** | | | | | | | |
| Year ended 6-30-2016 | 8.09 | (0.07) | (0.19) | (0.26) | — | (0.95) | (0.95) |
| Year ended 6-30-2015 | 8.31 | (0.10) | 0.98 | 0.88 | — | (1.10) | (1.10) |
| Year ended 6-30-2014 | 7.93 | (0.08) | 2.15 | 2.07 | — | (1.69) | (1.69) |
| Year ended 6-30-2013 | 7.45 | (0.06) | 0.93 | 0.87 | — | (0.39) | (0.39) |
| Year ended 6-30-2012 | 7.35 | (0.09) | 0.19 | 0.10 | — | — | — |
| **Class Y Shares** | | | | | | | |
| Year ended 6-30-2016 | 11.09 | 0.03 | (0.27) | (0.24) | — | (1.01) | (1.01) |
| Year ended 6-30-2015 | 10.94 | 0.00* | 1.32 | 1.32 | (0.02) | (1.15) | (1.17) |
| Year ended 6-30-2014 | 9.91 | 0.03 | 2.75 | 2.78 | (0.02) | (1.73) | (1.75) |
| Year ended 6-30-2013 | 9.13 | 0.05 | 1.15 | 1.20 | (0.03) | (0.39) | (0.42) |
| Year ended 6-30-2012 | 8.88 | 0.02 | 0.23 | 0.25 | — | — | — |

\* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 6-30-2016 | $ 9.23 | -2.91% | $1,032 | 1.13% | -0.04% | 1.15% | -0.06% | 46% |
| Year ended 6-30-2015 | 10.48 | 12.53 | 1,432 | 1.13 | -0.25 | 1.15 | -0.27 | 36 |
| Year ended 6-30-2014 | 10.39 | 29.25 | 1,364 | 1.17 | 0.02 | 1.19 | 0.00 | 43 |
| Year ended 6-30-2013 | 9.50 | 13.29 | 1,273 | 1.21 | 0.24 | 1.23 | 0.22 | 78 |
| Year ended 6-30-2012 | 8.78 | 2.45 | 1,260 | 1.22 | -0.13 | 1.24 | -0.15 | 46 |
| **Class B Shares[4]** | | | | | | | | |
| Year ended 6-30-2016 | 6.68 | -4.04 | 4 | 2.32 | -1.25 | 2.34 | -1.27 | 46 |
| Year ended 6-30-2015 | 7.90 | 11.13 | 5 | 2.28 | -1.40 | 2.30 | -1.42 | 36 |
| Year ended 6-30-2014 | 8.15 | 27.74 | 6 | 2.37 | -1.19 | 2.39 | -1.21 | 43 |
| Year ended 6-30-2013 | 7.81 | 11.78 | 7 | 2.50 | -1.06 | 2.52 | -1.08 | 78 |
| Year ended 6-30-2012 | 7.37 | 1.24 | 9 | 2.50 | -1.40 | 2.52 | -1.42 | 46 |
| **Class C Shares** | | | | | | | | |
| Year ended 6-30-2016 | 6.88 | -3.79 | 6 | 2.09 | -1.06 | 2.11 | -1.08 | 46 |
| Year ended 6-30-2015 | 8.09 | 11.40 | 6 | 2.08 | -1.20 | 2.10 | -1.22 | 36 |
| Year ended 6-30-2014 | 8.31 | 27.91 | 6 | 2.16 | -0.98 | 2.18 | -1.00 | 43 |
| Year ended 6-30-2013 | 7.93 | 12.20 | 6 | 2.26 | -0.81 | 2.28 | -0.83 | 78 |
| Year ended 6-30-2012 | 7.45 | 1.36 | 6 | 2.31 | -1.22 | 2.33 | -1.24 | 46 |
| **Class Y Shares** | | | | | | | | |
| Year ended 6-30-2016 | 9.84 | -2.59 | 469 | 0.85 | 0.26 | 0.87 | 0.24 | 46 |
| Year ended 6-30-2015 | 11.09 | 12.76 | 92 | 0.85 | 0.02 | 0.87 | 0.00* | 36 |
| Year ended 6-30-2014 | 10.94 | 29.65 | 86 | 0.86 | 0.33 | 0.88 | 0.31 | 43 |
| Year ended 6-30-2013 | 9.91 | 13.64 | 80 | 0.86 | 0.57 | 0.88 | 0.55 | 78 |
| Year ended 6-30-2012 | 9.13 | 2.82 | 83 | 0.86 | 0.20 | 0.88 | 0.18 | 46 |

See Accompanying Notes to Financial Statements.

## 1. ORGANIZATION

Waddell & Reed Advisors Funds, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Waddell & Reed Advisors Accumulative Fund, Waddell & Reed Advisors Asset Strategy Fund, Waddell & Reed Advisors Continental Income Fund, Waddell & Reed Advisors Core Investment Fund, Waddell & Reed Advisors Dividend Opportunities Fund, Waddell & Reed Advisors Energy Fund, Waddell & Reed Advisors Global Growth, Waddell & Reed Advisors New Concepts Fund, Waddell & Reed Advisors Science and Technology Fund, Waddell & Reed Advisors Small Cap Fund, Waddell & Reed Advisors Tax-Managed Equity Fund, Waddell & Reed Advisors Value Fund and Waddell & Reed Advisors Vanguard Fund (each, a "Fund") are 13 series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Prospectus and Statement of Additional Information ("SAI"). The investment manager to each Fund is Waddell & Reed Investment Management Company ("WRIMCO" or the "Manager").

Each Fund offers Class A, Class B, Class C and Class Y shares. The Funds' Class B shares are not available for purchase by new and existing investors. Class B shares will continue to be available for dividend reinvestment and exchanges from Class B shares of another fund within Waddell & Reed Advisors Funds. Class A shares are sold at their offering price, which is normally net asset value ("NAV") plus a front-end sales charge. For Class A shares, a 1% contingent deferred sales charge ("CDSC") is only imposed on shares purchased at NAV for $1 million or more that are subsequently redeemed within 12 months of purchase. Class B and Class C shares are sold without a front-end sales charge, but may be subject to a CDSC. Class Y shares are sold to certain institutional investors without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and NAV per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, Class B and Class C shares have separate distribution and/or service plans. No such plan has been adopted for Class Y shares. Class B shares will automatically convert to Class A shares 96 months after the date of purchase.

## 2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Fund.

**Security Transactions and Related Investment Income**. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment and/or realized gain.

**Foreign Currency Translation**. Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service authorized by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

**Allocation of Income, Expenses, Gains and Losses.** Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

**Income Taxes.** It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Funds file income tax returns in U.S. federal and applicable state jurisdictions. The Funds' tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Trust periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

**Dividends and Distributions to Shareholders**. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceeds net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a tax return of capital.

**Segregation and Collateralization**. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC"), the Dodd Frank Wall Street Reform and Consumer Protection Act, or the interpretive rules and regulations of the U.S. Commodities Futures Trading Commission require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods and swaps), the Fund will segregate collateral or designate on its books and records cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Funds under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash." Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

**Concentration of Market and Credit Risk.** In the normal course of business, the Funds invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Funds' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Funds' Statement of Assets and Liabilities, less any collateral held by the Funds.

Certain Funds may hold high-yield and/or non-investment-grade bonds, which may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

**Inflation-Indexed Bonds.** Certain Funds may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

**Interest Only Obligations.** These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

**Loans.** Certain Funds may invest in loans, the interest rates of which float or adjust periodically based upon a specified adjustment schedule, benchmark indicator, or prevailing interest rates, the debtor of which may be a domestic or foreign corporation, partnership or other entity ("Borrower"). Loans generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally include prime rates of one or more major U.S. banks, London Interbank Offered Rate ("LIBOR") rates or certificates of deposit rates. Loans often require prepayments from excess cash flow or permit the Borrower to repay at its election. The degree to which Borrowers repay cannot be predicted with accuracy. As a result, the actual maturity may be substantially less than the stated maturities. Loans are exempt from registration under the Securities Act of 1933, as amended, may contain certain restrictions on resale, and cannot be sold publicly. A Fund's investments in loans may be in the form of participations in loans or assignments of all or a portion of loans from third parties.

When a Fund purchases assignments, it acquires all the rights and obligations under the loan agreement of the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than those held by the assigning lender. When a Fund purchases a participation of a loan interest, the Fund typically enters into a contractual agreement with the lender or other third party selling the participation. A participation interest in loans includes the right to receive payments of principal, interest and any fees to which it is entitled from the lender and only upon receipt by the lender of payments from the Borrower, but not from the Borrower directly. When investing in a participation interest, if a Borrower is unable to meet its obligations under a loan agreement, a Fund generally has no right to enforce compliance with the terms of the loan agreement. As a result, the Fund assumes the credit risk of the Borrower, the selling participant, and any other persons that are interpositioned between the Fund and the Borrower. If the lead lender in a typical lending syndicate becomes insolvent, enters Federal Deposit Insurance Corporation ("FDIC") receivership or, if not FDIC insured, enters into bankruptcy, the Fund may incur certain costs and delays in receiving payment or may suffer a loss of principal and/or interest.

**Payment In-Kind Securities**. Certain Funds may invest in payment in-kind securities ("PIKs"). PIKs give the issuer the option at each interest payment date of making interest payments in either cash or additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

**Securities on a When-Issued or Delayed Delivery Basis.** Certain Funds may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Fund's NAV to the extent the Fund executes such transactions while remaining substantially fully invested. When a Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield WRIMCO considers advantageous. The Fund maintains internally designated assets with a value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

**Custodian Fees.** "Custodian fees" on the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

**Independent Trustees and Chief Compliance Officer Fees.** Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustee according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

**Indemnifications.** The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

**Basis of Preparation.** Each Fund is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

**Subsequent Events.** Management has performed a review for subsequent events through the date this report was issued.

## 3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Fund's investments are reported at fair value. Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Fund calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and financial instruments are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of last reported sales prices, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service authorized by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Short-term securities with maturities of 60 days or less are valued based on quotes that are obtained from an independent pricing service authorized by the Board as described in the preceding paragraph above.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or financial instruments are valued at fair value, as determined in good faith by the Board or Valuation Committee pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Fund's securities or assets. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of a Fund's securities or assets and for determining whether the value of the applicable securities or financial instruments should be re-evaluated in light of such significant events. The Board has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and financial instruments in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or asset cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or financial instrument will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When a Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at their direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Fund may differ from the value that will ultimately be realized at the time the securities are sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.

Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at their direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Funds' major classes of assets and liabilities measured at fair value on a recurring basis follows:

**Asset-Backed Securities and Mortgage-Backed Securities.** The fair value of asset-backed securities and mortgage-backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, and otherwise they would be categorized as Level 3.

**Bullion.** The fair value of bullion is at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded and are categorized in Level 1 of the fair value hierarchy.

**Corporate Bonds.** The fair value of corporate bonds, as obtained from an independent pricing service, is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

**Derivative Instruments.** Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE provided by an independent pricing service. Swaps derive their value from underlying asset prices, indices, reference rates and other inputs or a combination of these factors. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over-the-counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service for a comparable listed option unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. If no comparable listed option exists from which to obtain a price from an independent pricing service and a quotation cannot be obtained from a broker-dealer, the OTC option will be valued using a model reasonably designed to provide a current market price.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. OTC derivative products valued using pricing models with significant observable inputs are categorized within Level 2 of the fair value hierarchy.

**Equity Securities.** Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and ask prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, exchange-traded funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

**Loans.** Loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

**Municipal Bonds.** Municipal bonds are fair valued based on pricing models used by and obtained from an independent pricing service that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

**Restricted Securities.** Restricted securities that are deemed to be both Rule 144A securities and illiquid, as well as restricted securities held in non-public entities, are included in Level 3 of the fair value hierarchy to the extent that significant inputs to valuation are unobservable, because they trade infrequently, and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

**U.S. Government and Agency Securities.** U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. Transfers between levels represent the values as of the beginning of the reporting period.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated and/or affiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities, respectively. Additionally, the net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of June 30, 2016, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities.

## 4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial positions and results of operations when presented by primary underlying risk exposure.

**Forward Foreign Currency Contracts.** Each Fund may enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates provided by an independent pricing service determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to a Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Asset Strategy Fund and Global Growth Fund enter into forward foreign currency exchange contracts as an economic hedge against either specific transactions or portfolio instruments or to obtain exposure to, or hedge exposure away from foreign currencies (foreign currency exchange rate risk).

**Futures Contracts.** Each Fund may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified on the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted on the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported on the Statement of Operations. Realized gains (losses) are reported on the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Fund is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

Accumulative Fund and Asset Strategy Fund invest in long and/or short positions in futures contracts to gain exposure to, or economically hedge against, changes in interest rates (interest rate risk), changes in the value of equity securities (equity risk) or foreign currencies (foreign currency exchange rate risk).

**Option Contracts.** Options purchased by a Fund are accounted for in the same manner as portfolio securities. The cost of instruments acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from instruments sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current value of the option written. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold), and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying instrument in determining whether a Fund has realized a gain or loss. When a written put is exercised, the cost basis of the instruments purchased by a Fund is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Fund's exposure to the underlying instrument. With written options, there may be times when a

Fund will be required to purchase or sell instruments to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying instrument. Additionally, to the extent a Fund enters into OTC option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Accumulative Fund, Asset Strategy Fund, Continental Income Fund, New Concepts Fund, Science and Technology Fund, Small Cap Fund and Value Fund purchase and write call and put options to increase or decrease hedging exposure to underlying instruments (which include credit risk, equity risk, foreign currency exchange rate risk, event risk and/or interest rate risk), increase exposure to various equity markets or certain sectors, gain exposure to or facilitate trading in certain securities and/or, in the case of options written, to generate returns from options premiums.

**Swap Agreements.** Each Fund may invest in swap agreements. Swaps are marked to market daily and changes in value are recorded as unrealized appreciation (depreciation) on the Statement of Operations. Payments received or made by the Fund are recorded as realized gain or loss on the Statement of Operations. Any upfront premiums paid are recorded as assets and any upfront fees received are recorded as liabilities and are shown as swap premiums paid and swap premiums received, respectively, if any, on the Statement of Assets and Liabilities and amortized over the term of the swap. A liquidation payment received or made at the termination or maturity of the swap is recorded as realized gain or loss on the Statement of Operations.

Total return swaps involve a commitment to pay or receive periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

Small Cap Fund enters into total return swaps to hedge exposure to a security or market.

The creditworthiness of the counterparty with which a Fund enters into a swap agreement is monitored by WRIMCO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Fund may incur consists of the aggregate unrealized gain on appreciated contracts that is not collateralized.

**Collateral and rights of offset.** A Fund may mitigate credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing most derivative transactions between the Fund and each of its counterparties. The CSA allows the Fund and its counterparty to offset certain derivative financial instruments' payables and/or receivables against each other with collateral, which is generally held by the Fund's custodian or broker. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Fund from its counterparties are not fully collateralized contractually or otherwise, the Fund bears the risk of loss from counterparty non-performance. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

**Offsetting of Assets and Liabilities.** The following tables present financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement as of June 30, 2016:

Assets

| Fund | Gross Amounts of Recognized Assets | Gross Amounts Offset on the Statement of Assets and Liabilities | Net Amounts of Assets Presented on the Statement of Assets and Liabilities | Gross Amounts Not Offset on the Statement of Assets and Liabilities | | | Net Amount Receivable |
|---|---|---|---|---|---|---|---|
| | | | | Financial Instruments and Derivatives Available for Offset | Non-Cash Collateral Received | Cash Collateral Received | |
| Asset Strategy Fund | | | | | | | |
| Investments in unaffiliated securities at value* | $280 | $ — | $280 | $(280) | $ — | $ — | $ — |
| Unrealized appreciation on forward foreign currency contracts | 110 | — | 110 | — | — | — | 110 |
| Total | $390 | $ — | $390 | $(280) | $ — | $ — | $110 |
| Global Growth Fund | | | | | | | |
| Unrealized appreciation on forward foreign currency contracts | $ 54 | $ — | $ 54 | $ — | $ — | $ — | $ 54 |
| New Concepts Fund | | | | | | | |
| Investments in unaffiliated securities at value* | $202 | $ — | $202 | $(202) | $ — | $ — | $ — |

* Purchased options are reported as investments in unaffiliated securities on the Statement of Assets and Liabilities.

Liabilities

| Fund | Gross Amounts of Recognized Liabilities | Gross Amounts Offset on the Statement of Assets and Liabilities | Net Amounts of Liabilities Presented on the Statement of Assets and Liabilities | Gross Amounts Not Offset on the Statement of Assets and Liabilities | | | Net Amount Payable |
|---|---|---|---|---|---|---|---|
| | | | | Financial Instruments and Derivatives Available for Offset | Non-Cash Collateral Pledged | Cash Collateral Pledged | |
| Accumulative Fund | | | | | | | |
| Written options at value | $ 20 | $ — | $ 20 | $ — | $ — | $ — | $ 20 |
| Asset Strategy Fund | | | | | | | |
| Written options at value | $ 1,750 | $ — | $ 1,750 | $(280) | $ (1,470) | $ — | $ — |
| New Concepts Fund | | | | | | | |
| Written options at value | $5,866 | $ — | $5,866 | $(202) | $ (5,170) | $ — | $494 |
| Science and Technology Fund | | | | | | | |
| Written options at value | $3,636 | $ — | $3,636 | $ — | $(3,636) | $ — | $ — |
| Small Cap Fund | | | | | | | |
| Unrealized depreciation on swap agreements | $ 1,195 | $ — | $ 1,195 | $ — | $ (1,195) | $ — | $ — |

## Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of June 30, 2016:

| Fund | Type of Risk Exposure | Statement of Assets & Liabilities Location (Assets) | Value | Statement of Assets & Liabilities Location (Liabilities) | Value |
|---|---|---|---|---|---|
| Accumulative Fund | Equity | Investments in unaffiliated securities at value* | $524 | Unrealized depreciation on futures contracts** | $ 190 |
| | Equity | | — | Written options at value | 1,745 |
| Asset Strategy Fund | Equity | Investments in unaffiliated securities at value* | 280 | Written options at value | 1,750 |
| | Foreign currency | Unrealized appreciation on forward foreign currency contracts | 110 | | — |
| Continental Income Fund | Equity | Investments in unaffiliated securities at value* | 11 | Written options at value | 3 |
| Global Growth Fund | Foreign currency | Unrealized appreciation on forward foreign currency contracts | 54 | | — |
| New Concepts Fund | Equity | Investments in unaffiliated securities at value* | 202 | Written options at value | 5,866 |
| Science and Technology Fund | Equity | | — | Written options at value | 3,636 |
| Small Cap Fund | Equity | | — | Unrealized depreciation on swap agreements | 1,195 |
| Value Fund | Equity | | — | Written options at value | 932 |

\* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

\*\*The value presented includes cumulative gain (loss) on open futures contracts; however, the value reflected on the accompanying Statement of Assets and Liabilities is only the unsettled variation margin receivable (payable) as of year ended June 30, 2016.

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the year ended June 30, 2016:

| Fund | Type of Risk Exposure | Net realized gain (loss) on: Investments in unaffiliated securities* | Swap agreements | Futures contracts | Written options | Forward foreign currency contracts | Total |
|---|---|---|---|---|---|---|---|
| Accumulative Fund | Equity | $ (774) | $ — | $ 860 | $ 6,690 | $ — | $ 6,776 |
| Asset Strategy Fund | Equity | (29,690) | — | 2,432 | 12,494 | — | (14,764) |
| | Foreign currency | — | — | — | — | (4,197) | (4,197) |
| Continental Income Fund | Equity | (20,274) | — | — | 2,783 | — | (17,491) |
| New Concepts Fund | Equity | 1,170 | — | — | (525) | — | 645 |
| Science and Technology Fund | Equity | (6,831) | — | — | (1,053) | — | (7,884) |
| Small Cap Fund | Equity | (145) | (10,848) | — | 253 | — | (10,740) |
| Value Fund | Equity | (29) | — | — | 1,072 | — | 1,043 |

\* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the year ended June 30, 2016:

| | | Net change in unrealized appreciation (depreciation) on: | | | | | |
| | | Investments in unaffiliated securities* | Swap agreements | Futures contracts | Written options | Forward foreign currency contracts | Total |
| Fund | Type of Risk Exposure | | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| Accumulative Fund | Equity | $ 407 | $ — | $ (190) | $ (719) | $ — | $ (502) |
| Asset Strategy Fund | Equity | 3,547 | — | 1,477 | 7,106 | — | 12,130 |
| | Foreign currency | — | — | — | — | 461 | 461 |
| Continental Income Fund | Equity | (2,924) | — | — | 433 | — | (2,491) |
| Global Growth Fund | Foreign currency | — | — | — | — | 54 | 54 |
| New Concepts Fund | Equity | (3,120) | — | — | (545) | — | (3,665) |
| Science and Technology Fund | Equity | 4,661 | — | — | (1,836) | — | 2,825 |
| Small Cap Fund | Equity | — | (1,599) | — | — | — | (1,599) |
| Value Fund | Equity | — | — | — | (495) | — | (495) |

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

During the year ended June 30, 2016, the average derivative volume was as follows:

| Fund | Forward foreign currency contracts[1] | Long futures contracts[1] | Short futures contracts[1] | Swap agreements[2] | Purchased options[1] | Written options[1] |
| --- | --- | --- | --- | --- | --- | --- |
| Accumulative Fund | $ — | $ — | $4,997 | $ — | $ 333 | $ 838 |
| Asset Strategy Fund | 311 | 19,603 | 5,768 | — | 4,922 | 3,748 |
| Continental Income Fund | — | — | — | — | 1,360 | 149 |
| Global Growth Fund | 4 | — | — | — | — | — |
| New Concepts Fund | — | — | — | — | 644 | 3,501 |
| Science and Technology Fund | — | — | — | — | 380 | 1,782 |
| Small Cap Fund | — | — | — | 17,536 | — | — |
| Value Fund | — | — | — | — | — | 1,305 |

(1) Average value outstanding during the period.
(2) Average notional amount outstanding during the period.

## 5. WRITTEN OPTION ACTIVITY ($ amounts in thousands)

Transactions in written options were as follows:

| Fund | Outstanding at 6-30-15 | Options written | Options closed | Options exercised | Options expired | Outstanding at 6-30-16 |
| --- | --- | --- | --- | --- | --- | --- |
| **Accumulative Fund** | | | | | | |
| Number of Contracts | 3,683 | 106,180 | (90,638) | (4,656) | (6,932) | 7,637 |
| Premium Received | $ 469 | $ 17,198 | $ (14,947) | $ (760) | $ (779) | $ 1,181 |
| **Asset Strategy Fund** | | | | | | |
| Number of Contracts | 65,056 | 78,908 | (49,231) | (25,896) | (61,401) | 7,436 |
| Premium Received | $ 7,086 | $ 29,510 | $ (15,670) | $ (4,370) | $ (14,795) | $ 1,761 |
| **Continental Income Fund** | | | | | | |
| Number of Contracts | N/A | 5,707 | (522) | — | (4,087) | 1,098 |
| Premium Received | N/A | $ 3,225 | $ (306) | $ — | $ (2,483) | $ 436 |
| **New Concepts Fund** | | | | | | |
| Number of Contracts | 10,365 | 28,601 | (26,217) | — | (6,902) | 5,847 |
| Premium Received | $ 1,568 | $ 25,293 | $ (21,792) | $ — | $ (1,193) | $ 3,876 |
| **Science and Technology Fund** | | | | | | |
| Number of Contracts | 19,901 | 115,101 | (96,952) | (728) | (25,101) | 12,221 |
| Premium Received | $ 4,739 | $ 21,767 | $ (21,341) | $ (43) | $ (784) | $ 4,338 |
| **Small Cap Fund** | | | | | | |
| Number of Contracts | N/A | 3,894 | (3,894) | — | — | N/A |
| Premium Received | N/A | $ 396 | $ (396) | $ — | $ — | N/A |
| **Value Fund** | | | | | | |
| Number of Contracts | 6,499 | 51,789 | (13,185) | (10,263) | (27,236) | 7,604 |
| Premium Received | $ 935 | $ 8,340 | $ (3,274) | $ (2,296) | $ (3,331) | $ 374 |

## 6. BASIS FOR CONSOLIDATION OF THE ASSET STRATEGY FUND

WRA ASF II, Ltd. (the "Subsidiary"), a Cayman Islands exempted company, was incorporated as a wholly owned subsidiary acting as an investment vehicle for the Asset Strategy Fund (referred to as "the Fund" in this subsection). WRA ASF III (SBP), LLC and WRA ASF, LLC (each a "Company", collectively "the Companies"), Delaware limited liability companies, were incorporated as wholly owned companies acting as investment vehicles for the Fund. The Subsidiary and each Company acts as an investment vehicle for the Fund, in order to effect certain investments for the Fund consistent with the Fund's investment objectives and policies as specified in its prospectus and SAI.

The Fund's investment portfolio has been consolidated and includes the portfolio holdings of the Fund, its Subsidiary and the Companies. The consolidated financial statements include the accounts of the Fund, its Subsidiary and the Companies. All inter-company transactions and balances have been eliminated. A subscription agreement was entered into between the Fund and its Subsidiary and each Company comprising the entire issued share capital of the Subsidiary and each Company with the intent that the Fund will remain the sole shareholder and retain all rights. Under the Articles of Association, shares issued by the Subsidiary and each Company confer upon a shareholder the right to receive notice of, to attend and to vote at general meetings of the Subsidiary and each Company and shall confer upon the shareholder rights in a winding-up or repayment of capital and the right to participate in the profits or assets of the Subsidiary and each Company.

See the table below for details regarding the structure, incorporation and relationship as of June 30, 2016 of the Subsidiary and each Company to the Fund (amounts in thousands).

| Subsidiary/Company | Date of Incorporation | Subscription Agreement | Fund Net Assets | Subsidiary Net Assets | Percentage of Fund Net Assets |
|---|---|---|---|---|---|
| WRA ASF II, Ltd. | 1-31-13 | 4-10-13 | $2,226,107 | $152,904 | 6.87% |
| WRA ASF III (SBP), LLC | 4-9-13 | 4-23-13 | 2,226,107 | 30,793 | 1.38 |
| WRA ASF, LLC | 12-10-12 | 12-18-12 | 2,226,107 | 3,630 | 0.16 |

## 7. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands unless indicated otherwise)

**Management Fees.** WRIMCO, a wholly owned subsidiary of Waddell & Reed, Inc. ("W&R"), serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates as a percentage of average daily net assets:

| Fund (M - Millions) | $0 to $1,000M | $1,000 to $2,000M | $2,000 to $3,000M | $3,000 to $5,000M | $5,000 to $6,000M | Over $6,000M |
|---|---|---|---|---|---|---|
| Accumulative Fund | 0.700% | 0.650% | 0.600% | 0.550% | 0.550% | 0.550% |
| Asset Strategy Fund | 0.700 | 0.650 | 0.600 | 0.550 | 0.550 | 0.550 |
| Continental Income Fund | 0.700 | 0.650 | 0.600 | 0.550 | 0.550 | 0.550 |
| Core Investment Fund | 0.700 | 0.650 | 0.600 | 0.550 | 0.525 | 0.500 |
| Dividend Opportunities Fund | 0.700 | 0.650 | 0.600 | 0.550 | 0.550 | 0.550 |
| Energy Fund | 0.850 | 0.830 | 0.800 | 0.760 | 0.760 | 0.760 |
| Global Growth Fund | 0.850 | 0.830 | 0.800 | 0.760 | 0.760 | 0.760 |
| New Concepts Fund | 0.850 | 0.830 | 0.800 | 0.760 | 0.760 | 0.760 |
| Science and Technology Fund | 0.850 | 0.830 | 0.800 | 0.760 | 0.760 | 0.760 |
| Small Cap Fund | 0.850 | 0.830 | 0.800 | 0.760 | 0.760 | 0.760 |
| Tax-Managed Equity Fund | 0.650 | 0.600 | 0.550 | 0.500 | 0.500 | 0.500 |
| Value Fund | 0.700 | 0.650 | 0.600 | 0.550 | 0.550 | 0.550 |
| Vanguard Fund | 0.700 | 0.650 | 0.600 | 0.550 | 0.550 | 0.550 |

Effective October 1, 2006, under terms of a settlement agreement reached in July 2006 (see Note 14), the fee is payable at the following annual rates for those Funds included in the settlement agreement:

| Fund (M - Millions) | $0 to $1,000M | $1,000 to $2,000M | $2,000 to $3,000M | $3,000 to $5,000M | $5,000 to $6,000M | Over $6,000M |
|---|---|---|---|---|---|---|
| Accumulative Fund | 0.660% | 0.640% | 0.600% | 0.550% | 0.550% | 0.550% |
| Asset Strategy Fund | 0.690 | 0.650 | 0.600 | 0.550 | 0.550 | 0.550 |
| Core Investment Fund | 0.650 | 0.640 | 0.600 | 0.550 | 0.525 | 0.500 |
| Global Growth Fund | 0.820 | 0.830 | 0.800 | 0.760 | 0.760 | 0.760 |
| New Concepts Fund | 0.830 | 0.830 | 0.800 | 0.760 | 0.760 | 0.760 |
| Science and Technology Fund | 0.830 | 0.830 | 0.800 | 0.760 | 0.760 | 0.760 |
| Small Cap Fund | 0.830 | 0.830 | 0.800 | 0.760 | 0.760 | 0.760 |
| Value Fund | 0.690 | 0.650 | 0.600 | 0.550 | 0.550 | 0.550 |
| Vanguard Fund | 0.670 | 0.650 | 0.600 | 0.550 | 0.550 | 0.550 |

Effective June 29, 2009 through September 30, 2016, the fee is payable at the following annual rates for Continental Income Fund:

| Fund (M - Millions) | $0 to $1,000M | $1,000 to $2,000M | $2,000 to $3,000M | $3,000 to $5,000M | $5,000 to $6,000M | Over $6,000M |
|---|---|---|---|---|---|---|
| Continental Income Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 0.680% | 0.650% | 0.600% | 0.550% | 0.550% | 0.550% |

WRIMCO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to WRIMCO's right to change or modify this waiver. See Waivers of Expenses for more information.

**Accounting Services Fees.** The Trust has an Accounting Services Agreement with WRSCO, doing business as WI Services Company ("WISC"), an affiliate of W&R. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

| (M - Millions) | $0 to $10M | $10 to $25M | $25 to $50M | $50 to $100M | $100 to $200M | $200 to $350M | $350 to $550M | $550 to $750M | $750 to $1,000M | Over $1,000M |
|---|---|---|---|---|---|---|---|---|---|---|
| Annual Fee Rate . . . . . . . . . . . . . . . . . . | $0.00 | $11.50 | $23.10 | $35.50 | $48.40 | $63.20 | $82.50 | $96.30 | $121.60 | $148.50 |

In addition, for each class of shares in excess of one, each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Each Fund also pays WISC a monthly administrative fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

**Shareholder Servicing. General.** Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class B and Class C shares, for each shareholder account that was in existence at any time during the prior month, each Fund pays a monthly fee that ranges from $1.5042 to $1.5792; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, InvestEd Portfolios and Ivy Funds) reaches certain levels. For Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

**Networked accounts.** For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. The Fund will reimburse WISC for such costs if the annual rate of the third-party per account charges for a Fund are less than or equal to $12.00 per account or an annual fee of 0.14 of 1% that is based on average daily net assets.

**Broker accounts.** Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account (up to $18.00 per account), or a fixed rate fee (up to an annual fee of 0.20 of 1% that is based on average daily net assets), based on the average daily NAV of the omnibus account (or a combination thereof).

**Distribution and Service Plan for Class A Shares.** Under a Distribution and Service Plan for Class A shares adopted by the Trust pursuant to Rule 12b-1 under the 1940 Act, each Fund may pay a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is paid daily to compensate W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class either directly or by third parties. For each of Accumulative Fund, Core Investment Fund and Tax-Managed Equity Fund, the Board of Trustees has limited payments to 0.234%, 0.249% and 0.236%, respectively, of the Fund's average Class A net assets on an annual basis. The Board may in the future, without shareholder approval, authorize payments up to a maximum of 0.25% of the Fund's average Class A net assets on an annual basis, if it determines to do so.

**Distribution and Service Plan for Class B and Class C Shares.** Under the Distribution and Service Plan adopted by the Trust for Class B and Class C shares, respectively, each Fund may pay W&R a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets attributable to that class to compensate W&R for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.

**Sales Charges.** As principal underwriter for the Trust's shares, W&R receives sales commissions (which are not an expense of the Trust) for sales of Class A shares. A CDSC may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A shares and is paid to W&R. During the year ended June 30, 2016, W&R received the following amounts in sales commissions and CDSCs ($ amounts rounded to thousands):

| | Gross Sales Commissions | CDSC | | | Commissions Paid[1] |
| --- | --- | --- | --- | --- | --- |
| | | Class A | Class B | Class C | |
| Accumulative Fund | $ 762 | $ 1 | $ 1 | $ 1 | $ 505 |
| Asset Strategy Fund | 2,060 | 4 | 11 | 4 | 1,300 |
| Continental Income Fund | 1,181 | 6 | 3 | 2 | 811 |
| Core Investment Fund | 2,418 | 4 | 4 | 2 | 1,527 |
| Dividend Opportunities Fund | 270 | 1 | 2 | —* | 179 |
| Energy Fund | 337 | —* | 1 | —* | 230 |
| Global Growth Fund | 261 | 1 | —* | —* | 164 |
| New Concepts Fund | 984 | 2 | 2 | 1 | 636 |
| Science and Technology Fund | 2,587 | 3 | 5 | 2 | 1,663 |
| Small Cap Fund | 580 | 1 | 2 | —* | 383 |
| Tax-Managed Equity Fund | 286 | 1 | —* | 1 | 214 |
| Value Fund | 216 | —* | 1 | —* | 148 |
| Vanguard Fund | 878 | 2 | 1 | —* | 577 |

* Not shown due to rounding.
(1)W&R reallowed/paid this portion of the sales charge to financial advisors and selling broker-dealers.

**Waivers of Expenses ($ amounts rounded to thousands).** During the year ended June 30, 2016, the following amounts were waived as a result of the reduced management fees related to the settlement agreement:

| | |
| --- | --- |
| Accumulative Fund | $ 444 |
| Asset Strategy Fund | 100 |
| Continental Income Fund | 200 |
| Core Investment Fund | 601 |
| Global Growth Fund | 190 |
| New Concepts Fund | 201 |
| Science and Technology Fund | 201 |
| Small Cap Fund | 163 |
| Value Fund | 81 |
| Vanguard Fund | 301 |

For each of Accumulative Fund, Core Investment Fund and Tax-Managed Equity Fund, the Board of Trustees has limited Rule 12b-1 payments to 0.234%, 0.249% and 0.236%, respectively, of the Fund's average Class A net assets on an annual basis. During the year ended June 30, 2016, the following amounts represent the difference between 0.25% and the reduced Rule 12b-1 fees:

| | |
| --- | --- |
| Accumulative Fund | $226 |
| Core Investment Fund | 40 |
| Tax-Managed Equity Fund | 52 |

Any amounts due to the funds as a reimbursement but not paid as of June 30, 2016 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

## 8. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Trust and the Advisors Fund Complex (Ivy Funds, Ivy Funds Variable Insurance Portfolios and InvestEd Portfolios); referred to with the Funds for purposes of this section as Funds) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the year ended June 30, 2016.

## 9. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the year ended June 30, 2016 follows:

| | 6-30-15 Share Balance | Purchases at cost | Sales at Cost | Realized Gain/(Loss) | Distributions Received | 6-30-16 Share Balance | 6-30-16 Value |
|---|---|---|---|---|---|---|---|
| **Asset Strategy Fund** | | | | | | | |
| Circuit of the Americas LLC, Class B[1] . . . . . . . . . . . . . . | –* | $ – | $ – | $ – | $ – | –* | $ – |
| Media Group Holdings LLC, Series H[1] . . . . . . . . . . . . | 73 | – | – | – | – | 73 | 3,637 |
| Media Group Holdings LLC, Series I[1] . . . . . . . . . . . . . | 43 | – | – | – | – | 43 | 14,876 |
| Media Group Holdings LLC, Series T[1] . . . . . . . . . . . . . | 9 | – | – | – | – | 9 | 12,180 |
| | | | | $ – | $ – | | $ 30,693 |

| | 6-30-15 Principal Balance | | | | Interest Received | 6-30-16 Principal Balance | |
|---|---|---|---|---|---|---|---|
| Circuit of the Americas LLC, Series D, 0.000%, 12-31-20 . . . . . . . . . . . . . . . . . . . . . . . . . . | $7,285 | $ – | $ – | $ – | $ – | $ 7,285 | $ 2,253 |

| | 6-30-15 Share Balance | Purchases at cost | Sales at Cost | Realized Gain/(Loss) | Distributions Received | 6-30-16 Share Balance | 6-30-16 Value |
|---|---|---|---|---|---|---|---|
| **Science and Technology Fund** | | | | | | | |
| Acxiom Corp[1]. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,383 | $ – | $ – | $ – | $ – | 4,383 | $ 96,393 |
| Aspen Technology, Inc.[1]. . . . . . . . . . . . . . . . . . . . . . | 4,242 | – | – | – | – | 4,242 | 170,713 |
| Avinger, Inc.[1]. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 853 | 24 | – | – | – | 855 | 10,194 |
| BioAmber, Inc.[1]. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,409 | 3,642 | – | – | – | 3,138 | 9,350 |
| BioAmber, Inc., expires 5-9-17. . . . . . . . . . . . . . . . . . | 1,423 | – | – | – | – | 1,423 | 540 |
| Marrone Bio Innovations, Inc.[1]. . . . . . . . . . . . . . . . . | 1,828 | – | – | – | – | 1,828 | 1,499 |
| Marrone Bio Innovations, Inc., expires 8-20-23. . . . . . | N/A | – | – | – | – | 1,380 | –* |
| Photronics, Inc. [1]. . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,419 | – | – | – | – | 3,419 | 30,464 |
| Silver Spring Networks, Inc. [1]. . . . . . . . . . . . . . . . . . | 3,624 | – | – | – | – | 3,624 | 44,026 |
| WNS (Holdings) Ltd. ADR[1] . . . . . . . . . . . . . . . . . . . . | 3,921 | – | – | – | – | 3,921 | 105,874 |
| | | | | $ – | $ – | | $469,053 |

| | 6-30-15 Principal Balance | | | | Interest Received | 6-30-16 Principal Balance | |
|---|---|---|---|---|---|---|---|
| Marrone Bio Innovations, Inc., 8.000%, 8-20-20 . . . . . | N/A | $13,800 | $ – | $ – | $ 946 | $13,800 | $ 14,079 |

*  Not shown due to rounding.
(1) No dividends were paid during the proceeding 12 months.

## 10. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the year ended June 30, 2016, were as follows:

| | Purchases | | Sales | |
| --- | --- | --- | --- | --- |
| | U.S. Government | Other Issuers | U.S. Government | Other Issuers |
| Accumulative Fund | $ — | $ 1,416,222 | $ — | $ 1,378,548 |
| Asset Strategy Fund | 344,565 | 917,897 | 33,650 | 1,969,965 |
| Continental Income Fund | — | 704,994 | 13,772 | 851,329 |
| Core Investment Fund | — | 2,095,415 | — | 2,572,678 |
| Dividend Opportunities Fund | — | 214,347 | — | 291,917 |
| Energy Fund | — | 108,929 | — | 103,732 |
| Global Growth Fund | — | 267,924 | — | 260,709 |
| New Concepts Fund | — | 663,790 | — | 800,876 |
| Science and Technology Fund | — | 302,331 | — | 577,107 |
| Small Cap Fund | — | 322,476 | — | 390,291 |
| Tax-Managed Equity Fund | — | 155,128 | — | 137,552 |
| Value Fund | — | 381,588 | — | 494,977 |
| Vanguard Fund | — | 694,613 | — | 686,823 |

## 11. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of no par value shares of beneficial interest of each class of each Fund. Transactions in shares of beneficial interest were as follows:

| | Accumulative Fund | | | | Asset Strategy Fund | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Year ended 6-30-16 | | Year ended 6-30-15 | | Year ended 6-30-16 | | Year ended 6-30-15 | |
| | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
| Shares issued from sale of shares: | | | | | | | | |
| Class A | 23,223 | $ 232,670 | 14,088 | $ 157,871 | 33,245 | $ 272,153 | 45,322 | $ 455,972 |
| Class B | 48 | 424 | 34 | 341 | 37 | 293 | 82 | 819 |
| Class C | 207 | 1,859 | 149 | 1,489 | 473 | 3,719 | 632 | 6,155 |
| Class Y | 29,648 | 267,898 | 126 | 1,379 | 104,289 | 823,332 | 1,047 | 10,500 |
| Shares issued in reinvestment of distributions to shareholders: | | | | | | | | |
| Class A | 20,011 | 189,627 | 18,504 | 191,147 | — | — | 71,499 | 640,631 |
| Class B | 71 | 574 | 83 | 749 | — | — | 883 | 7,642 |
| Class C | 105 | 872 | 92 | 851 | — | — | 1,360 | 11,821 |
| Class Y | 78 | 739 | 65 | 674 | — | — | 1,487 | 13,383 |
| Shares redeemed: | | | | | | | | |
| Class A | (51,004) | (475,586) | (16,593) | (187,964) | (201,162) | (1,603,565) | (73,235) | (733,013) |
| Class B | (160) | (1,347) | (185) | (1,829) | (1,298) | (10,062) | (1,522) | (14,634) |
| Class C | (218) | (1,885) | (163) | (1,639) | (2,002) | (15,626) | (1,929) | (18,823) |
| Class Y | (231) | (2,168) | (75) | (856) | (10,976) | (87,629) | (2,140) | (22,125) |
| Net increase (decrease) | 21,778 | $ 213,677 | 16,125 | $ 162,213 | (77,394) | $ (617,385) | 43,486 | $358,328 |

| | Continental Income Fund | | | | Core Investment Fund | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Year ended 6-30-16 | | Year ended 6-30-15 | | Year ended 6-30-16 | | Year ended 6-30-15 | |
| | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
| Shares issued from sale of shares: | | | | | | | | |
| Class A | 37,002 | $ 354,647 | 36,066 | $ 377,123 | 57,201 | $ 366,428 | 75,111 | $556,623 |
| Class B | 69 | 666 | 65 | 671 | 102 | 559 | 162 | 1,029 |
| Class C | 366 | 3,498 | 408 | 4,247 | 861 | 4,724 | 954 | 6,116 |
| Class Y | 68,659 | 631,254 | 135 | 1,422 | 164,366 | 979,245 | 3,107 | 23,558 |
| Shares issued in reinvestment of distributions to shareholders: | | | | | | | | |
| Class A | 13,412 | 126,437 | 6,083 | 61,732 | 81,356 | 500,338 | 66,486 | 462,080 |
| Class B | 35 | 329 | 20 | 197 | 279 | 1,437 | 269 | 1,603 |
| Class C | 130 | 1,220 | 59 | 593 | 547 | 2,883 | 406 | 2,472 |
| Class Y | 39 | 372 | 27 | 277 | 2,000 | 12,359 | 1,582 | 11,045 |
| Shares redeemed: | | | | | | | | |
| Class A | (99,951) | (930,192) | (21,661) | (226,968) | (287,181) | (1,762,477) | (93,170) | (690,186) |
| Class B | (153) | (1,437) | (157) | (1,610) | (622) | (3,299) | (795) | (5,020) |
| Class C | (415) | (3,928) | (388) | (4,040) | (1,222) | (6,689) | (955) | (6,220) |
| Class Y | (1,084) | (10,161) | (317) | (3,324) | (5,503) | (34,076) | (2,120) | (15,666) |
| Net increase | 18,109 | $ 172,705 | 20,340 | $ 210,320 | 12,184 | $ 61,432 | 51,037 | $347,434 |

| | Dividend Opportunities Fund | | | | Energy Fund | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Year ended 6-30-16 | | Year ended 6-30-15 | | Year ended 6-30-16 | | Year ended 6-30-15 | |
| | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
| Shares issued from sale of shares: | | | | | | | | |
| Class A | 5,029 | $ 76,478 | 5,428 | $ 100,233 | 7,262 | $ 82,901 | 7,238 | $ 110,451 |
| Class B | 5 | 76 | 10 | 187 | 6 | 64 | 8 | 114 |
| Class C | 25 | 370 | 70 | 1,258 | 69 | 732 | 87 | 1,285 |
| Class Y | 15,406 | 224,494 | 198 | 3,909 | 6,736 | 86,878 | 114 | 1,902 |
| Shares issued in reinvestment of distributions to shareholders: | | | | | | | | |
| Class A | 4,823 | 71,312 | 6,095 | 104,031 | — | — | — | — |
| Class B | 27 | 388 | 45 | 752 | — | — | — | — |
| Class C | 59 | 849 | 79 | 1,330 | — | — | — | — |
| Class Y | 43 | 637 | 49 | 831 | — | — | — | — |
| Shares redeemed: | | | | | | | | |
| Class A | (24,914) | (371,564) | (9,370) | (173,569) | (13,401) | (160,803) | (4,463) | (67,484) |
| Class B | (91) | (1,336) | (126) | (2,260) | (42) | (436) | (37) | (514) |
| Class C | (130) | (1,978) | (136) | (2,496) | (74) | (799) | (72) | (1,022) |
| Class Y | (209) | (3,132) | (45) | (845) | (313) | (4,020) | (108) | (1,655) |
| Net increase (decrease) | 73 | $ (3,406) | 2,297 | $ 33,361 | 243 | $ 4,517 | 2,767 | $ 43,077 |

| | Global Growth Fund | | | | New Concepts Fund | | | |
| | Year ended 6-30-16 | | Year ended 6-30-15 | | Year ended 6-30-16 | | Year ended 6-30-15 | |
| | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
|---|---|---|---|---|---|---|---|---|
| Shares issued from sale of shares: | | | | | | | | |
| Class A | 10,332 | $ 117,971 | 7,695 | $ 95,280 | 19,898 | $ 191,220 | 20,708 | $ 238,173 |
| Class B | 7 | 81 | 4 | 51 | 44 | 312 | 30 | 259 |
| Class C | 31 | 328 | 23 | 270 | 186 | 1,322 | 192 | 1,682 |
| Class Y | 18,840 | 202,052 | 1,916 | 23,917 | 52,099 | 534,959 | 1,328 | 16,975 |
| Shares issued in reinvestment of distributions to shareholders: | | | | | | | | |
| Class A | 2,585 | 29,700 | 1,769 | 20,839 | 17,803 | 163,260 | 21,474 | 229,129 |
| Class B | 6 | 60 | 5 | 57 | 122 | 784 | 176 | 1,371 |
| Class C | 8 | 85 | 6 | 65 | 169 | 1,130 | 220 | 1,776 |
| Class Y | 337 | 3,888 | 211 | 2,483 | 737 | 7,550 | 926 | 10,912 |
| Shares redeemed: | | | | | | | | |
| Class A | (27,085) | (294,449) | (7,408) | (91,456) | (90,806) | (844,882) | (26,930) | (310,953) |
| Class B | (47) | (471) | (63) | (702) | (262) | (1,762) | (329) | (2,806) |
| Class C | (68) | (729) | (36) | (422) | (401) | (2,881) | (361) | (3,217) |
| Class Y | (1,300) | (14,554) | (562) | (6,952) | (3,469) | (36,134) | (1,419) | (17,906) |
| Net increase (decrease) | 3,646 | $ 43,962 | 3,560 | $ 43,430 | (3,880) | $ 14,878 | 16,015 | $165,395 |

| | Science and Technology Fund | | | | Small Cap Fund | | | |
| | Year ended 6-30-16 | | Year ended 6-30-15 | | Year ended 6-30-16 | | Year ended 6-30-15 | |
| | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
|---|---|---|---|---|---|---|---|---|
| Shares issued from sale of shares: | | | | | | | | |
| Class A | 27,207 | $ 363,710 | 23,886 | $ 379,007 | 7,590 | $ 114,329 | 6,148 | $ 105,446 |
| Class B | 67 | 689 | 57 | 671 | 14 | 161 | 9 | 126 |
| Class C | 441 | 4,273 | 375 | 4,447 | 135 | 1,673 | 92 | 1,300 |
| Class Y | 45,160 | 611,366 | 1,461 | 26,033 | 14,065 | 227,583 | 358 | 6,748 |
| Shares issued in reinvestment of distributions to shareholders: | | | | | | | | |
| Class A | 17,020 | 232,492 | 20,284 | 302,228 | 7,085 | 103,014 | 4,138 | 66,871 |
| Class B | 163 | 1,558 | 218 | 2,373 | 87 | 935 | 60 | 762 |
| Class C | 190 | 1,859 | 207 | 2,287 | 110 | 1,273 | 63 | 836 |
| Class Y | 552 | 8,472 | 649 | 10,750 | 159 | 2,610 | 97 | 1,742 |
| Shares redeemed: | | | | | | | | |
| Class A | (87,536) | (1,100,193) | (34,189) | (543,565) | (26,028) | (378,719) | (10,355) | (177,671) |
| Class B | (477) | (4,450) | (526) | (6,136) | (166) | (1,848) | (211) | (2,846) |
| Class C | (580) | (5,575) | (449) | (5,385) | (227) | (2,746) | (199) | (2,841) |
| Class Y | (2,754) | (39,722) | (1,669) | (29,258) | (684) | (11,273) | (223) | (4,245) |
| Net increase (decrease) | (547) | $ 74,479 | 10,304 | $ 143,452 | 2,140 | $ 56,992 | (23) | $ (3,772) |

| | Tax-Managed Equity Fund | | | | Value Fund | | | |
|---|---|---|---|---|---|---|---|---|
| | Year ended 6-30-16 | | Year ended 6-30-15 | | Year ended 6-30-16 | | Year ended 6-30-15 | |
| | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
| Shares issued from sale of shares: | | | | | | | | |
| Class A | 6,009 | $ 104,273 | 3,880 | $ 70,174 | 7,346 | $104,460 | 12,265 | $208,630 |
| Class B | 13 | 192 | 1 | 16 | 5 | 70 | 15 | 244 |
| Class C | 128 | 1,928 | 52 | 819 | 30 | 417 | 69 | 1,137 |
| Class Y | 9,778 | 159,208 | N/A | N/A | 32,242 | 418,491 | 454 | 8,003 |
| Shares issued in reinvestment of distributions to shareholders: | | | | | | | | |
| Class A | 1,548 | 26,813 | 1,195 | 20,565 | 8,068 | 109,317 | 5,460 | 87,901 |
| Class B | 3 | 38 | 3 | 44 | 26 | 325 | 23 | 352 |
| Class C | 31 | 453 | 23 | 343 | 55 | 712 | 40 | 616 |
| Class Y | — | — | N/A | N/A | 166 | 2,254 | 101 | 1,624 |
| Shares redeemed: | | | | | | | | |
| Class A | (14,149) | (234,831) | (3,032) | (54,923) | (47,090) | (629,179) | (12,849) | (217,531) |
| Class B | (18) | (259) | (16) | (255) | (87) | (1,135) | (104) | (1,647) |
| Class C | (80) | (1,151) | (35) | (548) | (123) | (1,627) | (133) | (2,144) |
| Class Y | (70) | (1,140) | N/A | N/A | (785) | (10,447) | (179) | (3,037) |
| Net increase (decrease) | 3,193 | $ 55,524 | 2,071 | $36,235 | (147) | $ (6,342) | 5,162 | $ 84,148 |

| | Vanguard Fund | | | |
|---|---|---|---|---|
| | Year ended 6-30-16 | | Year ended 6-30-15 | |
| | Shares | Value | Shares | Value |
| Shares issued from sale of shares: | | | | |
| Class A | 29,235 | $284,790 | 17,805 | $ 186,603 |
| Class B | 67 | 506 | 46 | 368 |
| Class C | 311 | 2,312 | 113 | 927 |
| Class Y | 40,594 | 391,717 | 1,024 | 11,315 |
| Shares issued in reinvestment of distributions to shareholders: | | | | |
| Class A | 13,952 | 135,060 | 13,823 | 136,430 |
| Class B | 78 | 549 | 93 | 699 |
| Class C | 110 | 794 | 96 | 735 |
| Class Y | 806 | 8,301 | 867 | 9,041 |
| Shares redeemed: | | | | |
| Class A | (68,076) | (631,767) | (26,155) | (274,643) |
| Class B | (221) | (1,566) | (273) | (2,177) |
| Class C | (196) | (1,405) | (190) | (1,565) |
| Class Y | (2,076) | (20,846) | (1,434) | (16,005) |
| Net increase | 14,584 | $168,445 | 5,815 | $ 51,728 |

## 12. COMMITMENTS

Bridge loan commitments may obligate a Fund to furnish temporary financing to a borrower until permanent financing can be arranged. In connection with these commitments, the Fund earns a commitment fee, typically set as a percentage of the commitment amount. Such fee income is included in interest income on the Statements of Operations. At June 30, 2016, there were no outstanding bridge loan commitments.

## 13. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at June 30, 2016 and the related unrealized appreciation (depreciation) were as follows:

| Fund | Cost of Investments | Gross Appreciation | Gross Depreciation | Net Unrealized Appreciation |
|---|---|---|---|---|
| Accumulative Fund | $ 1,236,424 | $ 185,820 | $ 57,620 | $ 128,200 |
| Asset Strategy Fund | 2,199,468 | 155,727 | 135,911 | 19,816 |
| Continental Income Fund | 1,406,562 | 165,184 | 45,176 | 120,008 |
| Core Investment Fund | 3,385,302 | 697,702 | 158,586 | 539,116 |
| Dividend Opportunities Fund | 459,120 | 120,038 | 6,170 | 113,868 |
| Energy Fund | 209,607 | 47,009 | 8,044 | 38,965 |
| Global Growth Fund | 564,825 | 78,291 | 27,502 | 50,789 |
| New Concepts Fund | 1,400,232 | 368,237 | 148,758 | 219,479 |
| Science and Technology Fund | 2,085,650 | 1,174,649 | 233,819 | 940,830 |
| Small Cap Fund | 599,396 | 215,068 | 22,108 | 192,960 |
| Tax-Managed Equity Fund | 296,718 | 100,065 | 8,285 | 91,780 |
| Value Fund | 688,890 | 97,893 | 41,369 | 56,524 |
| Vanguard Fund | 1,131,916 | 422,095 | 31,466 | 390,629 |

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the year ended June 30, 2016 and the post-October and late-year ordinary activity were as follows:

| Fund | Undistributed Ordinary Income | Undistributed Long-Term Capital Gains | Post-October Capital Losses Deferred | Late-Year Ordinary Losses Deferred |
|---|---|---|---|---|
| Accumulative Fund | $ 1,588 | $ 41,256 | $ — | $ — |
| Asset Strategy Fund | — | — | — | — |
| Continental Income Fund | 2,752 | 5,359 | — | — |
| Core Investment Fund | 14,141 | 99,254 | 48,057 | — |
| Dividend Opportunities Fund | 1,971 | 10,648 | — | — |
| Energy Fund | — | — | — | 966 |
| Global Growth Fund | — | — | — | — |
| New Concepts Fund | — | 25,150 | — | 4,045 |
| Science and Technology Fund | — | — | 30,875 | 10,634 |
| Small Cap Fund | — | 25,919 | — | 7,982 |
| Tax-Managed Equity Fund | — | 7,427 | — | 418 |
| Value Fund | 15,543 | — | 9,185 | — |
| Vanguard Fund | — | 60,077 | — | — |

Internal Revenue Code regulations permit each Fund to elect to defer into its next fiscal year capital losses and certain specified ordinary items incurred between each November 1 and the end of its fiscal year. Each Fund is also permitted to defer into its next fiscal certain ordinary losses that generated between each January 1 and the end of its fiscal year.

The tax character of dividends and distributions paid during the two fiscal years ended June 30, 2016 and 2015 were as follows:

| Fund | June 30, 2016 | | June 30, 2015 | |
|---|---|---|---|---|
| | Distributed Ordinary Income[1] | Distributed Long-Term Capital Gains | Distributed Ordinary Income[1] | Distributed Long-Term Capital Gains |
| Accumulative Fund | $ 79,102 | $ 123,009 | $37,766 | $ 166,707 |
| Asset Strategy Fund | — | — | 23,497 | 662,434 |
| Continental Income Fund | 24,989 | 105,831 | 9,143 | 54,722 |
| Core Investment Fund | 66,811 | 468,759 | 65,244 | 429,049 |
| Dividend Opportunities Fund | 5,347 | 69,926 | 9,112 | 100,958 |
| Energy Fund | — | — | — | — |
| Global Growth Fund | — | 34,466 | 2,583 | 21,407 |
| New Concepts Fund | 16,263 | 158,975 | 10,708 | 236,175 |
| Science and Technology Fund | — | 255,000 | — | 331,888 |
| Small Cap Fund | — | 109,348 | 168 | 70,950 |
| Tax-Managed Equity Fund | 4,721 | 24,795 | 63 | 22,570 |
| Value Fund | 17,008 | 97,316 | 25,916 | 65,683 |
| Vanguard Fund | 5,939 | 142,004 | 9,876 | 140,510 |

(1)Includes short-term capital gains distributed, if any.

Dividends from net investment income and short-term capital gains are treated as ordinary income dividends for federal income tax purposes.

Accumulated capital losses represent net capital loss carryovers as of June 30, 2016 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. Under the Regulated Investment Company Modernization Act of 2010 (the "Modernization Act"), a Fund is permitted to carry forward capital losses incurred in taxable years beginning after December 22, 2010 for an unlimited period. Any losses incurred during those future taxable years will be required to be utilized prior to any losses incurred in pre-enactment taxable years which have only an eight year carryforward period. As a result of this ordering rule, pre-enactment capital loss carryovers may expire unused. Additionally, post-enactment capital losses that are carried forward will retain their character as either short-term or long-term capital losses rather than being considered all short-term as under the previous law. The Fund's first fiscal year end subject to the Modernization Act was June 30, 2012. The following table shows the expiration dates for capital loss carryovers from pre-enactment taxable years and the amounts of capital loss carryovers, if any, by each of the applicable Funds electing to be taxed as a regulated investment company during the year ended June 30, 2016:

| Fund | Pre-Enactment | | | Post-Enactment | |
|---|---|---|---|---|---|
| | Year of Expiration | | | | |
| | 2017 | 2018 | 2019 | Short-Term Capital Loss Carryover | Long-Term Capital Loss Carryover |
| Accumulative Fund | $ — | $ — | $ — | $ — | $ — |
| Asset Strategy Fund | — | — | — | 128,010 | 3,463 |
| Continental Income Fund | — | — | — | — | — |
| Core Investment Fund | — | — | — | — | — |
| Dividend Opportunities Fund | — | — | — | — | — |
| Energy Fund | — | — | 4,890 | 9,544 | 11,660 |
| Global Growth Fund | — | — | — | 6,909 | 6,963 |
| New Concepts Fund | — | — | — | — | — |
| Science and Technology Fund | — | — | — | — | — |
| Small Cap Fund | — | — | — | — | — |
| Tax-Managed Equity Fund | — | — | — | — | — |
| Value Fund | — | — | — | — | — |
| Vanguard Fund | — | — | — | — | — |

Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from U.S. GAAP. These differences are due to differing treatments for items such as deferral of wash sales, post-October losses, late-year ordinary losses, foreign currency transactions, net operating losses, income from passive foreign investment companies (PFICs), investments held within the wholly-owned subsidiary and companies, partnership transactions, and expiring capital loss carryovers. At June 30, 2016, the following reclassifications were made:

| Fund | Undistributed Net Investment Income | Accumulated Net Realized Gain (Loss) | Paid-In Capital | Unrealized Appreciation (Depreciation) |
|---|---|---|---|---|
| Accumulative Fund | $ (1,579) | $ 1,580 | $ (1) | $ — |
| Asset Strategy Fund | 8,868 | 1,756 | (10,624) | — |
| Continental Income Fund | (5,368) | 5,373 | (5) | — |
| Core Investment Fund | 1,309 | (1,307) | (2) | — |
| Dividend Opportunities Fund | (1,782) | 1,783 | (1) | — |
| Energy Fund | 794 | 65 | (859) | — |
| Global Growth Fund | 1,029 | 132 | (1,161) | — |
| New Concepts Fund | (7) | 7 | —* | — |
| Science and Technology Fund | 26,867 | 42 | (26,909) | — |
| Small Cap Fund | (104) | 10,848 | (10,743) | (1) |
| Tax-Managed Equity Fund | 536 | 12 | (548) | — |
| Value Fund | 7,509 | (7,503) | (6) | — |
| Vanguard Fund | 608 | — | (608) | — |

*Not shown due to rounding.*

## 14. REGULATORY AND LITIGATION MATTERS

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, "Waddell & Reed") reached a settlement with the SEC to resolve proceedings brought in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (the "SEC Order"), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed agreed to pay $40 million in disgorgement and $10 million in civil money penalties.

Pursuant to the terms of the SEC order, the $50 million in disgorgement and civil penalties, plus accrued interest (the "Fair Fund"), must be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with W&R and as approved by the SEC, using a distribution methodology acceptable to the Funds' Disinterested Trustees. The SEC Order also required that the independent distribution consultant develop the distribution methodology pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. On July 15, 2014, the SEC ordered that the Fair Fund be distributed to investors as provided for in the distribution plan.

The foregoing is only a summary of the SEC Order. A copy of the SEC Order and the distribution plan are available on the SEC's website at www.sec.gov.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Shareholders and Board of Trustees of Waddell & Reed Advisors Funds:

We have audited the accompanying statements of assets and liabilities (as to the Waddell & Reed Advisors Asset Strategy Fund, the consolidated statement of assets and liabilities), including the schedules of investments, of Waddell & Reed Advisors Accumulative Fund, Waddell & Reed Advisors Asset Strategy Fund, Waddell & Reed Advisors Continental Income Fund, Waddell & Reed Advisors Core Investment Fund, Waddell & Reed Advisors Dividend Opportunities Fund, Waddell & Reed Advisors Energy Fund, Waddell & Reed Advisors Global Growth Fund, Waddell & Reed Advisors New Concepts Fund, Waddell & Reed Advisors Science and Technology Fund, Waddell & Reed Advisors Small Cap Fund, Waddell & Reed Advisors Tax-Managed Equity Fund, Waddell & Reed Advisors Value Fund, and Waddell & Reed Advisors Vanguard Fund (the "Funds"), thirteen of the series constituting Waddell & Reed Advisors Funds, as of June 30, 2016, and the related statements of operations (as to the Waddell & Reed Advisors Asset Strategy Fund, the consolidated statement of operations) for the year then ended, the statements of changes in net assets (as to the Waddell & Reed Advisors Asset Strategy Fund, the consolidated statement of changes in net assets) for each of the two years in the period then ended, and the financial highlights for each of the periods presented. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Funds are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of June 30, 2016, by correspondence with the custodian, agent banks, and brokers; when replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements (as to the Waddell & Reed Advisors Asset Strategy Fund, the consolidated financial statements) and financial highlights referred to above present fairly, in all material respects, the financial position of each of the Funds as of June 30, 2016, and the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Kansas City, Missouri
August 15, 2016

# INCOME TAX INFORMATION

AMOUNTS NOT ROUNDED (UNAUDITED)

The Funds hereby designate the following amounts of dividends paid from net ordinary income as dividends qualifying for the 70% dividends received deduction for corporations or as qualified dividend income for individuals for the tax period ended June 30, 2016:

|  | Dividends Received Deduction for Corporations | Qualified Dividend Income for Individuals |
|---|---|---|
| Accumulative Fund | $ 19,569,245 | $20,668,054 |
| Asset Strategy Fund | — | — |
| Continental Income Fund | 20,589,761 | 22,276,867 |
| Core Investment Fund | 45,893,606 | 54,286,244 |
| Dividend Opportunities Fund | 5,346,672 | 5,346,672 |
| Energy Fund | — | — |
| Global Growth Fund | — | — |
| New Concepts Fund | 14,653,960 | 15,221,219 |
| Science and Technology Fund | — | — |
| Small Cap Fund | — | — |
| Tax-Managed Equity Fund | 3,311,279 | 3,646,550 |
| Value Fund | 12,823,480 | 13,663,808 |
| Vanguard Fund | 1,645,243 | 3,078,519 |

The Funds hereby designate the following amounts as distributions of long-term capital gains:

| | |
|---|---|
| Accumulative Fund | $ 123,009,473 |
| Asset Strategy Fund | — |
| Continental Income Fund | 105,831,273 |
| Core Investment Fund | 468,759,259 |
| Dividend Opportunities Fund | 69,925,633 |
| Energy Fund | — |
| Global Growth Fund | 34,466,510 |
| New Concepts Fund | 158,974,605 |
| Science and Technology Fund | 254,999,897 |
| Small Cap Fund | 109,348,178 |
| Tax-Managed Equity Fund | 24,795,197 |
| Value Fund | 97,315,868 |
| Vanguard Fund | 142,004,290 |

Shareholders are advised to consult with their tax advisors concerning the tax treatment of dividends and distributions from all the Funds.

The tax status of dividends paid will be reported to you on Form 1099-DIV after the close of the applicable calendar year.

Each of the individuals listed below serves as a trustee for the Trust (20 portfolios), Ivy Funds Variable Insurance Portfolios (29 portfolios) and Waddell & Reed InvestEd Portfolios (3 portfolios) (collectively, the" Advisors Fund Complex"). The Advisors Fund Complex, together with the Ivy Funds (37 portfolios) and Ivy High Income Opportunities Fund (a closed-end fund) ("IVH"), comprises the Waddell & Reed/Ivy Fund Complex ("Fund Complex"). Jarold Boettcher, Joseph Harroz, Jr. and Henry J. Herrmann also serve as trustees of each of the Ivy Funds and IVH.

Board members who are not "interested persons" of the Funds as defined in Section 2(a)(19) of the 1940 Act ("Disinterested Trustees") constitute at least 75% of the Board.

Joseph Harroz, Jr. serves as the Independent Chairman of the Fund's Board and of the board of trustees of the other funds in the Fund Complex. Subject to the Trustee Emeritus and Retirement Policy, a Trustee serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

The Statement of Additional Information ("SAI") for the Trust includes additional information about the Trust's trustees. The SAI is available without charge, upon request, by calling 1.888.WADDELL. It is also available on the Waddell & Reed website, www.waddell.com.

### Disinterested Trustees

| Name, Address and Year of Birth | Position(s) Held with the Trust and Fund Complex | Trustee Since | Principal Occupation During Past 5 Years | Other Directorships Held |
|---|---|---|---|---|
| Jarold W. Boettcher, CFA<br>6300 Lamar Avenue<br>Overland Park, KS 66202<br>1940 | Trustee | 2008 | President of Boettcher Enterprises, Inc. (agricultural products and services) (1979 to present), Boettcher Supply, Inc. (electrical and plumbing supplies distributor) (1979 to present), and Boettcher Aerial, Inc. (Aerial Ag Applicator) (1979 to present). | Director, Guaranty State Bank & Trust Co. (financial services) (1981 to present); Director, Guaranty, Inc. (financial services) (1981 to present); Member, Kansas Board of Regents (2007 to 2011); Member, Kansas State University Foundation (2009 to present); Director, Kansas Bioscience Authority (2009 to present); Committee Member, Kansas Foundation for Medical Care (2001 to 2011); Trustee, Ivy Funds (37 portfolios overseen); Trustee, IVH (1 portfolio) overseen. |
| James M. Concannon<br>6300 Lamar Avenue<br>Overland Park, KS 66202<br>1947 | Trustee | 2008 | Professor of Law, Washburn University School of Law (1973 to present). | Director, Kansas Legal Services for Prisoners, Inc.; Director, U.S. Alliance Corporation (2009 to present). |
| John A. Dillingham*<br>6300 Lamar Avenue<br>Overland Park, KS 66202<br>1939 | Trustee | 2008 | President and Trustee, JoDill Corp. (1997 to present) and Dillingham Enterprises, Inc. (1997 to present), both farming enterprises. | Former Advisory Director, UMB Northland Board (financial services) (1995 to 2012); Trustee, Liberty Memorial Association (WWI National Museum) (1998 to 2013), National Advisory Board (2014-present); Trustee, Harry S. Truman Library Institute (education) (2007 to present); Former Chairman (2005 to 2013) and current Trustee, Freedoms Frontier National Heritage Area (education); Trustee; CGSC Foundation (government) (2004 to 2012); Chairman, Kansas City Municipal Assistance Corporation (bond issuance) (1980 to present); Director, Metropolitan Comm. College Foundation, (1980 to 2014). |

| Name, Address and Year of Birth | Position(s) Held with the Trust and Fund Complex | Trustee Since | Principal Occupation During Past 5 Years | Other Directorships Held |
|---|---|---|---|---|
| Joseph Harroz, Jr.<br>6300 Lamar Avenue<br>Overland Park, KS 66202<br>1967 | Trustee<br>Independent Chairman | 2008<br>2015 | Dean, Professor and University Vice President, University of Oklahoma College of Law (2010 to present); Managing Member, Harroz Investments, LLC (commercial enterprise investments) (1998 to present). | Director and Shareholder, Valliance Bank, N.A. (2007 to present); Director, Foundation HealthCare (2008 to present); Trustee, The Mewbourne Family Support Organization (non-profit) (2006 to present); Independent Director, LSQ Manager, Inc. (real estate) (2007 to present); Director, OK Foundation for Excellence (non-profit) (2008 to present); Independent Chairman/ Trustee, Ivy Funds (37 portfolios overseen); Independent Chairman/Trustee IVH (1 portfolio) overseen. |
| Albert W. Herman<br>FHFMA, CPA<br>6300 Lamar Avenue<br>Overland Park, KS 66202<br>1938 | Trustee | 2008 | Business Consultant (1998 to present); Treasurer and Director, The Wellness Council of America (health care initiatives) (1996 to present). | Finance Committee Member, Ascension Health (non-profit health system); (2007 to 2014); Director, Baylor Health Care System Foundation (health care) (1998-2009). |
| Frank J. Ross, Jr.<br>Polsinelli PC<br>700 West 47th Street, Suite 1000<br>Kansas City, MO 64112<br>1953 | Trustee | 2008 | Shareholder/Director, Polsinelli PC, (law firm) (1980 to present). | Director, American Red Cross (community service) (2003-2010); Director, Rockhurst University (education) (2003-2009); Director, March of Dimes Birth Defects Foundation, Greater Kansas City Chapter (2001-2009). |

**From September 22, 2011 to April 23, 2012, Mr. Dillingham was an Interested Trustee, because during that time period he was a trustee and beneficiary of a trust that owned shares of WDR.*

## Interested Trustees

Messrs. Avery and Herrmann are "interested" by virtue of their current or former engagement as officers of Waddell & Reed Financial, Inc. ("WDR") or its wholly owned subsidiaries, including the Fund's investment manager, Waddell & Reed Investment Management Company ("WRIMCO"), the Fund's principal underwriter, Waddell & Reed, Inc. ("Waddell & Reed"), and the Fund's shareholder servicing and accounting services agent, Waddell & Reed Services Company, doing business as WI Services Company ("WISC"), as well as by virtue of their personal ownership in shares of WDR.

| Name, Address and Year of Birth | Position(s) Held with the Fund and Fund Complex | Trustee Since | Principal Occupation During Past 5 Years | Other Directorships Held |
|---|---|---|---|---|
| Henry J. Herrmann<br>6300 Lamar Avenue<br>Overland Park, KS 66202<br>1942 | President<br>Trustee | 2008<br>2008 | Chairman of WDR (2010 to present); CEO of WDR (2005 to present); President, CEO and Chairman of WRIMCO (1993 to present); President, CEO and Chairman of Ivy Investment Management Company (IICO), an affiliate of WDR (2002 to present); President and Trustee of each of the funds in the Fund Complex. | Director of WDR, IICO, WRIMCO, WISC, W&R Capital Management Group, Inc. and Waddell & Reed, Inc.; Director, Blue Cross Blue Shield of Kansas City; Trustee, Ivy Funds (37 portfolios overseen); and Trustee IVH (1 portfolio) overseen. |

| Name, Address and Year of Birth | Position(s) Held with the Fund and Fund Complex | Trustee Since | Principal Occupation During Past 5 Years | Other Directorships Held |
|---|---|---|---|---|
| Michael L. Avery<br>6300 Lamar Avenue<br>Overland Park, KS 66202<br>1953 | Trustee | 2008 | President of WDR (2010 to present); formerly Chief Investment Officer (CIO) of WDR (2005 to 2011), formerly CIO of WRIMCO and IICO (2005 to 2010); Senior Vice President of WDR (2005 to 2009); Executive Vice President of WRIMCO (2005 to present); Executive Vice President of IICO (2007 to present); portfolio manager for investment companies managed by WRIMCO and IICO (1994 to present). | Director of WRIMCO and IICO. |

## Officers

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. In addition to Mr. Herrmann, who is President, the Fund's officers are:

| Name, Address and Year of Birth | Position(s) Held With the Fund and Fund Complex | Officer of Trust Since | Principal Occupation During Past 5 Years |
|---|---|---|---|
| Joseph W. Kauten<br>6300 Lamar Avenue<br>Overland Park, KS 66202<br>1969 | Vice President | 2008 | Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President, Treasurer and Principal Accounting Officer of each of the funds in the Fund Complex (2006 to present). |
| | Treasurer | 2008 | |
| | Principal Financial Officer | 2008 | |
| | Principal Accounting Officer | 2008 | |
| Philip A. Shipp<br>6300 Lamar Avenue<br>Overland Park, KS 66202<br>1969 | Assistant Secretary | 2012 | Assistant Secretary of each of the funds in the Fund Complex (2012 to present), Vice President of Waddell & Reed, Inc. and IFDI (2010 to present). |
| Wendy J. Hills<br>6300 Lamar Avenue<br>Overland Park, KS 66202<br>1970 | Vice President | 2014 | Senior Vice President and General Counsel of WDR, Waddell & Reed, WRIMCO and WISC (2014 to present); Senior Vice President and General Counsel of IICO (2014 to present); Vice President, General Counsel and Secretary of each of the funds in the Fund Complex (2016 to present). |
| | General Counsel | 2014 | |
| | Secretary | 2016 | |
| Scott J. Schneider<br>6300 Lamar Avenue<br>Overland Park, KS 66202<br>1968 | Vice President | 2008 | Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the funds in the Fund Complex. |
| | Chief Compliance Officer | 2008 | |

Waddell & Reed, Inc., the Waddell & Reed Advisors Funds, the Ivy Funds Variable Insurance Portfolios and the InvestEd Portfolios ("Waddell & Reed") are committed to ensuring their clients have access to a broad range of products and services to help them achieve their personal financial goals. Accurate information lies at the heart of our pledge to provide these products and services, and we strive to protect your personal nonpublic information. In the course of doing business with Waddell & Reed, clients are requested to share financial information and they may be asked to provide other personal details. Clients can be assured that Waddell & Reed is diligent in its efforts to keep such information confidential.

### Recognition of a Client's Expectation of Privacy

At Waddell & Reed, we believe the confidentiality and protection of client information is one of our fundamental responsibilities. And while information is critical to providing quality service, we recognize that one of our most important assets is our clients' trust. Thus, the safekeeping of client information is a priority for Waddell & Reed.

### Information Collected

In order to tailor available financial products to your specific needs, Waddell & Reed may request that you complete a variety of forms that require nonpublic personal information about your financial history and other personal details, including but not limited to, your name, address, social security number, assets, income and investments. Waddell & Reed may also gather information about your transactions with us, our affiliates and others.

### Categories of Information that may be Disclosed

While Waddell & Reed may disclose information it collects from applications and other forms, as described above, we at Waddell & Reed also want to assure all of our clients that whenever information is used, it is done with discretion. The safeguarding of client information is an issue we take seriously.

### Categories of Parties to whom we disclose nonpublic personal information

Waddell & Reed may disclose nonpublic personal information about you to selectively chosen financial service providers, whom we believe have valuable products or services that could benefit you. Whenever we do this, we carefully review the company and the product or service to make sure that it provides value to our clients. We share the minimum amount of information necessary for that company to offer its product or service. We may also share information with unaffiliated companies that assist us in providing our products and services to our clients; in the normal course of our business (for example, with consumer reporting agencies and government agencies); when legally required or permitted in connection with fraud investigations and litigation; and at the request or with the permission of a client.

In addition, Waddell & Reed, Inc. has entered into a Protocol with a number of other brokerage firms intended to further our clients' freedom of choice in connection with the movement of their financial advisors to new firms. In the event your account is maintained through Waddell & Reed, Inc. and your financial advisor leaves Waddell & Reed to join a firm that has likewise entered the Protocol, Waddell & Reed may disclose your name, address and telephone number to the departed advisor's new firm.

### Opt Out Right

If you prefer that we not disclose nonpublic personal information about you to nonaffiliated third parties, you may opt out of those disclosures; that is, you may direct us not to make those disclosures (other than disclosures permitted by law). If you wish to opt out of disclosures to nonaffiliated third parties, you may make this request in writing to: Waddell & Reed, Attn: Opt Out Notices, P.O. Box 29220, Shawnee Mission, KS 66201, or you may call 1.888.WADDELL and a Client Services Representative will assist you.

### Confidentiality and Security

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information. If you decide to close your account(s) or become an inactive client, we will adhere to the privacy policies and practices as described in this notice.

# PROXY VOTING INFORMATION

### Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 800.777.6472 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

### Proxy Voting Records

Information regarding how each Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

# QUARTERLY PORTFOLIO SCHEDULE INFORMATION

Portfolio holdings can be found on the Trust's website at www.waddell.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

# HOUSEHOLDING NOTICE

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Trust) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

# TO ALL TRADITIONAL IRA PLANHOLDERS:

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

# THE WADDELL & REED ADVISORS FUNDS FAMILY

**Global/International Funds**

Waddell & Reed Advisors Global Growth Fund

**Domestic Equity Funds**

Waddell & Reed Advisors Accumulative Fund

Waddell & Reed Advisors Core Investment Fund

Waddell & Reed Advisors Dividend Opportunities Fund

Waddell & Reed Advisors New Concepts Fund

Waddell & Reed Advisors Small Cap Fund

Waddell & Reed Advisors Tax-Managed Equity Fund

Waddell & Reed Advisors Value Fund

Waddell & Reed Advisors Vanguard Fund

**Fixed Income Funds**

Waddell & Reed Advisors Bond Fund

Waddell & Reed Advisors Global Bond Fund

Waddell & Reed Advisors Government Securities Fund

Waddell & Reed Advisors High Income Fund

Waddell & Reed Advisors Municipal Bond Fund

Waddell & Reed Advisors Municipal High Income Fund

**Money Market Fund**

Waddell & Reed Advisors Cash Management

**Specialty Funds**

Waddell & Reed Advisors Asset Strategy Fund

Waddell & Reed Advisors Continental Income Fund

Waddell & Reed Advisors Energy Fund

Waddell & Reed Advisors Science and Technology Fund

**1.888.WADDELL**

Visit us online at www.waddell.com

Before investing, investors should consider carefully the investment objectives, risks, charges and expenses of a mutual fund. This and other important information is contained in the prospectus and summary prospectus, which may be obtained at www.waddell.com or from a financial advisor. Read it carefully before investing.